International Journal of
Molecular Sciences

MDPI

Review

Updates on the Risk of Neuropsychiatric and Gastrointestinal Comorbidities in Rosacea and Its Possible Relationship with the Gut–Brain–Skin Axis

Yu Ri Woo, Yu Jin Han, Hei Sung Kim, Sang Hyun Cho and Jeong Deuk Lee *

Department of Dermatology, Incheon St. Mary's Hospital, College of Medicine, The Catholic University of Korea, Incheon 21431, Korea; w1206@naver.com (Y.R.W.); thyme3700@gmail.com (Y.J.H.); hazelkimhoho@gmail.com (H.S.K.); drchos@yahoo.co.kr (S.H.C.)

* Correspondence: leejd@catholic.ac.kr; Tel./Fax: +82-32-280-5105

Received: 29 September 2020; Accepted: 8 November 2020; Published: 10 November 2020

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Abstract: Rosacea is a common chronic cutaneous inflammatory disorder. Recently, patients with rosacea were identified as having a higher risk of developing various comorbidities such as cardiovascular disease, psychiatric disorders, neurologic disorders, and gastrointestinal disorders. However, the risks of some comorbidities in patients with rosacea are somewhat contradictory, depending upon the study design. Moreover, pathomechanisms associated with the comorbidities of patients with rosacea remain poorly elucidated. The purpose of this review was to provide the most up-to-date evidence on the risks of neuropsychiatric and gastrointestinal comorbidities in patients with rosacea. Moreover, the molecular pathomechanisms associated with neuropsychiatric and gastrointestinal comorbidities in patients with rosacea were evaluated based on recent studies. This review was also intended to focus more on the role of the gut–brain–skin axis in the association of neuropsychiatric and gastrointestinal comorbidities in rosacea.

Keywords: rosacea; comorbidity; psychiatric disorders; neurologic disorders; gastrointestinal disorders; risk

1. Introduction

Rosacea is a common chronic immune-mediated inflammatory cutaneous disorder with an estimated prevalence of about 0.91–8.5% [1]. Clinically, it is characterized by chronic recurrent episodes of flushing and persistent erythema of the central face. Phymatous change, flushing, papulopustules, and telangiectasia are commonly observed cutaneous signs of rosacea. Moreover, a variety of combinations and degrees of clinical signs and symptoms of rosacea can be observed in each individual [1].

Although the exact pathogenesis of rosacea needs further elucidation, the development of the clinical manifestations of rosacea can be explained by multifactorial etiologies, including genetic predisposition, epidermal barrier disruption, dysregulation of the innate and adaptive immune system, neuroinflammation, and neurovascular dysregulation [2]. The complex pathophysiology of rosacea suggests that it is not limited to the skin but could also be associated with multiple systemic disorders. To date, several epidemiological studies have also identified the possible association between rosacea and various comorbid disorders. Specifically, the association between cardiovascular disorders, such as hypertension and coronary artery disease, and rosacea, has been confirmed in previous studies [3,4]. However, some inconsistencies in the association between rosacea and other comorbidities still exist. Therefore, this study was intended to review the most up-to-date epidemiological evidence to more clearly assess the risk of comorbid diseases in rosacea. Among a variety of comorbidities of rosacea,

this study was intended to focus more on identifying the association of neurologic disorders, psychiatric disorders, gastrointestinal disorders, and rosacea. To clarify this, we further assessed the possible shared pathophysiological mechanisms of rosacea and its comorbid disorders. As a gut–brain–skin axis model has been suggested for several decades [5], and recent progress in microbiome research has solidified this hypothesis about the effect of the gut–brain–skin axis in cutaneous disorders, this review also investigated a potential association between the gut–brain–skin axis and the comorbidities of rosacea. Identifying the real burden of comorbidities in patients with rosacea might help provide a multidisciplinary approach to the patient and serve as a bridge to the unknown etiological pathogenesis of rosacea.

2. The Risk of Neurologic Diseases in Rosacea

Among a variety of neurologic disorders, an association between Parkinson's disease and rosacea has long been explored. Fischer et al. [6] first observed a high rate of rosacea among patients with Parkinson's disease in 2001. They found an 18.6% prevalence of active rosacea among patients treated for Parkinson's disease [6]. Consequently, a nationwide study conducted in the Danish population found an increased adjusted risk of new-onset Parkinson's disease (incidence rate ratio (IRR): 1.91; 95% confidence interval (CI): 1.52–1.92) in patients with rosacea compared with a reference population [7]. Besides, patients treated with tetracycline showed a decreased risk of Parkinson's disease [7]. A cohort study conducted in the United States using the electronic medical records of 803,005 individuals also found an increased risk of Parkinson's disease in patients with rosacea (odds ratio (OR): 1.39; 95% CI: 1.04–1.85) compared with the control population [8]. We summarize recent nationwide population-based cohort and case–control studies analyzing the risk of each neurologic disorder in patients with rosacea in Table 1.

Table 1. Summary of recent (2000–2020) population-based cohort studies investigating the risk of psychiatric and neurologic disorders in patients with rosacea.

Disorder	Study	Study Population	Relative Risk of Measures
Neurologic disorder	Egeberg (2016) [7]	Rosacea: 68,053 Control: 5,404,692	Parkinson's disease aIRR 1.71 (1.52–1.92)
	Mathieu (2018) [8]	Rosacea: 14,696 Control: 399,383	Parkinson's disease OR 1.39 (1.04–1.85)
	Egeberg (2016) [9]	Rosacea: 82,439 Control: 5,509,279	Dementia aHR 1.28 (1.01–1.14); Alzheimer's disease aHR 1.25 (1.14–1.37)
	Spoendlin (2013) [10]	Rosacea: 53,927 Control: 53,927	Migraine in women aOR 1.22 (1.16–1.29)
	Egeberg (2016) [11]	Rosacea: 49,475 Control: 4,312,213	Migraine aHR 1.31 (1.23–1.39); migraine in ocular rosacea aHR 1.69 (1.43–1.99)
Psychiatric disorder	Gupta (2005) [12]	Rosacea visits: 13,978,704 Control: 594,766,021	Depressive disease OR 4.81 (1.39–16.62)
	Egeberg (2016) [13]	Rosacea: 55,437 (Mild: 30,725; moderate to severe: 24,712) Control: 4,576,904	Depression IRR in mild rosacea 1.89 (1.82–1.96); in moderate to severe rosacea 2.04 (1.96–2.12) Anxiety disorder IRR in mild rosacea 1.80 (1.75–1.86); in moderate to severe rosacea 1.98 (1.91–2.05)
	Hung (2018) [14]	Rosacea: 7881 Control: 31,524	Total psychiatric disorders aHR 2.76 (2.65–2.87); phobic disorder aHR 7.84 (7.52–8.17); obsessive-compulsive disorder aHR 7.84 (7.52–8.17); major depressive disorder aHR 3.78 (3.63–3.94); bipolar disorder aHR 3.19 (3.06–3.32); anxiety aHR 2.91 (2.79–3.03); personality disorder aHR 2.85 (2.73–2.97); manic disorder aHR 2.63 (2.52–2.74); schizophrenia aHR 2.28 (2.19–2.38); attention deficit hyperactivity disorder aHR 1.04 (1.00–1.08)

Abbreviations: RR, relative risk; OR, odds ratio; HR, hazard ratio; IRR, incidence rate ratio. The values in brackets indicate the 95% confidence interval.

Several researchers have proposed that increased matrix metalloproteinase (MMP) activity might provide the mechanistic association between Parkinson's disease and rosacea. The increased expression of MMP-3 and MMP-9 was implicated in the mouse model of Parkinson's disease [15,16]. In addition, increased expression of MMPs and downregulation of the inhibitors of MMPs were also observed via real-time PCR analysis in patients with rosacea [17]. Patients with granulomatous rosacea tended to have an increased expression of MMP-9 when compared with non-granulomatous rosacea by immunohistochemistry [18]. Moreover, a study by Karpouzis et al. [19] found a tachykinin receptor 3′ gene polymorphism rs3733631 in patients with rosacea. As neurokinin B, which is the endogenous ligand of TACR3, is well known to be involved in the pathogenesis of Parkinson's disease, genetic polymorphism of TACR3 in rosacea could be one possible explanation for this association. Although further studies are needed to confirm this association, the potential pathogenic links between rosacea and Parkinson's disease could be explained by this association.

In 1955, Davidson et al. [20] first reported Alzheimer's disease accompanied by acne rosacea in one identical twin. A recent nationwide cohort study conducted in a Danish population observed that patients with rosacea showed an increased risk of dementia (adjusted hazard ratio (aHR): 1.28, 95% CI: 1.01–1.14) and Alzheimer's disease (aHR: 1.25; 95% CI: 1.14–1.37) [9]. The increased risk of dementia (aHR: 1.42; 95% CI: 1.17–1.72) and Alzheimer's disease (aHR: 1.92; 95% CI: 1.44–2.58) was also observed when they limited patients to those with rosacea diagnosed by a hospital dermatologist [9]. The plausible explanation for this association could be MMPs and antimicrobial peptides (AMPs). Increased expression of MMP-3 is also observed in the cerebrospinal fluid of patients with Alzheimer's disease, and levels of MMP-3 are associated with the duration of the disease. Serum levels of MMP-9 are also increased in patients with Alzheimer's disease [21]. With regard to rosacea, the increased expression of MMPs in rosacea has been shown in several studies. Moreover, treatment with doxycycline, a commonly used oral medication for rosacea, can inhibit the activity of kallikrein-related peptidases by inhibiting MMP expression [22]. The study also revealed the suppressed expression of β-amyloid and tau protein, which is a well-known pivotal protein in the pathogenesis of Alzheimer's disease in patients with Alzheimer's disease after treatment with tetracycline [23–25]. With regard to AMPs, the involvement of AMPs in the pathogenesis of rosacea has been well established [26] and β-amyloid was recently considered as a kind of antimicrobial peptide in Alzheimer's disease [27]. The abovementioned shared pathogenic links between Alzheimer's disease and rosacea could be the possible explanation for this association.

Another chronic neurovascular disorder, migraine, shares a variety of clinical features with rosacea. Migraine and rosacea both have features of chronic recurrent paroxysmal episodes with disabling symptoms in the trigeminal innervated area [28–30]. Indeed, Tan et al. [31] first reported that 44% of the patients with rosacea had experienced migraines. Thereafter, several epidemiological studies reported the association between rosacea and migraine [10,11,32–34]. Recently, Egeberg et al. [11] found an increased risk (aHR: 1.31; 95% CI: 1.23–1.39) of migraine in patients with rosacea. Of note, patients with phymatous rosacea showed no significant association with migraine, whereas patients with ocular rosacea showed an increased risk (aHR: 1.69; 95% CI: 1.43–1.99) of migraine [11]. A population-based study conducted in the United Kingdom observed a significant association between rosacea and migraine in females (OR: 1.22; 95% CI: 1.16–1.29) [10]. The most recent systematic review and meta-analysis also reported the possible association between the development of migraine and rosacea [35].

Alterations in facial blood flow and neuroinflammation could be a possible explanation for this relationship. Cutaneous facial blood flow is increased in the frontotemporal region during attacks of migraine [36]. Patients with migraine also exhibited an altered sympathetic regulation of facial microcirculation through the activation of neuropeptides due to various triggers [37,38]. In patients with rosacea, dilatation in precapillary arterioles and postcapillary venules and the subsequent disruption of the blood vessels causes the flushing and persistent erythema of rosacea. Moreover, the expression of transient receptor potential vanilloid type 1 (TRPV1) was increased both in the human scalp arteries of patients with chronic migraine [39] and in the skin of patients with rosacea [40]. Activation of the

TRPV receptor induces the release of neuropeptides such as calcitonin gene-related peptide (CGRP), which is considered a pivotal pathogenetic factor in triggering both migraine and rosacea by mediating the vasodilation and degranulation of mast cells [40,41]. The proposed mechanisms explaining the association between neurologic disorders and rosacea are summarized in Figure 1.


Rosacea
Migraine
Alzheimer disease
Parkinson's disease
Pathologic protein
Inflammatory molecules
MMPs
TACR3
Neuropeptide (ex. CGRP)
Inflammatory molecules
Skin
Microglia
Neuron
Brain
Cutaneous inflammation
Neuroinflammation

Figure 1. Proposed common underlying mechanisms between rosacea and various neurological disorders. Activation of transient receptor potential vanilloid type 1 (TRPV) receptors in neuronal tissues and skin induces the release of neuropeptides such as calcitonin gene-related peptide (CGRP) and substance P in patients with rosacea and migraine. These neuropeptides induce the vasodilation of cutaneous blood vessels and degranulation of mast cells, further stimulating the release of inflammatory molecules and matrix metalloproteinases (MMPs) in rosacea. In Parkinson's disease and Alzheimer's disease, the increased expression of MMPs is also observed in the neural tissue, cerebrospinal fluid, and serum of patients, which disrupts the blood–brain barrier and further induces neuroinflammation. Genetic polymorphisms in the TACR3 gene are found in patients with rosacea and Parkinson's disease. This shared pathogenic link might synergistically influence the association between neurologic disorders and rosacea.

3. The Risk of Psychiatric Diseases in Rosacea

Due to the chronic nature of rosacea and facial presentation of the disease, patients with rosacea suffer from poor psychological well-being [42]. Psychological aggravating factors such as stress, anxiety, immature personality with excessive feelings of shame and guilt, and social anxiety secondary to easy blushing could worsen the flushing in patients with rosacea and be a factor involved in the vicious cycle of rosacea [12,42]. Facial erythema, which is the characteristic clinical feature of rosacea, results in more impaired health-related quality of life in patients with rosacea than its inflammatory lesions [43]. A recent study by Wu et al. [44] also found that patients with rosacea showed increased dermatology life quality index scores and hospital anxiety and depression scale scores than controls, suggesting the significant negative psychological impact of rosacea on the Chinese patients in the study. The increased psychosocial burden associated with rosacea has caused many researchers to analyze the risk of psychiatric comorbid disease in rosacea. Table 1 summarizes recent nationwide population-based cohort and case–control studies analyzing the risk of different psychiatric disorders in patients with rosacea.

A case–control study conducted in the United States reported that patients with rosacea had an increased risk of depressive disease (OR: 4.81; 95% CI: 1.39–16.62) compared with the controls [12]. In a nationwide study conducted in a Danish population, Egeberg et al. [13] also found that the patients with both mild and moderate to severe rosacea showed an increased risk of depression (mild rosacea, IRR: 1.89; 95% CI: 1.82–1.96; moderate to severe rosacea, IRR: 2.04; 95% CI: 1.96–2.12). A more recent

study found that patients with rosacea had an increased risk of overall psychiatric disorders (adjusted hazard ratio (aHR): 2.76, 95% CI: 2.65–2.87) after adjusting for age, sex, comorbidity, and residence [14]. Among a variety of psychiatric disorders, the highest risk of psychiatric comorbidities was for phobic disorder (aHR: 7.84; 95% CI: 7.52–8.17) followed by obsessive-compulsive disorder (aHR: 6.38; 95% CI: 6.13–6.65), major depressive disorder (aHR: 3.78; 95% CI: 3.63–3.94), bipolar disorder (aHR: 3.06; 95% CI: 3.06–3.32), and anxiety (aHR: 2.91; 95% CI: 2.79–3.03) [14]. The increased risk of anxiety disorder was proposed in a study by Incel Uysal et al. [45]. Female patients with rosacea showed a higher risk of having generalized anxiety disorder (OR: 2.8; 95% CI: 1.15–7.37) than males [45]. The study examined a US national inpatients sample and found that patients diagnosed with rosacea showed increased odds (OR: 1.70; 95% CI: 1.56–1.95) of a primary admission for mental health disorders [46]. Treatment for rosacea, particularly for blushing, might help improve depressive symptoms and social anxiety [47]. Similarly, the effective management of rosacea symptoms results in a significant improvement in health-related quality of life.

The plausible explanation for this association could be abnormalities in the gut–brain axis and its shared inflammatory pathways. Altered gastrointestinal microbiota was also frequently observed in psychological disorders including depression and anxiety disorders [48–50]. Psychological stressors are known to induce the production of various neurotransmitters or the release of neuropeptides from nearby enteroendocrine cells [51]. This could increase the permeability of the intestine and consequently cause intestinal and systemic inflammation. Indeed, an increased prevalence of infection with *Helicobacter pylori (H. pylori*) and small intestinal bacterial overgrowth and abnormalities in skin microbiota were observed in patients with rosacea [48,52,53]. Based on these findings, we can suppose a possible association between rosacea and psychiatric disorders via the gut–brain–skin axis [14,54]. IL-17 has been implicated as a key cytokine in central nervous system diseases and mediates psychiatric disorders. Indeed, Th17 cells are increased in the blood of patients with depression and promote depression-like behaviors in mice. Similarly, IL-17 plays an important role in the development and aggravation of rosacea [55]. However, when compared with other chronic cutaneous skin diseases including acne, atopic dermatitis, and psoriasis, the psychosocial aspects of rosacea have been underestimated and further research is needed to properly assess the risk of psychological burden in patients with rosacea.

4. The Risk of Gastrointestinal Disorders in Rosacea

In 1965, Watson et al. [56] reported a case of small bowel disease in a patient with rosacea. Since then, various epidemiological studies have reported the association between gastrointestinal disorders and rosacea.

H. pylori is a Gram-negative bacterium that plays a pivotal role in the development of gastritis, peptic ulcers, and gastric cancer. In addition to its association with various gastrointestinal disorders, an increased prevalence of *H. pylori* infection in patients with rosacea was also reported. About 88% of the patients with rosacea were infected with *H. pylori*, compared with 65% of the non-ulcer dyspeptic controls [57]. Moreover, eradication of *H. pylori* improved the skin symptoms of rosacea [57–59]. However, a Danish population-based cohort study reported no significant association between *H. pylori* infection (hazard ratio (HR): 1.04; 95% CI: 0.96–1.13) in patients with rosacea compared with control subjects [60]. Although they also found an increased prevalence of *H. pylori* infection in patients with rosacea, the prevalence of new-onset *H. pylori* infection was not increased in patients with rosacea, suggesting that *H. pylori* infection could be one of the predisposing factors in rosacea by acting as a source for the growth of other intestinal bacteria [60]. A recent systematic review and meta-analysis identifying the risk of *H. pylori* infection in rosacea concluded that there was a weak but non-significant association with rosacea [61]. However, the authors suggested that studies conducted with the C-urea breath test, which has a higher diagnostic value than the serologic test for *H. pylori* infections, showed a strong association with rosacea compared with studies conducted with serology tests, implying that differences in the diagnostic method for *H. pylori* infections in previous studies might contribute to

these differences [61]. In addition, different strains of *H. pylori* possess specific virulence factors such as cytotoxin-associated gene A (CagA), which could contribute to the difference in the study results [62].

The proposed mechanisms explaining this association include the various cytotoxins and reactive oxygen species produced by *H. pylori*, which result in inflammation of the gastric mucosa and cutaneous inflammation via the increased production of inflammatory mediators, including prostaglandins, leukotrienes, vasoactive histamines, and cytokines, and the infiltration of inflammatory cells including monocytes, neutrophils, and lymphocytes [63].

Among a variety of gastrointestinal disorders, a high prevalence of celiac disease (HR: 1.46; 95% CI: 1.11–1.93), Crohn's disease (CD) (HR: 1.45; 95% CI: 1.19–1.77), ulcerative colitis (UC) (HR: 1.19; 95% CI: 1.02–1.39), and inflammatory bowel syndrome (HR: 1.34; 95% CI: 1.19–1.50) was observed in patients with rosacea compared with a control population in a large population-based cohort study conducted in Denmark [60] (Table 2). Recent evidence supports an association between rosacea and inflammatory bowel disease (IBD). A large population-based case–control study using a UK-based clinical practice research datalink found that a history of UC was associated with an increased risk of rosacea (OR: 1.65; 95% CI: 1.43–1.90) [64]. A history of CD was also associated with an increased risk of rosacea (OR: 1.49; 95% CI: 1.25–1.77) [64]. A cross-sectional study conducted in US female nurses reported that patients with rosacea had an increased risk of CD (HR: 2.20; 95% CI: 1.15-4.18). However, the study found no significant association between rosacea and UC [65]. A study by Kim et al. [66] also reported that patients with IBD had an increased risk of rosacea (OR: 2.17; 95% CI: 1.59–2.96) compared with control subjects. They also reported that male patients with IBD had a greater risk of rosacea than female patients [66]. Recently, a meta-analysis was conducted to examine the association between rosacea with IBD [67]. A meta-analysis of case–control studies found a significantly increased risk of UC (OR: 1.64; 95% CI: 1.43–1.89) in patients with rosacea. A meta-analysis of cohort studies revealed an increased risk of CD (HR: 1.58; 95% CI: 1.14–2.20) and UC (HR: 1.18; 95% CI: 1.01–1.37) in patients with rosacea [67].

The association between IBD and rosacea could be explained by alterations in both innate and adaptive immunity. The activation of mast cells, macrophages, and toll-like receptor 2 and production of reactive oxygen species, MMP, tumor necrosis factor, and interleukin(IL)-1β are known to be involved in the inflammatory pathogenesis of both rosacea and IBD [2,68]. With regards to adaptive immunity, inflammation induced by T helper (Th)1 cells, Th17 cells, and B cells contribute both to the pathogenesis of rosacea and IBD via the release of TNF, IL-17, and interferon-gamma [2,68]. Finally, shared genetic risk loci between rosacea and IBD such as HLA-DRB1*03:01 and butyrophilin-like 2 (BTNL2) could be another explanation for this association. Moreover, an increased prevalence of the glutathione S-transferases theta 1 (GSTT1) null genotype was observed in patients with rosacea and IBD [69,70].

In addition to IBD, studies have identified the possible association between rosacea and other gastrointestinal disorders. An increased prevalence of small intestinal bacterial overgrowth (SIBO) was observed in patients with rosacea. A prospective randomized controlled study found that 46% of the patients with rosacea had SIBO [71]. Moreover, after treatment with rifaxamin, clearance of the skin lesions in patients with rosacea was observed in 20 of 28 patients [71]. Another study by Weinstock et al. [52] found an increased risk of SIBO in patients with rosacea (relative risk (RR): 2.1; 95% CI: 1.7–15.1) compared with the controls. Among rosacea patients with SIBO prescribed rifaximin, 46% of the patients with rosacea reported cleared or marked improvement in their skin lesions [52]. The suggested pathomechanism involved in the association between rosacea and SIBO could be explained by increases in shared circulating cytokines, especially tumor necrosis factor-alpha [72]. However, a Danish population-based cohort study found no significant association between SIBO (HR: 0.71; 95% CI: 0.18–1.86) in patients with rosacea compared with control subjects [60]. Although there are some contradictory results with regards to the association between rosacea and SIBO, studies have reported the high prevalence of SIBO in patients with IBD compared with controls [73,74], supporting the potential association between SIBO, IBD, and rosacea.

Dysregulation of the skin and gut microbial community has long been considered to have a pivotal role in rosacea and gastrointestinal disorders. Although related microbial species such as *Demodex folliculorum*, *Staphylococcus epidermidis*, *H. pylori*, *Bacillus oleronius*, or *Chlamydia pneumoniae* have not been shown to directly cause the disease, dysbiosis in the composition of the skin and gut microbiota is suspected to play a major role in the pathogenesis of both rosacea and gastrointestinal disorders via impairing the innate and adaptive immunity of the skin and gut epithelium [75]. Intestinal bacteria could also affect the activation of the plasma kallikrein–kinin system (PKKS) [76]. The activation of PKKS is observed in patients with intestinal inflammation and rosacea [77,78] and this shared pathogenic link could be a possible explanation for the association.

Table 2. Recent cohort, cross-sectional, and case–control studies (2010–2020) identifying an associated risk between inflammatory bowel disease and rosacea.

Study	Study Design	Study Population	Main Outcomes
Spoendlin (2016) [64]	Case–control	Rosacea: 80,957 Control: 80,957	A history of UC is associated risk of rosacea (OR: 1.65; 95% CI: 1.43–190); a history of CD is associated with risk of rosacea (OR: 1.49; 95% CI: 1.25–1.77)
Li (2016) [65]	Cross-sectional	Rosacea: 1127 female nurses; Control: 95,187 female nurses	No association with UC CD (HR: 2.20; 95% CI: 1.15–4.18)
Egeberg (2017) [60]	Cohort	Rosacea: 49,475 Control: 4,312,213	Celiac disease (HR: 1.46; 95% CI: 1.11–1.93); Crohn's disease (CD) (HR: 1.45; 95% CI: 1.19–1.77); ulcerative colitis (UC) (HR: 1.19; 95% CI: 1.02–1.39); inflammatory bowel syndrome (HR: 1.34; 95% CI: 1.19–1.50) No association with SIBO and *H. pylori* infection
Wu (2017) [79]	Cohort	Rosacea: 89,356 Control: 178,712	IBD (HR: 1.94; 95% CI: 1.04–3.63)
Kim (2018) [66]	Cross-sectional	IBD: 40,843 (CD: 12,646; UC: 28,197) Control: 122,529	Rosacea (OR: 2.173; 95% CI: 1.590–2.969); rosacea risk among UC patients (OR: 1.979; 95% CI: 1.389–2.819); rosacea risk among CD patients (OR: 2.735; 95% CI: 1.708–4.380)

Abbreviations: CD, Crohn's disease; HR, hazard ratio; IRR, incidence rate ratio; SIBO, small intestinal bacterial overgrowth; OR, odds ratio; RR, relative risk; UC, ulcerative colitis. Values in brackets indicate the 95% confidence interval.

5. Conclusions

Rosacea is considered a chronic recurrent systemic inflammatory disorder. Several studies have analyzed the risk of comorbidities in rosacea. The knowledge presented in this review suggests the existence of links between rosacea and various neurologic disorders, psychiatric disorders, and gastrointestinal disorders.

A growing body of evidence has reported the pathogenic factors of rosacea. The interplay of factors such as genetic predisposition, triggering factors, immune alterations, neuroinflammation, and neurovascular dysregulation has been suggested to play a pivotal role in the pathophysiology of rosacea. The possible association of diverse comorbidities in rosacea could also be explained by the shared pathogenic pathways and molecules involved both in comorbid disorders and rosacea.

Some triggering factors such as stress and diet are considered to have a major role in the exacerbation of rosacea. For example, alcoholic beverages, spicy food, hot drinks, and chocolate are well-known dietary triggers of rosacea. Diet has a substantial impact on the regulation of the human microbiome [72] and dysbiosis in the intestine has a negative impact on skin function. Metabolites of

the microbiota could accumulate in the skin and thereafter damage the integrity of the skin barrier and promote further inflammation. Whether microbiota could be considered causative agents or innocent bystanders in the development of rosacea needs further elucidation [80]. Studies have supported the concept of imbalances in the diverse microbiota in the skin and gut of patients with rosacea. Moreover, as the skin and gut both have neuroendocrine pathways, this could also affect the function of the brain. The association with the gut–brain axis has also been established via multiple parallel pathways between them, including the autonomic nervous system and the pituitary–hypothalamus–adrenal axis [81]. The proposed role of the gut–brain–skin axis in rosacea is depicted in Figure 2.


Hypothalamic pituitary adrenal axis
Autonomic nervous system
Neuroinflammation via TRPV, TACR3, CGRP, substance P, MMPs, neuropeptides, and various inflammatory molecules
Promotion of inflammation by microbiota dysbiosis
Activation of plasma kallikrein-kinin system
Shared neuroendocrine pathways
Rosacea
Hypothalamic pituitary adrenal axis
Autonomic nervous system
Inflammation by microbiota dysbiosis
Triggering factor

Figure 2. Proposed role of the gut–brain–skin axis in rosacea. The complex interplay among the skin, gut, and brain sustains an intricate balance. Disturbances in the balance might influence the function of the skin, gut, and brain and the occurrence of rosacea and its mental, psychiatric, and gastrointestinal comorbidities.

The findings from this study present the concept of the involvement of the gut–brain–skin axis in rosacea. While diverse studies support this association, further experimental studies are needed to more clearly identify the exact pathophysicological mechanisms of this axis and its association with rosacea pathogenesis. In clinical practice, it is necessary to manage the stress of patients with rosacea and to strictly control the intake of some foods that can lead to the imbalance of the gut–brain–skin axis in rosacea. In addition, probiotic supplementation in patients with rosacea might help in improvement of the gut environment. As antibiotic treatment resulted in the improvement of some neurologic and gastrointestinal disorders, which were also associated with rosacea, we suspect that antibiotic therapy could be a promising option in controlling the altered gut–brain–skin axis of patients with rosacea.

In addition to the abovementioned comorbidities, further identification of comorbidities in patients with rosacea is needed in the future. The risk factors of each comorbidity in patients with rosacea also need to be further explored. Further, as increased risks of comorbidities are frequently observed in patients with rosacea, clinicians should always examine the possible presence of comorbidities in patients with rosacea to provide a multidisciplinary approach to treating the comorbidities.

Author Contributions: Y.R.W. analyzed the data and wrote the manuscript. Y.J.H. contributed to the design, H.S.K. reviewed the manuscript, and S.H.C. and J.D.L. reviewed and revised the manuscript. All authors have read and agreed to the published version of the manuscript.

Funding: This research received no external funding.

Conflicts of Interest: The authors declare no conflict of interest.

Abbreviations

AMP	antimicrobial peptide
CD	Crohn's disease
CGRP	calcitonin gene-related peptide
CI	confidence interval
HR	hazard ratio
IBD	inflammatory bowel disease
IL	interleukin
IRR	incidence rate ratio
MMP	matrix metalloproteinase
OR	odds ratio
PKKS	plasma kallikrein–kinin system
RR	relative risk
SIBO	small intestinal bacterial overgrowth
Th	T helper
TRPV	transient receptor potential vanilloid type
UC	ulcerative colitis

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J Eur Acad Dermatol Venereol. 2022 Jul; 36(7): 1088–1096. PMCID: PMC9415115
Published online 2022 Mar 22. doi: 10.1111/jdv.18050 PMID: 35274366

Prevalence of most common skin diseases in Europe: a population-based study

M.A. Richard,[1] C. Paul,[2] T. Nijsten,[3] P. Gisondi,[4] C. Salavastru,[5] C. Taieb,[6] M. Trakatelli,[7] L. Puig,[8] A. Stratigos,[9] and EADV burden of skin diseases project team

Abstract

Background

The assessment of the prevalence of diseases is of primary importance in planning health policies. No complete data on the prevalence of skin diseases across European countries are available.

Objective

To estimate the prevalence of the most frequent skin conditions or diseases in 27 European countries (24 EU countries, plus Norway, Switzerland, and the United Kingdom).

Methods

We conducted a population-based study on representative and extrapolable samples of the general population aged 18 years or more in each of the 27 countries surveyed. Participants were selected using stratified, proportional sampling with a replacement design. Data were collected using a web-based online survey. All participants were asked to fill in a questionnaire with sociodemographic data and to declare if they have had one or more skin conditions or diseases during the previous 12 months.

Results

A total of 44 689 participants from 27 countries responded to the questionnaire, 21 887 (48.98%) men and 22 802 (51.02%) women. The proportion of participants who reported having suffered from at least one dermatological condition or disease during the previous 12 months was 43.35% (95% CI: 42.89%, 43.81%). The projection in the total population of the 27 countries included in the study resulted in 185 103 774 individuals affected by at least one dermatological condition or disease. Accordingly, we can estimate that more than 94 million Europeans complain of uncomfortable skin sensations like itch, burning, or dryness. The most frequent conditions were fungal skin infections (8.9%), acne (5.4%), and atopic dermatitis or eczema (5.5%). Alopecia, acne, eczema, and rosacea were more common in women, whereas men were more likely to suffer from psoriasis and sexually transmitted infections.

Conclusion

Skin diseases are an important public health concern. Their high prevalence has to be taken into account in planning access to dermatological care to address patient needs.

Introduction

Skin conditions are an important public health concern. They affect between 30% and 70% of people worldwide,[1,2] and they are the most frequent reason for consultation in general practice.[3] More than 3000 skin diseases have been described, both acute and chronic, that affect individuals of all ages and social conditions. Some of them, such as skin cancer, may be life-threatening. However, even when this is not the case, they may pose a heavy burden on patients in terms of quality of life impairment and costs.[4,5]

Skin diseases resulted to be the fourth leading cause of non-fatal burden expressed as years lost due to disability.[6] They are a heterogeneous group of conditions, that include chronic diseases (such as psoriasis and atopic dermatitis) and skin cancers, which affect a large part of the population, but also rare conditions, such as genodermatoses. The approach to investigate the epidemiology of these dissimilar types of the population is very different since the study of rare diseases is based on registries, medical literature, or case reports.

In this study, we focused on the most common skin conditions and diseases, using a population-based approach. Most of the previous studies estimated the prevalence of skin conditions using systematic reviews of the literature or meta-analysis, e.g., for psoriasis[7] or atopic eczema.[8] Other reports focused on a single condition such as atopic eczema[9] or rosacea.[10] The large Global Burden of Disease Study 2010[6] evaluated the prevalence of 15 categories of skin diseases based on a systematic review of the published literature.

At a population-based level, an important study analysed the prevalence of skin conditions in five European countries.[11] However, to the best of our knowledge, no epidemiological data on the prevalence of skin conditions across Europe are available.

In the framework of the population-based survey on the 'Burden of skin diseases in Europe' initiated and supported by the EADV, the aim of this study was to evaluate the prevalence of the most common dermatological diseases and conditions of adult patients across Europe.

Materials and methods

Study design

This multinational, cross-sectional study was conducted on a representative sample of the general populations of 27 European countries [24 belonging to the European Union plus United Kingdom (UK), Switzerland (SW), and Norway (NO), henceforth referred to with the acronym NEUKS (Norway, EU24, UK and SW]).

Data collection

Data were collected using a web-based online survey. A polling institute (HC Conseil, Paris) conducted the study. The study population was selected from the mega database used for market research and opinion surveys, which includes more than 200 million e-mail addresses worldwide (Megabase, Kantar Health, New York, NY, USA). A representative sample of the general population aged 18 years or more was recruited in each country using a stratified, proportional sampling with a replacement design.

Proportional quota sampling was used for each country based on the distribution of the population according to age, sex, administrative region, environment (large cities, towns, and rural areas), and income, to guarantee national representativeness of the sample.

Reference data on the socio-demographic distribution of the population in each country were extracted from the Eurostat database, updated at the time of the survey (2020), and completed by data provided by United Nations, Department of Economic and Social Affairs, Population Division. World Population Prospects: the 2019 Revision. https://population.un.org/wpp/.

The eligibility of a respondent for the survey was based on demographic data, which were used to create a quota-based sample. When one quota was filled, subsequent people in this category were no longer eligible. Selected participants from all the respective countries were contacted by personal email inviting them to take part in a survey without any specification of the subject of the survey. This prevented a self-selection bias since participants with a skin disease could have been more prone to participate in the study if its purpose had been disclosed. If contact was not successful, another potential participant with the same sociodemographic characteristics was randomly selected. To ensure the robustness of the data collected, individuals who did not complete the whole survey were excluded. The survey was conducted during the same period across all countries (from 10 November 2020 to 5 August 2021). Since the study used anonymized data and did not involve any clinical examination, institutional review board approvals were not required.

Data collection were done in respect of ethical codes of the European Society for Opinion and Marketing Research (ESOMAR) in compliance with the GDPR rules*

[REGULATION (EU) 2016/679 OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation)].

Sample size

The sample size was calculated for each country for the main outcomes, i.e., the prevalence of subjects with skin conditions or a history of skin conditions. The calculation was based on the results of two recent studies conducted in France with the French Society of Dermatology which used the same sampling method ('Objectifs Peau'[12] and 'Dermatologist Use'[13]). In these studies, about 30% of the French population aged 15 years and more reported at least one skin problem or disease in the previous 12 months. Based on these estimates, the margin of error of different sample sizes (with a confidence interval of 95%) was calculated (Table 1). For example, a sample size of 4000 individuals would allow to estimate a prevalence of a skin condition or disease in the previous 12 months of 30% with a margin of error of ±1.42. The breakdown by country of the total number of inhabitants, of the number of inhabitants aged 18 years or older, and of the sample size is reported in Table 2. The sample size per country (4000–1000) also depended on the capacities of the panels referenced in each country to extract a representative sample. Around 4000 respondents were selected in Germany, France, Italy, Spain, and the United Kingdom, 2500 in Poland, 2000 in Romania, 1000 respondents in the other countries, and only 850 in Ireland because the panel did not allow for a larger representative sample size in this country. Only three countries of the European Community could not be included because no suitable panels of Internet users were available: Cyprus (881 952 inhabitants), Luxembourg (620 001 inhabitants), and Malta (584 862 inhabitants). Together, these three countries represent only 0.3% of the total population of the European Union. The number of individuals recruited by country was deemed to be sufficient to estimate the prevalence of the main skin diseases at both a national (4000–1000) and European level.

Table 1

Margin of error according to country sample size

	12 months prevalence	Confidence interval based on sample size		
		n = 4000	*n* = 2500	*n* = 1000
At least one skin condition or disease in the last 12 months	30%	1.42%	1.80%	2.84%
Consulted a dermatologist in the last 12 months	22%	1.28%	1.62%	2.57%
Acne	12%	1.01%	1.27%	2.01%
Atopic dermatitis	5%	0.68%	0.85%	1.35%
Psoriasis	5%	0.68%	0.85%	1.35%
Vitiligo	1%	0.31%	0.39%	0.62%

Table 2

Breakdown by country of the number of inhabitants and the proposed sample size

Country	Total number of inhabitants (in 2019)	Number of inhabitants 18 years and older (in 2019)	Proposed sample sizes per country
Germany	83 517 045	69 502 000	4011
United Kingdom	67 530 161	53 370 000	4030
France	65 129 729	51 214 000	4014
Italy	60 550 092	50 855 000	4021
Spain	46 736 782	38 598 000	4022
Poland	37 887 770	31 089 000	2521
Romania	19 364 558	15 753 000	2006
Netherlands	17 097 122	13 769 000	1010
Belgium	11 539 326	9 189 000	1011
Czech Republic	10 689 213	8 702 000	1011
Greece	10 473 452	8 725 000	1010
Portugal	10 226 178	8 553 000	1011
Sweden	10 036 391	7 950 000	1010
Hungary	9 684 680	7 995 000	1020
Austria	8 955 108	7 397 000	1015
Switzerland	8 591 361	7 051 000	1012
Bulgaria	7 000 116	5 788 000	1010
Denmark	5 771 877	4 620 000	1010
Finland	5 532 159	4 469 000	1013
Slovakia	5 457 012	4 451 000	1000
Norway	5 378 859	4 249 000	1010
Ireland	4 882 498	3 667 000	855
Croatia	4 130 299	3 408 000	1010
Lithuania	2 759 631	2 266 000	1010
Slovenia	2 078 654	1 710 000	1018
Latvia	1 906 740	1 546 000	1010

Questionnaire and outcomes

The questionnaire for data collection was designed in English by an international steering Committee (P Gisondi, T Nijsten, C Paul, L Puig, MA Richard, C Salvalatsru, A Stratigos, M Trakatelli). To ensure linguistic similarity and cultural coherence between different language versions, the translations produced by native speakers were then 'back-translated' in English and the two versions were compared by an EADV practicing dermatologist in each country.

The questionnaire consisted of two modules.

A - questions asked to the whole sample.
B - questions were asked to individuals who reported at least one skin condition during the previous 12 months.

Module A was completed by all interviewees of the representative sample of the general population. It included information on socio-demographic characteristics, skin phototype, comorbidities, medical consultations in the previous 12 months, and general health status/quality of life as assessed by the EuroQol-5D questionnaire (EQ5D).[14,15]

Each participant was asked about the presence of a skin condition or disease or unpleasant sensation in the 12 months prior to the study from a given list (Table 3).

Table 3

Skin diseases, symptoms, and skin-related surgical/cosmetic procedures recorded in the questionnaire

In the past 12 months, have you been confronted with any of the following situations?
Acne
Rosacea
Atopic dermatitis, eczema
Chronic urticaria
Hidradenitis suppurativa (recurrent abscesses or painful cysts in armpits, Groins, Buttocks, etc)
Psoriasis
Seborrheic dermatitis
Alopecia areata
Vitiligo
Hair lice
Scabies
Warts
Molluscum contagiosum
Bacterial skin infections
Viral skin infections
Sexually transmitted diseases (STI)
Non-cancerous skin lesions or growths
Mole cancer screening
Keratoses (seborrheic. actinic)
Non-melanoma skin cancers
Melanoma
Ulcers
Tinea
Skin drug reactions
Skin rash
Nail disease
Alopecia (or hair loss)
Fungal skin infection

In the past 12 months, have you undergone any of the following procedures or made cosmetic consultations regarding your skin?
A surgical procedure with removal of cysts, nodules, moles, or skin tumours
A technical procedure such as laser, cryotherapy, or phototherapy
A cosmetic procedure such as botulin toxin injection, hyaluronic acid, or filler injection, peeling
A hair transplant
At least one aesthetic specific consultation

Module B was completed only by individuals reporting at least one skin condition or disease during the previous 12 months, and elicited information about the health care pathway of the patient and the role of health professionals. Patients had to answer specific questions about stigmatization, the burden of disease, and how much their professional or personal life was affected and impaired by the skin condition or disease. Dermatology-related quality of life was assessed using the DLQI.[16,17] Depending on the presence or absence of a skin condition or disease, and on the respondent's health care history, the questionnaire could consist of 30 to a maximum of 101 questions (200 items). The maximum total duration required for questionnaire completion was 30 min.

Statistical analysis

Qualitative and ordinal variables were described by their number and frequency. Quantitative variables were described by their mean value, standard deviation, median, and distribution. In each country, the total population of individuals suffering from each skin condition or disease, as well as the total sex- and age-specific population, were calculated by direct extrapolation of the proportions from the proportionally stratified sample in each country. The total European population was estimated by summing the population of each of the 27 countries in the survey.

The comparison test used, between the modalities of the qualitative variables, was determined by means of the *Z*-test. The quantitative variables were compared using the Student's *t*-test. The risk of error of type 1 (a) was set at 0.05 for all tests.

The statistical analyses were carried out using the HARMONIE 1.7 software, registered with the INPI under the name DSE-HARMONIE since 25 April 2013 with the registration number 4000937.

Results

The survey was conducted on the population of NEUKS, with the exception of Cyprus, Luxembourg, and Malta, for a total of 27 countries and 524 232 462 inhabitants. This represented 99.6% of the whole NEUKS population (526 319 277 inhabitants). Taking into account only individuals aged 18 or more, the total population from which the sample was extracted was 426 956 956 inhabitants. A total of 44 689 individuals, 21 887 (48.97%) men and 22 802 (51.03%) women, were included in the survey.

Overall (Table 4), 22 986 (50.9%) participants reported having had at least one disease, condition, or symptom. Out of all participants, 21 401 [47.20% (95% CI 46.74%–47.66%)] reported having had at least one dermatological disease or condition, including mole check or skin cancer screening, during the previous 12 months. The projection of this result on the total population of the 27 included European countries (i.e. 426 956 956 inhabitants aged ≥18 years) implies that 201 514 146 adults were affected by at least one dermatological condition or disease in the previous 12 months.

Table 4

Prevalence of reported skin diseases, conditions, or symptoms in the last 12 months (27 countries, $N = 44\,689$)

	n	%	95% Margin of error
At least one disease, condition, or symptom	22 986	50.9%	0.46%
At least one disease or condition	21 401	47.2%	0.46%
At least one disease or condition excluding mole check	19 915	43.4%	0.46%

Excluding mole check and cancer screening, 19 915 participants [43.35% (95% CI 42.89%–43.81%)] reported having had at least one dermatological condition or disease in the past 12 months. Overall 56.65% of participants reported no skin conditions, 15.34% had one skin disease, 10.50% had two skin diseases, 6.09% had three skin diseases, and 11.42% had four skin diseases or more. In the group of participants who reported a skin condition or disease ($n = 19\,915$), 35.38% had one skin disease, 24.32% had two skin diseases, 14.06% had three skin diseases, and 26.34% had four skin diseases or more. On average, they reported 3.04 ± 3.23 skin diseases (median 2.00).

The prevalence of the 12 most frequent skin conditions or diseases is reported in Table 5. The highest prevalence was observed for a fungal skin infection (8.92%), followed by acne (5.36%), atopic dermatitis/eczema (5.48%), alopecia (5.12%), and psoriasis (3.92%). Table 5 also reports the standardized overall prevalence estimates, and the projections to determine the number of affected individuals in the European population. According to the projections, e.g., more than 38 million European individuals would be affected by a fungal skin infection, about 23 million by atopic dermatitis/eczema, and more than 16 million by psoriasis. The prevalence of the most frequent skin diseases affecting the sample of the European population and the corresponding projections by sex is reported in Table 6.

Table 5

Prevalence of the 12 main skin diseases in the study population aged 18 or over

Reported diseases	*n*	%	Estimated prevalence per 100 000 persons (95% CI)	Extrapolation in millions of individuals
Fungal skin infection	4053	8.9%	8922 (8658–9186)	38.10
Acne	2452	5.4%	5357 (5148–5566)	22.87
Atopic dermatitis, eczema	2385	5.5%	5484 (5273–5695)	23.42
Alopecia (or hair loss)	2331	5.1%	5117 (4913–5322)	21.85
Psoriasis	1758	3.9%	3922 (3742–4102)	16.75
Sexually transmitted diseases	1258	2.8%	2779 (2627–2931)	11.87
Rosacea	865	2.0%	2010 (1880–2140)	8.58
Chronic urticaria	468	1.0%	978 (887–1069)	4.18
Non-melanoma skin cancers	462	1.1%	1110 (1013–1207)	4.74
Vitiligo	355	0.8%	796 (714–878)	3.40
Hidradenitis suppurativa (recurrent abscesses or painful cysts in armpits, groins, buttocks, etc)	280	0.6%	623 (550–696)	2.66
Melanoma skin cancers	255	0.6%	600 (528–671)	2.56

Estimated prevalence and extrapolation in the EU population (27 countries, $N = 426\,957\,000$).

Table 6

Prevalence of the 12 main skin diseases in the study population aged 18 years or over by gender

Reported diseases	Male (N = 21 887)			Female (N = 22 802)			Extrapolation in millions of males	Extrapolation in millions of females
	n	%	95% ME	*n*	%	95% ME		
Fungal skin infection	1980	8.9%	0.38%	2073	8.9%	0.37%	18.77	19.32
Acne	916	4.2%	0.26%	1536	6.5%	0.32%	8.71	14.16
Atopic dermatitis, eczema	930	4.4%	0.27%	1455	6.6%	0.32%	9.17	14.24
Alopecia (or hair loss)	990	4.5%	0.27%	1341	5.8%	0.30%	9.35	12.50
Psoriasis	933	4.2%	0.27%	825	3.7%	0.24	8.76	7.99
Sexually transmitted diseases	810	3.6%	0.25%	448	2.0%	0.18%	7.58	4.29
Rosacea	276	1.3%	0.15%	589	2.7%	0.21%	2.73	5.85
Chronic urticaria	212	0.9%	0.13%	256	1.0%	0.13%	1.90	2.28
Non-melanoma skin cancers	297	1.4%	0.16%	165	0.8%	0.12%	2.99	1.75
Vitiligo	205	0.9%	0.13%	150	0.7%	0.10%	1.97	1.43
Hidradenitis suppurativa (recurrent abscesses or painful cysts in armpits, groins, buttocks, etc)	161	0.7%	0.11%	119	0.5%	0.09%	1.56	1.10
Melanoma skin cancers	165	0.8%	0.12	90	0.4%	0.08	1.66	0.91

Alopecia, acne, eczematous dermatitis, and rosacea were more common in women, whereas men were more likely to suffer from psoriasis and sexually transmitted infections (STI). These differences in sex prevalence, except for fungal skin infection, were all statistically significant.

Table 7 reports the prevalence of the 12 skin diseases affecting the representative sample according to age. Acne, vitiligo, and STI affected mainly young adults, whereas respondents older than 25 years reported psoriasis more often than young participants.

Table 7

Prevalence of the 12 main skin diseases in the study population by age

Reported diseases	18–25 years (*N* = 5543)			26–54 years (*N* = 23 593)			55 years or more (*N* = 15 553)		
	n	%	95% ME	*n*	%	95% ME	*n*	%	95% ME
Fungal skin infection	525	9.5%	0.77%	2297	9.6%	0.38%	1231	7.8%	0.42%
Acne	737	13.5%	0.90%	1545	6.4%	0.31%	170	1.0%	0.16%
Atopic dermatitis, eczema	311	5.5%	0.60%	1487	6.5%	0.31%	587	4.0%	0.31%
Alopecia (or hair loss)	311	5.8%	0.61%	1348	5.7%	0.30%	672	4.1%	0.31%
Psoriasis	150	2.9%	0.44%	972	4.2%	0.25%	636	3.9%	0.30%
Sexually transmitted diseases	375	6.6%	0.65%	806	3.4%	0.23%	77	0.5%	0.11%
Rosacea	94	1.7%	0.34%	514	2.2%	0.19%	257	1.8%	0.21%
Chronic urticaria	79	1.4%	0.31%	284	1.1%	0.14%	105	0.6%	0.12%
Non-melanoma skin cancers	74	1.3%	0.30%	232	1.0%	0.13%	156	1.1%	0.17%
Vitiligo	69	1.2%	0.29%	201	0.9%	0.12%	85	0.5%	0.11%
Hidradenitis suppurativa (recurrent abscesses or painful cysts in armpits, groins, buttocks, etc)	52	0.9%	0.25	185	0.8%	0.11	43	0.3%	0.08
Melanoma skin cancers	47	0.9%	0.25	131	0.6%	0.10	77	0.5%	0.11

The prevalence of unpleasant and uncomfortable skin sensations according to sex and age is reported in Table 8. Tightness and itch were reported by 14.8% and 13.6% of the general sample, respectively, mainly by women and young respondents. Based on the prevalence of 22.2% observed in our sample, it can be extrapolated that almost 95 million European adults complain of unpleasant skin sensations.

Table 8

Prevalence of skin symptoms (unpleasant or uncomfortable skin sensations) that affect the European population at least once a day for at least four consecutive weeks by gender and age (27 countries, *N* = 44 689)

Skin symptoms	Total (*N* = 44 689)			Men (*N* = 21 887)			Women (*N* = 22 802)		
	n	%	95% ME	*n*	%	95% ME	*n*	%	95% ME
Global unpleasant and uncomfortable skin sensations	9948	22.2%	0.39%	4042	18.3%	0.51%	5906	26.0%	0.57%
Tightness, excessive skin dryness	6486	14.8%	0.33%	2250	10.4%	0.40%	4236	19.1%	0.51%
Itching, pruritus	6204	13.6%	0.32%	2751	12.3%	0.44%	3453	14.7%	0.46%
Skin symptoms	**18–25 years (*N* = 5543)**			**26–54 years (*N* = 23 593)**			**55 years or more (*N* = 15 553)**		
	n	%	95% ME	*n*	%	95% ME	*n*	%	95% ME
Global unpleasant and uncomfortable skin sensations	1327	24.4%	1.13%	5569	23.5%	0.54%	3052	19.7%	0.62%
Tightness, excessive skin dryness	897	16.7%	0.98%	3710	16.0%	0.47%	1879	12.4%	0.52%
Itching, pruritus	777	13.9%	0.91%	3505	14.5%	0.45%	1922	12.1%	0.51%

Discussion

In this survey, we observed that 43.35% of the NEUKS adult population reported having had at least one dermatological disease or condition. Projecting this result on the general population, means that more than 185 million people aged 18 years or more in NEUKS are potentially affected by a skin condition.

The prevalence was 47.20% when including mole check or skin cancer screening. Projecting this result on the general population, means that more than 201 million people aged 18 years or more in NEUKS are potentially affected by a skin condition or a suspicion of skin cancer, or undergo screening for skin cancer.

This result is consistent with data on a representative sample of the French population,[1] where the prevalence of skin problems during the previous 24 months was estimated as 43.2%. Results are different when a specific population is analysed when the skin problem has been confirmed by a dermatologist, or when only skin problems in need of treatment are considered. For example, in a German population of healthy workers who underwent a dermatological examination[27] 26.8% of them exhibited a dermatological finding in need of treatment or further clarification.

On the other side, in a study conducted in a real-life setting on 2701 individuals,[18] at least one skin abnormality was observed in 64.5% of participants, mainly actinic keratosis, rosacea, and eczema.

Compared to data from the large French population-based study 'Objectifs Peau',[19] in which a similar methodology was used to evaluate the prevalence of five chronic skin inflammatory diseases (atopic dermatitis, psoriasis, alopecia areata, vitiligo, and hidradenitis suppurativa), the results were similar. The prevalence of atopic dermatitis in the French population was 4.65% and in this study it was 5.48%, and that of psoriasis was 4.42% in the French population, and 3.92% in this study. The prevalence of vitiligo was higher in our study (0.80% vs. 0.46%), as well as that of hidradenitis suppurativa (0.62% vs. 0.15%). Obviously, the two studies are not completely comparable, since one concerns only a single country and the other 27 different European countries. Moreover, in the French study data were collected also on younger participants (15 years or higher). Additionally, data from the previous population-based study by Wolkenstein *et al.*[1] are not comparable with ours, since they investigated the presence of dermatological conditions in the previous 24 months, and thus the prevalence reported was generally higher than the one in our study. On the other hand, Svensson *et al.*'s data[11] concerned the history of skin problems that had lasted >3 days during the previous month or previous year, and thus our results are comparable. For example, in their study the prevalence of acne was 5.0% and in ours 5.4%, of psoriasis 3.1% and 3.9%, and of urticaria 1.7% and 1.0%, respectively.

Data concerning skin cancer are probably biased for various reasons. For example, in our study a high prevalence of melanoma was reported, probably due to the fact that people may confuse the diagnosis of melanoma and the presence of nevi. On the other side, the overall prevalence of skin cancer in our study was low. It is possible that the patient is not always aware that, e.g., basal cell carcinoma is a type of skin cancer. Then, probably, people do not always consult a dermatologist for skin cancer, since its manifestations are not generally as impairing as other skin conditions. In a Dutch study[20] in which a full-body skin examination was performed, the prevalence for any kind of skin cancer was higher (4.9% vs. 1.7% in our study, including melanoma and NMSC together). It must also be noted that the Dutch study concerned elderly people, in whom the prevalence of skin cancer is higher.

Moreover, it is also possible, in elderly populations, that health professionals do not clearly express the diagnosis of cancer on the one hand, and on the other that there is a possible discrepancy between what the doctors say and what the patients retain (PACTIS survey, https://doi.org/10.4000/questionsdecommunication.7340).

We observed higher prevalence rates in women than in men for several conditions, especially alopecia, acne, eczematous dermatitis, and rosacea. On the contrary, psoriasis was more frequent in men, at variance with the previous studies.[21] Acne and STI affected mainly young adults, while psoriasis was more frequent in respondents older than 25 years. The high prevalence of skin cancer reported by young participants is probably due to the growing awareness of young people towards skin cancer prevention.

To the best of our knowledge, this is the largest epidemiological population-based study of dermatological diseases/conditions, including more than 44 000 people across 27 European countries. Other population-based studies generally concerned a single country and only some specific conditions. The choice of an online data collection allowed to reach a large representative population in all European countries, including individuals who do not regularly consult a health professional for their skin problems.

The acceptance rates of online-based surveys (which was about 80% in this study) are today higher than telephone, face-to-face, or postal surveys. Furthermore, inclusion bias related to an interest in skin problems was avoided, because the subject was not informed about the subject of the survey at the time of recruitment. In addition, the representativeness of each country was guaranteed by using quotas,[22] determined by age, sex, region, and income. This allowed us to construct samples that are scaled-down models of the general population. Using quotas cancels out the main biases associated with the acceptance rate: e.g., higher response rates are often seen in people living in urban areas or in those who have higher levels of income or education.

A further advantage is that the sample obtained using this approach requires no weighted-adjustment. We thus hypothesize that our results could also be generalized to the whole European population.

A limitation of this study is that data were based on self-reporting by the participants. Thus, the diagnosis of skin disease may have been established by various health professionals, and not only by dermatologists. It should be stated that for most diseases evaluated in the study which are common, the diagnosis is easily done by a general practitioner. Declarative data can be affected by recall bias from the respondent, possible misclassification, or lack of awareness of the real diagnosis. For example, there may be an underestimation of conditions such as seborrheic dermatitis or actinic keratosis compared to studies conducted by physicians in a random sample like in the Dutch study.[20] Data on the agreement between self-report of a skin condition by a patient and the diagnosis is done by the dermatologist are discordant. A study[23] highlighted that there was a good agreement between self-reported psoriasis, hidradenitis suppurativa or vitiligo, and dermatologists' diagnosis. On the contrary, a study evaluating the agreement between self-reported and dermatologists' diagnoses for five chronic dermatoses,[24] i.e., acne, eczema, fungal infection, psoriasis, and seborrheic dermatitis, reported a low agreement, with an underestimation of the prevalence by the patient. In the abovementioned study conducted in a real-life setting,[18] clinical examinations showed that nearly two-thirds of the affected participants were unaware of their abnormal skin findings. Indeed, self-reported data usually tend to underestimate the prevalence, so it is possible that dermatological conditions are even more frequent than what is reported by individuals.

Also, focusing on 1-year prevalence may lead to an underrepresentation of acute conditions, such as drug reactions. Thus, we observe that the top 12 skin diseases concern mainly chronic skin diseases of adults. Moreover, we did not include children, so conditions such as warts were less frequent compared to a general population of all ages. Furthermore, the negative aspect of quota sampling is that there is no information on non-responders, so it has to be assumed that the individuals selected are similar to non-selected ones.

The knowledge of the prevalence and incidence of diseases is crucial to designing appropriate health care services. In particular, the estimation of the prevalence of a chronic condition allows one to evaluate its burden on the health and social care system at a particular point in time. Adequately addressing the prevalence of skin diseases, their impact on patients' quality of life, and their economic burden is of primary importance in planning health policies. As mentioned above, Hay *et al.*[6] published a landmark study in 2014 in terms of the burden generated by skin diseases, and he reported that three skin diseases were in the top 10 most common diseases globally in 2010 [i.e. fungal skin diseases (4th global prevalence), other skin and subcutaneous diseases (5th), and acne vulgaris (8th)]. Also, the analysis of differences in subgroups of patients, e.g., for age and sex, allows to better define specific needs.

With the results of this large study epidemiological study, we expect to raise awareness about the importance of skin diseases. To meet patients' needs in Europe, it is important to ensure timely and easy access to specialized dermatological care. Skin diseases should be regarded as a real public health problem and deserve greater consideration by political stakeholders and public health systems' managers.

Acknowledgements

The authors would like to thank the project team that conceived, supported the study: M Augustin, S Langan, H Clarke, M de Sutter, H Chevalier, M Röcken, D Ioannides, L Rudnicka, P Gisondi, G Ratzinger, B Richert, J Gutermuth, G Mateev, M Skerlev, M Arenbergerova, DT Saunte, P Konno, AI Lauerma, E Lazaridou, A Szegedi, M Laing, G Zambruno, R Karls, D Jasaitiene, MV Starink, T Tzellos, A Lesiak, P Lamarao, D Svecova, M Dolenc Voljc, O Zaar, D Hohl.

Notes

Conflicts of interest

None.

Funding sources

EADV fully funded project

Data availability statement

The data are property of the EADV and may be provided to industry partners with monetary compensation.

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McKinsey
& Company

Consumer Packaged Goods Practice

The trends defining the $1.8 trillion global wellness market in 2024

Our latest Future of Wellness survey finds that consumers are taking greater control over their health—and expect companies to provide effective, science-backed solutions.

This article is a collaborative effort by Shaun Callaghan, Hayley Doner, Jonathan Medalsy, Anna Pione, and Warren Teichner, representing views from McKinsey's Consumer Packaged Goods and Private Equity & Principal Investors Practices.



January 2024

From cold plunges to collagen to celery juice, the $1.8 trillion global consumer wellness market is no stranger to fads, which can sometimes surface with limited clinical research or credibility. Today, consumers are no longer simply trying out these wellness trends and hoping for the best, but rather asking, "What does the science say?"

McKinsey's latest Future of Wellness research—which surveyed more than 5,000 consumers across China, the United Kingdom, and the United States—examines the trends shaping the consumer wellness landscape. In this article, we pair these findings with a look at seven wellness subsets—including women's health, weight management, and in-person fitness—that our research suggests are especially ripe areas for innovation and investment activity.

The science- and data-backed future of wellness

In the United States alone, we estimate that the wellness market has reached $480 billion, growing at 5 to 10 percent per year. Eighty-two percent of US consumers now consider wellness a top or important priority in their everyday lives, which is similar to what consumers in the United Kingdom and China report (73 percent and 87 percent, respectively).

This is especially true among Gen Z and millennial consumers, who are now purchasing more wellness products and services than older generations, across the same dimensions we outlined in our previous research: health, sleep, nutrition, fitness, appearance, and mindfulness (Exhibit 1).[1]

Across the globe, responses to our survey questions revealed a common theme about consumer expectations: consumers want effective, data-driven, science-backed health and wellness solutions (Exhibit 2).

Five trends shaping the consumer health and wellness space in 2024

Fifty-eight percent of US respondents to our survey said they are prioritizing wellness more now than they did a year ago. The following five trends encompass their newly emerging priorities, as well as those that are consistent with our earlier research.

Trend one: Health at home

The COVID-19 pandemic made at-home testing kits a household item. As the pandemic has moved into its endemic phase, consumers are expressing greater interest in other kinds of at-home kits: 26 percent of US consumers are interested in testing for vitamin and mineral deficiencies at

The wellness market has reached $480 billion in the United States alone, growing at 5 to 10 percent per year.

[1] "Still feeling good: The US wellness market continues to boom," McKinsey, September 19, 2022.

Exhibit 1

Millennial and Gen Z consumers are spending more on health and wellness than older consumers.

US health and wellness purchases, by product/service type and generation,[1]
% of respondents (n = 2,007)



Gen Z
Millennials
Overall average
60
50
40
30
20
10
0
Appearance
(eg, cosmetic procedures, hair care products, skin care products)
Health
(eg, over-the-counter medications, personal- and home-care products, vitamins)
Fitness
(eg, fitness club memberships, studio classes, wearable devices)
Nutrition
(eg, food subscription services, food-tracking apps)
Sleep
(eg, cooling mattresses, gravity blankets, melatonin)
Mindfulness
(eg, meditation classes, mindfulness apps, therapy sessions)

[1]Average across all products in each category. Percentage of respondents who purchased at least once in past 12 months.
Source: McKinsey Future of Wellness Survey, Aug 2023

McKinsey & Company

home, 24 percent for cold and flu symptoms, and 23 percent for cholesterol levels.

At-home diagnostic tests are appealing to consumers because they offer greater convenience than going to a doctor's office, quick results, and the ability to test frequently. In China, 35 percent of consumers reported that they had even replaced some in-person healthcare appointments with at-home diagnostic tests—a higher share than in the United States or the United Kingdom.

Although there is growing interest in the space, some consumers express hesitancy. In the United States and the United Kingdom, top barriers to adoption include the preference to see a doctor in person, a perceived lack of need, and price; in China, test accuracy is a concern for approximately 30 percent of consumers.

Implications for companies: Companies can address three critical considerations to help ensure success in this category. First, companies will want to determine the right price value equation for at-home diagnostic kits since cost still presents a major barrier for many consumers today. Second, companies should consider creating consumer feedback loops, encouraging users to take action based on their test results and then test again to assess the impact of those interventions. Third,

Exhibit 2

Efficacy and scientific credibility are two of the most important factors to consumers when selecting wellness products.

Top 10 factors for US consumers when purchasing wellness-related products,[1]
% of respondents (n = 2,007)



Related to effectiveness or scientific credibility
51
Effective/works for me
50
Well-priced
50
High quality
37
Good value
35
Addresses my specific needs
27
Science backed
26
Recommended by a medical professional
23
Easy to understand
23
Certified by a scientific and/or food-and-drug organization
23
Clean/all-natural ingredients

[1]Question: When purchasing wellness-related products, which of the following factors are most important to you? Out of 20 factors.
Source: McKinsey Future of Wellness Survey, Aug 2023

McKinsey & Company

companies that help consumers understand their test results—either through the use of generative AI to help analyze and deliver personalized results, or through integration with telehealth services—could develop a competitive advantage.

Trend two: A new era for biomonitoring and wearables

Roughly half of all consumers we surveyed have purchased a fitness wearable at some point in time. While wearable devices such as watches have been popular for years, new modalities powered by breakthrough technologies have ushered in a new era for biomonitoring and wearable devices.

Wearable biometric rings, for example, are now equipped with sensors that provide consumers with insights about their sleep quality through paired mobile apps. Continuous glucose monitors, which can be applied to the back of the user's arm, provide insights about the user's blood sugar levels, which may then be interpreted by a nutritionist who can offer personalized health guidance.

Roughly one-third of surveyed wearable users said they use their devices more often than they did last year, and more than 75 percent of all surveyed consumers indicated an openness to using a wearable in the future. We expect the use of wearable devices to continue to grow, particularly as companies track a wider range of health indicators.

Implications for companies: While there is a range of effective wearable solutions on the market today for fitness and sleep, there are fewer for nutrition, weight management, and mindfulness, presenting an opportunity for companies to fill these gaps.

Wearables makers and health product and services providers in areas such as nutrition, fitness, and

sleep can explore partnerships that try to make the data collected through wearable devices actionable, which could drive greater behavioral change among consumers. One example: a consumer interested in managing stress levels might wear a device that tracks spikes in cortisol. Companies could then use this data to make personalized recommendations for products related to wellness, fitness, and mindfulness exercises.

Businesses must keep data privacy and clarity of insights top of mind. Roughly 30 percent of China, UK, and US consumers are open to using a wearable device only if the data is shared exclusively with them. Additionally, requiring too much manual data input or sharing overly complicated insights could diminish the user experience. Ensuring that data collection is transparent and that insights are simple to understand and targeted to consumers' specific health goals or risk factors will be crucial to attracting potential consumers.

Trend three: Personalization's gen AI boost

Nearly one in five US consumers and one in three US millennials prefer personalized products and services. While the preference for personalized wellness products was lower than in years prior, we believe this is likely due to consumers becoming more selective about which personalized products and services they use.

Technological advancements and the rise of first-party data are giving personalization a new edge. Approximately 20 percent of consumers in the United Kingdom and the United States and 30 percent in China look for personalized products and services that use biometric data to provide recommendations. There is an opportunity to pair these tools with gen AI to unlock greater precision and customization. In fact, gen AI has already made its way to the wearables and app space: some wearables use gen AI to design customized workouts for users based on their fitness data.

Implications for companies: Companies that offer software-based health and wellness services to consumers are uniquely positioned to incorporate gen AI into their personalization offerings. Other businesses could explore partnerships with companies that use gen AI to create personalized wellness recommendations.

Trend four: Clinical over clean

Last year, we saw consumers begin to shift away from wellness products with clean or natural ingredients to those with clinically proven ingredients. Today, that shift is even more evident. Roughly half of UK and US consumers reported clinical effectiveness as a top purchasing factor, while only about 20 percent reported the same for natural or clean ingredients. This trend is most pronounced in categories such as over-the-counter medications and vitamins and supplements (Exhibit 3).

In China, consumers expressed roughly equal overall preference for clinical and clean products, although there were some variations between categories. They prioritized clinical efficacy for digestive medication, topical treatments, and eye care products, while they preferred natural and clean ingredients for supplements, superfoods, and personal-care products.

Implications for companies: To meet consumer demand for clinically proven products, some brands will be able to emphasize existing products in their portfolios, while other businesses may have to rethink product formulations and strategy. While wellness companies that have built a brand around clean or natural products—particularly those with a dedicated customer base—may not want to pivot away from their existing value proposition, they can seek out third-party certifications to help substantiate their claims and reach more consumers.

Companies can boost the clinical credibility of their products by using clinically tested ingredients, running third-party research studies on their products, securing recommendations from healthcare providers and scientists, and building a medical board that weighs in on product development.

Trend five: The rise of the doctor recommendation

The proliferation of influencer marketing in the consumer space has created new sources of

Exhibit 3

US consumers seek out clinically proven products across most product categories.

US consumer preference for clinically proven efficacy vs organic or natural, by product type,[1]
% of respondents (n = 2,007)



Organic or natural ingredients or formula
Clinically proven efficacy
Over the counter2
12
60
Vitamins and supplements
20
60
Consumer goods3
20
47
Beauty4
25
52
Nutrition5
33
41

[1]Question: Which factors are most important to you when choosing to purchase? Respondents could select up to 3 factors out of a list of 9. Responses here include only the factors "Organic/natural ingredients or formula (ie, no chemicals)" and "Clinically proven efficacy." [2]Analgesics; cough, cold, and allergy medication; digestive medication; topical treatments; prescription weight loss products; over-the-counter sleep medication (excluding homeopathic products). [3]First aid products; disinfection products; personal-hygiene products; infant care products; menstrual-care products; pregnancy/postpartum products; sexual-health products; oral-care products; eye care products; at-home self-care. [4]Condition-specific skin care; antiaging products; sun care products; skin care products; lip care products; haircare products; color cosmetics. [5]Hydration products; energy drinks; superfoods; sports nutrition products; juice cleanses; meal replacement products.
Source: McKinsey Future of Wellness Survey, Aug 2023

McKinsey & Company

wellness information—with varying degrees of credibility. As consumers look to avoid "healthwashing" (that is, deceptive marketing that positions a product as healthier than it really is), healthcare provider recommendations are important once again.

Doctor recommendations are the third-highest-ranked source of influence on consumer health and wellness purchase decisions in the United States (Exhibit 4). Consumers said they are most influenced by doctors' recommendations when seeking care related to mindfulness, sleep, and

Exhibit 4

In-store presence and recommendations from family, friends, and doctors have the biggest influence on consumer wellness purchases.

Sources of influence for US consumers when purchasing health and wellness products and services,[1] % of respondents (n = 2,007)



Seeing product in store 26
Recommendations from friends/family 25
Recommendations from doctors 20
Consumer reviews on websites/blogs 13
Television 10
YouTube 8
Other websites 7
Ads on social media 7
Samples 6
Recommendations from nutritionists 5
Print magazines/catalogs 4
Recommendations from trainers/coaches 4
Recommendations from athletes 3
From a brand through a DM² on social media 2
Posts from celebrities 2
Posts from large-scale social media influencers 2
Posts from small-scale social media influencers 2
Distribution or promotion
Recommendations
Traditional media
Social media

[1]Question: Which of the following influence your decision to purchase new products or brands? Excludes bloggers (2%), fashion websites (2%), and recommendations from an AI chat bot (1%).
[2]Direct message.
Source: McKinsey Future of Wellness Survey, Aug 2023

McKinsey & Company

overall health (which includes the use of vitamins, over-the-counter medications, and personal- and home-care products).

Implications for companies: Brands need to consider which messages *and* which messengers are most likely to resonate with their consumers. We have found that a company selling products related to mindfulness may want to use predominately doctor recommendations and social media advertising, whereas a company selling fitness products may want to leverage recommendations from friends and family, as well as endorsements from personal trainers.

Seven areas of growth in the wellness space

Building upon last year's research, several pockets of growth in the wellness space are emerging. Increasing consumer interest, technological breakthroughs, product innovation, and an increase in chronic illnesses have catalyzed growth in these areas.

Women's health

Historically, women's health has been underserved and underfunded. Today, purchases of women's health products are on the rise across a range of care needs (Exhibit 5). While the highest percentage of respondents said they purchased menstrual-care and sexual-health products, consumers said they spent the most on menopause and pregnancy-related products in the past year.

Digital tools are also becoming more prevalent in the women's health landscape. For example, wearable devices can track a user's physiological signals to identify peak fertility windows.

Despite recent growth in the women's health space, there is still unmet demand for products and services. Menopause has been a particularly overlooked segment of the market: only 5 percent of FemTech start-ups address menopause needs.[2] Consumers also continue to engage with offerings across the women's health space, including menstrual and intimate care, fertility support, pregnancy and motherhood products, and women-focused healthcare centers, presenting opportunities for companies to expand products and services in these areas.

Healthy aging

Demand for products and services that support healthy aging and longevity is on the rise, propelled by a shift toward preventive medicine, the growth of health technology (such as telemedicine and digital-health monitoring), and advances in research on antiaging products.

Exhibit 5

Women spend more on menopause and pregnancy-related products than on other health products.

Women's health products purchased in the US, by type,[1] % of female respondents (n = 1,099)


47
28
10
8
6
4
Menstrual-care products
Sexual-health products
Period- or fertility-tracking apps
Menopause products
Pregnancy/post-partum products
Fertility devices

Average spend for US female respondents,[2] $


83
44
33
103
96
96
Menstrual-care products
Sexual-health products
Period- or fertility-tracking apps
Menopause products
Pregnancy/post-partum products
Fertility devices

[1]Question: Which of the following types of women's health products have you purchased in the past 12 months?
[2]Approximately how much money have you spent on each of the following in the past 12 months?
Source: McKinsey Future of Wellness Survey, Aug 2023

McKinsey & Company

[2] Christine Hall, "Why more startups and VCs are finally pursuing the menopause market: '$600B is not "niche,"'" Crunchbase, January 21, 2021.

Roughly 70 percent of consumers in the United Kingdom and the United States and 85 percent in China indicated that they have purchased more in this category in the past year than in prior years.

More than 60 percent of consumers surveyed considered it "very" or "extremely" important to purchase products or services that help with healthy aging and longevity. Roughly 70 percent of consumers in the United Kingdom and the United States and 85 percent in China indicated that they have purchased more in this category in the past year than in prior years. These results were similar across age groups, suggesting that the push toward healthy aging is spurred both by younger generations seeking preventive solutions and older generations seeking to improve their longevity. As populations across developed economies continue to age (one in six people in the world will be aged 60 or older by 2030[3]), we expect there to be an even greater focus globally on healthy aging.

To succeed in this market, companies can take a holistic approach to healthy-aging solutions, which includes considerations about mental health and social factors. Bringing products and services to market that anticipate the needs of aging consumers—instead of emphasizing the aging process to sell these products—will be particularly important. For example, a service that addresses aging in older adults might focus on one aspect of longevity, such as fitness or nutrition, rather than the process of aging itself.

Weight management

Weight management is top of mind for consumers in the United States, where nearly one in three adults struggles with obesity[4]; 60 percent of US consumers in our survey said they are currently trying to lose weight.

While exercise is by far the most reported weight management intervention in our survey, more than 50 percent of US consumers considered prescription medication, including glucagon-like peptide-1 (GLP-1) drugs, to be a "very effective" intervention. Prescription medication is perceived differently elsewhere: less than 30 percent of UK and China consumers considered weight loss drugs to be very effective.

Given the recency of the GLP-1 weight loss trend, it is too early to understand how it will affect the broader consumer health and wellness market. Companies should continue to monitor the space as further data emerges on adoption rates and impact across categories.

[3] "Ageing and health," World Health Organization, October 1, 2022.
[4] *Obesity fact sheet 508*, US Centers for Disease Control and Prevention, July 2022.

Exhibit 6

US consumers believe that going to a gym is a core part of their fitness routine.



Attitudes toward fitness for US gym-goers,[1]
% of respondents who strongly agree or agree (n = 2,888)
It's important for me to invest in my health and personal appearance
~70
I always make time to exercise
~60
My gym is a core component of my fitness routine
~60
I exercise to be healthy rather than to look better
~55
Fitness is a core part of my identity
~50
I am in better shape than most people I know
~45
My friends/family ask me for fitness advice
~35
I follow a strict training schedule
~30

[1]Question: Please indicate how strongly you agree or disagree with each of the following statements.
Source: McKinsey Fitness Consumer Survey, July 2023

McKinsey & Company

In-person fitness

Fitness has shifted from a casual interest to a priority for many consumers: around 50 percent of US gym-goers said that fitness is a core part of their identity (Exhibit 6). This trend is even stronger among younger consumers—56 percent of US Gen Z consumers surveyed considered fitness a "very high priority" (compared with 40 percent of overall US consumers).

In-person fitness classes and personal training are the top two areas where consumers expect to spend more on fitness. Consumers expect to maintain their spending on fitness club memberships and fitness apps.

The challenge for fitness businesses will be to retain consumers among an ever-increasing suite of choices. Offering best-in-class facilities, convenient locations and hours, and loyalty and referral programs are table stakes. Building strong communities and offering experiences such as retreats, as well as services such as nutritional coaching and personalized workout plans (potentially enabled by gen AI), can help top players evolve their value proposition and manage customer acquisition costs.

Gut health

More than 80 percent of consumers in China, the United Kingdom, and the United States consider gut health to be important, and over 50 percent anticipate making it a higher priority in the next two to three years.

One-third of US consumers, one-third of UK consumers, and half of Chinese consumers said they wish there were more products in the market to support their gut health.

While probiotic supplements are the most frequently used gut health products in China and the United States, UK consumers opt for probiotic-rich foods such as kimchi, kombucha, or yogurt, as well as over-the-counter medications. About one-third of US consumers, one-third of UK consumers, and half of Chinese consumers said they wish there were more products in the market to support their gut health. At-home microbiome testing and personalized nutrition are two areas where companies can build on the growing interest in this segment.

Sexual health

The expanded cultural conversation about sexuality, improvements in sexual education, and growing support for female sexual-health challenges (such as low libido, vaginal dryness, and pain during intercourse) have all contributed to the growth in demand for sexual-health products.

Eighty-seven percent of US consumers reported having spent the same or more on sexual-health products in the past year than in the year prior, and they said they purchased personal lubricants, contraceptives, and adult toys most frequently.

While more businesses began to sell sexual-health products online during the height of the COVID-19 pandemic, a range of retailers—from traditional pharmacies to beauty retailers to department stores—are now adding more sexual-health brands and items to their store shelves.[5] This creates marketing and distribution opportunities for disruptor brands to reach new audiences and increase scale.

Sleep

Despite consistently ranking as the second-highest health and wellness priority for consumers, sleep is also the area where consumers said they have the most unmet needs. In our previous report, 37 percent of US consumers expressed a desire for additional sleep and mindfulness products and services, such as those that address cognitive functioning, stress, and anxiety management. In the year since, little has changed. One of the major challenges in improving sleep is the sheer number of factors that can affect a good night's sleep, including diet, exercise, caffeination, screen time, stress, and other lifestyle factors. As a result, few, if any, tech players and emerging brands in the sleep space have been able to create a compelling ecosystem to improve consumer sleep holistically.

[5] Keerthi Vedantam, "Why more sexual wellness startups are turned on by retail," Crunchbase, November 15, 2022.

Leveraging consumer data to address specific pain points more effectively—including inducing sleep, minimizing sleep interruptions, easing wakefulness, and improving sleep quality—presents an opportunity for companies.

As consumers take more control over their health outcomes, they are looking for data-backed, accessible products and services that empower them to do so. Companies that can help consumers make sense of this data and deliver solutions that are personalized, relevant, and rooted in science will be best positioned to succeed.

Shaun Callaghan is a partner in McKinsey's New Jersey office; **Hayley Doner** is a consultant in the Paris office; and **Jonathan Medalsy** is an associate partner in the New York office, where **Anna Pione** is a partner and **Warren Teichner** is a senior partner.

The authors wish to thank Celina Bade, Eric Falardeau, Lily Fu, Charlotte Lucas, Maria Neely, Olga Ostromecka, Akshay Rao, Michael Rix, and Alex Sanford for their contributions to this article.

Designed by McKinsey Global Publishing

McKinsey & Company

Consumer & Retail Practice

Still feeling good: The US wellness market continues to boom

Our research shows continued growth of consumer interest in health and wellness, with persistent gaps in certain areas presenting exciting opportunities for companies to serve unmet consumer needs.

The article is a collaborative effort by Shaun Callaghan, Martin Lösch, Jonathan Medalsy, Anna Pione, and Warren Teichner, representing views from McKinsey's Consumer & Retail Practice



September 2022

As evidenced by fitness classes, wearable technology, and mindfulness apps, wellness continues to be a major priority for consumers, increasingly becoming a part of their everyday lives. We estimate the spend on wellness products and services to be more than $450 billion in the United States and growing at more than 5 percent annually.[1]

Building on last year's Future of Wellness article,[2] our latest survey—which reached more than 2,000 US consumers—reconfirms the existence of several trends and shows growing consumer interest in wellness across six dimensions: health, fitness, nutrition, appearance, sleep, and mindfulness. The expanded scope of this year's survey also revealed six key new trends, which, taken together, point to considerable shifts in consumer attitudes toward wellness.

The wellness market has seen strong innovation and become increasingly crowded in recent years, particularly in areas such as personalized nutrition, vitamins, and beauty. However, the products and services currently available are not sufficiently meeting many consumers' wellness needs. This is especially true of millennial consumers (who today represent the largest generational pool of potential spend) and Black consumers. Companies have an exciting opportunity to better serve these and other demographic groups.

Consumers are eager to find solutions that work. The companies that thrive will be those that can identify and target unmet needs through offerings that are thoughtful, differentiated, tailored, and—increasingly—that target multiple dimensions of wellness.

Wellness is a growing priority for consumers and investors, but unmet need remains

The wellness market is growing quickly. Overall, around 50 percent of US consumers now report wellness as a top priority in their day-to-day lives, a significant rise from 42 percent in 2020. Against the backdrop of COVID-19's evolution from a global pandemic into an endemic disease, this increasing consumer focus on wellness looks set to continue.

[1] McKinsey Future of Wellness Survey, April 2022, n = 2,000.
[2] Shaun Callaghan, Martin Lösch, Anna Pione, and Warren Teichner, "Feeling good: The future of the $1.5 trillion wellness market," McKinsey, April 8, 2021.

Exhibit 1

Our latest research reaffirms six dimensions of wellness that consumers consistently reference.


1. Better health
2. Better fitness
3. Better nutrition
4. Better appearance
5. Better mindfulness
6. Better sleep
Wellness ecosystem
Consumers think of wellness holistically, blurring the lines across the 6 dimensions
• Eating the right food/diet and exercising
• Managing both physical and mental well-being
• Consciously prioritizing behaviors that promote self-care
• Getting sufficient sleep

Note: Represents 139 trigrams (3-word phrases); minimum frequency of 5 per n-gram. Question: When you think of wellness, what comes to mind?
Source: McKinsey Future of Wellness Survey, April 2022; Alex Reuneker, "N-gram generator," accessed May 17, 2022

To better understand the nuances of this booming market, it is useful to recap how consumers think about wellness and how this has changed. The six wellness dimensions laid out in our 2020 Future of Wellness research[3] continue to accurately capture how consumers think about wellness today (Exhibit 1). These six wellness dimensions capture a range of product and service categories, including the following:

A. *Health:* over-the-counter medicine, vitamins, and personal hygiene

B. *Fitness:* fitness clubs, studios, at-home fitness equipment, and fitness wearables

C. *Nutrition:* diet programs, subscription food services, nutrition apps, and juice cleanses

D. *Appearance:* skin care, dermo-cosmetics, hair care, and salon services

E. *Mindfulness:* counseling or therapy, meditation studios, and mindfulness apps

F. *Sleep:* sleep supplements, app-enabled sleep trackers, and other sleep-enhancing products

Our latest research suggests that the lines between wellness dimensions are becoming less distinct. Consumers increasingly value and seek out products and services that can address needs across several wellness dimensions (such as mindfulness and fitness or nutrition and appearance). For example, Alo, a yoga apparel brand, has expanded to provide yoga, fitness, and meditation classes through its Alo Moves mobile app. Similarly, Hum Nutrition blurs the line between nutrition, health, and appearance by offering a range of vitamins and supplements designed to improve mood, skin, hair, and other physical characteristics.

As consumer demand for wellness products and services increases, the market has become increasingly crowded, and early-stage investments in the health and wellness space have ballooned over the past few years. For example, by some estimates, investment in digital health startups reached record highs of about $29 billion in 2021 across approximately 730 deals, compared with about $15 billion across approximately 480 deals the previous year.[4]

Nevertheless, consumers still feel that the available products and services are not adequately meeting their needs. Around 37 percent of surveyed consumers expressed a desire for additional products and services in both the sleep and mindfulness segments, with almost a third of customers wanting more across the remaining four wellness dimensions, as well (Exhibit 2). This is especially true among millennials and Gen Z, who

[3] Ibid.

[4] Bill Evans, Adriana Krasniansky, Megan Zweig, "2021 year-end digital health funding: Seismic shifts beneath the surface," Rock Health Fund, January 10, 2022.

Consumers increasingly value and seek out products and services that can address needs across several wellness dimensions (such as mindfulness and fitness or nutrition and appearance).

Exhibit 2

Many consumers find current wellness products and services insufficient to meet their needs, particularly for sleep and mindfulness.

Desire for additional products and services,[1] % of respondents



There are not nearly enough products or services available to achieve this
There are some, but I wish there were more
37
9
28
Better sleep
37
9
28
Better mindfulness
34
9
26
Better health
33
7
26
Better nutrition
32
7
25
Better fitness
32
8
24
Better appearance

Note: Figures may not sum, because of rounding.
[1]Question: Which of the following describes how you feel about each of the following attributes?
Source: McKinsey Future of Wellness Survey, April 2022

desire more wellness products and services at a rate that is six to seven percentage points higher than that of the average consumer.

Many recent trends are continuing—and even accelerating

Several key consumer trends we highlighted in our previous research continue to be relevant today, and some have even accelerated in the past two years:

— *Personalization of products and services continues to gain importance.* This phenomenon is particularly strong among millennials and Gen Z, of whom 49 percent and 37 percent, respectively, expressed a strong preference for products, services, or apps that leverage personal data to personalize the consumer experience (Exhibit 3). Across wellness dimensions, companies have found success with a range of approaches. For example, Care/of, a personalized vitamin brand, uses a form of simple, quiz-based personalization that recommends one of several product options based on how consumers respond to questions about themselves. ZOE, a personalized-nutrition company, uses more complex personalization that offers tailored products and services based on an individual's unique health markers (such as microbiomes or blood lipids). ZOE also offers continuous glucose monitoring to deliver immediate and personalized feedback on how different foods affect glucose levels.[5]

— *The importance of influencers and celebrities for product discovery continues to rise, particularly for millennials.* Over the past two years, the share of consumers who said influencers or celebrities were important to brand discovery rose by nearly 20 percent to around 60 percent (Exhibit 4). The growth in celebrity importance materially

[5] Alex Peters, "What does it take for a celebrity beauty brand to succeed in 2021?," *Vogue*, February 10, 2021.

Exhibit 3

The shift toward personalization continues, particularly among millennials.

Prioritization of personalization now vs 1 year ago,[1]
% of respondents



39
I am much more likely to prioritize personalized[2]
51
9
I am much less likely to prioritize personalized[2]

Preference for personalization,[3]
% of respondents



Strongly agree
Agree
Preference for personalized products, services, and apps using personal data
30
20
11
37
25
12
49
31
18
26
16
10
10
8
2
Overall
Gen Z
Millennials
Gen X
Baby boomers

Note: Figures may not sum, because of rounding.
[1]Question: In general, how much more likely are you to prioritize personalized wellness products or services now vs 1 year ago?
[2]Figures represent the sum of the top two and bottom two choices.
[3]Question: Please indicate how strongly you agree or disagree with the following statement: "I prefer using brands whose products, services, and apps are personalized to me via connection with my personal data."

outmatched that of influencer importance over this period. This is likely due, in part, to the recent successes of celebrity beauty brands such as Kora Organics by Miranda Kerr, Kylie Cosmetics and Kylie Skin by Kylie Jenner, and JLo Beauty by Jennifer Lopez.

— *Products continue to attract the lion's share of spend, but services and apps continue to gain ground and now represent around 30 percent of spend.* Services and apps also look set to capture a materially higher share of future spend: around 45 percent of consumers intend to spend more on services or app-based services over the next year, while around 25 percent intend to spend more on products.

— *E-commerce continues to gain momentum, with the reported share of spend from e-commerce channels increasing across almost all wellness products and services over the past two years.* This is due, in part, to widening product availability online, as well as lingering concerns about in-person safety in some areas. We expect the increased e-commerce penetration to be sticky over the medium term, with research suggesting that digital engagement with wellness has become a daily routine. For example, 64 percent of consumers say wellness apps are now part of their daily routine, and almost 70 percent say the same for online training and fitness services.[6]

[6] McKinsey Consumer Pulse Insights, May 2022.

Exhibit 4

Influencers and celebrities continue to rise in importance for brand discovery.

More important to wellness brand discovery vs last year,[1] % of respondents



Small-scale influencers
Large-scale influencers
Celebrities
42
59
44
64
38
62
2020
2022
2020
2022
2020
2022

[1]Question: Thinking about using the following to discover new wellness products or brands, how has the importance of each of the following changed over the past year? Top 2 box score.
[2]Question: Think about the purchases you have made in the following categories over the past 6 months. Were you influenced toward a certain brand by a post on social media in the following categories?
Source: McKinsey Future of Wellness Survey, April 2022; McKinsey Future of Wellness Survey, August 2020; McKinsey COVID-19 US Consumer Pulse Survey, February 25–March 1, 2022

New wellness trends

Our latest survey was able to identify several new wellness trends, and it also highlights some shifts in consumer preferences since 2020.

Trend one: 'Natural' and 'clean' have their limits

Our 2020 research highlighted a growing consumer preference for natural, clean products, with consumers in many cases valuing these attributes even more than product efficacy. For example, around 30 percent of respondents said they would prefer natural and clean over effective when it came to dietary supplements, compared with 24 percent who asserted the contrary.

Today, our research reveals the slowing of this trend, with consumers expressing a modest preference for efficacy across many product categories. The share of consumers who would prefer clean and natural over effective remains high in many areas—28 percent for dietary supplements and 28 percent for skin care, for example—but overall, the pendulum has started to swing back toward efficacy.

This shift is likely due, in part, to two factors. First, the protracted impact of COVID-19 has given additional credibility to health and wellness products that can show clear results. Second, there may be a degree of consumer overexposure to claims of natural or clean ingredients—or a perception that such claims are a form of greenwashing.

Potential strategy for companies. Companies need to be strategic about where and how to position their products. Labeling a product with "clean" or "natural" will not automatically entice consumers, who are discerning about these claims and who may, in fact, be more interested in the product's efficacy. Companies should evaluate consumer preferences for the items within their portfolio to identify where messaging related to products being clean or natural would resonate most strongly. They should then seek to differentiate themselves from the messaging of peers while remaining true to their core value proposition.

By leveraging transparent capsules and product packaging alongside the tagline "the future of health is clear," Ritual, for example, effectively differentiated itself from other vitamin brands that tout clean ingredients.

Trend two: Consumer preferences for established or private-label brands tend to increase for more mature product categories
Our survey revealed that consumers have different brand preferences for different types of products (Exhibit 5). Overall, products fall into three broad categories:

1. Private-label brands at advantage. In areas such as pain or cold relief, ingredients—often well-known active ingredients such as ibuprofen—can matter more to some consumers than brands. Private-label offerings may therefore be at an advantage due to their lower price point.

Exhibit 5

Consumers prioritize private-label and smaller brands differently depending on the product category.

Prioritization of brands by product category

Private-label brands at advantage
Brand matters less to consumers for single vitamins and pain relief products as long as the products are considered effective (with the right key ingredients)

Established brands at advantage
New, digitally native, and innovative brands are gaining recognition in beauty, supplement, and subscription food categories

Nascent and developing challengers
Major brands continue to own personal care and sports nutrition in areas where it takes time to build trust (and gain distribution, given frequency of consumption or purchase)


Private-label or store brands prioritization[1]
High
Low
Low
High
Smaller or independent brand prioritization[1]
Analgesics
Single vitamins
Cough, cold, and allergy remedies
Multivitamins
First-aid products
Women's health products
Athletic or athleisure apparel
Skin care products
Dermatological products
Cosmeceutical products
Hair care products
Juice cleanse
Energy enhancers
Memory or brain enhancers
Sleep enhancers
Subscription food service
Sports nutrition products
Beauty supplements
Herbal products
Digestive and gut health products
Dietary supplements
Anti-aging products
Color cosmetics

[1]Question: Today, if you were purchasing the following and had to choose between smaller/independent brands, larger/more-established brands, or store brands, what would you prioritize?
Source: McKinsey Future of Wellness Survey, April 2022

Potential strategy for companies. To break through, companies competing in these categories should move beyond the active-ingredient list, which has become table stakes, and seek ways to differentiate themselves—as Ritual did with its transparent capsules and product packaging.

2. Nascent and developing challengers. In newer categories (such as juice cleanses) or where the science is just starting to gain widespread understanding (such as gut health), emerging brands are at the forefront of product and business model innovation, which consumers recognize and value.

Potential strategy for companies. The pace of innovation within these categories presents a range of opportunities for companies looking to enter. M&A, for example, can be a promising market entry strategy. Many strong brands remain subscale, creating opportunities for strategic investors and financial sponsors alike to assess likely winners and help them scale. Recent examples include Kroger's acquisition of meal subscription service Home Chef and Bayer's acquisition of Care/of.[7]

3. Established brands at advantage. Large established brands have an advantage in areas where the active ingredients are less well known or where consumers place higher value on other attributes, such as product design or the impact the product has on appearance. In this category, large brands can leverage the trust they have built with consumers over an extended period of time.

Potential strategy for companies. Companies competing in these categories should invest in understanding the core product attributes that consumers value most. For example, Neutrogena has enlisted celebrities to endorse and market its existing products. For investors, it will be crucial to understand brand strength and degree of consumer trust; brands that have registered poor performance recently but that are trusted and well known may be positioned for a turnaround.

Trend three: Increasing focus on sleep

Better sleep is the next-highest priority for consumers after better health, with 45 percent and 47 percent of respondents, respectively, naming these dimensions as a "very high priority." The emphasis on sleep will continue, with more than a quarter of respondents sharing that they will "definitely place a higher priority on sleep in the next two to three years," which aligns with broader trends in the sleep industry.

As sleep science has gained momentum and attention—funding for sleep technology grew 66 percent from 2019 to 2020, for example[8]—so has innovation. The number of sleep device patents has increased by about 12 percent per year for the past decade.[9] The range of products on the market has also increased. Consumers can now track their sleep using wearables such as WHOOP or apps such as Sleep Cycle, and they can improve the quality of that sleep through innovative sleep supplements or "smart" mattresses, such as those offered by Eight Sleep. Eight Sleep's mattresses and mattress covers incorporate AI to monitor and improve sleep through temperature control, data analysis that feeds into optional private sleep coaching, and daily alarms.

Despite all this innovation, however, our research suggests that sleep is the area with the greatest unmet consumer need. There is still a considerable opportunity for companies competing in—or hoping to enter—this space.

Potential strategy for companies. Innovation continues apace within the sleep category, which creates an opportunity for established players to invest in emerging brands to help them scale. Successful brands in this space have tied their products to tangible, measurable improvements in sleep—including, as mentioned above, Eight Sleep.

Trend four: Millennials lead the way in wellness purchasing

Across dimensions, millennials prioritize health and wellness more than other generations, followed

[7] Heather Haddon, "Kroger buys meal-kit company Home Chef in latest online acquisition," *Wall Street Journal*, May 23, 2018; "Bayer acquires majority stake in Care/of," Bayer, November 17, 2020.
[8] Christine Hall, "These startups want to give us the best night's sleep and investors are tucking in," *Crunchbase News*, March 16, 2021.
[9] Djavan De Clercq, Nelly Papalambros, and Tobias Silberzahn, "Sleep on it: Addressing the sleep-loss epidemic through technology," McKinsey, June 24, 2021.

by Gen X and Gen Z (Exhibit 6). This trend looks set to continue, with millennials more likely than other generations to value wellness highly in two to three years. For example, 35 percent of millennials believe they will prioritize health more in the coming years, compared with 29 percent for other generations, on average.

Millennials also purchase wellness products and services more frequently than other generations, with the highest average purchase rate over the past six months of any generation. Our survey indicates that 46 percent of millennials purchased fitness products and services, for example, and 42 percent purchased nutrition products and services. In comparison, these figures were 28 percent and 24 percent, respectively, for all survey respondents.

Potential strategy for companies. Companies should invest in marketing that is carefully tailored to appeal to the millennial segment (for example, by incorporating influencers or celebrities into marketing campaigns or by investing in channels, such as Instagram or TikTok, that appeal to millennials and Gen Z). Successful examples of this include Nike, which enlisted celebrities to lead workouts on its fitness app, and Equinox, which contracted leading artists to create exclusive playlists for its fitness centers.

Trend five: Black consumers currently exhibit the greatest unmet need

While many consumers find current wellness products and services insufficient to meet their needs, particularly around sleep and mindfulness,

Exhibit 6

Millennials prioritize health and wellness more than other generations and plan to prioritize them even more in the near future.

High prioritization of health and wellness attributes today, millennials vs overall,[1] % of respondents


Consumer average
Millennials
47
52
45
50
40
48
39
45
35
41
30
37
Better health
Better sleep
Better nutrition
Better fitness
Better mindfulness
Better appearance

Future high prioritization of health and wellness in the near term, millennials vs overall,[2] % of respondents


Consumer average
Millennials
29
35
26
34
26
34
25
33
24
30
23
30
Better health
Better sleep
Better nutrition
Better fitness
Better mindfulness
Better appearance

[1]Percentage of respondents who said they currently place a very high priority on a given attribute. Question: How high a priority do you place on the following attributes?
[2]Percentage of respondents who said they will definitely place a higher priority on a given attribute in the near future. Question: How do you think your priority level for each of the following will change over the next 2–3 years?
Source: McKinsey Future of Wellness Survey, April 2022

Exhibit 7

Employees use wellness benefits frequently, but benefits don't always line up with what employees are asking for.



Benefits offered by employers,[1] % of respondents
Benefit used extensively or regularly,[2] % of respondents
Wellness perks
Healthy food and snacks
18
89
Fitness services or memberships
15
74
Mindfulness apps and services
10
76
Massages
8
79
Alternative scheduling
Flexible scheduling
22
82
Childcare
7
74
Sabbatical
4
70
Healthcare services
Telehealth services
18
57
In-person counseling and therapy
14
62
Online counseling and therapy
12
62

[1]Question: Which of the following types of wellness benefits are currently provided by your employer or through your employee benefits?
[2]Question: To what extent have you been able to take advantage of the wellness benefits offered by your employer or through employee benefits?
Source: McKinsey Future of Wellness Survey, April 2022

our survey suggests that these unmet needs are most pronounced among Black consumers. For example, 47 to 55 percent of Black consumers said they needed more wellness products and services to meet their needs. In comparison, 35 to 39 percent of Asian consumers and 30 to 35 percent of White consumers said the same.

Moreover, demand from Black consumers is likely to increase at a higher rate than that of many other demographics: roughly 60 percent of Black consumers prioritized their wellness more this year than they did last year, compared with 49 percent in the overall population.

Potential strategy for companies. Companies should allocate a portion of their R&D budgets to understanding what types of products can satisfy the unmet needs of consumers in this segment.

Some companies are already moving to take advantage of these opportunities. For example, Iyoba—a small-batch, environmentally conscious beauty brand that focuses on clean beauty products for Black consumers—recently scaled distribution by partnering with Target.[10]

[10] Taylor Bryant, "Clean beauty brand Iyoba launches at Target, secures $15K loan on Kiva to support rollout," *Beauty Independent*, March 24, 2022.

Trend six: Wellness-related employee benefits are becoming more mainstream
As interest in health and wellness swells and the post-COVID-19 war for talent heats up, there has been an acceleration in wellness-related employee benefits (Exhibit 7). For example, our survey indicates that 22 percent of employers now offer flexible scheduling to their employees. Wellness perks and enhanced healthcare services are also becoming mainstream. Around 18 percent of employers offer healthy food and snacks on-site, for example, and 18 percent now offer telehealth services. And employees take advantage of these offerings: 60 to 90 percent of respondents who had access to each benefit said they used them "extensively or regularly."

Potential strategy for companies. Companies should also look to explore corporate partnerships that will enable them to offer their products and services as part of wellness programs for employees. Many firms offer discounts on gym memberships or subscriptions to mental-wellness apps (such as Headspace and Calm), which became especially popular during the pandemic as employees reported high levels of mental distress. Companies should remain cognizant of what types of wellness perks their employees want and what they are actually using, whether that is through data analytics (for larger companies) or forums and listening sessions.

The US wellness market is growing quickly and is likely to continue to do so. Despite the growing number of players in the market, however, our latest survey reveals that consumers' needs are still not being fully served in many areas. There are whole consumer segments that are not satisfied with existing offerings, and there is a growing number of wellness categories that are currently underserved. Companies that understand emerging trends and are quick to react to them will be well positioned to thrive in the growing and increasingly holistic wellness ecosystem.

Shaun Callaghan is a partner in McKinsey's New Jersey office, where **Warren Teichner** is a senior partner; **Martin Lösch** is a senior partner in the Stuttgart office; and **Jonathan Medalsy** is an associate partner in the New York office, where **Anna Pione** is a partner.

The authors wish to thank Celina Bade, Anita Bopalkar, Lily Fu, Ayush Gupta, Sanjana Gupta, Olga Ostromecka, Akshay Rao, Michael Rix, Alex Sanford, Marco Schooley, Sandra Welchering, and Melissa Yang for their contributions to this article.

McKinsey & Company

Consumer Packaged Goods Practice

Feeling good: The future of the $1.5 trillion wellness market

Our new survey shows that a rise in consumer interest and purchasing power presents opportunities across markets, especially as consumer spending rebounds.

by Shaun Callaghan, Martin Lösch, Anna Pione, and Warren Teichner



April 2021

The concept of wellness has been around for a long time. Remember Jane Fonda workout tapes, neon legwarmers, and the "cookie diet"? These days, consumers view wellness through a much broader and more sophisticated lens, encompassing not just fitness and nutrition but also overall physical and mental health and appearance. They also have more choice in the types of products and services they buy and the way they buy them.

Our latest research shows that consumers care deeply about wellness—and that their interest is growing. In a survey of roughly 7,500 consumers in six countries,[1] 79 percent of the respondents said they believe that wellness is important, and 42 percent consider it a top priority. In fact, consumers in every market we researched reported a substantial increase in the prioritization of wellness[2] over the past two to three years.

We estimate the global wellness market at more than $1.5 trillion, with annual growth of 5 to 10 percent. A rise in both consumer interest and purchasing power presents tremendous opportunities for companies, particularly as spending on personal wellness rebounds after stagnating or even declining during the COVID-19 crisis. At the same time, the wellness market is getting increasingly crowded, creating the need to be strategic about where and how companies compete.

In this article, we'll reveal what our survey data tell us about changing consumer attitudes and behavior toward wellness. We'll couple these insights with the best strategies for companies—both established players and new entrants—to meet consumer needs and preferences in this strong and growing market.

How consumers define wellness

Since views of wellness are constantly evolving, companies must understand the market from a consumer perspective. Our Future of Wellness survey revealed the categories that interest consumers most (Exhibit 1).

- *Better health,* probably the most traditional category associated with wellness, extends beyond medicine and supplements to include consumer medical devices as well as personal-

Exhibit 1

Today's consumer views wellness across six dimensions.



Better health	**Better fitness**	**Better nutrition**	**Better appearance**	**Better sleep**	**Better mindfulness**
Extends beyond medicine and supplements to include medical devices, tele-medicine, and remote healthcare services, as well as personal health trackers	Was steadily increasing over time before experiencing some upheaval over the past year, with many consumers struggling to maintain pre-COVID-19 fitness levels	Has always been a part of wellness, but now consumers want food to help them accomplish their wellness goals in addition to tasting good	Primarily relates to wellness-oriented apparel ("athleisure") and beauty products (skincare and collagen supplements), but also includes service-oriented offerings like nonsurgical aesthetic procedures	Now goes beyond traditional sleep medication, like melatonin, to app-enabled sleep trackers and other sleep-enhancing products	Has gained mainstream consumer acceptance relatively recently, with meditation-focused apps and meditation-oriented offerings

[1] McKinsey's Future of Wellness Survey was conducted in August 2020 with consumers in six countries: Brazil, China, Germany, Japan, the United Kingdom, and the United States. Consumer health and wellness encompasses a variety of experiences that promote well-being, as well as industries linked to health and wellness (but excluding, for example, healthcare products and services such as visits to doctors, medications, and insurance). Estimates of spending use product-level data and average spending per customer in each country. The currency exchange rates used by the survey are those of September 15, 2020. Exact number of respondents in each country: Brazil, 1,374; China, 1,311; Germany, 1,283; Japan, 1,109; UK, 1,277; US, 1,319.

[2] The net increase in the prioritization of wellness ranged from 27 percent to 65 percent across countries.

health trackers. Consumers are increasingly taking their health into their own hands: we are seeing a rise in targeted, data-driven care, apps to help consumers seamlessly book their medical appointments or obtain the prescriptions they need, and devices that help them monitor their own health and symptoms between doctor's appointments.

- *Better fitness* has been challenging over the past year. Many consumers struggle to maintain pre-COVID-19 fitness levels when they can't go to their gyms as frequently or participate in sports in the same ways as before. For instance, a UK study found that a majority of consumers worked out less after the pandemic lockdowns began, and many did not return to their previous exercise levels even as those lockdowns were eased or lifted.[3] However, fitness goals persist. Creative offerings (such as Peloton, Mirror, and Tonal) that meet the needs of consumers in their homes have seen unprecedented growth in the past year.

- *Better nutrition* has always been a part of wellness, but now consumers want food not only to taste good but also to help them accomplish their wellness goals. More than a third of consumers around the world report that they "probably" or "definitely" plan to increase spending on nutrition apps, diet programs, juice cleanses, and subscription food services over the next year.

- *Better appearance* primarily involves wellness-oriented apparel ("athleisure") and beauty products (such as skincare and collagen supplements). A number of service-oriented offerings in this area have sprung up recently for nonsurgical aesthetic procedures, such as microneedling, lasers, and oxygen jets.

- *Better sleep* is a relatively new category popular with consumers—and maybe that's no wonder, given the stresses the pandemic has unleashed. Traditional sleep medications such as melatonin now have company: app-enabled sleep trackers and other sleep-enhancing products (for example, blackout curtains and gravity blankets). Half of consumers around the world reported a desire for more products and services to meet the need for higher-quality slumber.

- *Better mindfulness* has gained mainstream consumer acceptance relatively recently, in the form of meditation-focused apps, such as Headspace and Calm, and relaxation- and meditation-oriented offerings, such as Travaasa and Soothe. During the COVID-19 crisis, reports of mental distress have increased globally; more than half of consumers in each of our surveyed countries said they want to prioritize mindfulness more. Half of the consumers said they wished that more mindfulness products and services were available, indicating an opportunity for companies.

Each of these six categories is important for consumers across our survey countries. Better health consistently appears as the most important wellness dimension (and the one with the highest level of spending) across every market we researched.

At the same time, relative responses vary in other categories. For example, consumers in Japan prioritize appearance while those in Germany emphasize fitness; respondents in Brazil and the United States are most interested in mindfulness, those in China and the United Kingdom in nutrition (Exhibit 2).

[3] Gretchen Reynolds, "How the pandemic is changing our exercise habits," *New York Times*, October 7, 2020, nytimes.com.

Exhibit 2

Consumers in every country spend the most money on products and services that promote better health.

Wellness spending by category,[1] % of annual spending on wellness products and services



0.5
5.3
4.9
11.9
12.8
64.6
1.5
2.9
11.1
17.9
23.1
43.5
0.4
2.2
4.1
27.8
22.3
43.1
0.6
1.6
5.1
10.6
29.7
52.4
0.3
2.5
8.5
16.0
24.9
47.8
0.6
6.3
9.2
13.8
20.1
50.1
100%
Sleep
Mindfulness
Nutrition
Fitness
Appearance
Health
Brazil (n = 1,374)
China (n = 1,311)
Germany (n = 1,283)
Japan (n = 1,109)
UK (n = 1,277)
US (n = 1,319)

[1]Question: Approximately how much money have you spent on each of the following in the past 12 months? Figures may not sum to 100%, because of rounding.
Source: McKinsey Future of Wellness Survey, August 2020

In overall spending, consumers expect to increase their purchases of both wellness products and services over the next year. We expect a greater shift toward services, especially those (such as personal training, nutritionists, and counseling) that emphasize physical and mental health (Exhibit 3).

Finally, companies should understand that wellness consumers aren't a monolithic bloc with lockstep preferences. Our survey showed that they tend to fall into distinct groups that behave very differently. *Wellness enthusiasts* are high-income consumers who actively follow brands on social media, track new-product launches, and are excited about innovations. The *socially responsible* prefer (and are willing to pay more for) brands that are environmentally sustainable and with clean/natural ingredients. *Price-conscious consumers* believe wellness products are important but meticulously compare features and benefits before purchasing to get the best deal.

Exhibit 3

Services account for roughly 30 percent of wellness spending, and that number could increase.

Spending on wellness products vs services,[1]
% of total wellness spending



Products
Services
70
30
100%

% of respondents who expect to spend more in the next year[2]



Products
23
Services
37

[1]Question: Approximately how much money have you spent on each of the following in the past 12 months?
[2]Question: How do you expect your spend on each of the following to shift in 12 months from now assuming COVID-19 has been resolved and in-person services are available? (Global average across relevant products and services tested.)
Source: McKinsey Future of Wellness Survey, August 2020 (n = 7,673)

Loyalists prefer to stick with their current routines and the brands they know, while *passive participants* are only marginally involved with the wellness category and don't actively follow brands or new products. We found that wellness enthusiasts and socially responsible consumers are the biggest spenders. The loyalists and passive participants spend far less than people in the other groups.

While consumers in each market are motivated by a unique set of brand-loyalty drivers, all have some motivation that's connected to price and lifestyle compatibility.

Consumer trends and how companies can respond to them

The research unearthed that consumers' reported improvements in wellness levels have fallen behind their hopes and expectations in every country except China and Brazil, suggesting that the market may be underserved. Most consumers around the world report that their personal wellness levels are stagnating or even declining (Exhibit 4).

The research also revealed six consumer wellness-related trends that have been gaining momentum over time. Overall, these trends have implications for industry players across the sector, from traditional consumer healthcare to fitness offerings and nutrition to beauty, apparel, and retail. A number of strategies, applied correctly, can help companies meet the consumer's needs and capitalize on the rapid growth of this sector.

Exhibit 4

Wellness is rising as a priority, outpacing how consumers view their own wellness levels.

Change in wellness prioritization compared with 2–3 years ago,[1] % of respondents

Change in overall wellness level compared with 2–3 years ago,[2] % of respondents


Brazil
China
Germany
Japan
UK
US
Increased 74.1
66.6
35.0
35.9
51.3
48.2
No change 17.3
25.3
58.4
55.0
39.4
42.0
Decreased 8.6
8.1
6.7
9.1
9.3
10.0
Brazil
China
Germany
Japan
UK
US
Increased 61.7
59.0
32.0
31.7
43.5
41.9
No change 12.1
24.3
47.5
50.6
33.1
36.5
Decreased 26.6
16.7
20.5
17.6
23.3
21.4

[1]Question: Thinking about how you prioritize wellness, how has your prioritization of wellness changed compared to 2–3 years ago?
[2]Question: How has your overall level of wellness changed compared to 2–3 years ago?
Source: McKinsey Future of Wellness Survey, August 2020; Brazil, n = 1,374; China, n = 1,311; Germany, n = 1,283; Japan, n = 1,109; UK, n = 1,277; US, n = 1,319

Trend 1: Natural/clean products get their day in the sun

Consumers are keen for natural/clean products in an array of areas, such as skincare, cosmetics, multivitamins, subscription food services, and sleep enhancers. The magnitude of the shift is striking. Consumers overwhelmingly indicate a preference for natural/clean products, particularly in Brazil and China.

In the case of dietary supplements, consumers around the world said, by 41 percent to 21 percent, that if they had to choose between more natural supplements and more effective ones, they would choose the more natural option. Same with skincare: by 36 percent to 21 percent, consumers said they would choose the more natural option over the more effective one.

Potential strategy for companies. Reevaluate your development road map to consider whether you have more opportunities to introduce natural or wellness-oriented products or to acquire natural/clean product lines. This strategy could look different by segment: in apparel, products designed with organic/natural materials and sustainability in mind; in consumer health, natural/clean beauty products; in retail, merchandising with an eye to products that resonate as authentically natural.

Zarbee's Naturals focused on providing a solution for parents seeking natural remedies for their children; Sephora's private-label brand has launched clean makeup products[4] and has significantly expanded its clean makeup presence in its stores.

Trend 2: More personalization, please

While many respondents told us privacy is still a concern, many (particularly in Brazil and China) are more comfortable trading privacy for personalization. Furthermore, a substantial majority of consumers around the world say they prioritize personalization now more than they did two or three years ago. In the United States, the United Kingdom, and Germany, more than 88 percent of consumers report prioritizing personalization as much as or more than they did two or three years ago.

Potential strategy for companies. Develop personalized marketing capabilities to target the precise consumer segments that may be most interested in your products, with messaging and storytelling tailored to those consumers. Consider introducing personalized or semipersonalized offerings to your product road map.

A wellness start-up, for example, provides personalized vitamin and supplement subscriptions based on information that consumers submit through a quiz. A fitness-tech company created a fitness tracker that collects physiological data to provide personalized sleep and fitness information to users. Membership includes the tracker, access to daily analytics and coaching, and the ability to join online communities.

Trend 3: The future is digital

The shift to digital channels is happening at the speed of "a decade in days." Our research suggests that the change will be sticky: a majority of consumer categories will continue to project more growth in e-commerce than in other channels over the next several years.

We do see traditional channels holding for certain product categories: fortified foods, multivitamins, and skincare still largely sell through brick-and-mortar stores. Other breakout categories (such as fitness wearables) are almost entirely online native. Consumers in China report the highest share of wellness spending online, followed by those in Japan and trailed by those in Europe, the United States, and Brazil.

Potential strategy for companies. Create seamless omnichannel and digital offerings to ensure that you meet your consumers where they are. Beyond building channel partner relationships, consider developing a supply chain, package sizes, marketing, or the like specifically for e-commerce. For service offerings such as gyms, use a holistic online strategy to build app-enabled features that keep consumers engaged throughout the ecosystem.

---

[4] Ellen Thomas, "Sephora collection launches clean makeup products," WWD, August 14, 2020, wwd.com.

For example, one vitamin brand sold only online and known for being sustainable originally offered vitamins for women but has expanded to include products for men and children. Its ecosystem includes the company's app, which is integrated into Apple Health, as well as an active social-media presence.

Trend 4: Under the influencers

Influencers are a key part of the wellness market, and one that traditional companies have had to learn how to leverage for connecting with consumers. In the United States, Europe, and Japan, 10 to 15 percent of consumers say they follow social-media influencers and that they have already made a purchase based on an influencer's recommendation. A much higher percentage say they definitely or probably will consider doing so in the future.

In China and Brazil, the percentage of consumers who say that an influencer has driven their purchasing decisions is much higher, at 45 to 55 percent. This trend applies consistently across both large-scale social-media influencers (defined as 100,000 followers or more) and small-scale influencers (less than 100,000 followers). In unwelcome news for celebrities, their influence appears to be waning among most consumers, particularly in the United Kingdom.

Potential strategy for companies. Use influencers to win with your consumers across social channels, partnering with agencies to identify people who will be a natural fit with your brand and resonate authentically with your target consumer base. For instance, one European fitness-apparel company heavily utilizes influencer marketing on Instagram and YouTube to reach its target audience of young fitness enthusiasts.

In 2015, McKinsey data showed that social media influenced 26 percent of purchases across all product categories,[5] a percentage that has increased since then. Our survey shows that wellness is no exception: in every market we researched, more than 60 percent of consumers report that they will "definitely" or "probably" consider a brand or product posted by a favorite influencer.

Trend 5: The rise and rise of services

Services has been a growing part of the wellness market: experiences are increasingly available as offerings. We see this trend reflected across countries—consumers are shifting toward services that address physical- and mental-health needs (for instance, personal trainers, nutritionists, and counseling services). We see services as an enhancement to—not a replacement for—the overall wellness space. Products remain a consistent and critical part of the segment, at roughly 70 percent of self-reported consumer wellness spending globally.

Potential strategy for companies. Consumer healthcare companies could consider diagnostics or coaching offerings that support a direct connection to the consumer. One company partnered with a telemedicine provider to introduce an app that gives parents immediate video access to healthcare providers for their children. Fitness companies could consider offerings such as connected devices and virtual communities—products and services beyond gyms and exercise equipment.

Peloton expanded its service offering to include subscriptions for its fitness app, in-person studios, and live virtual classes, allowing it to reach consumers who may not own Peloton workout equipment. The company's sales soared in 2020 as the popularity of home workouts increased during the COVID-19 pandemic.[6]

Trend 6: Category lines continue to blur

With the above trends in mind, companies are considering how to play across the health and wellness categories and channels. It's critical to identify the areas where consumers are open to giving these companies permission to extend their brands.

A majority of consumers report that they don't want a single solution or brand to help them with all facets of wellness, suggesting that targeted extensions are a more effective approach for companies.

[5] Jacques Bughin, "Getting a sharper picture of social media's influence," *McKinsey Quarterly*, July 1, 2015, McKinsey.com.
[6] "Peloton sales surge as virus boosts home workouts," BBC, September 10, 2020, bbc.com.

Potential strategy for companies. Assess M&A opportunities to gain entry into more categories within the wellness ecosystem. With this approach, it is important to ensure that any acquisition has a clear strategic rationale and makes sense in view of the acquirer's existing equity, skill set, and capabilities. If those pieces are in place, we find that a well-defined and executed programmatic M&A strategy can help build resiliency and yield excess returns to shareholders over time.[7]

Lululemon's acquisition of Mirror, for example, gave it a digital offering to supplement its core fitness-apparel business. It has also experimented with nutrition, mindfulness, and fitness offerings in stores through studios and community-based classes. These moves seem to align with the company's brand messaging. Meanwhile, other mindfulness and fitness apps have expanded into "sleepcasts" or moved into personalized health coaching and disease management to promote better health outcomes.

Winning in the wellness market

The global wellness market is healthy and growing. In every category we surveyed, more consumers said they were going to spend more on wellness than those who said they would spend less. The majority of consumers planning to increase their spending was especially large in some categories, including memory/brain enhancers, anti-aging products, beauty supplements, noninvasive cosmetic procedures, nutrition (sports nutrition, juice cleanses, nutrition coaches, fortified foods), and meditation/mindfulness offerings.

This market offers room for growth to all sorts of industry players: traditional "nutraceuticals" companies with experience in regulatory and licensing requirements; global entrants with extensive value chains, marketing capabilities, and deep channel relationships; regional consolidators with local knowledge and partnerships; and emerging brands with digital know-how, integrated consumer data, and an agile operating model.

At the same time, the wellness sector is getting more competitive, so companies should think critically about strategies to engage consumers and whether an ecosystem model might make sense. Companies will want to be purposeful about where to play and how to win with an effective delivery model—whether that model is end-to-end ownership, strategic partnerships, outsourcing and co-manufacturing, or marketplaces.

Wellness is here to stay as consumers across nations plan to increase their spending on personal health, appearance, fitness, and more. If the pandemic has taught us one thing, it's that physical and mental health will remain a priority for millions of people across the globe for a long time to come.

[7] Jeff Rudnicki, Kate Siegel, and Andy West, "How lots of small M&A deals add up to big value," *McKinsey Quarterly*, July 12, 2019, McKinsey.com.

Shaun Callaghan is a partner in McKinsey's New Jersey office, where **Warren Teichner** is a senior partner. **Martin Lösch** is a senior partner in the Stuttgart office, and **Anna Pione** is an associate partner in the New York office.

The authors wish to thank Andres Avila, Shruti Bhargava, Anton Chtcherbakov, Eric Falardeau, Sanjana Gupta, Eric He, Sara Hudson, Rocky Lipsky, Olga Ostromecka, Stefan Rickert, Alex Sanford, Joanna Walsh, Kristi Weaver, and Sandra Welchering for their contributions to this article.

Designed by McKinsey Global Publishing

nutrients

MDPI

Article

Intake of *Lactiplantibacillus plantarum* HEAL9 Improves Cognition in Moderately Stressed Subjects: A Randomized Controlled Study

Gunilla Önning [1,2,*], Caroline Montelius [2], Magnus Hillman [3] and Niklas Larsson [2]

1 Biomedical Nutrition, Pure and Applied Biochemistry, Lund University, 222 00 Lund, Sweden
2 Probi AB, 223 70 Lund, Sweden; caroline.montelius@probi.com (C.M.)
3 Diabetes Research Laboratory, Department of Clinical Sciences Lund, Lund University, 221 84 Lund, Sweden; magnus.hillman@med.lu.se
* Correspondence: gunilla.onning@probi.com

Abstract: Background: The usage of probiotics has expanded beyond the areas of gut and immune health improvement. Several studies have shown the positive impact associated between probiotics and stress, cognition, and mood; a relationship referred to as the gut–brain axis. Method: The aim of this exploratory study was to evaluate the effect of the probiotic strain *Lactiplantibacillus plantarum* HEAL9 (LPHEAL9) on the gut–brain axis in subjects with moderate stress. One hundred and twenty-nine subjects aged 21–52 years completed the study, randomized to consume either LPHEAL9 ($n = 65$) or placebo ($n = 64$) for 12 weeks. Results: Perceived stress and awakening cortisol were significantly reduced over time in both groups. A significant improvement in four cognition tests after consumption of LPHEAL9 compared to placebo was observed (rapid information processing test, numeric working memory test, paired associated learning, and word recall, $p < 0.05$). There was a tendency for a significantly better improvement in the LPHEAL9 group for three mood subscales (Confusion–Bewilderment, Anger–Hostility, and Depression–Dejection) and for fewer subjects with poor sleep in the LPHEAL9 group compared to placebo ($p < 0.10$). Conclusions: Intake of LPHEAL9 significantly improved cognitive functions compared to the placebo, potentially by ameliorating aspects of mood and sleep.

Keywords: probiotics; *L. plantarum*; stress; gut–brain axis; working memory; cognition; mood; sleep; tryptophan; inflammation

Citation: Önning, G.; Montelius, C.; Hillman, M.; Larsson, N. Intake of *Lactiplantibacillus plantarum* HEAL9 Improves Cognition in Moderately Stressed Subjects: A Randomized Controlled Study. *Nutrients* **2023**, *15*, 3466. https://doi.org/10.3390/nu15153466

Academic Editor: Dennis Savaiano

Received: 14 July 2023
Revised: 1 August 2023
Accepted: 3 August 2023
Published: 5 August 2023

1. Introduction

Mental health is one of the fundamental components of health and wellbeing and the COVID-19 pandemic caused an increase in disorders like depression and anxiety [1]. The usage of probiotics may be one way to prevent these problems. Probiotics may affect mental health like cognition and stress via the gut–brain axis. This involves bidirectional communication via neural, endocrine, and immune pathways [2]. Cognitive function encompasses the life-long process of learning and is regulated by the spatial and non-spatial memory, in both rodents and humans [3]. Animal studies have shown that the administration of probiotics to mice and rats is linked to neurogenesis in the hippocampus and an improvement in the associated cognitive functions [3]. The modification of the microbiota by consumption of probiotic bacteria may also affect stress. Intake of probiotics in animal models has been shown to reduce anxiety-like behavior and influence brain activity. In humans, probiotics reduce stress-related gastrointestinal symptoms, circulating proinflammatory cytokines, and the stress hormone cortisol [2]. A placebo-controlled study in healthy but stressed individuals showed that intake of the probiotic strain *Lactiplantibacillus plantarum* HEAL9 (LPHEAL9) for four weeks modified the stress response and reduced novel inflammatory markers during acute stress [4]. The LPHEAL9 strain, combined with

S-adenosylmethionine (SAMe), was found to reduce the total score of depression after 2 and 6 weeks of intake in another placebo-controlled study that included subjects with mild-to-moderate depression [5]. The cognitive and anxiety subdomains were also reduced significantly after 2 weeks of consumption. Another *L. plantarum* strain (*Lactiplantibacillus plantarum* 299v, LP299V®) has shown positive effects on cognition and mood in subjects with major depression [6]. Intake of LP299V for 8 weeks led to an improvement in the "Attention and Perceptivity Test" and in the "California Verbal Learning Test", compared with the placebo group (baseline vs. 8 weeks of intervention). The authors linked the effects to a reduction in kynurenine, a compound that is produced during the degradation of tryptophan, which can have a negative effect on cognition. LP299V has also been evaluated in students during examination-induced stress, which showed a positive effect on cortisol levels [7].

Two earlier studies in the gut–brain axis area including LPHEAL9 focused on acute stress with measurements on one day [4] or on depressed subjects [5]. To further strengthen the understanding of the gut–brain axis impact of LPHEAL9, an explorative study was performed on healthy subjects with moderate stress who were followed for three months. The aim was to investigate if intake of LPHEAL9 could influence stress, cognition, mood, and quality of sleep. Subjects with moderate stress were included since earlier trials have indicated beneficial effects of probiotics on brain function when the system is challenged with stress [8–10]. To evaluate the mechanisms behind the effects, several blood biomarkers were followed, such as the levels of tryptophan, kynurenine, and different markers for inflammation.

2. Materials and Methods

2.1. Study Design

The study was a randomized, double-blinded, placebo-controlled, and parallel-designed study, carried out at a single site at Atlantia Clinical Trials, Cork, Ireland, between June 2021 and March 2022. It consisted of a screening visit, followed by a 2 week run-in phase and four assessment visits during a 12 week supplementation phase. Eligible subjects were randomized into the study at visit 2, baseline (week 0). Study assessments carried out during the visits included saliva awakening cortisol, analysis of biomarkers in blood samples, cognitive assessment, perceived stress, quality of sleep, and mood assessment. Subjects also answered questions regarding their lifestyle such as diet, exercise, and job on all occasions to determine if there had been some changes during the study time. Apart from the cognition tests that were conducted at baseline and at week 12, all other study assessments as well as safety assessments were carried out at baseline, visit 3 (week 4), visit 4 (week 8), and visit 5 (week 12). Before any study-related procedures, all subjects gave written informed consent, which specifically indicated that participation was voluntary and could be terminated at any time without giving any reason. The study was approved by the Clinical Research Ethics Committee of the Cork Teaching Hospitals, Cork (ECM 4 (ll) 9 March 2021) and registered at Clinical Trials (NCT04931082) before the first participant was included. The study was conducted in accordance with the ethical principles in the Declaration of Helsinki, the International Council for Harmonization, and E6 R2 Guideline for Good Clinical Practice (ICH GCP).

2.2. Study Population

Healthy males and females aged 21 to 50 years with moderate stress were recruited via advertisements, and using a list of previously reported interested subjects. All subjects lived in the area of Cork, Ireland. Interested subjects were asked to fill in the Cohen's Perceived Stress Scale (PSS) and the Hospital Anxiety and Depression Scale (HADS) questionnaires for the assessment of their stress levels. A PSS score between $\geq$14 and $\leq$26, and a HADS score of ≤ 10 for anxiety and depression were required for enrollment. Subjects within these ranges, who fulfilled all inclusion and exclusion criteria, were asked to participate in the clinical study and were scheduled for their inclusion visit (visit 1). Exclusion criteria

included active IBS (according to the Rome IV criteria), any chronic intestinal disease, immunodeficiency disorders or immunosuppressive treatment, any known food allergies or celiac disease, intake of antibiotics within four weeks before the screening visit or any previous psychiatric illness (within five years), consumption of systemic psychotropics, rheumatoid drugs, steroid drugs, regular asthma medications or use of creams containing cortisone within the previous four weeks before the screening visit. Subjects who had been included in any other clinical study with an intake of any investigational product, who were pregnant or had plans to change their current diet and/or exercise regime during the participation of the trial, had any malignant disease or other end-organ diseases that were judged to interfere with the study, or those with a history of heavy caffeine consumption (>400 mg/day) were also excluded. Any intake of antibiotics, and/or intake of other probiotic supplements or other food supplements which could interfere with the study was also prohibited. Subjects were informed that deviating from the study procedures would lead to premature withdrawal.

2.3. Study Product

The subjects were randomly assigned to one of two treatment arms: LPHEAL9 or placebo (1:1). The randomization list was computer-generated with a block size of four by an external statistician. The probiotic treatment arm received one capsule daily consisting of *Lactiplantibacillus plantarum* HEAL9 (LPHEAL9, HEAL9™, DSM 15312) at a dose of 10^{10} CFU (10B CFU) per day, maize starch, maltodextrin (bulking agents), and magnesium stearate (processing and anti-caking aid). The placebo arm received one capsule per day with an identical appearance containing only maize starch and magnesium stearate. Both capsules were white vegetable capsules (hydroxypropyl methylcellulose and titanium dioxide). The study product was packed externally, and specific personnel not involved in the study were responsible for the labeling. Study products were handed out at baseline, week 4, and week 8, with a four-week supply on each occasion. The study was double-blind, and the subjects and personnel involved in the study did not know which product (LPHEAL9 or placebo) was distributed. The subjects were asked to return any unused study product at the next visit, which was used to assess compliance. The subjects were asked to refrain from using supplements and foods containing probiotics, supplements with dietary fiber or known to affect cognition (e.g., Vitamin B12, fish oil, etc.) during their participation in the study.

2.4. Assessment of Stress, Mood, Cognition, and Sleep

Cohen's Perceived Stress Scale (PSS) was used to assess the subjective feelings of stress throughout the study [11]. The PSS is composed of 10 questions on feelings and thoughts during the past month and measures the degree to which situations in one's life are assessed as stressful. The individual scores can range from 0 to 40 with higher scores indicating a higher perceived stress. For cut-off values, levels below 13 are considered as low stress, 14–26 as moderate stress, and 27–40 as high perceived stress [12]. Cohen's PSS was evaluated at all five visits of the study.

For the assessment of mood states, the short form of the Profile of Mood State (POMS) questionnaire was used [13]. It is a psychological rating scale that assesses transient and distinct mood states, based on seven different subscales (Tension–Anxiety, Depression–Dejection, Anger–Hostility, Vigor–Activity, Fatigue–Inertia, and Confusion–Bewilderment, and Friendliness). A higher total score indicates a worse outcome for mood disturbance, whereas a lower score indicates little or no mood disturbance. Both the total score and the different subscales were evaluated at visits 2 through 5 during the study.

The Pittsburg Sleep Quality Index (PSQI) questionnaire assesses sleep quality over a one month period [14]. It is composed of 10 questions, the answers to which provide both a composed score and five different sub-scores (duration of sleep, sleep disturbance, sleep latency, daytime dysfunction, and overall sleep efficiency). Subjects were considered

as having poor sleep quality if the total score was >5 and good sleep quality with a value of ≤ 5, thus lower scores indicate a better sleep quality.

The Competency Assessment (COMPASS) battery of different cognitive assessment tools was used to investigate cognitive performance before and after the intervention. COMPASS was developed by the Brain, Performance, and Nutrition Research Centre, Northumbria University, and is commercially available (https://www.cognitivetesting.co.uk, accessed on 2 August 2023). It has been used extensively to assess the cognitive benefits of dietary supplements, nutritional compounds, and probiotics. Five tests from COMPASS were used in the study. Attention and vigilance were tested using the four choice reaction time test (FCRT) and rapid visual information processing test (RVIP). In both, an increased percentage of correct responses and decreased reaction time indicate an improvement. The FCRT shows arrows on a screen pointing at different locations, and the subjects are requested to indicate the direction of the arrows as fast as possible. The RVIP shows a series of numbers one by one in quick succession and the subjects are requested to indicate whenever they see three odd or even numbers displayed in a row. Working and spatial memory were tested using the numeric working memory test (NWM) and the Computerized Corsi block test. In the NWM test, subjects are shown one number at a time and instructed to memorize the numbers. Once the series is complete the procedure is repeated, including other numbers, subjects indicate whether the number displayed was in the previous list or not. Improvements are measured by increased accuracy and decreased reaction time. The Corsi block test shows subjects nine blue squares on a black background. The squares change to red, black, and blue again in different sequences, and the subjects recall the response by using the cursor to click the squares. This is repeated in up to fifteen levels as long as the participant selects enough correct responses. An improvement is measured as an increase in span score (average of the last 3 correct responses in a row). Short-term memory was assessed with a word recall test. Subjects are shown one word per second and once 15 words are displayed, they are given 60 s to write down as many words as they remember (immediate recall). Improvement is measured as an increase in accuracy. The Paired-Associate Learning test (PAL) from the Cambridge Neuropsychological Test Automated Battery (CANTAB®; Cambridge Cognition, https://cambridgecognition.com, accessed on 2 August 2023) was also included in the study. PAL assesses learning and memory [15]. White boxes are presented on the screen and open in a randomized order. Some of the boxes display a certain pattern, and subjects are requested to learn and remember a specific pattern and where it is located. The number of patterns increases with each level. The test terminates when the subject does not identify the correct patterns within 10 trials. A decrease in errors indicates improvement.

2.5. Awakening Cortisol and Analysis of Biomarkers in Blood

The Cortisol Awakening Response (CAR) is the change in cortisol concentration that occurs in the first hour after waking from a night's sleep [16]. It is different from the rest of the cortisol output during the day and has been related to stress and other psychological symptoms [17]. Cortisol levels were measured in saliva samples collected by passive drooling at T0, T30, T45, and T60 min after waking on the days of the visits at the clinic. The subjects were not allowed to brush or floss their teeth and eat or drink anything until after all samples had been collected. The samples were brought to the clinic and thereafter stored at −80 °C until analysis. Analysis of cortisol was performed with ELISA (High sensitivity salivary cortisol, Salimetrics, State College, PA, USA), according to the manufacturer's instructions.

Blood samples for assessing biomarkers were collected at baseline and after 12 weeks. Serum and plasma were separated by centrifugation for 10 min at 3000 rpm at 4 °C. The samples were thereafter stored at −80 °C until analysis.

The biomarkers assessed were Transforming Growth Factor β 1 (TGF-β1), galectin-3, fractalkine/CX3CL/CX3CL1, brain-derived neurotrophic factor (BDNF), tryptophan, L-kynurenine, and high-sensitivity C-reactive protein (hs-CRP).

ELLA Protein Simple plex (BioTechne, Dublin, Ireland) was used to analyze BDNF (#898072, detection limit 9.4–36,000 pg/mL), fractalkine (#898143, detection limit 56.8–86,710 pg/mL), TGF-β1 (#898477, detection limit 20.8–12,684 pg/mL), and galectin-3 (#898088, detection limit 3.11–4741 pg/mL) in serum.

Plasma levels of tryptophan and L-kynurenine were measured with commercially available ELISA kits (ImmuSmol, Bordeaux, France). The L-kynurenine kit (BA E-2200) had a detection limit of 45.7 ng/mL, and the tryptophan kit (BA E-2700) had a measuring range of 0.73–250 µg/mL. Hs-CRP was measured by the medical service at Skåne University Hospital (University and regional laboratories in Region Skåne, Sweden) using an immune turbidimetric analysis with a detection range between 0.16 and 10 mg/L.

2.6. Safety

Blood samples for safety parameters (clinical biochemistry and hematology) were collected at visit 1 (screening), visit 2 (baseline), and visit 5 (12 weeks). The samples were analyzed by Eurofins Biomnis, Dublin, Ireland. Safety was also assessed via monitoring of adverse events (Aes) and physical examinations. The subjects were also questioned about their medication history during the screening visit and thereafter queried at each visit about the use of any concomitant medications.

2.7. Statistical Methods

As this was a novel exploratory study, there was no pre-existing data to complete an a priori sample size calculation.

The results presented in this paper are for the intention to treat (ITT) population if not otherwise indicated. ITT includes all randomized subjects with at least one reported consumption of any of the products. The per protocol population (PP) includes all randomized subjects with complete data for the primary outcomes, and a minimum of 80% reported compliance in terms of the amount of product consumed with no major protocol deviations. All subjects, who took at least one dose of the study product, were included in the safety population.

All analyses were two-sided at a 5% significance level. However, since it is an exploratory study, some p-values of >0.05 were also reported. For each endpoint, if there was no statistically significant difference(s) at baseline between the two groups, a mixed two-way between–within groups ANOVA was used to determine whether there was a statistically significant change over time in the endpoint between the two groups from baseline (visit 2) to the end of the intervention (visit 5). For some variables, outliers were identified (data that were greater than 1.5 box lengths from the edge of the boxplot) and removed from the analysis. Sensitivity analyses were furthermore conducted using two-way between–within groups ANOVA to determine whether there was a statistically significant change over time in the endpoint between the two groups from baseline (visit 2) to week 4 (visit 3) to week 8 (visit 4) until the end of the intervention (week 12; visit 5). The difference between the groups in terms of change from baseline to each timepoint (week 4, week 8, and week 12) separately was also evaluated using an unpaired t-test. The non-parametric Mann-Whitney U Test was implemented as an alternative to parametric estimates when the assumptions of those methods were in doubt, or when parametric inference was impossible. An analysis of the change from baseline within a group was conducted using paired t-test or the non-parametric test Wilcoxon Signed-Rank test or Friedman's test.

If the data were categorized, McNemar's test was used to determine if there was a statistically significant within-group change in terms of the proportion of subjects in each category from baseline to the end of the intervention, and chi-square analysis was used to evaluate differences between the groups at each time point. All analyses were conducted using the SPSS IBM V 28.0.

3. Results

3.1. Study Population

Three hundred and fifty subjects were screened for eligibility; out of them, 199 did not meet the inclusion criteria and 19 subjects were not able to be included due to other reasons (Figure 1). Thus, 132 subjects were randomized into the study; 66 were allocated to the LPHEAL9 group and 66 were allocated to the placebo intervention group. In the LPHEAL9 group, 65 of the subjects finished the study, while 64 finished in the placebo group (ITT population). The PP population consisted of 113 subjects: 56 subjects in the LPHEAL9 group and 57 in the placebo. The reasons for not being included in the LPHEAL9 PP population were one or several of the following: missed visit window (n = 4), intake of <80% of the study product (n = 2), did not return study product (n = 1), AE (n = 2), and intake of prohibited medication (n = 2). In the placebo group, subjects were excluded from the PP population due to one or several of the following reasons: missed visit window (n = 2), intake of <80% of the study product (n = 1), did not return study product (n = 2), AE (n = 2), pregnancy (n = 1), and intake of prohibited medication (n = 2).


Enrollment
Assessed for eligibility (n=350)
Excluded (n=218)
• Not meeting inclusion criteria (n=199)
• Lost to follow up (n=2)
• Other reasons (n=17)
Randomized (n=132)
Allocation
Allocated to LPHEAL9 (n=66)
• Received allocated intervention (n=66)
• Did not receive allocated intervention (n=0)
Allocated to Placebo (n=66)
• Received allocated intervention (n=66)
• Did not receive allocated intervention (n=0)
Follow-Up
Discontinued intervention (n=1)
• Withdrawn by PI due to poor adherence to study protocol (n=1)
Discontinued intervention (n=2)
• Self-withdrew (n=1)
• Withdrew due to an AE (n=1)
Analysis
Analysed Safety Population (n=66)
Analysed ITT Population (n=65)
• Excluded from analysis (n=1)
Analysed PP Population (n=56)
• Excluded from analysis (n=10)
Analysed Safety Population (n=66)
Analysed ITT Population (n=64)
• Excluded from analysis (n=2)
Analysed PP Population (n=57)
• Excluded from analysis (n=9)

Figure 1. Participant flow chart. Abbreviations: ITT, intention to treat; PP, per protocol; PI, primary investigator.

The ratio between female/male were equal in both LPHEAL9 and placebo groups, 65% vs. 67%. The mean (min–max) age was 35.2 (21–52) years, and the BMI was 26.4 (19–47) kg/m^2 (Table 1).

Table 1. Summary of demographic data at inclusion (mean, range).

	ITT LPHEAL9 (n = 65)	ITT Placebo (n = 64)	PP LPHEAL9 (n = 56)	PP Placebo (n = 57)
Females	65%	67%	66%	67%
Age, year	35.5 (21–52)	34.9 (21–50)	36.0 (21–52)	34.6 (21–50)
BMI, kg/m^2	26.3 (19–40)	26.6 (19–47)	26.6 (20–40)	26.8 (20–47)

No significant differences at inclusion between intervention groups.

3.2. *Perceived Stress and Awakening Cortisol*

Perceived stress reduced significantly in both groups during the intervention period of 12 weeks with no significant difference between the groups (Figure 2, Table S1). The mean reduction in PSS score after 12 weeks of intake was 28.3% in the LPHEAL9 group and 26.6% in the placebo group (p = 0.69 between groups). All subjects had moderate stress at baseline (PSS mean 17.9; min 14; max 26), while 50.8% in the LPHEAL9 group and 48.4% in the placebo group had low stress after 12 weeks of intervention (a PSS below 14; NS difference between groups).


4
8
12
0
-1
-2
-3
-4
-5
-6
PSS (Change from Baseline)
***
***
***
***
***
***
LPHEAL9
Placebo
Time (week)

Figure 2. Perceived stress as measured by Cohen's Perceived Stress Scale (PSS). Both LPHEAL9 and placebo groups experienced a significant decline in PPS from baseline to week 12. Within group difference compared to baseline *** $p < 0.001$ (Wilcoxon Signed-Rank Test).

Stress was also evaluated by measuring the cortisol awakening response. The salivary cortisol levels were measured four times during one hour after the subjects woke up, at baseline, and after 4, 8, and 12 weeks of intervention. The area under the curve (AUC) was determined together with the maximum level (Cmax) for each time point. Both groups displayed significantly lower AUC and Cmax over the intervention period, with the largest

reduction observed at week 12 for the LPHEAL9 group and at week 8 for the placebo group with no significant differences between the groups (Table S1). Normally the cortisol levels increase in the morning, but for about 38% of the subjects, the cortisol level did not increase over 2.5 nmol/L at the baseline measurement (non-responders). Performing the analysis including only the responders did not change the results. Only looking at the first sample taken after the subject woke up (T0-sample) showed that the salivary cortisol level was significantly reduced at week 12 compared with baseline in the LPHEAL9 group ($p = 0.039$) but not in the placebo group ($p = 0.525$).

3.3. Mood and Quality of Sleep

Mood was evaluated by the Profile of Mood States (POMS) questionnaire. The mean total mood disturbance score was 20.5 at baseline for the LPHEAL9 group and 18.4 for the placebo group (NS difference) (Table S2). For both groups, the mean total mood score reduced significantly over time, i.e., showed improved mood, and at week 12, the groups had mean scores of 9.1 and 10.6, respectively ($p = 0.161$ between groups). All seven subscales improved significantly in the LPHEAL9 group after 12 weeks, while in the placebo group, three of the subscales did not change over the course of the study (Confusion–Bewilderment, Depression–Dejection, and Friendliness). For one of the sub scales, Confusion–Bewilderment, there was a trend for benefitting from LPHEAL9 consumption (mean change from baseline to week 12: -1.63) compared to placebo consumption (-0.47, $p = 0.051$). In addition, for two of the mood subscales, Anger–Hostility and Depression–Dejection, there were trends for interaction between time and group, with an overall favor of LPHEAL9 vs. placebo (mixed ANOVA, $p = 0.086$ and $p = 0.088$, respectively). For Anger–Hostility, the score reduced equally in both groups at week 4, but at weeks 8 and 12, a larger decrease in the LPHEAL9 group was observed ($p = 0.072$ between groups at week 8). The scores for Depression–Dejection behaved in a similar way with larger reductions seen at week 8 ($p = 0.079$ between groups) and at week 12 for the LPHEAL9 group.

The quality of sleep was evaluated using the questionnaire Pittsburg Sleep Quality Index (PSQI). The PSQI total score reduced significantly over time in both groups and no difference between the groups was observed (Table S3). The PSQI total score can be divided into good sleep (score ≤ 5) or poor sleep (score > 5). At baseline, 55% of the subjects in the LPHEAL9 group and 61% in the placebo group had poor sleep (NS difference between groups). The percentage of subjects having poor sleep decreased over time, with a tendency of improved sleep in the LPHEAL9 group vs. placebo group. At week 8, the corresponding figures were 28% and 44%, respectively ($p = 0.069$ between groups), and at week 12, 29% and 44%, respectively ($p = 0.087$ between groups) (Chi-square analysis). The subscales of the PSQI showed a significantly improved overall sleep quality only within the LPHEAL9 group ($p = 0.037$), while no difference was seen in the placebo group. There was also a significant improvement in daytime dysfunction within the LPHEAL9 group ($p < 0.001$), and a trend for an improvement in the placebo group ($p = 0.052$).

3.4. Cognition

Six cognition tests were conducted at baseline and after 12 weeks of intervention. For two of these tests, all subjects scored high already at baseline and only minor changes over time were observed (Four Choice Reaction time and Computerised Corsi block; results not presented). For the other four tests, differences between the groups were measured (Table S4).

A significant effect of LPHEAL9 on short-term memory was observed in the word recall test (Figure 3). The mean % accuracy increased significantly in the LPHEAL9 group from 42.8 at baseline to 49.3% after 12 weeks ($p = 0.003$, ITT population). In contrast, the mean % accuracy decreased in the placebo group from 46.35 to 43.65% and a significant difference between the groups was observed ($p < 0.001$) in both the ITT and PP population.


Word recall, accuracy
(change from baseline)
10
8
6
4
2
0
-2
-4
-6
**
***
LPHEAL9
Placebo

Figure 3. Word recall test, mean change (SEM) from baseline to week 12 in accuracy (%). Within-group differences compared to baseline ** $p < 0.01$ (Wilcoxon Signed-Rank Test) and between-group differences *** $p < 0.001$ (mixed two-way between–within groups ANOVA).

Working and spatial memory were tested using the numeric working memory test (NMW). Intake of LPHEAL9 reduced the reaction time from baseline to week 12 compared to intake of placebo ($p = 0.081$ in ITT and $p = 0.049$ in PP, Mann–Whitney U test). A total of 70% of the subjects had an accuracy above 90% at baseline, and after 12 weeks all subjects in both groups had an accuracy above 90% (NS difference).

Attention and vigilance were studied using the rapid visual information processing test (RVIP), where the subjects had to indicate when three odd or even numbers appeared in a row from the numbers appearing in quick succession on the screen. Also, in this test, intake of LPHEAL9 was seen to cause a greater reduction in reaction time compared to placebo ($p = 0.051$ in ITT and 0.039 in PP). There was no difference in accuracy between the groups, but it increased significantly from about 33% at baseline to 41% and 43% in the LPHEAL9 group and placebo group, respectively, at week 12.

In the paired associate learning test (PAL), the total and mean errors to success were evaluated. Following 12 weeks of LPHEAL9 treatment, the total errors decreased significantly compared to baseline for both the ITT ($p = 0.031$) and PP populations ($p = 0.028$), while the total errors did not change significantly over time in the placebo group (Figure 4A). However, the between-group differences were not significant ($p = 0.113$ in ITT and $p = 0.068$ in PP). The mean errors to success decreased significantly, with −0.92 for the LPHEAL9 group ($p = 0.031$) compared to a non-significant increase of 0.44 for the placebo group (Figure 4B). The difference between the LPHEAL9 and placebo groups was significant for both the ITT ($p = 0.048$) and PP population ($p = 0.045$).


A
PAL -Total errors (change from baseline)
2
0
-2
-4
-6
-8
*
LPHEAL9 Placebo
B
PAL - Mean errors to success (change from baseline)
1.5
1
0.5
0
-0.5
-1
-1.5
-2
*
*
LPHEAL9 Placebo

Figure 4. Paired associate learning (PAL): Mean (SEM) change from baseline to week 12 in total errors (**A**) and mean errors to success (**B**). Within-group differences compared to baseline * $p < 0.05$ (Wilcoxon Signed-Rank Test) and between-group differences * $p < 0.05$ (mixed two-way between–within groups ANOVA, outliers removed).

3.5. Blood Biomarkers

Blood biomarkers were analyzed at baseline and after 12 weeks of intervention. The tryptophan metabolism was evaluated by measuring the tryptophan and kynurenine levels. No significant changes were observed for the LPHEAL9 group, while both tryptophan and kynurenine levels increased significantly from baseline to week 12 in the placebo group (Table 2). For tryptophan, the increase over time was significantly higher in the placebo group compared to the LPHEAL9 group. Different inflammation markers were also measured. The CRP level was below the detection limit (0.3 mg/L) for 10% of the subjects. Excluding these subjects, as well as subjects with increased CRP levels (>10 mg/L), indicating an ongoing infection/other non-healthy state, showed that the CRP level did not change over time. Non-significant changes over time were also observed for brain-derived neurotrophic factor and galectin-3 for both groups (Table S5). The pro-inflammatory marker fractalkine increased in the placebo group ($p = 0.09$), while a small decrease was observed in the LPHEAL9 group (54.3 pg/mL vs. −0.78 pg/mL; $p = 0.13$ between groups). The anti-inflammatory marker TGF-β decreased significantly in the placebo group ($p = 0.03$), but the level was unchanged in the LPHEAL9 group ($p = 0.176$ between groups).

Table 2. Kynurenine and tryptophan levels in plasma at baseline, week 12, and change over time in the ITT population (median, range). LPHEAL9 ($n = 64$); placebo ($n = 62$).

	Baseline	12 Weeks	Change	*p*-Value #
Kynurenine (ng/mL)				
LPHEAL9	439.8 (210.3–1276)	450.8 (187.7–1295)	−3.9 (−603.3–413.4)	
Placebo	438.1 (176.7–1695)	497.5 (213.7–1173)	32.0 (−521.2–397.8) *	0.234
Tryptophan (µg/mL)				
LPHEAL9	9.80 (4.81–16.08)	10.11 (4.84–16.35)	−0.67 (−8.90–9.36)	
Placebo	9.90 (4.84–19.53)	11.53 (4.75–20.39)	2.31 (−11.92–12.06) ***	0.003

Between-group differences: independent samples from Mann–Whitney U Test. * $p < 0.05$; *** $p < 0.001$. Within-group: Wilcoxon Signed-Rank Test.

3.6. Intake of Study Product and Safety

Compliance was overall good in the study and in the ITT population; the mean intake of the LPHEAL9 product was 98.5%, while the mean intake was 99.0% for the placebo product during the 12 week intervention period.

Thirty-nine adverse events were reported during the study, 20 in the LPHEAL9 group and 19 in the placebo group. Two adverse events were possibly related to the intake

of LPHEAL9, and they were mild in intensity (a non-pathological increase in alanine aminotransferase levels). Thus, intake of LPHEAL9 was found to be safe and well tolerated.

4. Discussion

The present exploratory study was conducted to gain insight into the effect of LPHEAL9 on the gut–brain axis. Measurements of stress, cognition, mood, and sleep were investigated after intake of LPHEAL9 or placebo for 12 weeks. The primary findings in this study indicated a positive impact on cognitive performance, especially memory functions, after intake of LPHEAL9 compared to placebo. These results may be connected to the improvements over time seen by LPHEAL9 in sleep quality, overall mood, and awakening cortisol.

Perceived stress (PSS) was reduced significantly in both the LPHEAL9 and the placebo groups, with no difference between the groups. Thus, a large placebo effect on subjects with moderate stress was seen. This observation aligns with a study testing *L plantarum* DR7 in a similar population [9]. However, the administration of *L. paracasei* Lpc-37 to subjects with chronic stress was found to significantly decrease PSS in the probiotic group compared to the placebo group in another study [18]. Some earlier studies also indicate a significant decrease in stress levels after intake of probiotics in subjects with low stress. Messaouidi et al. [19] observed a significant difference in PSS in a subgroup with the lowest urinary free cortisol levels at baseline after intake of *L. helveticus* R0052 and *B. longum* R0175 in comparison to placebo. In an earlier study on LPHEAL9, lower levels of cortisol were seen after the Trier Social Stress Test (TSST) in the LPHEAL9 group compared to the placebo group. These results were even more pronounced in a subgroup that did not have chronic stress on the day of performing the TSST [4]. In the current study, a significant reduction in the awakening cortisol level over time was observed in both groups, while the cortisol level directly after awakening (T0) significantly decreased only in the LPHEAL9 group at week 12.

The connection between stress and sleep has been known for a long time. One of the causes of this connection is the "fight or flight" response arising from stressful situations. This leads to increased heart rate and blood pressure, as well as increased levels of cortisol and adrenaline, responses that greatly affect sleep quality and duration of sleep [20]. Several studies have investigated the impact of sleep on different lactobacilli strains. A randomized and placebo-controlled study in healthy but stressed students found that intake of *L. plantarum* JYLP-326 was able to relieve symptoms of anxiety, depression, and insomnia after three weeks of consumption [21]. Similarly, *L. casei* Shirota was found to improve sleep quality in terms of sleepiness when rising and sleep length in healthy but stressed adults [22]. However, a probiotic mixture given to 38 healthy volunteers for six weeks did not show a significant difference in sleep between the probiotic and placebo groups measured using PSQI [23]. Like the present study, they did find improvements within the probiotic group in both sleep and mood. In the present study, both groups were found to have significantly improved PSQI, while two of the sub-scores significantly improved only within the LPHEAL9 group. The significantly improved results in overall sleep quality, as well as in daytime dysfunction, may be connected to the significantly decreased immediate awakening cortisol (T0) level found only in the LPHEAL9 group at week 12 compared to baseline. The overall improved sleep in both groups could be connected to the significantly decreased levels of perceived stress, which were similar for both groups over the course of the study.

Mood is defined as a transient state of mind, and one of the most common methods used to measure it is the POMS questionnaire. Apart from the overall score obtained from this test, there are six pre-defined sub-scores (Anger–Hostility, Confusion–Bewilderment, Depression–Dejection, Fatigue–Inertia, Tension–Anxiety, Vigor–Activity, and Friendliness). In the current study, all the sub-scores were significantly improved within the LPHEAL9 group from baseline to week 12. The placebo group reported minor but still significant changes within four of the six sub-scores. For three of the sub-scores, there was a trend for a difference in favor of LPHEAL9 compared to placebo, namely Anger–Hostility, Depression–

Dejection, and Confusion–Bewilderment. Similar results were obtained in a study with a probiotic blend given to healthy individuals, where significant within-group differences were observed only for the above-mentioned sub-scores related to the "negative" subscales of mood [23]. Another study investigating the impact of a dual-strain probiotic on healthy subjects with a non-pathological mood disturbance showed a close to significant improvement in the overall POMS level, as well as within-group improvements in the negative aspects of mood only for the probiotic group [24]. Decreased levels of the negative subscales of POMS are interpreted as an improved mood.

In the present study, the subjects were challenged using cognition tests before and after treatment. Generally, many cognition tests are used to evaluate if the subject has cognitive impairment, but in a study with healthy and relatively young subjects, as in the present case, it may not be surprising that some cognition tests were too easy (four choice reaction time and Corsi blocks). But the more difficult tests (numeric working memory, rapid visual information processing, paired associate learning, and word recall) were found to be applicable to evaluate differences due to treatment. One of the most significant results in the present study is that intake of LPHEAL9 improved working memory compared to the placebo group in the word recall test. The effect of LPHEAL9 on working memory agrees with a similar study that tested the effect of *L. plantarum* DR7 on subjects with moderate stress for 12 weeks [9], and a study investigating the intake of a probiotic mixture showing an increased stress-induced working memory in the probiotic group but not in the placebo group [10]. A positive effect on memory after consumption of LPHEAL9 was also seen in the numeric working memory test, where there was a significantly larger reduction in the reaction time for the LPHEAL9 group compared to the placebo group. Learning and visuospatial memory were studied in the paired associate learning test, where LPHEAL9 treatment caused a significant reduction in the mean errors to success compared to the placebo group. A trend for a difference in total errors was also observed in the PP population ($p = 0.068$, between groups) in favor of LPHEAL9, which agrees with an earlier study that observed a larger reduction in PAL total errors after intake of *Bifidobacterium longum* 1714 compared to placebo [8].

Different mechanisms can explain the effects of LPHEAL9 on cognition. It is known that LPHEAL9 survives the passage through the gastrointestinal tract [25–27] and has the ability to adhere to human mucosa cells that is dependent on a mannose-binding mechanism [28,29]. Thus, LPHEAL9 has the possibility to affect factors that influence cognition.

The cognitive function can be influenced by components derived from the metabolism of tryptophan such as kynurenine, as shown in a study with *L. plantarum* 299v, where intake of this probiotic strain decreased kynurenine levels and improved cognitive function in subjects with depression [6]. However, in the present study on subjects with moderate stress, no changes in the tryptophan and kynurenine levels were found in the LPHEAL9 group, while both parameters increased significantly in the placebo group. The increase in tryptophan level was significantly higher in the placebo group compared to the LPHEAL9 group. In agreement with these results, an earlier 8-week study with *L. casei* Shirota YIT 9029 or placebo administered to fifty-one healthy medical students under academic examination stress showed a significant increase in tryptophan from baseline to one day before the exam in the placebo group compared to the probiotic group ($p < 0.05$). Likewise, the kynurenine value also increased at the same time ($p = 0.07$), while no significant changes were observed in the probiotic group [30]. It is difficult to explain the results of increased levels in the placebo group, while no differences were detected in the probiotic group, but one factor that may lower the tryptophan and kynurenine levels in plasma could be that gut bacteria metabolize tryptophan into indole and indolic compounds [31]. Indoles have several health benefits and can enhance barrier function, regulate intestinal immune tolerance, and act as neuroprotective compounds [31]. The potential ability of LPHEAL9 to metabolize tryptophan to indoles is currently unknown, but other lactobacilli strains have been shown to carry this capability [31,32]. In the paper by Kato-Kataoka et al. [30], it was

suggested that the lower tryptophan levels in the probiotic group could have been caused by enhanced serotonin biosynthesis.

In the present study, the biomarker brain-derived neurotrophic factor (BDNF) was measured. BDNF is important for the survivability and growth of neurons and thus affects learning and memory [33]. It has been shown that intake of two *Bifidobacterium* strains for 12 weeks by older adults ($\geq$65 years) increased the BDNF level significantly compared to placebo [34]. However, no change over time in BDNF after intake of LPHEAL9 was found in the moderately stressed subjects, aged 21 to 52 years, included in the present study. Previous studies including relatively young subjects support the present results of no differences in BDNF [35–37].

Elevated stress has been connected to increased pro-inflammatory properties; therefore, three pro-inflammatory markers were used in this study. Galectin-3 has been shown to be involved in different diseases associated with chronic inflammation, cancer, and type 2 diabetes [38]. To our knowledge, the effect of probiotics on galectin-3 in moderately stressed subjects has not been studied previously. No clear results for this biomarker were found in the present study, probably due to the subjects included being healthy with normal levels of galectin-3 at baseline. The same theory can be applied to CRP, where no changes were observed over time. Fractalkine is another pro-inflammatory marker that is prominent in the intestinal epithelium [39]. It is produced in response to different inflammatory stimuli and has been shown to be involved in conditions such as atherosclerosis, cancer, rheumatoid arthritis, and IBD [40]. In an earlier study on LPHEAL9, the level of fractalkine was significantly lower in the LPHEAL9 group compared to the placebo group after an acute stress test (TSST) [4]. In the present study, there was a trend for a similar result, with a higher fractalkine level found in the placebo group ($p = 0.085$), while the fractalkine level remained unchanged in the LPHEAL9 group ($p = 0.883$) after 12 weeks of intervention compared to the baseline ($p = 0.133$ between groups). In the present study, the results may have been influenced by the stressful situation of facing a cognition test, since the blood sample for fractalkine analysis was taken just before the initiation of these tests. The anti-inflammatory marker TGF-β was also measured, and comparable to the results of the pro-inflammatory marker fractalkine, a change in TGF-β was seen in the placebo group ($p = 0.027$), while no change over time was observed in the LPHEAL9 group. The more stable inflammatory status in the probiotic group compared to the placebo group may be one underlying mechanism of the observed positive effect of LPHEAL9 on cognition.

Different gastrointestinal metabolites, such as short-chain fatty acids, branched-chain amino acids (BCAA), and peptidoglycans, can also affect the gut–brain axis [41]. It is not known how LPHEAL9 influences the different metabolites. However, a recent publication showed that intake of LPHEAL9 together with *L. paracasei* 8700:2 for six months by children with celiac disease autoimmunity affected the fecal metabolome, significantly decreasing the BCAA threonine level and increasing the 4-hydroxyphenylacetate level compared to the placebo group [42].

This study has some limitations. As this was an exploratory trial without any pre-existing data as a basis for power calculations, the study was underpowered for some variables, which restricted the interpretation of the data. Furthermore, a fecal microbiota analysis could have added data for a suggestive mechanism of the actions behind the observed effects of LPHEAL9. A final limitation of this study was that placebo effects were observed for several variables. However, this may be difficult to overcome when evaluating subjective measurements in healthy and fairly young individuals and when the baseline scores for some of the endpoints were near normal, making it difficult to demonstrate an improvement. In future studies, measurements less influenced by a placebo response should preferably be selected, for example, by including additional performance challenges.

5. Conclusions

The present study was designed to evaluate the effect of the probiotic bacteria *Lactiplantibacillus plantarum* HEAL9 on moderately stressed but otherwise healthy individuals.

Several different endpoints were included in the study, and the results showed that intake of LPHEAL9 for 12 weeks had a positive and significant impact on cognition. More specifically, the study showed a significant improvement in learning and working memory after the consumption of LPHEAL9 compared to placebo, potentially by ameliorating aspects of mood and improving sleep. These effects may be linked to the stabilization of inflammatory biomarkers and to a significantly lower awakening level of cortisol in the probiotic group compared to the baseline.

Supplementary Materials: The following supporting information can be downloaded at: https://www.mdpi.com/article/10.3390/nu15153466/s1, Table S1: Perceived stress scale (PSS) and awakening cortisol (AUC and Cmax, mmol/L) at baseline, week 4, 8, and 12 in the ITT population; Table S2: Profile of mood scores (POMS) at baseline, week 12 and change over time in the ITT population; Table S3: Quality of sleep (PSQI) at baseline, week 12 and change over time in the ITT population; Table S4: Cognition tests at baseline, week 12, and change over time in the ITT population; Table S5: Inflammation markers in serum at baseline, week 12, and change over time in the ITT population.

Author Contributions: Conceptualization, G.Ö., C.M. and N.L.; methodology, G.Ö., C.M., and M.H.; writing—original draft preparation, G.Ö.; writing—review and editing, G.Ö., C.M., M.H. and N.L. All authors have read and agreed to the published version of the manuscript.

Funding: This work was funded by Probi AB, Lund, Sweden.

Institutional Review Board Statement: The study was conducted in accordance with the Declaration of Helsinki and approved by the Ethics Committee of the Cork Teaching Hospitals, Cork (ECM 4 (ll) 9 March 2021).

Informed Consent Statement: Informed consent was obtained from all subjects involved in the study.

Data Availability Statement: The data presented in this study are available upon request from the corresponding author.

Acknowledgments: We wish to acknowledge Atlantia clinical trials, Cork, Ireland, for their contribution to the study and Ted Dinan, medical director at Atlantia clinical trials, for his scientific advice. We would also like to acknowledge Christina Vegge, Probi AB, for reviewing the manuscript and Birgitte Ekholm, Lund University, Sweden, for the technical assistance in the analysis of the inflammatory markers.

Conflicts of Interest: G.Ö., C.M., and N.L. are employed by Probi AB, which is an international B2B company focused exclusively on developing, producing, and delivering clinically proven probiotics. M.H. has declared no conflicts of interest.

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Brain-Skin Connection: Stress, Inflammation and Skin Aging

Ying Chen* and John Lyga

Global R&D, Avon Products. 1 Avon Place, Suffern, NY 10901, USA

Abstract: The intricate relationship between stress and skin conditions has been documented since ancient times. Recent clinical observations also link psychological stress to the onset or aggravation of multiple skin diseases. However, the exact underlying mechanisms have only been studied and partially revealed in the past 20 years or so. In this review, the authors will discuss the recent discoveries in the field of "Brain-Skin Connection", summarizing findings from the overlapping fields of psychology, endocrinology, skin neurobiology, skin inflammation, immunology, and pharmacology.

Keywords: Inflammation, skin aging, stress response.

INTRODUCTION

Psychological stress arises when people are under mental, physical, or emotional pressure. It arises when the individual perceives that the pressure exceeds his adaptive power. It is perceived by the brain and stress hormones such as corticotropin-releasing hormone (CRH), glucocorticoids, and epinephrine are released. This triggers a wide range of physiological and behavior changes and responses that try to adapt the body to the stress [1]. However, if the stress responses are inadequate or excess, they may trigger adverse physiological events [2]. It has been shown that stress can trigger and/or exacerbate multiple conditions, including cardiovascular disease [3, 4], migraine [5], multiple sclerosis [6], epileptic seizures [7], and neurodegeneration [8].

Recent research has confirmed skin both as an immediate stress perceiver and as a target of stress responses. As the largest organ of the body, skin plays important barrier and immune functions, maintaining homeostasis between external environment and internal tissues. It is composed of two major layers: epidermis and dermis. The epidermis is a continuously renewing layer where basal proliferating keratinocytes gradually differentiate, move up and eventually slough off the surface. The outermost layer of the skin epidermis, the stratum corneum (SC), is composed of dead and flattened corneocytes embedded in a matrix of lipids. Corneocytes contain numerous keratin filaments bound to a peripheral cornified envelope composed of cross-linked proteins. While the flattening of the secreted lipids vesicles form intercellular lamellar disks, which then disperse and join together to form multiple, continuous membrane sheets [9, 10]. The dermis is composed of fibroblasts and extracellular matrix which provides elasticity and tensile strength [11].

In this review, we will summarize the recent findings on how brain and skin communicate with each other, how the skin reacts to the stress by activating the endocrine and immune systems, and the negative impact of chronic stress on skin health.

*Address correspondence to this author at the Global R&D, Avon Products. 1 Avon Place, Suffern, NY 10901, USA; Tel: 845-369-2522; Fax: 845-369-2405; E-mail: ying.chen@avon.com

STRESS MEDIATORS AND EFFECTOR CELLS

Skin is the primary sensing organ for external stressors, including heat, cold, pain, and mechanical tension. Three classes of receptors (thermoreceptors for heat and cold, nociceptor for pain and mechanoreceptors for mechanical changes) are responsible for transmitting the outside signals to the spinal cord, and then to the brain [12]. The cutaneous sensory fibers also convey changes in temperature, pH, and inflammatory mediators to the central nervous system (CNS). The nerve terminals are often associated with receptors indicating close interaction [13]. The brain responds to these signals, which in turn influence the stress responses in the skin.

Skin and its appendages are not only targets of key stress mediators, they are also a local source for these factors which induce various immune and inflammation responses. In this section we will discuss key players in mediating the stress response from both the central nervous system as well as the resident skin cells.

Central HPA Axis

Stress conditions exert their effects to skin mainly through the hypothalamic-pituitary-adrenal (HPA) axis. Upon sensing stress, neurons in the hypothalamus secrete corticotropin-releasing hormone (CRH), which is transported to the pituitary gland, where it binds to the CRH receptor type-1 (CRH-R1) and stimulates the secretion of proopiomelanocortin (POMC)-derived neuropeptides, including α - melanocyte stimulating hormone (α-MSH), β-endorphin, and adrenocorticotropin (ACTH). In turn, ACTH travels to the outer layer of adrenal cortex through the bloodstream, binds to the MC2 receptors (MC2-R), and stimulates production of glucocorticoids (GC) including cortisol and corticosterone. Cortisol is the primary stress hormone in human that regulates a wide range of stress responses [14]. Cortisol works by binding to the glucocorticoids receptor (GR), which undergoes conformation change, dissociates from the heat shock protein binding complex, translocates to the nucleus, and affects gene expression through binding domains on gene promoter regions or direct interactions with

2212-4055/14 $58.00+.00

transcription factors like Activating Protein 1 (AP-1) and nuclear factor-κB (NF-κB) [15, 16].

Normally cortisol levels undergo daily oscillation regulated by the internal circadian clock system, with peak level at early morning and lowest point around midnight [17, 18]. Stress can significantly disrupt cortisol level and oscillation curve. It was shown that in mice under restraint stress, there is diurnal dysregulation of HPA-axis activation resulting in a 4-fold increase in plasma corticosterone [19]. Under stress conditions, significantly up-regulated cortisol can have a major impact on the immune system (mainly being immunosuppressive), including antigen presentation, lymphocyte proliferation and traffic, secretion of cytokines and antibodies, and shift of the T helper (Th)1 towards Th2 responses [20].

Skin Peripheral HPA Axis

The skin also developed a fully functional peripheral HPA system where CRH, ACTH, and their receptors are produced in skin cells [21, 22]. CRH is produced by epidermal and hair follicle keratinocytes, melanocytes, sebocytes, and mast cells upon stress, including immune cytokines, UV irradiation, and cutaneous pathology [23, 24]. In human, CRH receptor (CRH-R) 1 was expressed in all major cellular populations of epidermis, dermis, and subcutis layers, while CRH-R2 was only expressed in hair follicle keratinocytes and papilla fibroblasts [25, 26]. Human melanocytes and dermal fibroblasts respond to CRH signaling *via* the cAMP pathway, leading to ACTH and corticosterone production [27, 28]. ACTH has also been detected in keratinocytes, Langerhan cells, monocytes, and macrophages [29].

The function of CRH in skin is very diverse and cell-type specific. In epidermal keratinocytes, CRH inhibits proliferation by arresting cells at the G0/1 cycle, and induces differentiation by calcium influx and AP-1 transcription pathway [30, 31]. MAPK pathway and VEGF down-regulation was proposed to be a possible mechanism [32]. In dermal fibroblasts and melanocytes CRH acts as growth factor stimulating proliferation. It also inhibits apoptosis in the same cells induced by starvation stress [33]. In mast cells, CRH induces degranulation and increases vascular permeability, demonstrating pro-inflammatory functions [34]. It also leads to selective secretion of vascular endothelial growth factor (VEGF) to promote angiogenesis [35]. In keratinocytes, it stimulates the pro-inflammatory IL6 production [36]. However, in melanocytes CRH inhibits NF-κB signaling, possibly to self-inhibit the inflammation response [37]. In a human sebocyte model, CRH stimulates lipid production through up-regulation of key lipogenesis enzymes [38].

ACTH stimulates IL-18 production in skin keratinocytes. IL-18 is a pro-inflammatory cytokine that enhances T-cell activity and promotes T helper type 2 (Th2) cytokines production [39]. Since CRH down-regulates IL-18 in keratinocytes [40], IL-18 may participate in the negative feedback loop to regulate HPA axis activity. In melanocytes ACTH stimulates proliferation and melanogenesis with a similar effect of α-MSH [41, 42]. Endogenous ACTH can stimulate hair growth in mouse model [43]. In sebocytes, ACTH can work through the MC5R receptor and induce sebocytes differentiation [44].

SAM Axis

Stress also induces the release of catecholamines through the sympathetic- adrenal medullary (SAM) axes. The inner layer of the adrenal medulla releases epinephrine (adrenaline) and norepinephrine (nonadrenaline) upon activation by stress. They are the critical components of the "fight or flight response": acceleration of heart rate and respiration, constriction of blood vessels except in the muscles, increased perspiration, and dilation of pupil. Epinephrine acts by binding to a variety of adrenergic receptors, leading to decreased skin blood flow, and altered immune and inflammation functions, including lymphocyte trafficking, circulation, proliferation, and cytokine production [45-47]. In monocytes and dendritic cells, adrenergic signaling can inhibit IL-12 production *via* increasing cAMP, thus blunting TH1 response and promoting TH2 differentiation [48]. It also has an impact on the production of various cytokines in dendritic cells [49].

The skin also holds a peripheral catecholamine system where epinephrine is synthesized in keratinocytes while the adrenergic receptors are present in both epidermal keratinocytes and melanocytes [50]. In keratinocytes, after epinephrine activates the β2-adrenoceptor, it induces a major increase in cAMP, which in turn increases calcium concentration through protein kinase C (PKC) activation [51, 52]. Since calcium level can regulate both epidermal proliferation and differentiation, it is possible that epinephrine can affect epidermal health. In melanocytes, the epinepherine produced by surrounding keratinocytes can promote melanogenesis [53]. Fibroblasts functions are also impacted by epinephrine, including migration and collagen production, both being important steps in wound healing [54]. For a detailed review of epinephrine's effect on wound healing, please refer to the third section.

Neurotrophins, Substance P, and Prolactin

The skin is highly innervated so peripheral nerves can also impact skin health through secreted factors like neuropeptides (ex: substance P or SP) and neurotrophins (NT). They serve as local stress responders that mediate neurogenic inflammation [55]. NGF contributes to stress-induced cutaneous hyperinnervation and affects all hallmarks of allergic inflammation and cutaneous stress responsiveness upstream of SP [56].

NGF (Nerve growth factor) is one of four NT family members. It binds to the high affinity tyrosine kinase receptor (TrkA, TrkB, and TrkC) and low affinity p75 NT receptor, and promotes neurogenic inflammation by stimulating cytokine releases from skin mast cells [57]. In keratinocytes NGF promotes proliferation and protects cells from UV-induced apoptosis [58-60]. In fibroblasts, NGF induces proliferation, migration and differentiation into myofibroblasts, which could play a vital role in cutaneous wound healing [61]. In melanocytes, NGF receptors are induced by UV irradiation and they can induce migration and dendricity [62, 63]. In a stress-induced hair loss mouse model, sonic stress induced rapid increase of NGF and p75

Table 1. Major Stress Mediators in Skin

Stress Mediator	Source	Effector Cell	Functions in Skin
CRH	Hypothalamus; Skin keratinocytes, sebacytes, and mast cells	CRH-R1 is expressed in epidermis, dermis and subcutis layer; CRH-R2 is expressed in in hair follicle keratinocytes and papilla fibroblasts	Stimulation of downstream ACTH and cortisol production; Proliferation, differentiation, apoptosis, inflammation, and angiogenesis.
ACTH	Pituitary gland; Skin melanocytes, epidermal and hair follicle keratinocytes and dermal fibroblasts; Langerhan cells, monocytes, and macrophages	MC2-R is expressed in skin melanocytes, hair follicles, epidermal keratinocytes, sebaceous and eccrine glands, as well as dermal fibroblasts, sebaceous and eccrine glands, muscle and dermal blood vessels	Stimulation of cortisol and cortocosterone production; Melanogenesis, cytokine production, cell proliferation, dendritic formation, hair growth, immune and inflammation regulation.
Cortisol	Adrenal cortex; Skin hair follicles, melanocytes, and fibroblasts	glucocorticoids receptor (GR) is ubiquitous expressed in all skin cells	Major impact on the immune and inflammation system; Cell proliferation and survival *via* the PI3K/Akt pathway; Hair follicle proliferation and differentiation; Epidermal barrier formation.
Neurotrophins	Central nervous system; Skin sympathetic neurons, mast cells, T-cells and B-cells, keratinocytes, fibroblasts, and melanocytes	Two receptors TrK and p75 are expressed in mast cells, immune cells, keratinocytes, fibroblasts and melanocytes	Promote skin innervations; Promote survival and differentiation of mast cells, and modify inflammatory cytokines expressions; Promote proliferation of keratinocytes; Important for melanocytes migration, viability and differentiation and protect them from oxidative stress and apoptosis; Promote fibroblast differentiation and migration, and possibly contraction and MMP secretion.
Substance P	Sensory nerve fibers	Mast cells, macrophages, T-cells	Cytokine release to induce inflammation, activate mast cells, and induce lymphocyte proliferation Induce vascular permeability.
Prolactin	Pituitary gland; Skin hair follicle and epidermal keratinocytes, fibroblasts, adipocytes, sweat glands, and sebaceous glands	Prolactin receptor (PRLR) is ubiquitous expressed except in fibroblasts	Autocrine hair growth modulator by promoting catagen (hair regression); Stimulate keratinocytes growth and keratin production in keratinocytes; Sebum production in sebaceous glands; Immuno-modulation.
Catecholamines (epinephrine and norepinephrine)	Adrenal medulla; Skin nerve fibers, keratinocytes	adrenergic receptors are expressed by natural killer cells, monocytes, and T cells, keratinocytes and melanocytes	Regulate keratinocytes proliferation, differentiation, and migration; Promote melanogenesis in melanocytes; Decrease fibroblasts migration and collagen secretion and impair wound healing; Suppress IL-12 in dendritic cells leading to blunted Th1 and increased Th2 differentiation; Important for lymphocyte trafficking, circulation, proliferation, and cytokine production.

NTR, which in turn significantly increased the number of Substance P-positive sensory neurons, and eventually caused premature hair growth termination [64].

Substance P (SP) is a stress-related pro-inflammatory neuropeptide which is released from cutaneous peripheral nerve terminals. During repeated sonic stress, SP+ nerve fibers are significantly increased [64]. It is the key mediator in connecting the brain to the hair follicle by stimulating mast cells degranulation and increasing macrophage infiltration. SP receptor antagonist can indeed normalize stress-induced phenotypes [65]. Substance P participates in the effect of CRH on mast cell degranulation during stress, an important process in neuroinflammation [66]. It also induces neutrophil and inflammatory cell infiltrates [67]. SP can induce a variety of cytokines release from monocytes


Hypothalamus: secrete CRH
Pituitary gland: secrete POMC peptides including ACTH
Adrenal gland: secrete GC and catecholamines
Brain
Adrenal Gland
Brain: also secrete NTs, SP, prolactin
Skin
Skin Peripheral Stress Response
Sebaceous gland: produce CRH and prolactin
Skin nerve endings: secrete SP and catecholamines
Blood vessels: supply systematic mediators and
Hair follicle: possess fully
Epidermal keratinocytes and melanocytes: secrete CRH, ACTH, NTs, prolactin, and catecholamines
Dermal fibroblasts: secrete ACTH, cortisol, NTs, and prolactin
Mast cells: secrete CRH; possess receptors for CRH, cortisol, NTs, SP, and prolactin

Fig. (1). Central stress response and skin peripheral stress response.

and T-cells, including IL-1, IL-6, and IL-12, leading to T-cell proliferation and inflammation [68, 69]. Very interestingly, SP can increase the virulence of multiple skin microflora by increasing caspase and altering the actin cytoskeleton. This could be another mechanism contributing to its role in neurogenic inflammation [70].

Prolactin is the hormone best known for its function in lactation and reproduction. It also has a global effect on body weight and adipose tissue [71, 72]. It is also immediately induced by psychological stress [73]. Recent research has revealed its function and implication in the brain-skin connection [74]. Prolactin stimulates keratinocytes proliferation and regulates keratin expression in keratinocytes [75, 76]. It stimulates sebum production in sebaceous glands [77]. In human monocytes/macrophages, prolactin stimulates heme oxygenase-1 production and VEGF production, contributing to angiogenesis [78]. Prolactin was proposed to have immunoprotection functions during stress because it can antagonize glucocorticoids function and maintain survival and function of T lymphocytes and macrophages [79, 80].

Mast Cells

Skin mast cells have emerged as a central player of the skin stress responses. It was proposed as the "central switchboards" of neurogenic inflammation [81]. In skin they

are located near SP+ nerve endings and blood vessels, where they are the first-line defense of the innate immune system. All the major stress pathways discussed above can affect various aspects of mast cell functions, including survival, activation, and downstream effectors secretion (See above for details). These include various vasodilatory and proinflammatory mediators, ex: histamine, VEGF, cytokines, nitric oxide (NO), and proteases. In turn, they serve as central players in the skin neurogenic immune response activated by stress.

SKIN NEUROGENIC INFLAMMATION DURING STRESS RESPONSES

Stress is known to affect various diseases and conditions, for example, asthma, arthritis, migraines, and multiple sclerosis [82-85]. Specifically in skin, multiple neuroinflammatory conditions can be triggered or aggravated by stress, such as: psoriasis, atopic dermatitis, acne, contact dermatitis [86, 87], alopecia areata [88-91], itch or Pruritus [92], and erythema. This section will only focus on several skin conditions.

Psoriasis

Psoriasis is a chronic skin inflammatory disease, affecting about 2% of populations worldwide. It is characterized by overproliferation of keratinocytes and inflammation, which lead to epidermal hyperplasia, a hallmark of lesional psoriatic skin. The psoriatic plaques are most seen over the elbows, knees and scalp. Other pathological signatures include dysregulated angiogenesis, skin infiltrating T lymphocyte, and expression of proinflammatory T helper (Th) 1 cytokines [93-95]. Although recent research has revealed parts of the pathogenesis and the intricate crosstalk between nerves, immune system, endocrine system, and skin cells, there is still no cure for psoriasis.

Stress is both a consequence of living with psoriasis, and a cause for psoriasis exacerbation [96, 97]. The pro-inflammatory cytokines that are highly expressed in psoriasis are potent activators of the HPA axis. This could lead to a vicious cycle and amplify the negative effects [98]. Stress leads to a hyporesponsive central HPA axis with blunted cortisol response and upregulation of inflammatory cytokines [99, 100]. In psoriasis stress also has an impact on the skin peripheral HPA axis, and the SAM axis. However, the exact role and mechanism still need to be elucidated by further research due to conflicting data from different research groups [101].

The role of NGF and substance P in psoriasis has been extensively studied. It was discovered that psoriatic tissues express high levels of NGF compared to the controls [102, 103]. NGF can contribute to keratinocytes proliferation [58, 59] and mast cell activation [57, 104], both being early events of psoriatic lesion formation. NGF also contributes to inflammation, by activating T lymphocytes [105] and inducing chemokine expression from keratinocytes [106]. The critical role of NGF in psoriasis development is further confirmed when blocker of TrkA, the high affinity NGF receptor, can significantly improve transplanted psoriatic plaques in a mouse model [107]. Substance P and SP-positive cutaneous sensory nerves are both increased in psoriasis skin [108, 109]. This could be downstream of NGF signaling since NGF and its receptors play a crucial role in regulating innervation and upregulating neuropeptides [110]. In fact, cutaneous denervation can improve inflammation and reduce T-cell numbers, which is prevented by restoration of SP signaling [111].

It was recently discovered that in keratinocytes prolactin enhances interferon-gamma-induced production of (C-X-C motif) ligand 9 (CXCL9), CXCL10, and CXCL11. Thus prolactin may promote type 1 T cell infiltration into psoriatic lesions *via* these chemokines [112]. It can also stimulate keratinocytes proliferation [75], potentially promoting the development of psoriatic plaques.

Acne

Acne vulgaris (or simply acne) is a very common skin disease affecting a majority of the population at some point in their life. It affects skin with the densest population of sebaceous follicles, including the face, the upper part of the chest, and the back. Acne pathogenesis is characterized by increased colonization of P. acne anaerobic bacteria, increased sebum production from the sebaceous glands, inflammation, and hyper-keratinization [113].

Stress has long been suspected to induce acne flares by clinical experiences and anecdotal observations [114, 115], but it was only confirmed 10 years ago by a well controlled study. In a student examination stress study, increased acne severity is significantly associated with stress levels [116].

The role of skin peripheral HPA axis has been studied in the pathogenesis of acne. CRH and its receptors have been detected on sebocytes [23, 38]. It was shown that CRH promotes lipogenesis in sebocytes through up-regulation of a key enzyme [38]. In addition, it induces cytokines (IL-6 and IL-11) productions in keratinocytes [36], contributing to inflammation. ACTH and α-MSH also contribute to sebum production and possibly worsen the acne phenotype [117, 118]. The role of neuropeptide, specifically substance P in ance has been studied extensively [119]. Facial skin from acne patients show marked increase of SP-positive nerve fibers around the sebaceous glands and around acne lesions [120]. SP can promote both proliferation and differentiation of sebaceous glands [121]. SP induces gene expression of PPAR-γ, which plays a unique role in stimulating sebocyte lipogenesis. It also stimulates various pro-inflammatory cytokines release from sebocytes, including IL-1, IL-6, and TNF-α [122]. In addition, SP can activate mast cells, adding another player to the neurogenic inflammation [66].

Atopic Dermatitis

Atopic dermatitis or AD, is a chronic and relapsing inflammatory skin disease often associated with eczema and itch [123]. A complex interaction of genetic, environmental, and immunological factors is manifested in AD. Skin barrier function defect is a key feature of AD because null mutations in the filaggrin gene are an important predisposing factor for AD. Filaggrin protein is essential for the final cell compacting process to form the terminally differentiated stratum corneum [124-126]. Environmental factors such as allergens or microbial organisms are critical triggers or complications in the disease [127]. And Toll-like receptor 2

(TLR-2) has emerged as another important player. It recognizes cell wall components of bacteria and its gene polymorphism has been associated with AD [128]. AD is also characterized by an acute phase with predominant TH2 response (IL-4, IL-13, and IL-31) and a chronic phase towards a TH1 (IL-5, IL-12, and IFN-γ) feature [129].

Similar to psoriasis, AD symptoms and psychological stress seem to form a vicious cycle. AD patients have been reported to have anxiety and depression, while psychological stress in turn can exacerbate AD pathology [130-132].

Stress can impact AD symptoms through different mechanisms. First of all, stress can negatively affect skin's permeability barrier function and homeostasis. In AD patients, barrier dysfunction could lead to increased sensitization to allergens and microbial organisms, increased transepidermal water loss, and lowered threshold for itch [133]. For a detailed review of how stress impact barrier function, please refer to the next section.

Stress also contributes to the immune and inflammation dysfunction in AD patients. HPA response after stress was found to be impaired in AD patients. This hyporesponsiveness was linked to severity of inflammation [134]. The blunted HPA response was proposed to lead to immune function dysregulation, allergic inflammation, and exacerbation of disease [135]. On the other hand, the SAM axis is over-reactive. Both basal and stress-induced levels of catecholamines are higher in AD patients compared to control [134]. However, the adrenergic receptor mutation or polymorphisms have been discovered in AD. A point mutation in the β2-adrenoceptor gene could alter the structure and function of the receptor, thereby leading to a low density of receptors on both keratinocytes and peripheral blood lymphocytes [136]. Receptor mutation or polymorphism is also associated with AD [13, 136]. So the catecholamines signaling is probably still dysfunctional even with upregulated ligand. It was discovered that adrenoceptor signaling defect with TLR activation can shift the recall memory response to the Th1 type, releasing multiple cytokines. This could be a mechanism where SAM axis can contribute to chronic AD pathogenesis [137]. Further research is warranted to elucidate the role of SAM axis in AD pathogenesis.

In a mouse model for atopic dermatitis, it was discovered that stress increased cutaneous but not serum or hypothalamic NGF. Treatment with NGF neutralizing antibody can partially recover the skin inflammation phenotype by reducing epidermal thickening, decreasing pro-inflammatory cytokines induction, and attenuating allergy-characteristic cellular infiltration [138]. However, there are conflicting data on NGF expression in AD patients. Some research showed increased NGF [132, 139-141], while others demonstrated no significant difference or even decreased NGF level [142, 143]. Further research is needed in this area to elucidate the differences. Substance P was also involved in the neurogenic inflammation that worsens dermatitis because the exacerbation was not seen in mice lacking the SP receptor [144]. It was shown that SP receptor expression is much higher in AD patients' peripheral blood mononuclear cells (PBMCs) than in healthy control. SP can increase PBMCs proliferation rate and TNF-α and IL-10 production [12]. However, in an atopic dermatitis mouse model, the SP+ nerve fibers in skin are decreased in stressed animals [145]. The exact role of SP in AD remains to be clarified. Mast cells also play a role in AD neurogenic inflammation. Mast cell numbers are increased in lesional AD skin, as well as mast cell-nerve contacts [146, 147]. Recently it was discovered that oxytocin (OXT), a neuropeptide playing a major role in behavior regulation, is down-regulated in lesional AD skin. Both oxytocin and its receptor are detected in keratinocytes and fibroblasts, and it affects cell proliferation, inflammatory cytokines release and oxidative stress responses [148].

IMPACT OF STRESS ON SKIN BARRIER FUNCTION AND WOUND HEALING

The stratum corneum (SC) plays important barrier functions by regulating epidermal permeability and homeostasis. This protein/lipid barrier creates a surface seal essential for maintenance of hydration and protection against microbial infection. Disruption of the skin barrier function can lead to flaky or dry skin [127]. Alternation of the lipids composition has also been linked to skin diseases like atopic dermatisis and psoriasis [149, 150].

Stress can cause detrimental physiological and functional consequences in the skin. Overcrowding stress in mice caused higher transepidermal water loss, lower water retention property and impaired barrier function, leading to moderate exfoliation and slight wrinkle formation. The exact mechanism is still unclear, but a decrease in ceramide and pyrrolidone carboxylic acid was observed [151, 152]. Other studies have corroborated the result and further confirmed the involvement of stress by demonstrating that treatment of glucocorticoid receptor antagonist or CRH receptor antagonist can block the adverse events [153, 154]. A study using topical glucocorticoid-treated mice proposed that lipid synthesis inhibition is key for the stress-induced abnormalities [155]. In a later insomnia study, the authors discovered that stress can significantly impair epidermal proliferation and differentiation, decrease size and density of corneodesmosomes, and decrease lipid synthesis and lamellar body production. It also confirmed the critical role of lipids because topical application of physiological lipids including ceramides and free fatty acids can restore barrier homeostasis and stratum corneum integrity [156].

Similar effects were also observed in human subjects. For example, final exam stress on students caused a decline in permeability barrier recovery kinetics [157]. Interview stress caused barrier function recovery delay, increased plasma cortisol level, and activated several inflammation and immune players, including interleukin-1β, interleukin-10, tumor necrosis factor α, and circulating natural killer cells [158]. Stress due to marital disruption significantly delayed skin barrier recovery after tape stripping [159].

One of skin's major functions is physical protection and wound repair upon injury. Wound healing is an intricate process that involves resident skin cells, skin extracellular matrix and systematic factors. Mechanosensing and mechanotransduction also play vital roles in wound closure [160]. It is divided into three major yet overlapping phases: inflammation, proliferation, and remodeling. During inflammation, cytokines and chemokines including IL-1α,

IL-1β, IL8, transforming growth factor-β, vascular endothelial growth factor (VEGF), and tumor necrosis factor alpha (TNF-α) play important roles. They protect against infection, attract phagocytes, and recruit fibroblasts. In proliferation, new granulation tissue is rebuilt with collagen, blood vessel, and other ECM proteins. Finally, in remodeling collagen is remodeled and realigned and apoptosis remove unnecessary cells, which may take weeks or months [161].

An extensive literature search has revealed that chronic systemic corticosteroids have a negative impact on all three phases of wound healing [162]. A meta-analysis also concluded that stress was associated with impaired healing or dysregulation of healing biomarkers [163].

The negative impact of stress on wound healing was first observed clinically in human when caregivers of demented relatives needs 20% more time for complete dermal wound healing [164]. Anxiety and depression are also associated with delayed healing in chronic wounds [165]. It was found that perceived stress and elevated cortisol level are among the contributing factors [166].

Subsequent mouse and human studies have revealed some important molecular mechanisms. The HPA axis plays a vital role because glucocorticoid receptor antagonist treatment can restore proper healing rate [19]. Inflammatory markers (including IL1α and IL1β) kinetics are disrupted [167]. Two key cytokines (IL1α and IL8) were found to be significantly lower at wound site in stressed patients [168]. MMP2 expression in blister wound was found to be negatively correlated with plasma cortisol level [169]. Rotational stress in mice can delay wound closure by delaying immune cell infiltration, lowering TNF-α level at wound site, and reducing MMP activity [170]. Bacterial infections during early stages of wound healing are also more prominent due to compromised skin immune function [171]. Antimicrobial peptide expression was also decreased by stress leading to increased severity of infection at wound site [172]. Furthermore, myofibroblasts differentiation is delayed, leading to severely impaired wound contraction [173]. TGF-β signaling could also be involved since it was shown that endogenous glucocorticoids plays an important part in wound healing by altering TGF-β expression which affects fibroblast proliferation, migration, and differentiation [174, 175].

Alternatively, stress can also work through the SAM - epinephrine pathway to negatively impact keratinocyte motility and wound re-epithelialization. Epinephrine can be induced by stress systematically and can also be produced locally by wound site. Epinephrine binds to the β2-adrenergic receptor (β2AR) in keratinocytes, and decreases downstream PI3K/AKT signaling. This leads to stabilization of actin cytoskeleton and increased focal adhesion formation, both inhibiting migration and proper wound healing. β2AR antagonist was shown to be effective at reversing this impairment [176]. Antagonist can also accelerate skin barrier recovery and reduce epidermal hyperplasia [177]. Epinephrine was found to decrease fibroblast migration and MMP2 secretion *in vitro* [170]. It can also reduce collagen deposition by fibroblasts [54]. A recent research discovered that neutrophil trafficking alternation and IL-6 up-regulation were induced by epinephrine and inflammatory responses are impaired in wound healing [178]. Stress activated SAM pathway can alter blood flow. Peripheral vasoconstriction can limit the blood and oxygen supply at the wounding site, which limit the rate of healing by increasing the production of nitrix oxide (NO). Hyperbaric oxygen therapy was shown to effectively correct stress-impaired wound healing in mouse [179]. In human, emotional disclosure intervention was shown to significantly improve wound healing after skin biopsy [180].

LONG TERM SKIN DAMAGE OF CHRONIC STRESS

Under short term acute stress, the HPA axis is tightly regulated through feedback mechanisms. Increased cortisol level can keep the HPA activity in check through both a slow genomic and a fast non-genomic negative feedback mechanism [181]. Acute stress can induce a significant re-distribution of lymphocytes from the blood to the skin, leading to enhanced skin immunity and successful stress adaptation [182]. In a mouse restraint stress study, both innate and adaptive immunity are involved: dendritic cells mature and traffick from skin to the lymph nodes, macrophages are activated, and surveillance T cells are recruited to the skin [183]. Acute stress also suppresses ROS production [184].

In contrast to acute stress, which may augment innate and adaptive immune responses, chronic stress usually suppresses immunoprotection, increases susceptibility to infections, and exacerbates some allergic and inflammatory diseases [185]. This is due to altered stress responses after repeated or prolonged stress termed stress habituation, which reduces HPA axis activation, but also sensitizes reactivity to new stimuli [186]. Aging also has a negative effect on the feedback system, as shown in both rats and human [187, 188].

In a mouse study, chronic stress induced by fox urine can significantly accelerate UV-induced skin neoplasma development. Stressed group starts to develop skin tumor much earlier than the control group and the survival rate is significantly lower [189]. It was later discovered that chronic stress caused a significant decrease in T-cell infiltration in the skin and cell-mediated immunity was greatly compromised. Several important skin immune markers are decreased by stress, including IL12 (Th-1 response promotion and cellular immunity mediator), IFN-γ (tumor recognition and elimination), and CCL27 (skin homing T-cell attraction) [190].

Skin aging is characterized by formation of lines and wrinkles, increased pigmentation, loss of elasticity and firmness, and dull skin. It is a consequence of both intrinsic factors and extrinsic factors. There are two major theories for aging: the programmatic theory which focuses on reduced cellular life span, decreased responsiveness and functionality, and dysfunctional immune responses; while the stochastic theory points towards environmental damages, focusing on DNA damage, inflammation and free radical formation [191-193].

The exact mechanism of how stress impacts skin aging is still quite elusive. However, recent research has provided evidence of possible pathways that might contribute to skin aging [194]. UV irradiation is one of the major extrinsic stressors responsible for premature skin aging, thus the term

"photoaging". UV irradiation is one of the major stimulants of skin HPA axis. It induces expression of CRH, POMC peptides, ACTH, cortisol, and β-endorphin [195]. Considering that skin is under daily UV stress, the repeated activation of the HPA axis can have detrimental effects on the skin. Long term glucocorticoids (GC) therapy for treating skin inflammatory disease has severe skin atrophy side effect, including decreased epidermal thickness, flat dermal-epidermal junction, reduced number of fibroblasts, and disruption of the dermal fibrous network, which are also hallmarks of skin aging. Several extracellular matrix proteins are negatively impacted by GC, including collagen I, collagen III, proteoglycans, and elastin [196].

Epinephrine, norepinephrine and cortisol were found to increase DNA damage, interfere with DNA repair, and alter transcriptional regulation of the cell cycle [197]. It has been demonstrated that stress can induce DNA damage through the β2-adrenoreceptor (β2AR) pathway. Chronic catecholamine stimulation leads to p53 degradation and accumulation of DNA damage [198]. Furthermore, blockage of the β2AR pathway can prevent DNA damage accumulation [199]. Thus, stress-induced SAM axis can also contribute to skin aging by compromising genome integrity.

Reactive oxygen species (ROS) was recently discovered to also play a role in the stress-SP-mast cell pathway. In chronic restraint stress mice, oxidative stress pathway has two-way crosstalks with the SP pathway and antioxidantant Tempol was shown to be also effective at normalizing hair growth [200]. Repeated short term stress can induce ROS production by up-regulation of NF-κB in the skin induced by toxicant and UVB. Stress augmenting depletion of cellular anti-oxidant machinery is shown by significant loss of GSH (Glutathione and GSH dependant enzymes), superoxide dismutase and catalase activity [201]. It was also discovered that in the brain, stress leads to increased oxidative stress and mitochondria dysfunction [202, 203]. Considering ROS production in the mitochondria is the major determinant of aging and life span [204], stress can have a major impact on skin aging through the ROS pathway.

Smoking and air pollution have been confirmed as critical chronic stressors that impact skin aging significantly. In photoprotected area, years of smoking and packs smoked per day are strong indicators of premature skin aging [205]. In an identical twin study, it was observed that 5-year difference in smoking history led to noticeable changes in skin aging [134]. Significant increase in temperature and decrease in oxygen content were observed in skin after smoking [69]. ROS production and arylhydrocarbon receptor (AhR) signaling pathway lead to dermal matrix breakdown and wrinkle formation [206]. Air born particles exposure from traffic was associated with significant increase in pigment spots and facial wrinkles [207]. ROS production is the major underlying mechanism. It can induce Vitamin E depletion and lipid peroxidation, as well as MMP induction [208, 209]. Direct mitochondria damage, and AhR pathway have also been proposed as possible mechanisms [210-212].

Recently, telomere shortening has emerged as another possible cellular mechanism linking chronic psychological stress and aging. Telomeres are DNA repeats at the ends of chromosomes and it shortens with each cell division, eventually leading to replicative senescence and premature cellular aging. Various chronic stress situations have been associated with shorter telomere length, including caregiving for sick child with chronic conditions or elderly dementia patients, major depression, childhood adversity, and exposure to intimate partner violence [120, 122, 140, 213]. Although the exact mechanism of how stress induces telomere shortening is still under debate, cortisol and epigenetic modulation have been proposed as possible routes [119, 214]. Telomere shortening can lead to the downregulation of mitochondria biogenesis and ROS production [113, 215]. This could constitute a vicious cycle where stress from lifestyle or habits further exacerbate the skin damage and signs of aging.

A recent study established the negative effect of sleep deprivation on skin aging [121]. It was found that poor quality sleepers showed increased signs of intrinsic skin aging including fine lines, uneven pigmentation and reduced elasticity. They also recover much slower after skin barrier disruption. Hypoxia stress induced during wound healing can also impact skin aging by disrupting basement membrane involving laminin and integrins [216].

CONCLUSION AND FUTURE PERSPECTIVES

In recent years, emerging research has demonstrated that skin is not only a target of psychological stress signaling modulation, it also actively participates in the stress response by a local HPA axis, peripheral nerve endings, and local skin cells including keratinocytes, mast cells, and immune cells. There are also feedback mechanisms and crosstalk between the brain and the skin, and pro-inflammatory cytokines and neurogenic inflammatory pathways play huge roles in mediating such responses. In this review, we summarized findings that shed light on how the "brain-skin connection" actually works: what are the major pathways and effector cells; how they negatively affect skin functions and diseases; and how chronic stress can have a detrimental effect on skin aging.

As of today there is no proven medical treatment that can either prevent or treat stress-induced or exacerbated skin conditions or skin aging. Several key players have been proposed which might give rise to potential therapeutics. Skin mast cells are activated by stress, and in turn they also produce stress hormones and inflammatory factors. This could lead to a vicious cycle of stress-induced inflammatory events. Indeed mast cells have been implicated in numerous skin diseases including acne, atopic dermatitis, psoriasis and pruritus [217]. Several compounds have been found to be effective in inhibiting cytokine release from mast cells [128]. Dietary supplements combining active flavonoids with proteoglycans could also be helpful in atopic and inflammatory conditions [146]. Specific receptor antagonists against CRH receptors, NGF receptors, or SP receptors could also prove to be effective in relieving stress-induced neurogenic inflammation [218].

In the future, researches should further investigate the HPA axis, proinflammatory hormones and cytokines, and their downstream effectors that mediate the brain-skin connection. Future researches can look into the ways to modulate this connection and discover novel therapeutics for skin diseases and anti-aging treatments.

CONFLICT OF INTEREST

The authors confirm that this article content has no conflict of interest.

ACKNOWLEDGEMENTS

Declared none.

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Received: January 6, 2014 **Revised: May 7, 2014** **Accepted: May 20, 2014**

frontiers in Nutrition

ORIGINAL RESEARCH
published: 22 November 2021
doi: 10.3389/fnut.2021.761978

Involvement of Gut Microbiota in the Development of Psoriasis Vulgaris

Chaonan Sun[1], Ling Chen[2], Huan Yang[3], Hongjiang Sun[1,4], Zhen Xie[5], Bei Zhao[5], Xuemei Jiang[5], Bi Qin[1,6] and Zhu Shen[1,5]*

[1] School of Medicine, University of Electronic Science and Technology of China, Chengdu, China, [2] Department of Dermatology, Daping Hospital, Army Medical University, Chongqing, China, [3] Institute of Toxicology, School of Military Preventive Medicine, Army Medical University, Chongqing, China, [4] Department of Ophthalmology, Sichuan Academy of Medical Sciences and Sichuan Provincial People's Hospital, Chengdu, China, [5] Department of Dermatology, Institute of Dermatology and Venereology, Sichuan Academy of Medical Sciences and Sichuan Provincial People's Hospital, Chengdu, China, [6] Acupuncture & Moxibustion Research Institute, Sichuan Academy of Traditional Chinese Medicine, Sichuan Second Hospital of Traditional Chinese Medicine, Chengdu, China

Objectives: Psoriasis is a common chronic recurrent dermatitis. Accumulating observations show gut microbiota dysbiosis in psoriasis. We intend to further investigate the relationship between intestinal microbiota and psoriasis development.

Design: We first performed an epidemiological investigation on differences of gastrointestinal discomfort symptoms between patients with psoriasis and general population. Then variation of gut microbiota in patients with psoriasis (un)treated with acitretin plus narrow-band ultraviolet B (NB-UVB) was analyzed by 16S rRNA sequencing. We last compared recovery status and vital cytokines (lesion and intestine) of mouse psoriasiform models, which were transplanted with fecal microbiota from patients with psoriasis or healthy controls.

Results: (1) About 85.5% of patients with psoriasis vs. 58.1% of healthy controls presented with at least one gastrointestinal symptom. The prevalence of investigated symptoms (e.g., abdominal distension and constipation) were significantly higher in patients, compared with controls ($p < 0.05$). Passing flatus and constipation were significantly correlated with psoriasis ($p < 0.05$ in both cases). (2) The abundance of Ruminococcaceae family, *Coprococcus_1* genus, and *Blautia* genus were decreased with psoriasis improvement ($p < 0.05$, respectively), which had been demonstrated significantly increased in psoriasis. (3) Mice receiving psoriatic microbes transplantation showed delayed recovery of psoriasiform dermatitis and less reduction of interleukin (IL)-17A than those receiving healthy microbiota or blank control ($p < 0.05$ and $p < 0.01$, respectively).

Conclusion: Multiple evidence we provided here preliminarily demonstrates the involvement of gut microbiota in the different degree of psoriasis activity. The strategy based on overall microbial communities is expected to be a promising supplementary for long-term management of psoriasis.

Keywords: psoriasis, gut microbiota, 16S rRNA sequencing, gastrointestinal symptom, fecal microbiota transfer

OPEN ACCESS

Edited by:
Jaime García-Mena,
Instituto Politécnico Nacional de México (CINVESTAV), Mexico

Reviewed by:
Shusong Wu,
Hunan Agricultural University, China
Sylvie Françoise Rebuffat,
Muséum National d'Histoire Naturelle, France

***Correspondence:**
Zhu Shen
zhushencq@hotmail.com

Specialty section:
This article was submitted to Nutrition and Microbes, a section of the journal Frontiers in Nutrition

Received: 20 August 2021
Accepted: 18 October 2021
Published: 22 November 2021

Citation:
Sun C, Chen L, Yang H, Sun H, Xie Z, Zhao B, Jiang X, Qin B and Shen Z (2021) Involvement of Gut Microbiota in the Development of Psoriasis Vulgaris. Front. Nutr. 8:761978. doi: 10.3389/fnut.2021.761978

INTRODUCTION

Psoriasis is a common chronic skin inflammation, and it can even cause systemic involvement for those with early-onset and severe conditions (1). Although the exact pathogenesis is not completely known, psoriasis has been considered a relapsing-remitting disease triggered by environment–immunity interaction in genetically susceptible individuals.

Treatment options have advanced following deeper understanding of the pathophysiology of psoriasis, e.g., interleukin (IL)-23/IL-17-targeted agents. However, a survey from the National Psoriasis Foundation reveals widespread treatment dissatisfaction in patients with psoriasis (52.3%) (2), especially in reducing the recurrence and managing its long-term chronic course.

The gut microbiota, 100 trillion microorganisms residing in the human gastrointestinal tract, has been documented to provide essential benefits to host health, particularly by orchestrating immune/inflammation homeostasis (3). Recently, the concept of gut–skin axis has linked the disordered gut microbiome and skin diseases through a network of inflammatory mediators (4, 5). Evidence suggests that lower gut microbiome diversity is associated with higher levels of fat and low-grade chronic inflammatory process (6). Dysbiosis in microbial communities has been implicated in continuous immunological stimulation, as a trigger for local and (or) systemic immune responses, including inflammatory bowel disease (IBD) and allergy (7, 8).

Accumulating evidence has suggested the association between dysbiosis of gut microbiota and psoriasis (5). (1) The epidemiological association between psoriasis and IBD showed increased prevalence of IBD in patients with psoriasis, and *vice versa* (9, 10). (2) The partial shared susceptibility loci and DNA polymorphisms between psoriasis and IBD (e.g., 6p21.3) further supports their association at genetic level (11, 12). (3) Notably, patients with psoriasis have been shown decreased bacterial diversity and changed relative abundance of certain bacterial taxa, resembling dysbiosis in IBD (13–17). (4) The microbiota profile in severe psoriasis has been demonstrated different from those with mild one (18). By now, elucidating gut microbiota status and the cross-talk of microbiota and immune system in patients with psoriasis are at their initial stages. It will provide theoretical basis to develop promising microbiome-based therapeutic options.

The purpose of the current study is to further explore the correlation between gut microbiota of patients with psoriasis and the degree of disease activity by epidemiological investigation of gastrointestinal discomfort symptoms in patients with psoriasis, and by the analysis of gut microbiota variation with psoriasis improvement. And we also analyzed the recovery status and pathogenic cytokines (e.g., IL-17A) in mouse psoriasiform models that were transplanted with fecal microbiota from patients with psoriasis or healthy controls (**Figure 1**). Multiple evidence we provided here preliminarily demonstrated the involvement of gut microbiota in psoriasis development. The strategy by manipulating overall gut microbes is expected to be a promising complementary therapeutic method for the long-term management of psoriasis.

MATERIALS AND METHODS

Ethical Statement

All human experiments and animal experiments were approved by the Ethics Committee of Sichuan Provincial People's Hospital. Written informed consent of all patients with psoriasis and healthy controls was obtained.

Epidemiological Investigation

This epidemiological survey was performed from January 2018 to June 2020 to investigate the prevalence and severity of gastrointestinal discomfort symptoms in patients with psoriasis and general population by the questionnaire (**Supplementary Appendix 1**). All participants were all inhabitants of the Sichuan Province, China (western China). The inclusion criteria for psoriatic patents and healthy controls are: 18–60 years old; traditional Chinese diet; psoriasis diagnosed by at least one dermatologist (for patients). The exclusion criteria are: using antibiotics or immunosuppressive agent within 1 month; long-term use of probiotics or prebiotics; long-term consuming yogurt, pickles, or cheese; pregnancy; a history of acute/chronic gastrointestinal infection, gastrointestinal pathology, or gastrointestinal surgery; a history of arthritis, enthesitis, or dactylitis; and current extreme diet (e.g., vegetarian, parenteral nutrition, or macrobiotic diet).

Patients and Fecal Samples

Patients With Psoriasis (Un)treated With Acitretin Plus NB-UVB and Their Fecal Sample Processing

Patients with moderate-to-severe vulgaris psoriasis from outpatient clinic of the Department of Dermatology were included. The general inclusion and exclusion criteria were the same as the patient part of the epidemiological investigation. Patients in group with acitretin treatment had been orally administered with acitretin capsules for 1 month at a dose of 0.5 mg/kg/day (Huapont Pharmaceutical Co., Ltd, Chongqing, China) plus narrow-band ultraviolet B (NB-UVB) once every 2 days for 1 month. They were all improved more than 75% based on their psoriasis area and severity index (PASI) score. Untreated patients with psoriasis with matched age and gender served as controls. Fecal samples of all patients were collected in the morning, and immediately stored at -80°C for 16S rRNA analysis. The whole collection procedure was completed within 30 min.

Participants and Their Fecal Sample Processing for Fecal Microbial Transplantation

Fecal samples were collected from four patients with moderate-to-severe psoriasis (two male participants and two female participants) and four age- and gender-matched non-psoriatic controls. All these voluntary participants were 18–45 years old, and other requirements are in accordance with the inclusion and exclusion criteria of epidemiological investigation. Their stool samples in the morning were freshly collected three times


Analysis of gut microbiota in psoriatic patients (un)treated with Acitretin
Acitretin
Patients with moderate to severe vulgaris psoriasis
Patients improved more than 75%
Gut microbiota
Gut microbiota
Epidemiological Investigation
Higher prevalence of gastrointestinal discomfort symptoms
Psoriatic patients
Healthy controls
Validation by animal model
Mouse psoriasis model
Imiquimod
Normal mice
Mice with psoriasiform dermatitis
3 days for FMT
Pre-FMT FMT-0d FMT-4d(3 time points)
Once per day for three consecutive days
Fecal microbes transfer (FMT)
Gavage
Gavage
Gavage
Receiving psoriatic microbes
Receiving healthy microbes
Receiving PBS
Observed changes in skin lesion
Pathological changes of skin lesions
Changes of cytokines (e.g. IL-17A) in skin lesions
Changes of cytokines (e.g. IL-17A) in gastrointestinal tissue

FIGURE 1 | Study workflow. Epidemiological investigation on differences of gastrointestinal discomfort symptoms between patients with psoriasis and general population were first performed. Then variation of gut microbiota in patients with psoriasis (un)treated with acitretin plus NB-UVB was analyzed by 16S rRNA sequencing. Last, experiment with mouse psoriasiform models receiving fecal microbiota transplantation (FMT) was performed for crucial results validation. Visual observation and samples collection were performed at pre-FMT, day 0 after FMT (FMT-0d) and day 4 after FMT (FMT-4d). NB-UVB, narrow-band ultraviolet B.

within 1 month, for obtaining a representative inoculum. These samples were free of enteropathogenic bacteria, viruses, and parasites. About 20 g of mixture of the three repetitions from each participant was divided into five aliquots after removal of undigested solids within 30 min of collection. Each 0.5 g was stored in a sterile storage tube at −80°C.

Processing Mouse Fecal Sample for 16S rDNA Sequencing Analysis

All animal experiments were conducted in accordance with National Institutes of Guidelines for Animal Care and Use. In order to confirm the successful fecal microbial transplantation (FMT), characteristics of mouse gut microbes before and after FMT were analyzed by 16S rDNA sequencing technology. Following slightly pushing mouse lower abdomen using a moist cotton swab to provoke defecation in the morning, a minimum of five fresh fecal pellets were collected in sterile storage tubes and immediately kept at −80°C. The feces were collected before FMT (pre-FMT), at 0 day and 4th day after complete FMT procedure, respectively.

DNA Extraction and 16S rRNA Amplification Sequencing Analysis

DNA was isolated from human and mouse samples using standardization cetyl-trimethyl ammonium bromide (CTAB) methods (19) and QIAamp 96 PowerFecal QIAcube HT kit (QIAGEN, Hilden, Germany) following the instructions of the manufacturer, respectively. The amplifications of V4 (human samples) and V3 and V4 (mouse samples) regions of bacterial 16S rRNA gene were performed by PCR using the barcoded primers of 515F and 806R (human samples) and 343F and 798R (mouse samples), respectively. Amplicons were further purified with GeneJET Gel Extraction Kit (Thermo Scientific, Waltham, MA, USA) and pooled together. All purified samples were sequenced on the Illumina Miseq platform (Illumina Inc., San Diego, CA, USA) with generating 300-bp paired-end reads.

Microbial Profiling Analysis

All raw sequencing data were in FASTQ format. Trimmomatic software (Jülich, Germany) was used to trim raw sequence that cutting off ambiguous bases and base quality below 20 found after sliding window trimming approach (20). Contiguous sequences were then assembled by FLASH software (Charlestown, MA, USA) (21). Operational taxonomic unit (OTU) tables with 97% nucleotide identity were constructed under the condition that sequences were performed further denoising using QIIME software (version 1.8.0, Boulder, CO, USA) (22). The representative read of each OTU was annotated and blasted against Silva database (Version 123, East Lansing, MI, USA) (23).

The Shannon's diversity, Simpson diversity index, Chao1 index, and abundance-based coverage estimator (ACE) were calculated to estimate the within-community diversity and richness of the gut microbiota. Based on alpha diversity metrics, rarefaction curves were generated and drawn by "vegan" package in R (Version 2.15.3) to assess depth of coverage. UniFrac distances between bacterial communities were calculated on a phylogenetic tree, and unweighted results were represented in principal component analyses (PCoA) or non-metric multidimensional scaling (NMDS) using R software (Version 2.15.3) (24). The results of Euclidean distance were depicted in NMDS. Differentially abundant taxa between groups were identified by MetaStat analysis and linear discriminant analysis (LDA) coupled with logarithmic LDA score cutoff of 4.0 (25). MetaStat analysis was performed by using the R software (Version 2.15.3), $p < 0.05$ was set as significant threshold.

Imiquimod-Induced Psoriasiform Dermatitis Model in Mice

The 8-week-old female C57BL/6 mice (18–20 g, Chengdu Dossy Experimental Animals, Sichuan, China, certification No. SCXK chuan 2015-030) were fed with free access to feed and water under specific pathogen-free conditions. A 2×4 cm area of dorsal skin of 60 mice was shaved and depilated. A daily topical dose of 62.5 mg of listed imiquimod (IMQ) cream (5%, Mingxinlidi Laboratory, Sichuan, China) was then applied on the hair-free back for 5 consecutive days to induce psoriasiform dermatitis. The severity of skin inflammation was evaluated by scores of the skin scaling and erythema (0–4, respectively) (26). About 45 mice with similar scores were selected and randomly divided into three groups.

Transplanting Human Fecal Microbiota Into Psoriasiform Dermatitis Model

After thawed for about 15 min on ice, 2-g frozen fecal samples from patient group or healthy group (0.5 g from each donor) were pooled and diluted in sterile reduced phosphate-buffered saline (PBS, 0.1 M, pH 7.2) at 200 mg/ml. After vortex, the suspension was passed through 0.5-mm stainless steel laboratory sieves to remove large particulates and fibrous matters. Fecal suspension (200 μl) from patients with psoriasis (P group) or healthy controls (N group), or blank control (PBS, C group) were given by oral gavage into psoriasiform dermatitis mouse model once per day for 3 consecutive days.

Tissue Collection and Hematoxylin and Eosin Staining

Mice were sacrificed by cervical dislocation under anesthesia with 1% sodium pentobarbital solution on pre-FMT, day 0 after FMT, and day 4 after FMT. The 0.5×0.5 cm skin lesions were gently removed and rinsed with physiological saline. They were immediately formalin-fixed (4%) and embedded in paraffin. Hematoxylin and eosin (H&E) staining was performed routinely. Epidermal thickness was evaluated under two high-power fields of light microscope (NIKON ECLIPSE CI, Tokyo, Japan) by three independent researchers.

Immunofluorescence Studies

After routine processing and blocking, sections were incubated at 4°C overnight with anti-mouse primary antibodies against tumor necrosis factor-alpha, TNF-α (RRID: AB_2835319), interferon-gamma, IFN-γ (RRID: AB_10857066), IL-17A (RRID: AB_2838094), IL-17F (RRID: AB_2842177), and IL-23(RRID: AB_10852886), or isotype control, respectively. After rinsing, sections were treated with Cy3-conjugated goat anti-rabbit IgG secondary antibody (RRID: AB_2861435) for 2 h, and then counterstained with 4′,6-diamidino-2-phenylindole (DAPI). Image acquisition was performed with a digital slide scanner (3DHISTECH, Budapest, Hungary) under ECLIPSE TI-SR fluorescent microscope (NIKON, Tokyo, Japan). Positive

TABLE 1 | Demographic information and gastrointestinal discomfort symptoms in patients with psoriasis and common population.

Characteristic	Total people	Psoriasis patients	Healthy controls	*P*
N	326	159	167	
Age, median (75% CI) years	37 (30–47)	36 (30–45)	37 (28–49)	0.301
Sex, *n* (%)				0.001
Male	192 (58.9)	108 (67.9)	84 (50.3)	
Female	134 (41.1)	51 (32.1)	83 (49.7)	
BMI, median (75% CI)	22.60 (20.68–25.36)	23.71 (21.22–26.45)	22.04 (20.31–24.09)	<0.001
Disease duration, *n* (%)				
<3 months		9 (5.7)	NA	
≥3, and <6 months		9 (5.7)	NA	
≥6, and <12 months		4 (2.5)	NA	
≥1, and <3 years		13 (8.2)	NA	
≥3, and <5 years		18 (11.3)	NA	
≥5 years		106 (66.6)	NA	
Severity of disease in the last 5 years, *n* (%)				
Not affecting daily life at all		22 (13.8)	NA	
Slightly affecting daily life		95 (59.8)	NA	
Seriously affecting daily life		42 (26.4)	NA	
Disease involvement area in the last 5 years, *n* (%)				
<1 palm		24 (15.1)	NA	
≥1 and <5 palms		32 (20.1)	NA	
≥5 and <10 palms		37 (23.3)	NA	
≥10 palms		66 (41.5)	NA	
Abdominal pain, *n* (%)				<0.001
No	260 (79.8)	114 (71.7)	146 (87.4)	
Slightly	60 (18.4)	39 (24.5)	21 (12.6)	
Moderately	5 (1.5)	5 (3.2)	0 (0)	
Seriously	1 (0.3)	1 (0.6)	0 (0)	
Type of abdominal pain, *n* (%)				0.661
No	171 (52.5)	80 (50.3)	91 (54.5)	
Colic pain	28 (8.6)	16 (10.1)	12 (7.2)	
Dull pain	64 (19.6)	34 (21.4)	30 (17.9)	
Stabbing pain	5 (1.5)	4 (2.5)	1 (0.6)	
Cold pain	5 (1.5)	2 (1.3)	3 (1.8)	
Gas pain	27 (8.3)	12 (7.5)	15 (9.0)	
Others	26 (8.0)	11 (6.9)	15 (9.0)	
Abdominal flatulence, *n* (%)				<0.001
No	220 (67.5)	89 (56.0)	131 (78.4)	
Slightly	96 (29.4)	61 (38.4)	35 (21.0)	
Moderately	9 (2.8)	8 (5.0)	1 (0.6)	
Seriously	1 (0.3)	1 (0.6)	0 (0)	
Borborygmus, *n* (%)				<0.001
No	265 (81.3)	115 (72.3)	150 (89.8)	
Slightly	55 (16.9)	38 (23.9)	17 (10.2)	
Moderately	4 (1.2)	4 (2.5)	0 (0)	
Seriously	2 (0.6)	2 (1.3)	0 (0)	
Gastric acid reflux, *n* (%)				<0.001
No	238 (73.0)	92 (57.9)	146 (87.4)	
Slightly	84 (25.8)	63 (39.6)	21 (12.6)	
Moderately	3 (0.9)	3 (1.9)	0 (0)	
Seriously	1 (0.3)	1 (0.6)	0 (0)	
Back pain, *n* (%)				<0.001

(Continued)

TABLE 1 | Continued

Characteristic	Total people	Psoriasis patients	Healthy controls	*P*
No	236 (72.4)	94 (59.1)	142 (85.0)	
Slightly	80 (24.5)	59 (37.1)	21 (12.6)	
Moderately	10 (3.1)	6 (3.8)	4 (2.4)	
Seriously	0 (0)	0 (0)	0 (0)	
Belching, *n* (%)				<0.001
No	233 (71.5)	98 (61.7)	135 (80.8)	
Slightly	91 (27.9)	59 (37.1)	32 (19.2)	
Moderately	1 (0.3)	1 (0.6)	0 (0)	
Seriously	1 (0.3)	1 (0.6)	0 (0)	
Nausea or vomiting, *n* (%)				<0.001
No	240 (73.6)	92 (57.8)	148 (88.6)	
Slightly	77 (23.6)	58 (36.5)	19 (11.4)	
Moderately	6 (1.9)	6 (3.8)	0 (0)	
Seriously	3 (0.9)	3 (1.9)	0 (0)	
Passing flatus, *n* (%)				<0.001
No	227 (69.6)	87 (54.7)	140 (83.8)	
Slightly	87 (26.7)	60 (37.7)	27 (16.2)	
Moderately	10 (3.1)	10 (6.3)	0 (0)	
Seriously	2 (0.6)	2 (1.3)	0 (0)	
Urgency of defecation, *n* (%)				<0.001
No	246 (75.5)	102 (64.1)	144 (86.2)	
Slightly	63 (19.3)	41 (25.8)	22 (13.2)	
Moderately	15 (4.6)	14 (8.8)	1 (0.6)	
Seriously	2 (0.6)	2 (1.3)	0 (0)	
Constipation, *n* (%)				<0.001
No	216 (66.3)	78 (49.1)	138 (82.6)	
Slightly	94 (28.8)	66 (41.5)	28 (16.8)	
Moderately	15 (4.6)	14 (8.8)	1 (0.6)	
Seriously	1 (0.3)	1 (0.3)	0 (0)	
Stool frequency, *n* (%)				0.005
Once a day	205 (62.9)	90 (56.6)	115 (68.9)	
2–3 times a day	65 (20.0)	36 (22.6)	29 (17.3)	
More than 3 times a day	15 (4.6)	13 (8.2)	2 (1.2)	
Once every 2–3 days	35 (10.7)	16 (10.1)	19 (11.4)	
Once every 4–5 days	3 (0.9)	1 (0.6)	2 (1.2)	
Once or less a week	3 (0.9)	3 (1.9)	0 (0)	
Stool color, *n* (%)				<0.001
Yellow brown	238 (73.0)	105 (66.1)	133 (79.6)	
Green	8 (2.5)	7 (4.4)	1 (0.6)	
Black	16 (4.9)	14 (8.8)	2 (1.2)	
White	1 (0.3)	1 (0.6)	0 (0)	
No attention	63 (19.3)	32 (20.1)	31 (18.6)	
The characteristics of stool, *n* (%)				<0.001
Soft and shaped	139 (42.6)	52 (32.7)	87 (52.1)	
Thin strip	82 (25.2)	42 (26.4)	40 (23.9)	
Liquid and shapeless	48 (14.7)	31 (19.5)	17 (10.2)	
Dry and hard	12 (3.7)	11 (6.9)	1 (0.6)	
Watery	0 (0)	0 (0)	0 (0)	
Foamy	2 (0.6)	2 (1.3)	0 (0)	
No attention	43 (13.2)	21 (13.2)	22 (13.2)	

p-value were calculated by the Mann-Whitney U-test for age, BMI, and the chi-square test for other variables.
NA, not applicable.

TABLE 2 | Results of logistic regression analysis of gastrointestinal symptoms in psoriasis.

Variables	Odds ratio	*P*
Age	0.97 (0.94~1.00)	0.069
Sex	0.69 (0.37~1.31)	0.258
BMI	1.13 (1.03~1.23)	0.007
Abdominal pain		0.703
No	0.58 (0.23~1.43)	
Slightly	NA	
Moderately	NA	
Abdominal flatulence		0.549
No	1.47 (0.71~3.05)	
Slightly	0.69 (0.04~13.16)	
Borborygmus		0.992
No	1.16 (0.46~2.91)	
Slightly	NA	
Moderately	NA	
Gastric acid reflux		0.832
No	1.47 (0.66~3.28)	
Slightly	NA	
Moderately	NA	
Backache		0.468
No	1.65 (0.74~3.67)	
Slightly	0.95 (0.12~7.81)	
Belching		0.990
No	0.88 (0.42~1.83)	
Slightly	NA	
Moderately	NA	
Nausea and vomiting		0.924
No	1.34 (0.58~3.10)	
Slightly	NA	
Moderately	NA	
Passing flatus		0.016
No	3.15 (1.56~6.34)	
Slightly	NA	
Moderately	NA	
Urgency of defecation		0.759
No	0.65 (0.25~1.67)	
Slightly	1.69 (0.13~22.17)	
Moderately	NA	
Constipation		0.013
No	3.44 (1.58~7.51)	
Slightly	16.20 (0.84~314.55)	
Moderately	NA	
Stool frequency		0.330
Once a day	0.99 (0.47~2.07)	
2–3 times a day	4.71 (0.57~39.18)	
More than 3 times a day	0.37 (0.12~1.18)	
Once every 2–3 days	0.15 (0.01~3.51)	
Once every 4–5 days	NA	
Stool color		0.245
Yellow brown	6.38 (0.43~95.42)	
No attention	4.85 (0.77~30.50)	
Green	NA	
Black	1.76 (0.78~3.94)	
The characteristics of stool		0.884
Soft and shaped	0.95 (0.45~1.99)	
Thin strip	1.14 (0.48~2.98)	
Liquid and shapeless	4.89 (0.40~59.16)	
Dry and hard	NA	
No attention	1.08 (0.41~2.82)	

NA, not applicable, due to the insufficient number of cases available for the statistics.

immune cells and their values were determined to assess inflammatory changes.

Statistical Analysis

Numerical results are expressed as median with a 95% CI. Categorical variables were described with numbers and percentages. Differences of body mass index (BMI) and age between two groups were compared with Mann–Whitney *U*-test. The proportions among patients and controls were compared by chi-squared test. The relationship between gastrointestinal symptoms and psoriasis was evaluated by a logistic regression test. $P < 0.05$ was considered as a statistically significant difference.

Data Accession

Raw sequence data of gut bacterial 16S rRNA of patients with psoriasis (un)treated with acitretin and mice with psoriasis-like dermatitis are available in the Sequence Read Archive (SRA), respectively, under the accession number PRJNA743747 and PRJNA741854.

RESULTS

Higher Incidence of Gastrointestinal Discomfort Symptoms in Patients With Psoriasis Than Common Population

Totally 459 participants returned their questionnaires, and 133 were excluded because their questionnaires were incomplete. After exclusion of incomplete questionnaires, 326 (response rate 71%) were qualified for further analysis, including 159 patients with psoriasis (108 males and 51 females) and 167 non-psoriatic controls (84 males and 83 females). The two groups were age-matched, and the differences in sex ratio (27) and BMI (28) were consistent with previous epidemiological findings. The summary of demographic and clinical details was described in **Table 1**.

According to this investigation, 85.5% of patients with psoriasis vs. 58.1% of healthy controls presented with at least one gastrointestinal symptom. The prevalence of the symptoms, including abdominal pain, abdominal flatulence, borborygmus, gastric acid reflux, belching, nausea or vomiting, passing flatus, urgency of defecation, and constipation, was significantly higher in patients with psoriasis, compared with general population


A
Stress=0.045
Group
Treated
Untreated
NMDS2
NMDS1
B
Treated
Untreated
Ruminococcaceae
Prevotellaceae_NK3B31_group
Actinomyces
Actinomycetales
Actinomycetacea
uncultured
Victivallaceae
Lentisphaeria
Victivallis
Victivallales
Tyzzerella_3
uncultured_bacterium
uncultured_bacterium
UG37_AG_4
Psychrobacter
uncultured_bacterium
LDA SCORE (log 10)
C
Acetobacteraceae
Actinomycetaceae
Ruminococcaceae
uncultured_microorganism
Victivallaceae
Abundance
P=3.01e-02
P=3.94e-02
P=2.33e-02
P=3.01e-02
P=4.66e-02
family
Group
Treated
Untreated
D
Actinomyces
Blautia
Coprococcus_1
Prevotellaceae_NK3B31_group
Psychrobacter
Tyzzerella_3
uncultured_microorganism
Victivallis
Abundance
P=3.94e-02 P=4.94e-02 P=4.84e-02 P=4.23e-02 P=4.68e-03 P=1.82e-02 P=3.01e-02 P=4.66e-02
genus
Group
Treated
Untreated

FIGURE 2 | Taxonomic composition of bacterial community in patients with psoriasis (un)treated with acitretin. **(A)** Non-metric Multidimensional Scaling (NMDS) analysis with unweighted UniFrac displayed that most of the untreated group were discriminated from the majority of Treated group samples. Each colored solid circle represents one sample. Solid circles that are closer together represent similar taxonomic composition. **(B)** The scores of linear discriminant analysis for the differentially abundant taxa. Significant bacterial differences at family level **(C)** and at genus level **(D)** between two groups were analyzed by MetaStat analysis.

($p < 0.01$, **Table 1**). There were significantly different proportion of patients and controls with abnormal stool frequency (20.8 vs. 13.8%), stool color (13.8 vs. 1.8%), and characteristics of stool (54.1 vs. 34.7%).

Results of logistic regression analysis showed that passing flatus and constipation were significantly correlated with psoriasis ($p < 0.05$, respectively, **Table 2**). Patients with psoriasis were more likely to experience these discomfort symptoms, which suggested possible involvement of gastrointestinal system in psoriasis development.

Psoriasis Improvement Accompanied With Variation of Gut Microbiota

Gut microbiota in patients with psoriasis and healthy controls has been already demonstrated to be significantly different (14, 18). To further understand the relationship between gut microbiota and the degree of psoriasis activity, we then investigated the variation in bacteria community of patients with psoriasis who were effectively treated by acitretin plus NB-UVB (the improvement of PASI score more than 75%).

Two groups of patients (10 untreated and 10 treated with acitretin plus NB-UVB) with moderate-to-severe psoriasis were included (**Supplementary Table 1**). The gastrointestinal bacterial diversity and composition was evaluated by microbiome analysis based on 16S rRNA. The coverage of applied sequencing depth was adequate, as indicated by goods coverage rarefaction curves of two groups, which tend to be plateau (**Supplementary Figure 1A**). The results of Alpha diversity indexes indicated similar community richness and species diversity in both groups ($p = 0.545$ for Chao; $p = 0.112$ for Simpson, **Supplementary Figures 1B,C**). We further applied NMDS to assess the differences of microbial community

structure between two groups, and no significant differences were found (**Figure 2A**, Adonis, $p = 0.382$).

Taxonomic composition revealed differences in the abundance of specific bacterial cluster by LefSe analysis and Kruskal–Wallis analysis (**Figures 2B–D**). *Bacteroidetes*, *Firmicutes*, and *Proteobacteria* phyla were dominant in two groups with similar abundance (**Supplementary Table 2**). This translated to similar *Firmicutes:Bacteroides* (F/B) ratio between two groups ($p = 0.63$), although the median F/B ratio in Untreated group was higher than that in Treated group (0.637 vs. 0.507). Within identified bacterial components of other taxonomic levels, the comparison between the two groups rendered increased abundance of *JG37_AG_4* class, Acetobacteraceae family, *Psychrobacter* genus and *Tyzzerella_3* genus in Treated group ($p < 0.05$, respectively). Moreover, there were more taxonomical composition of bacteria with decreased relative abundance in Treated group, including Lentisphaeria class, and Victivallales and Actinomycetales at the order level, and Ruminococcaceae, Actinomycetaceae, and Victivallaceae at the family level ($p < 0.05$, respectively). At the genus level, *Actinomyces*, Prevotellaceae _NK3B31_group, *Victivallis*, *Coprococcus_1*, and *Blautia* were also decreased in Treated group ($p < 0.05$, respectively).

Delayed Recovery of Psoriasiform Dermatitis in Mice Receiving Psoriatic Microbiota Transplantation

We first confirmed the successful transplantation of human fecal microbiota into mouse psoriasiform models by analyzing the inner structure of mouse microbial community at different time-point (pre-FMT, at 0 and 4th day after complete FMT procedure). Chao1 and Shannon indexes of all samples (five mice per group) were calculated (**Supplementary Table 3**). Although pre-FMT group and each group at day 0 after FMT (FMT-0d) displayed similar Chao1 index (**Supplementary Figures 2A–C**), microbial diversity in mice receiving psoriatic fecal microbiota transplantation (PFM-0d group) or mice receiving healthy fecal microbiota transplantation (NFM-0d group) was decreased respectively, compared with pre-FMT group, as determined by Shannon index ($p < 0.01$ for PFM-0d vs. pre-FMT and for NFM-0d vs. pre-FMT, **Supplementary Figures 2D–F**). The results of PCoA based on unweighted UniFrac distance revealed distinct clustering of seven groups from each other (**Supplementary Figures 2G–K**). Notably, adonis analyses further revealed that overall microbiota structure differed among seven groups ($p < 0.05$, **Supplementary Table 4**). These data confirmed that human fecal microbiota was transplanted into mouse psoriasiform models successfully. For recipient mice at all time-point (pre-FMT, at 0 and 4th day after complete FMT procedure), the relative abundance of top 15 bacteria at phylum level was reported in **Supplementary Figure 2L**.

Imiquimod cream applied onto the shaved back skin of mice can induce skin inflammation accompanied by human psoriasis-like pathological features, including remarkable acanthosis, parakeratosis, and infiltration of inflammatory cells in the superficial dermis. After termination of 1-week IMQ application, typical psoriasis-like phenotypes resolve over time. Here, we investigated the effects of different FMT (from patients with psoriasis or healthy people) on the course of IMQ-induced mouse psoriasiform dermatitis.

Typical lesions with erythema, scaling, and thickening were observed after 1-week IMQ application, compared with normal mouse skin (**Figure 3A**, pre-FMT). The cumulative score (erythema plus scaling) was detailed in **Supplementary Table 5** and depicted in **Figure 3B**. At day 0 after 3 consecutive days of FMT, PFM-0d group had higher scores than NFM-0d group or mice receiving PBS (CON-0d group) ($p < 0.05$), and a higher severity of psoriasis-like clinical characteristics was observed. The psoriatic manifestations in all groups almost disappeared at day 4 after FMT, when PFM-4d group, NFM-4d group, and CON-4d group showed similar severity.

Analysis of corresponding pathological slices from IMQ-induced psoriasiform dermatitis revealed relatively thicker epidermis in the PFM group, compared with the NFM group or CON group ($p < 0.01$, **Supplementary Table 6**, **Figures 3C,D**). Although there is no significant difference between the two groups, the NFM group presented slightly reduced thickness of the epidermis than the CON group. Thus, mice receiving FMT from patients with psoriasis displayed more delayed recovery of psoriasis-like phenotype up to the end of the experiment.

Less Reduction of IL-17A in Mice Transplanted With Psoriatic Fecal Microbiota

To further verify the possible mechanism of gut microbiota on distal skin changes, we analyzed expression levels of cytokines, including IL-17A, IL-17F, IFN-γ, TNF-α, and IL-23 in psoriasiform mice. The immunofluorescence results showed that IL-17A expression in mouse skin gradually decreased after the termination of IMQ application, accompanied by gradually improved psoriasiform skin lesions (**Supplementary Table 7**, **Figure 4**). The level of IL-17A in the PFM-0d group was higher than that in NFM-0d group or CON-0d group, suggesting its less reduction ($p < 0.01$). Although the expression of IL-17A did not differ significantly among three groups at day 4 after FMT, its expression was relatively high in PFM-4d group.

In order to explore the mechanism underlying the less reduction of IL-17A in lesions and considering the possible role of gut–skin axis, we analyzed the changes of IL-17A in gastrointestinal tissues. There was relatively low level of IL-17A expression in gastrointestinal tissues of psoriasiform mice before FMT, and we showed that FMT had an effect on its level (**Supplementary Table 8**, **Supplementary Figure 3**). In N and C group, IL-17A increased slightly at day 0 after FMT, and its expression at day 4 after FMT was almost the same as that at pre-FMT (**Supplementary Figure 3D**). No significant difference between N and C group was observed in all time-points ($p > 0.05$). It should be noted that IL-17A expression in P group was increased in post-FMT ($p < 0.01$), compared with that in N or C group (**Supplementary Figure 3**). This increase corresponds to the less reduction of IL-17A in lesions. There was no such a


A
PSO
NOR
CON
PRE_FMT
FMT_0d
FMT_4d
C
PSO
NOR
CON
PRE_FMT
FMT_0d
FMT_4d
B
Score (0-8)
Stage
CON
NOR
PSO
D
Number of epidermal cell layers
Stage
CON
NOR
PSO

FIGURE 3 | Mice received fecal microbiota transplantation (FMT) from patients with psoriasis showed significantly delayed recovery of psoriasiform dermatitis. After daily application of imiquimod (IMQ) cream for 5 consecutive days, mice in the different groups were respectively transplanted with fecal microbiota from patients with psoriasis (PSO), healthy controls (NOR), or control of PBS (CON). **(A)** Phenotypic presentation of dorsal skin of mice in different group. **(B)** Scores of skin lesions were calculated by erythema plus scaling (a scale from zero to four, respectively). **(C)** H&E staining (scale bar 50 μm) of dorsal skin of mice from different group. **(D)** Epidermal thickness was indicated by number of epidermal cell layers. Colored symbols in **(C,D)** indicated mean score ± SD of five mice per group.

corresponding relationship for other cytokines of IL-17F, IL-23, IFN-γ, and TNF-α (data not shown).

DISCUSSION

Evidence associating gut bacteria with distant extra-intestinal inflammation (e.g., the skin) through regulation of immune system has been expanding (29–31). The clinical observations on psoriatic comorbidities (e.g., IBD) and alterations in architecture of intestinal barrier have fueled the study concerning the correlation between psoriasis pathogenesis/development and gut microbiota.

The present study preliminarily demonstrated the relevance of gut microbiota in the course of psoriasis from several aspects. We first found that multiple gastrointestinal symptoms were significantly more frequent in patients with psoriasis than healthy controls, which may result from compromised intestinal barrier and/or disordered gut microbes (32). Except for gastric acid reflux, other gastrointestinal symptoms involved in this study were not found to be related to gender. Therefore, gender imbalance has little effect on the difference in gastrointestinal symptoms between the two groups.

Later, we found the recovery process of patients with psoriasis was accompanied by reduction of certain "psoriatic characteristic bacterial genera" (13, 15, 16, 33), which had been identified by published studies comparing gut bacteria in patients with psoriasis and healthy controls. Specific bacterial differences at all levels of taxonomic classification were summarized in **Supplementary Table 9** (13–18, 33–39). The *F/B* ratio has been shown to be significantly related to certain psoriasis comorbidities (e.g., metabolic syndrome) and be positively correlated with PASI score by comparison of gut metagenome between patients with psoriasis and healthy people (15, 37). There was no significant difference of *F/B* ratio between patients in Untreated and Treated group. However, it is in line with Dei-Cas et al., where patients with mild psoriasis and patients with moderate-to-severe psoriasis have similar *F/B* ratio (38). Specifically, significantly decreased Ruminococcaceae family, *Coprococcus_1* genus, and *Blautia* genus in Treated group corresponds to their significantly increased relative abundance in psoriasis group compared with healthy people. Of them, *Coprococcus_1* and *Blautia* belong to Lachnospiraceae family. However, no difference in relative abundance of the family was found between the two groups. *Blautia* genus is known to be associated with anti-inflammatory properties in allogeneic blood/marrow transplantation, colorectal cancer, and liver cirrhosis (38, 40–43), whereas, *Coprococcus_1* genus and Ruminococcaceae family both are related to antibiotic


A
PRE-FMT
FMT_0d
FMT_4d
DAPI
IL-17A
MERGE
B
C
D
E
F
G
50 μm
Relative abundance of IL-17A
40
30
20
10
0
Pre_FMT
FM_0d
FM_4d
Stage
CON
NOR
PSO

FIGURE 4 | Analysis of IL-17A in mouse skin lesions of psoriasiform by immunofluorescence assay (scale bar 50 μm). **(A)** Mice received FMT of psoriatic fecal sample. **(B)** Mice received FMT of healthy fecal sample. **(C)** Control mice received oral gavage of PBS. Blue fluorescence represents DAPI; red fluorescence represents IL-17A. The borderline between epidermis and dermis was dotted using asterisks. **(D)** Numbers of red fluorescence were counted to analyze IL-17A expression. Colored symbols indicate mean number ± SD of five mice per group. **(E–G)** Are respectively enlarged local area of **(A–C)** at FMT_0d. DAPI, 4′,6-diamidino-2-phenylindole; FMT, fecal microbiota transplantation; PBS, phosphate-buffered saline.

biosynthesis and have a beneficial influence on gut barrier function by producing short-chain fatty acids (SCFAs) (39, 44, 45). The former is a producer of butyrate, and the latter helps to metabolize indigestible polysaccharides into SCFA (46). Increased SCFAs lead to generate more energy, potentially promoting higher BMI for patients with psoriasis. Moreover, the results of two studies involving gut microbes of patients with psoriasis with different severity are heterogeneous regarding the differences in relative abundance of genus *Bacteroides* among groups. Huang et al. found increased *Bacteroides* in patients with psoriasis, especially the subgroup with severe psoriasis. Our results were consistent with Dei-Cas et al. that no differences of *Bacteroides* were found among patients with different psoriasis status. It is possible that these distinctions were derived from different criteria for the severity of psoriasis (18, 38). There are two hypotheses about the significant reduction of anti-inflammatory bacteria in Treated group and healthy controls. On the one hand, microbiota dysbiosis is one of the trigger factors of psoriasis in genetically predisposed individuals. A mild inflammation caused by other factors induce microbiota to change its composition for immune response, resulting in an abnormal alteration of the immune system. On the other hand, bacterial composition is changed for adjusting immune disorder of psoriasis. Detailed mechanistic studies focused on the causative effect of gut microbiota in psoriasis are required through animal models. At a minimum, these results suggested that gut microbiota was associated with psoriasis development. Unfortunately, there is a lack of patients who did not respond to acitretin plus NB-UVB. This alteration of characteristic microbiota signature might be attributed to acitretin itself or be associated with the recovery of psoriasis directly. However, only one study involved acitretin and gut microbes. It has shown that acitretin inhibits the growth of *Pseudomonas aeruginosa in vitro* (47), which was not a common bacterium in the human intestine. Biological agents were not used in the current study due to their known impact on the composition of the gut microbiome (48, 49). Thus, mechanistic studies with a larger sample size are needed to further explore whether acitretin has an impact on microbes.

We last showed delayed recovery of psoriasiform dermatitis in mice receiving psoriatic microbe transplantation, compared with those receiving healthy microbes. These results further showed a close association between gut microbiota and distal skin inflammation indicating that changes in microbial communities have an impact on the course of psoriasis. Replacing the disordered microbiota with healthy microbes may be beneficial to the recovery of patients with psoriasis. This study is just a preliminary exploration of FMT for the treatment of psoriasis, and further studies are needed.

Recipient mice used in this study were C57BL/six mice, which is superior to mouse with other genetic background, in terms of bacterial diversity and similarity with the donor microbes (26). They were not germ-free or treated with antibiotics like previous literatures reported. Although avoiding interference of their own intestinal microbiota, germ-free and antibiotic-treated mice have some limitations for this study. Antibiotics could not only affect systemic immunity but also limit the colonization of donor microbiota. Similarly, germ-free mice with abnormal intestinal structure have been reported to secrete more lipids resulting in more susceptible to low-grade inflammation or even imbalanced cytokines and immune cells (50). These may be the reason for the fact that germ-free mice and antibiotic-treated mice were more resistant to psoriasis-like inflammation induced by imiquimod, including a lower degree of Th17 activation, less IL-17 production and a lower number of IFN-γ + T cells (51). Antibiotic treatment in mice has been reported to affect the role of *Staphylococcus aureus* and *Streptococcus danieliae* on skin inflammation of imiquimod-induced psoriasis-like dermatitis (52). In addition, richer taxa from human gut have been confirmed to be reliably colonized in mice originally harboring a less diverse microbiota (53). Thus, it is realizable for the FMT in the current study to repopulate mice with microbial community of human.

It is well-accepted that cytokine-mediated inflammatory immune responses are involved in the development of psoriasis, including IL-17, IL-23, TNF-α, etc. (5, 37). *Coprococcus*, which was reduced in Treated group ($p < 0.05$), has been shown to have a strong relationship with abnormal inflammation-related indicators of psoriasis (36). Regarding the related cytokines in this study, the expression of IL-17A in the gastrointestinal tissues of the N and C groups increased slightly on FMT-0d and fell back to that level of pre-FMT on FMT-4d. One likely explanation for the transient rise of IL-17A is mechanical irritation caused by the gavage operation, and the gut microbes from healthy people did not produce obvious immune stimulation to mice. Notably, there was increased IL-17A expression in the gastrointestinal tract of P group post-FMT ($p < 0.01$), which remained higher than that level of pre-FMT, indicating that the disordered microbial communities of patients with psoriasis sustainably affect the immunity of mice. In terms of mechanism, mice in P group with increased IL-17A expression in the gastrointestinal tissue correspondingly showed delayed reduction of IL-17A in lesions and delayed recovery of psoriasiform dermatitis. We speculate the increased IL-17A in the gastrointestinal tract may be the cause of the less reduction of IL-17A in the skin lesion, which in susceptible individuals may trigger the development of psoriasis states. The effect of gut microbiota on the distal skin inflammation seems to be achieved by changing the secretion of cytokines, especially IL-17A, to induce systemic inflammation over-activation in psoriasis. These suggest systemic Th17 over-activation or systemic over-secreted IL-17A circulation may be a link between disordered gut microbiota and psoriasis development. However, the expression of IL-17A in skin lesions of the P group was higher than in N and C groups on FMT-4d, with no statistical difference, accompanied by the recovery of the psoriasis-like phenotype. Given that mice will not develop psoriatic dermatitis in the absence of external factors, the similar IL-17A expression levels among the three groups may be related to the lack of complete psoriasis-related immune pathways in mice. Moreover, the expression levels of other cytokines, including IL-17F, IL-23, IFN-γ, and TNF-α, were of no corresponding relationship with the states of mouse psoriasis-like phenotype. It is plausible

that gut microbes may not be involved in different pathways related to these cytokines in mice. Considering the relatively small sample size of our verification analysis, the analysis of interaction between psoriatic course and gut microbiome was likely underpowered and should be further confirmed by studies with larger sample size.

These investigations, observations, and previous published data suggest manipulation of gut microbiota could be a complementary treatment for psoriasis. It was also confirmed by diet adjustment and intake of the probiotic mixture (54, 55). But the efficacy still has some limitation. It is necessary to explore other ways of manipulating the microbiota, such as healthy microbe transplantation. There is a preliminary exploration that found significant clinical efficacy and safety of FMT in the treatment of a patient with severe psoriasis combined with irritable bowel syndrome (56). It is worth noting that the manipulation should aim to targeting the whole community rather than focusing on certain taxa, considering the unknown complex interactions among bacterial microorganisms. However, there are some limitations on using stool samples. Considering that certain microorganisms would loss viability when they are separated from the human body, FMT with fecal samples cannot accurately simulate the state of the bacteria in the donor gut. In addition, stool samples increased the contact between bacteria in different places of the gut, without involving the changes in distribution of microbes along the intestine and differentiating mucosal- and luminal-associated microbiota. Therefore, further exploration on how to make gut microorganisms of the recipient completely equal with their state in the donor body is clearly warranted.

In conclusion, multiple evidence we provided here further supports the involvement of gut microbiota in psoriatic development. This knowledge provides conceivable promise for developing beneficial complementary therapeutics for chronic course management of psoriasis. However, further explorations and clinical trials are needed to confirm the validity and safety of FMT in psoriasis.

DATA AVAILABILITY STATEMENT

The datasets presented in this study can be found in online repositories. The names of the repository/repositories and accession number(s) can be found at: https://www.ncbi.nlm.nih.gov/, PRJNA743747; https://www.ncbi.nlm.nih.gov/, PRJNA741854.

ETHICS STATEMENT

The studies involving human participants were reviewed and approved by the Ethics Committee of Sichuan Provincial People's Hospital. The patients/participants provided their written informed consent to participate in this study. The animal study was reviewed and approved by the Ethics Committee of Sichuan Provincial People's Hospital.

AUTHOR CONTRIBUTIONS

CS contributed to literature search, operation in experiments, data analysis, statistical analysis, and drafting of the manuscript. LC contributed to conception of the study, data collection/analysis, literature search, and critical revision of the manuscript. HY contributed to statistical analysis. HS contributed to operation in experiments and statistical analysis. ZX contributed to data interpretation and literature search. BZ contributed to data collection/analysis. XJ contributed to sample collection and data collection. BQ contributed to operation in experiments. ZS contributed to conception and design of the study, literature search, data collection, statistical analysis, and critical revision of the manuscript. All authors have read and approved the final manuscript.

FUNDING

This work was supported by National Natural Science Foundation of China (Nos. 81771783 and 82073444).

SUPPLEMENTARY MATERIAL

The Supplementary Material for this article can be found online at: https://www.frontiersin.org/articles/10.3389/fnut.2021.761978/full#supplementary-material

Supplementary Figure 1 | Similar community richness and species diversity in patients with psoriasis (un)treated with acitretin. **(A)** Obtained goods coverage index rarefaction curves all tended to be plateau, as the reading increases. Box plots with **(B)** Chao1 and **(C)** Simpson indexes were depicted.

Supplementary Figure 2 | Bacterial Alpha diversity and Beta diversity in all groups of mice. Chao1 index **(A)** among pre-FMT, PFM-0d, and PFM-4d, **(B)** among pre-FMT, NFM-0d, and NFM-4d, and **(C)** among pre-FMT, CON-0d, and CON-4d were depicted with Box plots and analyzed by Wilcoxon rank-sum test. Shannon index **(D)** among pre-FMT, PFM-0d, and PFM-4d, **(E)** among pre-FMT, NFM-0d, and NFM-4d, and **(F)** among pre-FMT, CON-0d, and CON-4d were depicted with Box plots and analyzed by Wilcoxon rank-sum test. $^{*}p < 0.05$ and $^{**}p < 0.01$. Principal coordinate analysis (PCoA) based on unweighted UniFrac distance showed differential clustering **(G)** among pre-FMT, PFM-0d, and PFM-4d, **(H)** among pre-FMT, NFM-0d, and NFM-4d, **(I)** among pre-FMT, CON-0d, and CON-4d, **(J)** among pre-FMT, PFM-0d, NFM-0d, and CON-0d, and **(K)** among pre-FMT, PFM-4d, NFM-4d, and CON-4d. Solid circles in the same circle represent similar bacterial composition. PC1, principal coordinate 1; PC2, principal coordinate 2. The percentage indicates the contribution of each principal component to the difference. **(L)** The relative abundance of top 15 bacteria at phylum level of all groups. Pre-FMT, before FMT; PFM-0d, at day 0 after FMT of psoriatic fecal sample; NFM-0d, at day 0 after FMT of normal fecal sample; CON-0d, at day 0 after oral gavage of PBS; PFM-4d, at day 4 after FMT of psoriatic fecal sample; NFM-4d, at day 4 after FMT of normal fecal sample; CON-4d, at day 4 after oral gavage of PBS.

Supplementary Figure 3 | Analysis of IL-17A in mouse gastrointestinal tissues of psoriasiform models by immunofluorescence assay (scale bar 50 μm). **(A)** Mice received FMT of psoriatic fecal sample. **(B)** Mice received FMT of healthy fecal sample. **(C)** Control mice received oral gavage of PBS. Blue fluorescence represents DAPI; red fluorescence represents IL-17A. **(D)** Numbers of red fluorescence were counted to analyze IL-17A expression. Colored symbols indicate mean number $\pm$ SD of five mice per group. **(E–G)** Are respectively enlarged local area of **(A–C)** at FMT_0d.

Supplementary Appendix 1 | Main investigation content of gastrointestinal discomfort symptoms in psoriatic patients and general population.

Supplementary Table 1 | The demographic details of psoriatic patients (un)treated with Acitretin plus NB-UVB. PASI 75, clinical improvement more than 75%, assessed by PASI score.

Supplementary Table 2 | The relative abundance and difference of each identified phylum between Untreated group and Treated group. *P*-value was calculated by kruskal-wallis analysis. FDR_P, *P*-value calibrated by False Discovery Rate; Untreated_mean, mean relative abundance of each bacterial phylum in Untreated group; Treated_mean, mean relative abundance of each bacterial phylum in Treated group.

Supplementary Table 3 | The chao1 and shannon index of mouse fecal microbiota samples. FMT, fecal microbiota transfer; Pre-FMT, before FMT; PFM-0d, at day 0 after FMT of psoriatic fecal sample; NFM-0d, at day 0 after FMT of healthy fecal sample; CON-0d, at day 0 after oral gavage of PBS; PFM-4d, at day 4 after FMT of psoriatic fecal sample; NFM-4d, at day 4 after FMT of healthy fecal sample; CON-4d, at day 4 after oral gavage of PBS.

Supplementary Table 4 | The results of Adonis analysis among groups. FMT, fecal microbiota transfer; Pre-FMT, before FMT; PFM-0d, at day 0 after FMT of psoriatic fecal sample; NFM-0d, at day 0 after FMT of healthy fecal sample; CON-0d, at day 0 after oral gavage of PBS; PFM-4d, at day 4 after FMT of psoriatic fecal sample; NFM-4d, at day 4 after FMT of healthy fecal sample; CON-4d, at day 4 after oral gavage of PBS.

Supplementary Table 5 | The scores of the skin scaling and erythema in mouse psoriasiform models measured by four independent researchers. FMT, fecal microbiota transplantation; FMT-0d, Day 0 after FMT; FMT-4d, Day 4 after FMT; P group, mice receiving psoriatic microbiota transplantation; N group, mice receiving healthy microbiota transplantation; C group, mice receiving PBS; Mean (SD), Mean and SD of PASI scores (scales plus erythema).

Supplementary Table 6 | The number of epidermal cell layers in the back skin of mice psoriasiform models measured by three independent researchers under two high-power fields of light microscope. FMT, fecal microbiota transplantation; FMT-0d, Day 0 after FMT; FMT-4d, Day 4 after FMT; P group, mice receiving psoriatic microbiota transplantation; N group, mice receiving healthy microbiota transplantation; C group, mice receiving PBS; Mean (SD), Mean and SD of number of epidermal cell layers under one high-power fields.

Supplementary Table 7 | The number of IL-17A$^+$ cells in lesion of mouse psoriasiform models. PFM, mice receiving psoriatic fecal microbiota transplantation; NFM, mice receiving healthy fecal microbiota transplantation; CON, mice receiving PBS; PRE, Pre-fecal-microbiota-transplantation; 0d, at Day 0 after fecal microbiota transplantation; 4d, at Day 4 after fecal microbiota transplantation; M n, n mice in the same group.

Supplementary Table 8 | The number of IL-17A$^+$ cells in gastrointestinal tissues of mouse psoriasiform models. PFM, mice receiving psoriatic fecal microbiota transplantation; NFM, mice receiving healthy fecal microbiota transplantation; CON, mice receiving PBS; PRE, Pre-fecal-microbiota-transplantation; 0d, at Day 0 after fecal microbiota transplantation; 4d, at Day 4 after fecal microbiota transplantation; M n, n mice in the same group.

Supplementary Table 9 | Gut microbial alterations in patients with psoriasis/psoriatic arthritis compared with normal controls, based on published literatures.

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Conflict of Interest: The authors declare that the research was conducted in the absence of any commercial or financial relationships that could be construed as a potential conflict of interest.

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nutrients

Review

The Role of Probiotics in Skin Health and Related Gut–Skin Axis: A Review

Ting Gao, Xiaoyu Wang , Yixuan Li and Fazheng Ren *

Key Laboratory of Precision Nutrition and Food Quality, Key Laboratory of Functional Dairy, Ministry of Education, Beijing Laboratory of Food Quality and Safety, Department of Nutrition and Health, China Agricultural University, Beijing 100083, China; gaotinginging@163.com (T.G.); xy.wang@cau.edu.cn (X.W.); liyixuan@cau.edu.cn (Y.L.)

* Correspondence: fazhengren1962@163.com

Abstract: Aging skin, wrinkles, pigmentation, and dryness are problems that plague people, and researchers are working to solve them. Recent studies have shown that intestinal microbiota homeostasis can influence skin health, demonstrating the existence of a gut–skin axis. Recently, improving skin health through probiotic interventions has been proposed, and micro-ecological skin care is becoming a popular concept. By regulating skin health and gut–skin axis interactions, probiotics can be used as potential management tools to suppress and improve skin diseases in multiple ways, including decreasing oxidative stress, suppressing inflammatory responses, and keeping immune effects. The purpose of this paper is to provide a comprehensive review of the application and mechanisms of probiotic-mediated gut microbiota homeostasis in skin care and to offer a theoretical basis for the application of probiotics in skin care.

Keywords: skin; probiotics; intestinal microbiota; gut–skin axis

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Citation: Gao, T.; Wang, X.; Li, Y.; Ren, F. The Role of Probiotics in Skin Health and Related Gut–Skin Axis: A Review. *Nutrients* **2023**, *15*, 3123. https://doi.org/10.3390/nu15143123

Academic Editor: Miguel Romero-Pérez

Received: 14 June 2023
Revised: 3 July 2023
Accepted: 7 July 2023
Published: 13 July 2023

1. Introduction

Skin accounts for about 15 percent of the total body weight of adults, with an average surface area of 1.5–2 m^2 [1]. One of the main functions of the skin is its use as a mechanical barrier to disease-causing microorganisms and harmful substances; in fact, it could be viewed as one of the host's vital defenses against infections, as well as the innate and adaptive immune system [2]. Other important features include inhibition of transcutaneous water loss (TEWL), thermoregulation, structural support, and vitamin synthesis, all of which assist in maintaining a healthy host [2–4].

The quest for beauty never ends. It is often hard to know whether skin issues, including skin pigmentation, skin wrinkles, skin aging, and skin dehydration, occur due to external elements or internal changes. Skin issues have various causes, and investigators are continuously researching safe and efficient skin treatment products to address skin issues. Today, various cosmetic products contain chemicals, including titanium dioxide, which are more or less toxic and may be harmful to an individual's health [5]. There are also various researchers who use raw materials extracted from herbal medicines as important components in skin treatment products, while they show certain results due to the complexity of herbal ingredients, their influences sometimes fail to meet expectations and their quality still needs to be improved [6,7]. Thus, there is an urgent need to explore safe and efficient ingredients for skin treatment products that can effectively address skin issues. Recently, researchers have suggested that probiotics can be used as an efficient ingredient in cosmetics to address the above-mentioned skin issues to a better effect. In addition, experimental research have indicated that probiotics have no or less toxic influences on hosts and can be better used in the development of skin treatments.

Recently, we have become increasingly aware of the powerful effect of probiotics in many fields, and the effects of probiotics in skin care have been increasingly studied and argued by researchers. Probiotics can act through a variety of mechanisms (Figure 1).


Indigestion
Diarrhea
High body fat
High blood lipids
Reproductive system infections
Allergy prone
Poor condition
Insufficient probiotics
Adequate probiotics
Promotes digestion
Improve diarrhea
Lower body fat
Regulation of blood lipids
Prevention of infection
Allergy Prevention
Skin Peeling and Skin Care

Figure 1. The beneficial effects of probiotics on the organism. When the abundance of probiotics in the organism is insufficient, the organism suffers from the following issues: indigestion, diarrhea, high body fat, high blood lipids, reproductive system infections, allergy prone, and poor skin condition (**left** picture). When the abundance of probiotics in the organism is sufficient, the organism behaves as follows: promotes digestion, improves diarrhea, lowers body fat, regulates blood lipids, prevents reproductive system infections, prevents allergies, and skin peeling and skin care (**right** picture).

This paper reviews the applications of probiotics in skin care, such as skin whitening, skin moisturizing, skin anti-aging, skin anti-wrinkle, and body odor removal, and their mechanisms, which offers a theory basis for further applications of probiotics in skin care in the future.

Although the applications of topical biologic therapies date back to 1912, when topical use of *Lactobacillus bulgaricus* ameliorated skin problems, including acne and seborrhea, the skin care industry has recently seen a proliferation of topical preparations containing microorganisms [8]. Table 1 lists skin care products containing probiotics sold worldwide.

Table 1. Skin care products with added probiotics and their effects.

Product	Probiotics	Efficacy
Okana	*Bacillus* bacterial ferment extract	Helps skin retain its firmness and elasticity and keeps it feeling smooth and plump.
Amperna	Unique probiotic complex	Soothes irritated skin and calms redness. Tested on eczema, dermatitis, perioral dermatitis, rosacea, and acne-prone skin.
Cream	1. *Lactobacillus acidophilus* 2. *Lactobacillus rhamnosus*	Anti-photoaging
Elissah Bio P2 Laviol Skin Care	16 types and 35 strains of bacteria including 14 *Bifidobacterium* and *Lactobacilli*.	Strengthens the skin's barrier against environmental threats and reduces the factors that trigger skin sensitivities, redness, and irritation.
Probiotic Skin Cream Melvory	lactobacilli probiotic (*Lactobacillus* ferment filtrate)	Cleans away the bad bacteria on the skin. For acne-prone or teenage skin.

Table 1. *Cont.*

Product	Probiotics	Efficacy
Andalou Brightening Probiotic + C Renewal Cream	*Bacillus coagulans*	Skin-friendly vegan probiotic microflora enzymatically supports dermal vitality, targeting over-exposed surface cells for a lighter, tighter, brighter looking appearance, and a luminous complexion.
Biossance Squalane + Probiotic Gel	*Lactococcus* ferment lysate	Helps restore the skin's balance and renew the skin barrier
Neogen Dermalogy Probiotics Double Action	The patented complex of Bifida ferment lysate, *Lactobacillus*, and *Streptococcus thermophilus* ferment	Protects the skin barrier
Elemis Dynamic Resurfacing Facial Pads	*Lactococcus* ferment lysate	Stimulates skin-cell renewal and reinforce the skin barrier
Manyo Factory Bifida Complex Ampoule	Bifida ferment lysate, Bifida ferment filtrate, *Lactobacillus* ferment lysate, and *Lactococcus* ferment lysate	Encourages self-repair of skin, hydrates, replenishes moisture and prevents aging
LaFlore Probiotic Serum Concentrate	*Lactococcus* ferment lysate and live kefir Probiotics (*Hansenula*/*Kloeckera*/*Lactobacillus*/*Lactococcus*/*Leuconostoc*/*Pediococcus*/*Saccharomyces*)	Helps calm and smooth fine lines and wrinkles and boosts the skin's natural defense system.
Elizabeth Arden Superstart Probiotic Boost Skin Renewal Biocellulose Mask	*Lactococcus* ferment lysate; inactivated strains of *Lactobacillus casei* and *Lactobacillus acidophilus*	Optimizes skin's microflora and natural defense. Moisturizes and smoothens skin
Dot and Key 72 h hydrating gel and Probiotics	*Saccharomyces* black tea ferment, *Lactobacillus*	Provides hours long moisturization and restores microbiome balance

However, there are many problems with topical probiotics that have not yet been solved. External products cannot be manufactured under sterile status and, therefore, do not require sterility testing. These manufacturers usually include antiseptics to regulate the microorganism's growth. These antiseptics may influence the viability of probiotic strains and also inadvertently change the microbiota of the receptor [8]. Topical formulations containing probiotics have not yet moved outside the personal care manufacture category; because they assess a high load of colony-forming units, such formulations have difficulty passing the US Food and Drug Administration's (USFDA) modulatory provisions for microbiota load. Antiseptic effect testing is a vital barrier to measuring these applications. According to the United States Pharmacopeia (USP), topical probiotic preparations for the treatment of acne were tested for microbiota counts. Studies have shown that topical products do not contain "undesirable" amounts of live microorganisms and, therefore, according to the USP [9], do not require less than 1000 colony-forming units (CFU). Meanwhile, since the stratum corneum maintains the skin's strict natural and protective barrier function, it regulates the absorption of effective substances into the deeper layers of the skin, thus also limiting the choice of treatments [10]. The preparation requirements for topical applications, including live microorganisms, are significantly different from those for products containing only smaller molecules resulting from the need to maintain microbial stabilization. Key factors that are required for microbial control are pH and osmolarity contents, as well as temperature and humidity levels of the storage environment [11].

Topical probiotics have been used to maintain skin health since the beginning of the 20th century, and the last decade has seen a dramatic rise in commercially available topical probiotics [12]. With the increasing popularity of these topical products and the dearth of clinical trials or efficacy studies to establish their clinical efficiency, we are gradually focusing on internal probiotics in treating skin disorders. Since internal probiotics first enter the intestinal tract and inevitably interfere with skin conditions by affecting intestinal homeostasis, this article elaborates on the relationship between probiotics, the intestine and

skin, in an attempt to provide potential solutions and clinical value for finding appropriate skin interventions.

2. The Different Effects of Probiotics on the Skin (Figure 2)

2.1. Skin Whiting

Recently, there has been an increasing interest in skin lightening, and the focus of brightening products is to decrease melanin content and suppress overproduction pigmentation [13]. Melanin is photoprotective and protects the skin from ultraviolet (UV) radiation, but the overexpression of pigmentation can affect skin tone and even induce various skin disorders, including freckles and melasma [14–16]. The process of melanin production involves various enzymes and chemical catalytic reactions [17,18]. There are three main enzymes associated with melanogenesis, containing tyrosinase, tyrosinase-related protein 1 (TYRP-1), and tyrosinase-related protein 2 (TYRP-2), with tyrosinase being the indispensable primary enzyme [19]. A lot of whitening cosmetics can precisely suppress the tyrosinase activity, thus reducing melanin content and achieving a brightening effect. Recently, probiotics have been increasingly used in brightening products, which is tightly associated with their great antagonistic influence on tyrosinase (Figure 2).


Inhibit the cleavage of collagen
Anti-photoaging
1. Lactobacillus plantarum HY7714
2. Lactobacillus acidophilus IDCC 3302
3. Lactobacillus sakei Lipoteichoic Acid
4. Bifidobacterium breve B-3
1. The activity of antioxidant
2. Inhibit the synthesis of MMP-1 to reduce the degradation of collagen
Anti-wrinkle
1. Lactobacillus plantarum HY7714
2. Lactobacillus acidophilus IDCC 3302
3. Lactobacillus KCCM12625P
4. Nitrosomonas eutropha
Reduce strains associated with odor production
Remove body odor
1. Lactobacilli
1. Inhibits the production of melanin
2. Inhibits the activities of tyrosinase, TYRP-1 and TYRP-2
Skin whiting
1. Bifidobacterium adolescentis
2. Lactobacillus helveticus NS8
3. Rhodobacter sphaeroides
1. Improves skin barrier
2. Reduce transepidermal water loss (TEWL)
Skin moisturization
1. Lactobacillus brevis SBC8803
2. Lactobacillus plantarum HY7714
3. Lactobacillus acidophilus IDCC 3302
4. Lactobacillus helveticus
5. Lactobacillus rhamnosus
1. Inhibits cell decay
2. Prolongs cell cycle
Anti-chronological Aging
1. Sphingomonas hydrophobicum

Figure 2. The skin improvement effect of probiotics and its related mechanism. The skin improving effects of probiotics include: anti-photoaging (inhibit the cleavage of collagen), skin whiting (inhibits the production of melanin and inhibits the activities of tyrosinase, TYRP-1 and TYRP-2), anti-wrinkle (the activity of antioxidant and inhibition of the synthesis of matrix metalloproteinase-1 (MMP-1) to reduce the degradation of collagen), skin moisturization (improves skin barrier and reduces TEWL), body odor removal (reduce strains associated with odor production), and anti-chronological aging (inhibits cell decay and prolongs cell cycle).

A study suggested that the antagonistic influence of *Bifidobacterium adolescentis* culture filtrate on mushroom tyrosinase and tyrosinase activity strengthened with increasing content, thereby reducing the melanin levels in B16F10 cells [20]. According to these studies, *Bifidobacterium adolescentis* culture filtrate could modulate tyrosinase activity via its antioxidant effect, thereby decreasing melanin content and achieving a whitening purpose. Moreover, they also uncovered that lactic acid in *Lactobacillus* can suppress melanin synthesis directly by down-regulating tyrosinase activity and also regulate melanin

synthesis by affecting tyrosinase expression or tyrosinase, tyrosine 1 and tyrp-2 to exhibit a brightening effect [21].

Probiotics can decrease melanin content not only by regulating tyrosinase activity but also by other means to achieve a whitening effect. Jingjing Rong et al. indicated the brightening effect of *Lactobacillus helveticus* NS8 fermented milk supernatant (NS8-FS) [22]. Data demonstrated that NS8-FS decreased melanin levels in B16F10 cells by suppressing the activity of tyrosinase and proteins associated with tyrosinase expression. Furthermore, a UV radiation-induced pigmentation model was established in guinea pigs. Masson-Fontana staining and tyrosinase staining tests confirmed that NS8-FS improved skin pigmentation. The potential mechanism by which NS8-FS improved skin pigmentation is the modulation of the Nrf2 activity, which promotes melanogenesis in melanocytes under UV-mediated oxidative stress [23]. Liu et al. explored the inhibitory effect of *Rhodobacter spheroides* (Lysogen™) on melanin synthesis [24]. Research demonstrated that melanin content in B16F10 cells up-regulated after α-MSH supplementation and down-regulated in a dose-dependent manner after Lysogen™ treatment.

2.2. Skin Moisturization

There are various reasons for dry skin, such as seasonal alterations, skin barrier damage, and disorderly flaking [25]. Skin hydration is important for health and beauty, and it exerts vital effects on maintaining proper body activity and beauty. Thus, we are continuously searching for molecules that are beneficial for maintain skin moisture. Probiotics can decrease TEWL and improve skin dryness, which can be used to modulate dry skin. Moreover, probiotics can also decrease skin water-loss by modulating skin–barrier function and are good skin moisturizers [26].

A study confirmed that the oral supplementation of *Lactobacillus plantarum* HY7714 increased ceramide levels by elevating serine palmitoyltransferase (SPT) mRNA expression and decreasing ceramidase mRNA expression [27]. Ceramides exert an important effect on keeping the structural support of the epidermal barrier and the epidermal hydration [28,29]. Elevated ceramide contents lead to lower TEWL values and up-regulated hydration. Studies used ELISA to detect hyaluronic acid (HA) content and found that the use of acidophilic lactic acid IDCC 3302 exerts a beneficial effect on skin hydration [30,31]. In conclusion, the treatment of *Lactobacillus acidophilus* IDCC 3302 resulted in improved skin dryness and decreased TWEL, thereby up-regulating skin hydration. Hidoko BABA et al. indicated that the administration of *Lactobacillus helveticus*-fermented milk whey (LHMW) led to an obvious reduction in TWEL of intact skin and an increase in skin water content, proving that LHMW milk has a moisturizing effect and is used in cosmetics [32].

2.3. Skin Barrier Integrity

Damage to the skin barrier function can adversely affect the skin by disrupting the moisture balance on the skin surface [33]. Ye-On Jung et al. demonstrated experimentally that *Lactobacillus rhamnosus* (LR) can effectively improve the skin barrier and can be regarded as a moisturizing skin care product [34]. They used immunofluorescence staining to identify up-regulated expression levels of Claudin-1 and Occludin, two tightly bound molecules and indicated that the stratum corneum of tissues treated with LR lysate was tighter and more organized. Moreover, qPCR results suggested elevated expression levels of loricrin and filaggrin which exert a vital effect on the restoration of skin barrier function [35]. Furthermore, the strengthened skin barrier function was further suggested by reducing sodium dodecyl sulfate (SLS)-induced cytotoxicity and decreasing skin permeability.

2.4. Anti-Aging

Chronological aging and photoaging are two primary forms of skin aging [36]. Chronological aging is mainly influenced by internal elements, whereas photoaging is mainly influenced by external elements [37]. These influences are different but have similar regulatory mechanisms, but probiotics have a beneficial effect on both forms of skin aging.

2.4.1. Anti-Chronological Aging

Chronological aging is mainly associated with genetic elements and is a regular physiological process in the human body. As we age, the body ages, and so does the skin, which is characterized by thinning and dryness [38]. Probiotics achieve anti-aging mainly by suppressing cell decay and prolonging the cell cycle. Sandie Gervason et al. indicated that the exclusion of *Sphingomonas hydrophobicum* (SH) could suppress the production of proteins associated with aging, such as P16 and P21, using an immunohistological experiment. P16 and P21 are cell cycle antagonists, which suppress the cell cycle and result in cell aging [39,40]. The production level of P16 and P21 in the experimental group were obviously down-regulated versus the control group without SH extraction. SH extraction was also demonstrated to suppress the SA-β-galactosidase level, which is linked to aging, to improve cell senescence. Moreover, the level of fibrillin-1 and Versican was up-regulated after SH extraction supplementation. Previous research indicated that fibrillin-1 participates in the production of elastic skin fibers [41] and that an up-regulated Versican level can inhibit the apoptosis response of fibroblasts [42], both of which can slow down cell senescence. In the case of SH extraction, it can be used as an anti-aging skin-care product.

2.4.2. Anti-Photoaging

Photoaging is primarily influenced by external environmental elements, such as UV radiation and toxins. These external elements will induce injury to the skin, causing it to lose elasticity, lose moisture, thicken, and become rough and sluggish [43]. Probiotics have a significant influence on the treatment of photoaging, which is primarily achieved by suppressing collagen division.

Research indicated that patients taking *Lactobacillus plantarum* HY7714 had decreased epidermal moisture loss, decreased wrinkle depth, and ameliorated skin gloss and elasticity [44]. Research demonstrated that tyndallized *Lactobacillus acidophilus* IDCC 3302 could restore the reduction in collagen expression after UV irradiation via Western blot analysis [45]. Meanwhile, it was shown that tyndallized *Lactobacillus acidophilus* IDCC 3302 could obviously decrease the contents of MMP-1, MMP-2, and MMP-9 in HaCaT, which were up-regulated due to exposure to UV rays, primarily by suppressing the MAPK signaling pathway. Moreover, tyndallized *Lactobacillus acidophilus* IDCC 3302 can improve the inflammation response by reducing the levels of proinflammatory cytokines, including IL-1β, IL-8, and TNF-α. The above data showed that tyndallized *Lactobacillus acidophilus* IDCC 3302 can inhibit photoaging and ameliorate inflammation responses induced by UV irradiation. You et al. suggested that *Lactobacillus sakei* Lipoteichoic Acid (sLTA) could suppress the phosphorylation of MAPK and further block the MMP-1 synthesis when hosts are exposed to UV rays [46].

2.5. Anti-Wrinkle

Wrinkles are induced by atrophy of the skin and repeated contractions of facial muscles underneath [47]. The use of probiotics has been proven to regulate facial wrinkles. The antioxidant activity of probiotics is closely associated with their anti-wrinkle properties. Moreover, MMP-1 synthesis activates the degradation of collagen produced by fibroblasts, resulting in wrinkles on the surface of human skin [48]. Probiotics could suppress MMP-1 synthesis and decrease collagen degradation, resulting in anti-wrinkle properties.

Researchers found that tyndallized *Lactobacillus* KCCM12625P (AL) can suppress the MMP-1 synthesis, thus preventing wrinkle formation. AL can effectively inhibit the formation of facial wrinkles and act as an anti-wrinkle mainly through the above two aspects.

Hyun Mee Kim et al. found that *Lactobacillus plantarum* HY7714 had a powerful blocking function on UV-induced MMP-1 according to Western blot [49]. Moreover, *Lactobacillus plantarum* HY7714 inhibited the MMP-1 expression and the MMP-2 and MMP-9 activity, which effectively improved the area and depth of wrinkles and exerted a vital effect on wrinkle elimination. A study indicated that tyndallized *Lactobacillus acidophilus* IDCC 3302

could effectively decrease MMP-1, MMP-2, and MMP-9 contents in UV-exposed HaCaT cells measured by ELISA. Therefore, tyndallized Lactobacillus acidophilus IDCC 3302 could decrease wrinkles by suppressing MMPs.

3. Presentation of the Gut–Skin Axis

The microbiota of the gut is similar to that of the skin. Various studies have linked inflammatory skin status to intestinal microbiota disorder. The intestinal microbiota affects the body's immunological function. The immune system defends itself from external pathogenic bacteria. Once the intestinal microbiota is imbalanced, the changed intestinal microbiota may lead to autoimmune and inflammation status not only in the intestines but also in remote organs, including the skin [50]. Various research prove the notion that disorders in the intestinal microbiota could contribute to skin diseases, including acne [51,52], atopic dermatitis [53], psoriasis [54], and rosacea [55]. The immune system appears to mediate the connection between the skin and the intestine. Microbial interactions with the host immune system are important for maintaining skin homeostasis [56]. Thus, a balance between skin and intestines is a logical way to cure many skin disorders. Probiotics exert a crucial effect in improving the microbiota and are a vital therapeutic modality in the cure of inflammatory skin disorders [50].

The gut–skin axis suggests a relationship in which the immune properties of the gut microbiota can also influence skin health. The positive modulation of the skin or intestinal microbiota via oral probiotics is regarded as a potential clinical approach to prevent photoaging of the skin. Oral probiotics are a kind of live microbiota that modify the intestinal microbe and can have direct photoprotective influences on special skin cells via regulating immune responses and inflammation factors. In addition, they can increase the serum contents of short-chain fatty acids (SCFAs), which induce a range of immune and inflammatory responses. Oral probiotics have been investigated as a means to directly improve the intestinal microbiota to suppress and cure skin photoaging. In addition, oral probiotics have been used in the treatment of other skin diseases, including atopic dermatitis, acne, rosacea, and psoriasis, by regulating the skin microbiota and gut–skin axis [57–61]. This section discusses the effect of oral probiotics in photoaging and their associated mechanisms.

3.1. Improvement of Intestinal Homeostasis by Probiotics

3.1.1. Enhancement of Barrier Function

Probiotics ameliorate gut barrier dysfunction through a variety of potential mechanisms. These mechanisms include upregulation of the expression of mucin proteins, including mucin-type glycoproteins (MUC)1, MUC2, and MUC3, which in turn restrict the movement of bacteria in the mucus, and upregulation of the secretion and expression of antimicrobial peptides and tight junction proteins, including α-defensins, β-defensins and occlusion bands (ZO), to prevent cell proliferation [62].

3.1.2. Suppression of Pathogens

Probiotics compete with pathogenic bacteria or commensals to combine with mucins or epithelial cells and prevent the overgrowth of potentially pathogenic bacteria. Moreover, probiotics offer anti-microbial ingredients, including anti-microbial peptides, SCFA, and bacteriocins, which are associated with inhibiting or killing pathogenic microorganisms. In addition, SCFA, including butyrate, for example, help regulate the expression of occludin and ZO, both of which are associated with the improvement of the epithelial barrier integrity [63].

Probiotics also up-regulate the production of IgA in the host gastrointestinal (GI) tract. Secretory IgA defends the intestinal epithelium from colonization and/or invasion via ligation of pathogenic or commensal antigens, induces reverse transcriptional transport of antigens to dendritic cells (DCs), and reduces pro-inflammatory factors [64].

3.2. The Pathway of Probiotic-Mediated Intestinal Microbiota Regulating Skin Status (Figure 3)

3.2.1. Immunologic Pathway

In terms of immunity to *Staphylococcus aureus*, the most popular bacterial strain influencing atopic dermatitis (AD), an association was indicated between the intestines and skin. *Staphylococcus aureus* is the most common pathogenic bacteria in the skin of AD patients. By contrast, a new birth cohort research showed that colonization with *Staphylococcus aureus* strains exerted a vital effect on preventing the development of AD in infancy, as early responses to *Staphylococcus aureus*, similar to other skin strains, promoted the maturation of the infant's immune system. *Staphylococcus aureus* strains on the mucosa can play a protective role through immune stimulation [65]. This research supports the speculation that the intestines and skin control the immune environment through the gut microbiota (Figure 3).


Immunomodulation
Gut microbiota homeostasis
Digestion and absorption of nutrients
Intestinal mucosal barrier
Resistance to pathogens

Figure 3. Oral probiotics mediate the beneficial effects of intestinal homeostasis on the organism. After the host ingests probiotics through the oral route, the probiotics enter the intestinal tract and play a role in improving intestinal homeostasis, mainly manifested as: immunomodulation, gut microbiota homeostasis, digestion and absorption of nutrients, and intestinal mucosal barrier.

Specific intestinal microbiota and their metabolites, including retinoic acid and polysaccharides A separated from *Bacteroides fragilis*, *Facecalibacterium prausnitzii*, and bacterial species attributing to *Clostridium* groups IV and XI, facilitate the accumulation of Tregs and lymphocytes that activate anti-inflammatory responses. In addition, some SCFAs, particularly butyrate, can modulate immune cell activation and apoptosis [66].

The gut microbiome has been studied as an important contributing factor to the immunologic pathway of skin disorders via probiotics. Orally administered probiotics could interact with gastrointestinal mucosa and gut-associated lymphoid tissue (GALT), where more than 70% of immune cells are located [67]. Probiotics interact with epithelial cells, mucosal DC, and macrophages in diverse ways. Depending on the probiotic strain, they can either induce immune activation signaling by producing IL-12, IL-18, and TNF-α or trigger tolerance signaling by stimulating anti-inflammatory cytokines, such as IL-10 and TGF-β [68,69]. In the IL-10/TGF-β-enriched cytokine milieu, DCs and macrophages can enhance the generation of the induced Treg cells that play key roles in maintaining peripheral immune tolerance by balancing the ratio of effector and Treg cells. Apart from probiotics, alterations in the gut microbiome might affect the development of host immune cell function through differences in gut microbiome genes, particularly in infants with AD [70].

3.2.2. Metabolite Pathway

Metabolites originating from intestinal microbiota, including SCFAs, or further supplemented by oral administration, also resolve the link between the intestines and the skin through the microbiota. SCFAs produced by intestinal microbiota including *Akkermansia muciniphila* exert an important effect on the pathology and etiology of AD, which could account for its correlation with the cutaneous immune system. A study showed that linoleic acid and 10-hydroxy-cis-12-octadecenoic acid alleviated AD diseases and controlled the intestinal microbiota in mice [71]. Further, three differential subgroups of the neonatal intestinal microbiota (NGM1–3) and its metabolites have been shown to play a role in early allergic sensitization [72]. Among these three subgroups, NGM3 is associated with multiple allergic sensitizations and was found to be relatively low in content in *Bifidobacterium*, *Ackermannia* and *Fasciola* [65]. For instance, 12,13-dihydroxy-9Zoctadecenoic acid (12,13-DiHome), a metabolite with inflammatory actions on in vitro immune control, was abundant in NGM3. In addition, 12,13-DiHome was up-regulated in the protective layer of casein, the white waxy coating on newborn host skin. These results may suggest the presence of a metabolite pathway in the gut–skin axis [65].

3.2.3. Neuroendocrine Pathway

Similarly to the skin, the lining of the GI is in direct contact with the outside environment, including food and microbes. One of the important roles of the skin and intestine is to suppress the entry of any pathogenic bacteria, and the microorganisms on both organs can be beneficial for the removal of these pathogenic bacteria through immune function, so it is essential to establish a balanced intestinal microbiota in both tissues and keep the appropriate balance for good health. In addition, these two microbiomes can interact with each other via neuroendocrine signaling. This influence can occur through two pathways: direct and indirect [65]. Tryptophan production by gut microbes leading to itchy skin in AD patients is an example of a direct signal. Conversely, γ-aminobutyric acid produced from *Lactobacillus* and *Bifidobacterium* in the intestines inhibits skin itching [65,73].

By indirect route, gut microbes control the content of cytokines such as IL-10 and IFN-γ in the blood, which can result in unusual alterations in brain function, leading to anxiety and stress [65]. Cortisol is a representative stress hormone in hosts that can change the permeability and barrier function of the intestinal epithelium by altering the composition of the intestinal microbe [74]. Cortisol can also alter the contents of circulating neuroendocrine molecules, including tryptamine, trimethylamine, and 5-hydroxytryptamine, further enhancing the skin barrier and immunological function [75].

4. Probiotics-Mediate Intestinal Microbiota to Improve Skin Disorders (Figure 4)

4.1. Acne

Acne patients have a special skin microbe. Available treatments for acne have various challenges because it injures the mechanical barrier of the skin, thereby drying it out and stimulating it. Research examining the skin–gut axis relationship in acne have shown that treatment with probiotics can improve the immune response beyond the intestines and extend it to the skin [61]. There is increasing evidence that topical probiotics also modulate the skin's mechanical barrier and generate a secondary up-regulation in antimicrobial peptides. For instance, the lactic acid bacterium *Streptococcus thermophiles* promoted ceramide synthesis when used as a cream, lasting one week in vitro and in vivo [76–78]. Ceramides can confine water to the skin, and certain ceramide sphingolipids, including sphingomyelin, have antibacterial activity against *Cutibacterium acnes*, further restoring acne. Through the generation of ceramides, probiotics are used to enhance the skin's mechanical barrier, which is helpful for acne-affected skin, as ceramides soothe irritated skin [79].

Thus, probiotics may be used to enhance protective barriers, suppress acne-causing bacteria, decrease pustules, and offer relief from skin irritation in acne patients (Figure 4).



Nitrosomonas eutropha,
Lactobacillus buchneri
· Aging
· Acne
Streptococcus thermophiles,
Enterococcus faecalis,
Streptococcus salivarius
· Atopic dermatitis
Vitreoscilla filiformis,
Streptococcus thermophilus,
Lactobacillus johnsonii
· Psoriasia
Bifidobacteria infantis,
Lactobacillus pentosus
· Wound healing
Lactiplantibacillus plantarum
kefir, Lactobacillus fermentum,
Saccharomyces cerevisiae
· Dandruff
Lactobacillus paracasei
· Rosasea
Bifidobacterum breve BR03,
Lactobacillus salivarius

Figure 4. Probiotics can treat skin diseases. Different probiotics can treat different skin diseases, for example, *Nitrosomonas eutropha* and *Lactobacillus buchneri* can improve skin aging; *Streptococcus thermophiles*, *Enterococcus faecalis* and *Streptococcus salivarius* can improve acne; *Vitreoscilla filiformis*, *Streptococcus thermophilus* and *Lactobacillus johnsonii* can improve atopic dermatitis, *Bifidobacteria infantis* and *Lactobacillus pentosus* can improve psoriasia; *Lactiplantibacillus plantarum* kefir, *Lactobacillus fermentum* and *Saccharomyces cerevisiae* can improve wound healing; *Lactobacillus paracasei* can improve dandruff; *Bifidobacterum breve* BR03 and *Lactobacillus salivarius* can improve rosasea.

4.2. Atopic Dermatitis

AD is mainly caused by a decrease in microbial diversity; as mentioned above, the main microorganism in AD patients is *Staphylococcus aureus*. Various research suggest that oral probiotics may be used as a better option for its treatment [80]. One research showed that *Streptococcus thermophilus* obviously decreased eczema linked to AD and also decreased the severity of symptoms [78]. Another research suggested the validity of the lactic acid bacterium *Streptococcus thermophilus* on the stratum corneum by increasing ceramide levels in the skin [77].

In a randomized, double-blind experiment with patients with atopic dermatitis, researchers compared the use of emollients produced by *Lactobaciilus* with the use of regular emollients. Emollients containing Lactobacillus suppressed the extensions of *Staphylococcus aureus*, offered a mechanical barrier, and restored symptoms in patients with AD [81]. An experiment exploring the influence of lotions, including the heat-treated probiotic strain *Lactobacillus johnsonii* NCC on *Staphylococcus aureus* colonization, exhibited a useful effect in clinical symptoms in patients with atopic dermatitis.

Likewise, other experiments studying the treatment of *Roseomonas mucosa* via supplementation demonstrated an obvious decrease in disease severity, topical steroid needs, and *Staphylococcus aureus burden*. No adverse reactions or complications were reported in this trial [82]. Most of the trials conducted so far have shown that probiotics have a positive effect on patients with atopic dermatitis.

4.3. Psoriasis

Psoriasis is an autoimmune chronic skin disorder that is usually treated with topical emollients and oral immunosuppressants. Few research have included topical probiotics as a treatment for psoriasis. While research has shown that changes in the skin microbiota may help control psoriasis symptoms, oral probiotics have demonstrated therapeutic effects in clinical symptoms in some individuals. However, studies on the validity of oral probiotics in patients with psoriasis are needed to clinically demonstrate the advantages of oral probiotics [60].

4.4. Seborrheic Dermatitis

Yeast overgrowth on the scalp and decreased diversity of microbiota leads to dandruff and seborrheic dermatitis. Much research has been conducted to assess the treatment of probiotics in this context. A study of 60 patients exhibited a decrease in erythema, desquamation, and pruritus after the topical application of filamentous Staphylococci [78,83]. Another study revealed that *Vitreoscilla filiformis* lysate induced Treg activity through IL-10 production by dendritic cells [84]. Dandruff, seborrheic dermatitis, and scalp-associated disorders showed beneficial effects after oral supplementation of *Lactobacillus paracasei*. More research is necessary on the local efficacy of probiotics in treating this disease [85].

4.5. Rosacea

Overexpression of TLR2 receptors-induced rosacea arises, resulting in an inflammatory response and changed skin microbiota [86,87]. In addition to doxycycline as an antibiotic, oral probiotics are used to treat scalp rosacea; however, the use of topical probiotics for rosacea treatment has not been explored [88].

5. Probiotics That Regulate Skin Physiology (Figure 5)

5.1. Nitrobacter

Nitrobacter is a nitrifying bacterium that generates nitrate, a molecule that may have positive influences on the host, contained on the skin. Research has shown that dietary nitrates depletion, such as green leafy vegetables, has positive effects, such as increased blood flow to exercising skeletal muscles, decreased exercise oxygen demand, increased exercise tolerance in patients with peripheral arterial disorders, and lower blood pressure. Research has shown that these influences of nitrate depletion are largely the result of NOS-independent increases in NO synthesis and have been indicated to increase cutaneous reflex vasodilation through NOS-independent mechanisms in healthy hosts [89]. Antifungal activity of *Nitrobacter* spp. has been found to defend the skin from dermatophytes [90] and *Staphylococcus aureus* [91], a microbiota that can induce many dermatological infections. The ability of *Nitrobacter* to generate nitrate could also offer nitrate to the skin, which has been proven to conserve the skin's progenitor cells from UV injury [92,93].

5.2. Lactobacillus

Lactobacillus is the most abundant and diverse genus of lactic acid bacteria [94]. *Lactobacillus* strains have anti-inflammation activity on host keratinocytes and have specific irritation effects on the growth of *Staphylococcus epidermidis* in vitro [95]. *Lactobacillus* also suppresses substance P-caused skin inflammatory responses and promotes the restoration of skin barrier function [96]. A clinical experiment suggested that a six-week oral *Lactobacillus johnsonii* intervention regimen promoted the restoration of skin immune function in UV-caused immunosuppression [97]. In a randomized, double-blind, placebo-controlled experiment program with 20 adults, Fabroccini et al. found that a liquid intervention, including *Lactobacillus rhamnosus*, normalized skin expression of insulin signaling-related genes and improved adult acne [98]. The study showed that tyndalized *Lactobacillus acidophilus*, an oral probiotic, suppressed wrinkle formation resulting from UV irradiation in mice [99].


Gut dysbiosis-induced skin diseases
-Acne
-Atopic Dermatitis
-Psoriasis
-Seborrheic Dermatitis
-Wound Healing
-Photoaging and Skin
-Aging
-Rosacea
Skin damage phenotype
-Abnormal skin cell proliferation and function, pigmentation;
-reduced collagen, elastic fibers, GAG and structural disorders in the dermis.
Dysbiotic skin
Mechanisms of skin damage
-Oxidative stress
-Inflammatory response
-Immune homeostasis disorder
-ECM remodeling inhibition
Healthy skin phenotype
-Normal skin cell proliferation and function, pigmentation;
-Healthy collagen, elastic fibers, GAG and structural in the dermis.
Healthy skin
Gut dysbiosis
-Gut microbiota disorder
-Gut mucosal injury
Probiotics
-Nitrobacter
-Lactobacillus
-Bifidobacterium

Figure 5. The mechanism of probiotics to improve skin diseases. Probiotics, including *Nitrobacter*, *Lactobacillus* and *Bifidobacterium*, can restore intestinal homeostasis by improving intestinal microbiota disorders and repairing intestinal mucosal damage, and then treat skin damage phenotype, including abnormal skin cell proliferation and function, pigmentation, reduced collagen, elastic fibers, glycosaminoglycan (GAG), and structural disorders in the dermis by inhibiting oxidative stress, inflammation response, immune homeostasis, and extracellular matrix (ECM) remodeling inhibition, ultimately treating skin diseases (acne, atopic dermatitis, psoriasis, seborrheic dermatitis, wound healing, photoaging and aging skin, and rosacea).

These beneficial influences were due to the reduction in MMPs. Furthermore, Park and Bae indicated in an in vitro study that combined the fermentation of *Lactobacillus* and *Bifidobacterium* to ferment A. koreanum extract inhibited the senescence phenotype of skin fibroblasts [100]. The senescence status is driven by UV- or hydrogen peroxide, while the protection of senescence is partially mediated by the inference of MMP-1 (Figure 5).

5.3. *Bifidobacterium*

Results showed that *Bifidobacterium breve* B-3, as an oral supplementation, obviously inhibited TEWL, skin dryness, changes in epidermal thickening, and improved injury to tight junction structures and basement membranes under excess UV irradiation in mice. *Bifidobacterium breve* B-3 supplementation also inhibited UV-caused production of IL-1β in the skin [101].

Bifidobacterium and *Lactobacillus* as lyophilized powders in capsules suppress atopic sensitization to general food allergens and decrease the prevalence of atopic eczema in early childhood [102]. In adult patients with atopic dermatitis, *Bifidobacterium bifidum* as an oral supplementation has antipruritic influences linked to up-regulated levels of antipruritic and analgesic metabolite acetonide [103]. In a double-blind, placebo-controlled, randomized trial, ingestion of fermented milk, including *Bifidobacterium breve* and galactooligosaccharides, inhibited reduced levels of stratum corneum hydration, inhibited increased histone l-like protease activity, and decreased serum and urinary phenol contents in healthy adult female volunteers [104].

6. Potential Mechanisms of Probiotic-Mediated Regulation of Skin Conditions by the Gut–Skin Axis

6.1. Oxidative Stress Level Decreases

The pathological physiology of skin photoaging is tightly related to ROS-caused injury, containing activation of MAPK and NF-κB loop, decrease in MMPs level, and collagen content, resulting in skin photoaging. A study suggested that the partial fermentation of *Agastache rugosa*-fermented extract (ARE-F) with a probiotic *Lactobacillus* promoted UV-caused concentrations of total glutathione and superoxide dismutase activity while down-regulating UV-caused ROS and MMPs levels in UV-treated human keratinocytes cells (HaCaT) keratinocytes [105]. A study indicated that partial *Lactobacillus acidophilus IDCC 3302* defended against UV-caused photodamage in the skin epidermis by promoting the antioxidant capacity of the skin, hydrating cytokines, and inhibiting MMPs synthesis via suppression of MAPK loop [45].

Another study suggested that *Lactobacillus acidophilus* KCCM12625 had great antioxidant functions and obviously decreased up-regulated ROS contents in vitro after UV irradiation and improved photodamage induced by oxidative injury [22]. A study suggested that the oral supplementation of *Bifidobacterium breve* Yakult suppressed ROS content and improved UV-caused skin mechanical barrier injury and oxidative stress in vivo [106]. Research showed that a plant extract fermented with *Lactobacillus buchneri* improved the influence of oxidative injury in UV-caused skin photoaging in vitro by up-regulating the type I procollagen content, suppressing elastase synthesis, and up-regulating the level of UV-caused MMPs on HaCaT keratinocytes and dermal fibroblasts [107]. A study suggested that *Limosilactobacillus fermentum* XJC60 could enhance mitochondrial capabilities, decrease ROS content in UV-damaged skin cells, and, therefore, keep the skin status [108]. In addition, new research has indicated antioxidant effect as the primary pathway by which *Lacticaseibacillus rhamnosus* GG (ATCC 53103, LGG) [109] and *Lacticaseibacillus casei* strain Shirota improve skin photoaging [110].

6.2. Inflammatory Response Suppression

Up-regulated skin inflammation elements lead to the dysfunction of barrier function, TEWL, incremental permeability of the epidermis, and rapid skin photoaging. Research suggested that oral supplementation of *Bifidobacterium breve* B-3 was effective in decreasing UV-caused IL-1β content in the skin in UV-irradiated mice. As a result, TEWL, skin dryness, and epidermal thickening were inhibited [111,112]. *Lactobacillus acidophilus* IDCC3302, in addition to its antioxidant effects, suppressed MAPK signaling pathway-mediated production of pro-inflammatory factors and decreased UV-radiation-induced skin inflammation [45]. To improve skin photoaging, a study indicated that the oral application of *Lactobacillus reuteri* DSM 17938 showed an anti-inflammation effect which resisted UV-induced IL-6 and IL-8 [113].

Keshari et al. suggested that butyrate from a new production of probiotic *Staphylococcus epidermidis* could reduce UV-caused pro-inflammation factor IL-6 factors using SCFA receptors [114]. A study showed that oral oligosaccharides regulated UV-induced inflammatory immune responses and reduced TEWL and sunburn erythema, therefore inhibiting skin photoaging [115].

6.3. Immune Homeostasis Maintaining

Many specified probiotics, such as *Lactobacillus paracasei*, regulate immune response to inhibit pathogens [116]. In addition, it inhibits unwanted immunological effects to maintain immune homeostasis against chronic inflammation diseases. It may be due to the modulation of the Tregs number by probiotics. Treg exerts a vital effect on the immunosuppression caused by skin photoaging. *Lactobacillus johnsonii* suppressed UV-caused decrease in epidermal Langerhans cell density and promoted the restoration of skin immune homeostasis after UV-caused immunosuppression. Moreover, probiotics exert different effects under different immune statuses. Under a physiological status, probiotics

decrease cytotoxic T cell attack on the skin, up-regulate induction of functional damage to CD8^{+} T cells, and cause the activation of quiescent dendritic cells and the activation and function of all regulatory T cell subsets. A study performed three clinical experiments to analyze the influences of dietary supplements (DS), including *Lactobacillus johnsonii* and nutritional carotenoids, on early UV-caused skin injury [117]. These results suggest that the ingestion of degenerative vertebral slippage has useful influences on the long-term and repetitive influences of UV exposure and is more specific to photoaging. Data showed that oral interventions, including *Bifidobacterium longum* and galacto-oligosaccharides, defend the skin from UV-caused photoaging, resulting in their anti-inflammation and anti-oxidative effects [118]. In addition, they up-regulated serum levels of SCFAs and acetates, which have been shown to up-regulate and activate histone acetylation-dependent skin resident treg.

6.4. ECM Remodeling Suppression

ROS contents were up-regulateed after UV exposure, leading to increased MMPs contents, skin collagen protein and elastin protein degradation, and rough, dry and sagging skin. Probiotics can not only directly decrease ROS content but also indirectly regulate MMP levels in the skin, decreasing collagen and elastin protein degradation following UV exposure [119]. Oral *Lactobacillus acidophilus* KCCM12625 could decrease the mRNA level of MMPs after skin photoaging by damaging the AP-1 loop of skin while up-regulating procollagen level and down-regulating collagen protein losses in the dermis [22]. A study indicated that oral *Lactobacillus plantarum HY7714* decreased the overproduction of MMP-13 content and the activities of MMP-2 and MMP-9 in UV-induced cell injuries by suppressing the activation of the JNK/AP-1 loop [49]. Research suggested that oral *Lactobacillus sakei* could suppress theAP-1 expression by inhibiting the MAPK loop to up-regulate collagen in the dermis and improve skin photoaging [46]. Another study demonstrated that extracellular *Lactobacilli* exopolysaccharides (LEPS) can decrease the MMPs level and increase TIMPs [120]. Data showed that LEPS of B9-1 from *Lactobacillus casei* can strengthen the anti-collagenase and anti-elastase functions of the skin and efficiently decrease the breakdown of collagen after UV radiation. A study demonstrated that localized extracts originating *Lactobacillus brucei* fermented plants in kimchi can significantly suppress UV-induced elastase activity and expression of MMPs and enhance the synthesis of type I procollagen. Negari et al. showed that the metabolites from the topical probiotic *Staphylococcus epidermidis* of Cetearyl isononanoate (CIN) as a potential carbon source could restore damaged collagen and cause the synthesis of collagen through phosphorylated extracellular signal-regulated kinase (p-ERK) activation, thereby inhibiting skin photoaging [121].

7. Concluding Remarks

In recent years, significant advances have been made in understanding the composition of skin probiotics and how dysbiosis affects skin health. Topical and internal probiotics in the form of various dermatological formulations are an important part of the treatment of skin conditions. While topical probiotics' functions and protective nature maintain the skin's homeostasis, their shortcomings and limitations result in inflammatory skin conditions that are difficult to completely cure via topical probiotics. Several clinical trials are being carried out in order to study the efficacy as well as the adverse effects of internal probiotics formulations for the treatment of conditions such as atopic dermatitis, acne, psoriasis, wound healing, and many other skin problems. We hope that this review forms a contribution to promoting enhanced research activities in the field of internal probiotics as a novel therapeutic approach for the treatment of skin disorders.

Author Contributions: T.G.: Conceptualization, Methodology, Formal analysis, Writing—original draft, Visualization; Y.L.: Resources, Supervision, Project administration, Funding acquisition; X.W.: Methodology; F.R.: Conceptualization, Formal analysis, Validation, Writing—review and editing, Project administration, Funding acquisition, Supervision. All authors have read and agreed to the published version of the manuscript.

Funding: This work was supported by the 111 project of the Education Ministry of China (No. B18053) and the National Natural Science Foundation (32130081).

Institutional Review Board Statement: Not applicable.

Informed Consent Statement: Not applicable.

Data Availability Statement: Data will be made available on request.

Conflicts of Interest: The authors declare that they have no known competing financial interest or personal relationships that could have appeared to influence the work reported in this paper.

Abbreviations

TEWL: transcutaneous water loss; MMP-1: matrix metalloproteinase-1; UV: ultraviolet; TYRP-1: tyrosinase-related protein 1; TYRP-2: tyrosinase-related protein 2; SPT: serine palmitoyltransferase; HA: hyaluronic acid; SLS: sodium dodecyl sulfate; SH: *Sphingomonas hydrophobicum*; sLTA: *Lactobacillus sakei* Lipoteichoic Acid; AL: *Lactobacillus* KCCM12625P; SCFAs: short-chain fatty acids; MUC: mucin-type glycoproteins; TJ: tight junction; GI: gastrointestinal; DCs: dendritic cells; AD: matitis; NGM1–3: neonatal intestinal microbiota; GAG: glycosaminoglycan; ECM: extracellular matrix; *ARE-F: Agastache rugosa*-fermented extract; HaCaT: human keratinocytes cells; DS: dietary supplements; *LEPS: Lactobacilli* exopolysaccharides; CIN: Cetearyl isononanoate; CFU: colony forming units; GALT: gut-associated lymphoid tissue.

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Analyzing the Gut-Skin-Brain Axis

February 12, 2023
Kaitlyn Bader, Editor

Article

Conference | South Beach Symposium

Doris Day, MD, thoroughly discussed the up-and-coming topic of the gut-skin-brain axis related to healthy skin at SBS 2023.

At the 2023 South Beach Symposium meeting in Miami Beach, Florida, Doris Day, MD, clinical associate professor of dermatology at the New York University Langone Medical Center, discussed the gut-skin-brain axis and how our gut's microbiome plays a bigger role in our overall skin health than many may think.[1]

Day began her presentation by noting that Hippocrates was the first person to hypothesize that "all diseases begin in the gut." Currently, more than 70 million Americans are affected by one or more digestive disorders. Additionally, 1 in 4 Americans suffer from a skin condition like atopic dermatitis, psoriasis, or rosacea. A quarter of a billion people worldwide suffer from depression, which in many cases is related to the burden of persistent inflammatory diseases.

The skin microbiome is largely part of the gut-skin-brain axis, as the skin microbiome is made of bacteria, fungi, and viruses that cohabitate on the top layer of the skin, including follicles. Skin inflammation is often influenced by the gut-skin-brain axis. Reduced brain function, anxiety, stress, and poor dietary habits are known to upset the gastrointestinal system. The western diet commonly eaten by Americans consists of added sugars, processed food, red meat, and dairy products that all contribute to systemic inflammation and skin dysbiosis.

Day also mentioned the relationship between acne and atopic dermatitis related to the guy. "Patients with acne vulgaris have a distinct gut microbiota in comparison to healthy controls," Day noted. In atopic dermatitis, gut microbiota is closely related to the development of the disease. Psychological stress can cause intestinal microbes to trigger

neurotransmitter to release, leading to cytokines entering the bloodstream and causing systemic inflammation. Day posed the question of "could stress induced alterations to microbial flora increase the likelihood of intestinal permeability?"

The gut microbiome is known to play a significant role in skin health. Day pointed out that the gut houses over 100 trillion microbes, which is more than 10 times the number of cells in the human body. According to Day, we are technically made of more microbes than we are our own cells.

According to a study published in *Nature*[2], when participants switched from a meat-based to a plant-based diet, their microbiota makeup changed after just one day. The study found that fiber-rich (prebiotic) foods and fermented (probiotic) foods can stimulate the growth of resident bacteria and increase microbial biodiversity in the gut. Additionally, environmental exposure, antibiotics, inadequate sleep, and environmental toxins all modulate microbiotic environments.

Lastly, depression is an antioxidant defense system disorder, according to Day. Approximately 30% of patients with skin disorders suffer from a comorbid psychological condition such as depression or anxiety. Skin biopsies from patients with depression show higher levels of oxidative stress. There is no immediate fix between inflammatory diseases related to the gut and brain axis, but managing skin health holistically with more nutritious foods and decreasing stress provides a better path towards gut, skin, and brain health.

References

1. Day D. The gut-skin-brain axis- The secret life of skin. Presented at the 2023 South Beach Symposium Meeting; February 9-12, 2023; Miami Beach, FL.
2. David L, Maurice C, Carmody R, et al. Diet rapidly and reproducibly alters the human gut microbiome. *Nature* 505, 559–563 (2014). https://doi.org/10.1038/nature12820

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microorganisms

Review

Gut–Skin Axis: Current Knowledge of the Interrelationship between Microbial Dysbiosis and Skin Conditions

Britta De Pessemier [1], Lynda Grine [2], Melanie Debaere [1], Aglaya Maes [1], Bernhard Paetzold [3] and Chris Callewaert [1,*]

[1] Center for Microbial Ecology and Technology, Ghent University, Coupure Links 653, 9000 Ghent, Belgium; britta.depessemier@ugent.be (B.D.P.); melanie.debaere@ugent.be (M.D.); aglaya.maes@ugent.be (A.M.)
[2] Department of Head & Skin, Ghent University, Corneel Heymanslaan 10, 9000 Ghent, Belgium; lynda.grine@ugent.be
[3] S-Biomedic, Turnhoutseweg 30, 2340 Beerse, Belgium; bernhard.paetzold@sbiomedic.com
* Correspondence: chris.callewaert@ugent.be; Tel.: +32-9-264-5976

Abstract: The microbiome plays an important role in a wide variety of skin disorders. Not only is the skin microbiome altered, but also surprisingly many skin diseases are accompanied by an altered gut microbiome. The microbiome is a key regulator for the immune system, as it aims to maintain homeostasis by communicating with tissues and organs in a bidirectional manner. Hence, dysbiosis in the skin and/or gut microbiome is associated with an altered immune response, promoting the development of skin diseases, such as atopic dermatitis, psoriasis, acne vulgaris, dandruff, and even skin cancer. Here, we focus on the associations between the microbiome, diet, metabolites, and immune responses in skin pathologies. This review describes an exhaustive list of common skin conditions with associated dysbiosis in the skin microbiome as well as the current body of evidence on gut microbiome dysbiosis, dietary links, and their interplay with skin conditions. An enhanced understanding of the local skin and gut microbiome including the underlying mechanisms is necessary to shed light on the microbial involvement in human skin diseases and to develop new therapeutic approaches.

Keywords: skin microbiome; gut dysbiosis; atopic dermatitis; acne vulgaris; psoriasis; dandruff; skin cancer; rosacea; wound healing; dietary; probiotics

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Citation: De Pessemier, B.; Grine, L.; Debaere, M.; Maes, A.; Paetzold, B.; Callewaert, C. Gut–Skin Axis: Current Knowledge of the Interrelationship between Microbial Dysbiosis and Skin Conditions. *Microorganisms* **2021**, *9*, 353. https://doi.org/10.3390/microorganisms9020353

Academic Editor: Lionel Breton
Received: 17 December 2020
Accepted: 7 February 2021
Published: 11 February 2021

1. Introduction

The skin epidermis, along with its appendage structures, such as sweat and sebaceous glands, provide a total skin surface of about 25 m^2 and is one of the largest epithelial surfaces for interaction with microbes [1]. The skin is a first-line barrier from the outer environment, continuously interacting with it. The gastrointestinal (GI) tract is one of the largest interfaces (30 m^2) between the host and its environment [2]. About 60 tons of food is estimated to pass through the gut in a lifetime, all of which have a big impact on human health [3]. Both the gut and skin are immensely immersed with microbiota as it is estimated that the skin has about 10^{12} microbial cells while the gut accounts for 10^{14} microbial cells [4,5]. The microbiota point to the assemblage of specific microorganisms that are present within a defined environment. The emergence of next-generation sequencing in the past decade has provided unprecedented insights into microbiome composition, both on skin and in the gut. The microbiome refers to the genomes present in a certain environment, meaning the accumulation of all their genetic material (i.e., DNA and RNA). Both organs are characterized by a low microbial diversity at the phylum level but high diversity at the species level [6]. The microbiome provides a multitude of benefits to the host, such as shaping the immune system, protecting against pathogens, breaking down metabolites, and maintaining a healthy barrier [3].

The immuno-modulating potential of the microbiome on distant organ sites is an expanding research field. Especially the influence of the gut microbiome on distant organs,

such as the lung, brain, and skin, have created the following areas of research: gut–lung axis, gut–brain axis, and gut–skin axis [7]. The innate and adaptive immune systems alter the microbial composition; however, the local microbiome can also modulate the immune system. The underlying mechanisms of how the gut microbiome alters the skin's immune system, and vice versa, are currently being investigated. Several skin pathologies pose as gut comorbidities. Several studies have demonstrated the bidirectional link between gut dysbiosis and skin homeostasis imbalances, with a particular role of gut microbiota dysbiosis in the pathophysiology of multiple inflammatory diseases [8–10].

A summary of recent findings in the skin and gut microbiome in multiple skin disorders is given in this review, highlighting some potential mechanisms underlying the gut–skin axis.

2. Skin Versus Gut Barrier

The gut and skin barrier share surprisingly many features. The gut and skin are highly analogous to each other in purpose and functionality. Both organs are highly innervated and vascularized, as they are both essential for immune and neuroendocrine function [11]. The gut–skin axis results from this resemblance [11]. The inner surface of the gut and the outer surface of the skin are both covered by epithelial cells (ECs) which have direct contact with the exogenous environment [12]. This way, the immune system is continuously primed to distinguish between harmful and beneficial compounds. Immune cell priming starts early on in life and forms the basis of tolerance, a crucial concept hypothesized to be flawed in several autoimmune disorders [13]. ECs maintain an important link between the internal body and the external environment. They act as a first line of defense, preventing the entry of microorganisms [12]. Keratin, which is present in the stratified squamous epithelium of the skin, presents a formidable physical barrier to most microorganisms [14]. In addition, this compound makes the skin resistant to weak acids and bases, bacterial enzymes, and toxins [15]. Mucosae provide similar mechanical barriers, as it comprises a glycoprotein layer on top of the epithelium in which commensal bacteria reside [16,17]. The epithelial membranes produce protective chemicals that eliminate microorganisms [18]. The skin acidity (pH of 5.4 to 5.9) creates an inhospitable environment for potential pathogens and inhibits bacterial growth [19]. Sebum produced by the sebaceous glands acts as a seal for hair follicles and contains several antimicrobial molecules as well as specific nutritional lipids for beneficial microorganisms [20,21]. Meanwhile, in the digestive system, saliva and lacrimal fluid contain lysozyme, followed by the stomach mucosae that secrete strong acid and protein-digesting enzymes [22]. In addition, mucus traps microorganisms that enter the digestive and respiratory tract [23].

The second line of defense are the antimicrobial peptides (AMPs), phagocytes, and innate lymphoid cells (ILCs) [24]. These two first lines of defense form the innate immune system [23]. AMPs produced by keratinocytes, such as cathelicidin and psorasin, provide an effective barrier function to the skin [25,26]. The serine protease Kallikrein 5 (KLK5) cleaves cathelicidin into active peptides, such as LL-37 [27]. Compared to the skin, the composition of the intestinal epithelial barrier varies throughout the gastrointestinal tract. The proximal part of the gastrointestinal tract, the mouth and esophagus, is analogous to the skin, covered by multiple layers of squamous epithelium, which is cleansed by mucus from salivary and other glands [28]. The remaining part of the digestive tract includes a single layer of active cells, e.g., goblet cells (mucus secretion), enteroendocrine cells (hormone secretion), enterocytes or colonocytes (absorption), etc. [29,30]. The intestinal epithelium constitutes a single layer of enterocytes or colonocytes, and its barrier integrity is protected by the immune system. The absorptive functionality of the enterocytes in the small intestine ensues a discontinuous layer of mucus with fewer goblet cells [31]. Paneth cells are enriched in the crypts of the small intestine that secrete AMPs, which integrate in the complex mucus layer [32].

Microbial-associated molecular patterns (MAMPs) are sampled through antigen uptake by membranous (M) cells and goblet cells to dendritic cells (DCs), together with direct

transepithelial luminal DCs. Microbial signals are sensed by RORγt innate lymphoid Cells (group 3 ILCs) that produce interleukin-17 (IL-17) and IL-22 [33]. The latter acts directly on the intestinal epithelial cells (IECs) and activates damage repair mechanisms, AMPs, and mucin genes [34]. Plasma cells in Peyer's patches, which are stimulated by DCs, produce IgA in the lamina propria in a T cell-independent manner [35,36]. The large intestine on the other hand contains a thick, continuous mucus layer to compartmentalize the microbiota, with IgA and AMPs having a secondary role [17]. The control of immunological processes within mucosal tissues is dependent on the interaction between ECs and DCs, as both cell types are involved in the sensing and sampling of antigens [12]. In the skin and intestine, pathogens are sampled via M cell-independent mechanisms [37]. The only DCs that are found within the epidermis are the Langerhans cells (LCs) [12].

Other similarities between the gut and skin tissues is the high cellular turnover rate, which inhibits adherence and infection by the colonizing microbiome [38,39]. The skin and the gut are the two major niches that host prokaryotic and eukaryotic symbiotic microorganisms [40,41]. However, the resident microbiota are frequently involved and play a crucial role in the pathogenesis of several diseases [42]. Both tissues are very responsive to stress and anxiety, as they face similar challenges. Remarkably, diseases such as inflammatory bowel Disease (IBD) and psoriasis comprise an epithelial barrier dysfunction and an increased epithelial cellular turnover rate. The increased permeability of the epidermal skin and intestinal barrier is due to the augmented interaction of allergens and pathogens with inflammatory receptors of immune cells. Both diseases have an analogous immune response and involve phagocytic, dendritic, and natural killer cells along with a range of cytokines and AMPs that induce a T cell response [43]. In addition, both diseases are characterized by dysbiosis in the microbiome composition that covers the respective interface linings [43].

The gut microbiome is the largest endocrine organ, producing at least 30 hormone-like compounds, e.g., short chain fatty acids (SCFAs); secondary bile acids; cortisol; and neurotransmitters such as gamma-aminobutyric acid (GABA), serotonin, dopamin, and tryptophan. Certain members of the gut microbiome respond to hormones secreted by the host [44]. The hormone-like pleiotropic compounds that are produced by the gut microbiome are released into the bloodstream and can act at distant organs and systems, such as the skin [44]. Numerous studies provided evidence for a profound bidirectional link between gastrointestinal health and skin homeostasis through modification of the immune system [45–47]. Modulation of the immune system occurs primarily through the gut microbiota. However, commensal skin microbiota are evenly essential for maintenance of the skin immune homeostasis [48]. Both the intestine and the skin host diverse bacterial, fungal, and viral species that maintain symbiosis with the human habitat. Disrupting this balance might lead to an impaired barrier function. Skin homeostasis recovery after disturbance or stress through gut microbiota enacts on both innate and adaptive immunity.

3. Skin and Gut Microbiome Involvements

The skin is the largest and most external barrier of the body with the outer environment. It is richly perfused with immune cells and heavily colonized by microbial cells, which in turn train the immune cells and determine the well-being of the host [49]. The skin microbiome has gained significant attention in recent years in dermatology, skin disorders, and its connection and influence on the immune system. Many skin conditions are associated with an imbalance in the skin microbiome (Table 1). More and more studies have shown enriched pathogens and microbiota that are associated with skin conditions, some of which are obvious and others more surprising. It is nonetheless difficult to determine whether the altered skin microbiome is a cause or consequence of the skin disorder.

The intestinal tract harbors a diverse collection of bacteria, fungi, and protozoa [50]. Many of these microorganisms are essential for metabolic and immune function, as they metabolize indigestible complex polysaccharides into essential nutrients such as vitamin K and B12, butyrate, and propionate [51,52]. The latter have a positive effect on the epithelial barrier integrity. Intestinal barrier integrity plays a crucial role in protecting microbiota from

entering the systemic circulation and in avoiding inflammation in the gut. Diet can have a vital role in the maintenance of particular skin pathologies, when those food ingredients impair the intestinal barrier, which leads to gut bacteria entering the bloodstream.

Lifestyle factors such as diet and hygiene have a determining impact on the tolerance of the immune system to commensal microbiota, which in combination with genetic susceptibility, leads to microbial dysbiosis and disease. For instance, a Western diet has been associated with the development of numerous immune-mediated inflammatory diseases (IMIDs), such as rheumatoid arthritis, psoriasis, and atopic dermatitis (AD). Similarly, the hygiene hypothesis has been linked to the development of Th2-mediated diseases such as asthma and atopic dermatitis. The hygiene hypothesis implies that a reduced exposure to microbes through modern health practices can lead to increased inflammatory diseases in the urbanized society [53]. An overly hygienic lifestyle prevents microbial stimulation and can cause an atopic Th2-skewed response. People living in non-urbanized environments (indigenous people and farming environments) are usually not characterized by inflammatory diseases [54,55]. The mechanism of the Western diet, or high-fat diet (HFD) relies on the resulting intestinal dysbiosis, leading to an increase in the ratio of Firmicutes to Bacteroidetes. The mechanism for this phenomenon is outlined by Guo et al., who found that, in mice, HFD leads to a decreased release of AMPs in the small intestine, which is followed by changes in the composition of the gut microbiota and subsequent alterations in serological inflammatory cytokine levels [56].

Other nutritional components such as glycoalkaloids, alpha tomatine, and capsaicin, which are characteristic for the nightshade family legumes, have been associated with intestinal permeability [57]. In a similar manner, gluten can have an impact on skin health. Coeliac disease and gluten sensitivity have been linked with several skin conditions [58]. Dermatitis herpetiformis is a cutaneous manifestation of celiac disease, and patients can clear up skin rashes when shifting to a gluten-free diet for several months up to several years. The rashes generally return when patients resume gluten consumption [59]. Other allergic and autoimmune diseases, including psoriasis, have been associated with gluten intolerance [58]. Similarly, the strong association between atopic dermatitis and food allergy demonstrates the importance of food underlying the gut–skin axis [60].

However, the gut–skin axis not only is governed by diet but also acts bidirectionally. Skin exposure to ultraviolet B (UVB) and therefore indirectly to serum vitamin D levels increase the α and β diversity of the gut microbiome [61]. Bacteria from several families were enriched, and the serum vitamin D levels were correlated with the relative abundance of *Lachnospira* and *Fusicatenibacter* genera [61]. Moreover, food allergies may result from an impaired skin barrier: atopic dermatitis sensitizes to peanut allergy due to epicutaneous peanut protein exposure in household dust, leading ultimately to immunoglobulin E (IgE)-mediated mast cell expansion in the gut [62,63]. More specifically, the duodenum and oesophagus act as reservoirs for IgE+ B lineage cells [64].

Dysbiosis in the gastrointestinal system is quite often linked to inflammatory diseases (Table 2) [8–10]. Gastrointestinal disorders are associated with certain dermatoses, for instance, 7–11% of patients with IBD also suffer from psoriasis [65]. The connection between the skin and gut seems to be mediated by the host immune system. The interaction of the microorganisms and the host immune system is important to maintain the skin homeostasis. The gut–skin axis may be viewed as an integral part of the gut–brain–skin axis, elegantly described by Arck et al. and by Bowe and Logan [7,66]. Table 3 lists neurotransmitters that are produced by intestinal microbiota that might cross the intestinal barrier, enter the bloodstream, and instigate systemic effects (Figure 1) [67,68]. In addition, SCFAs, such as butyrate, acetate, and propionate, are fermentation products derived from undigested polysaccharides by intestinal bacteria (e.g., *Bacteroides, Bifidobacterium*, *Cutibacterium*, *Eubacterium*, *Lactobacillus*, and *Prevotella*) [69]. These SCFAs, especially butyrate, enhance epithelial barrier function and decrease the permeability of the intestinal barrier [70]. However, the SCFA quantity that enters the bloodstream is dependent on the individual fiber intake, the microbial fermentation rate, and the amount of colon absorption. All these

compounds, which are derived from the gut, could all interact with skin receptors and could directly affect the skin or modify the skin's commensal bacteria. Further research is needed to reveal if a clinical significant amount of SCFAs is reached in the bloodstream to affect the skin [11]. The studies from Table 3 support that the gut and skin interact with one another via the diet, microbial metabolites, the neuroendocrine pathways, and the central nervous system.

Here, we provide an overview of nine common skin disorders and their respective pathophysiology, and the body of knowledge regarding their skin microbiome alterations, imbalanced gut microbiome, and/or relation to a specific diet.

Table 1. Skin microbiota associated with nine common skin disorders.

Disease	Associated Skin Microbiota	Additional Remarks	Reference
1. Acne vulgaris	Particular *C. acnes* strains	Administered probiotic bacteria could play a protective role.	[71–79]
2. Atopic Dermatitis	Decreased bacterial diversity. Increased abundance of *S. aureus*.	Herpes simplex virus and coxsackie virus can infect AD * skin.	[55,80–83]
3. Psoriasis	Higher abundance of *Staphylococcus* and *Streptococcus*.	Anti-psoriasis treatments lead to skin microbial changes.	[84–88]
4. Hidradenitis suppurativa	*Saccharomyces cerevisiae* (yeast), *Prevotella*, and *Porphyromonas* (bacteria)	Anaerobic species in lesions.	[89,90]
5. Rosacea	*Demodex folliculorum* (mites)	*C. acnes* decreased and *Snodgrassella alvi* increased. *Geobacillus* and *Gordonia*.	[91,92]
6. Dandruff and Seborrheic dermatitis	*Malassezia* spp. (yeast)	Potential bacterial imbalance.	[93–96]
7. Alopecia areata	Limited data. Possible imbalance *C. acnes*/ *S. epidermidis*.	Potential role of cytomegalovirus and/or *Alternaria* fungi.	[97–99]
8. Skin cancer	Merkel bell Polyomavirus, *Fusobacterium*, and *Trueperella*, *S. aureus*.	Increase in certain strains of *S. aureus* in combination with a decrease in skin commensals can be associated to SCC * or BCC *, and that in MCPyV * can be associated to MCC *.	[100–103]
9. Wound healing	*S. aureus* and biofilm-forming bacteria.	Lactobacilli and fermented products can be beneficial.	[104,105]

* Abbreviations: atopic dermatitis (AD), basal cell carcinoma (BCC), hidradenitis suppurativa (HS), Merkel cell carcinoma (MCC), Merkel cell Polyomavirus (MCPyV), and squamous cell carcinoma (SCC).

Table 2. Gut microbiota associated with nine common skin disorders.

Disease	Associated Gut Microbiota	Additional Remarks	Reference
1. Acne vulgaris	Decrease in Firmicutes and increase in Bacteroides.	Distinct gut microbiome composition and decreased diversity.	[106]

Table 2. *Cont.*

Disease	Associated Gut Microbiota	Additional Remarks	Reference
2. Atopic Dermatitis	Higher levels of *Faecalibacterium prausnitzii*, *Clostridium*, and *Escherichia* (in infants). Lower levels of *Akkermansia*, *Bacteroidetes*, and *Bifidobacterium*.	Probiotics consumption can prevent AD *.	[107–114]
3. Psoriasis	Changes in β-diversity. Gut microbiome changes in reaction to biologicals.	Increased risk of intestinal immune disorders. Diet and gut microbiome can have an impact on inflammation.	[115–120]
4. Hidradenitis suppurativa	Unknown	Increased risk in developing CD * and UC *.	[121,122]
5. Rosacea	Can be associated with SIBO *. *Acidaminococcus* and *Megasphaera* increase and *Peptococcaceae* and *Methanobrevibacter* decrease.	Can be associated with *H. pylori* infection.	[123–125]
6. Dandruff and Seborrheic dermatitis	Unclear	Probiotic consumption can alleviate moderate to severe dandruff	[126]
7. Alopecia areata	No major differences	FMT * in 2 patients showed restoration of hair growth	[127,128]
8. Skin cancer	Not reported	Other cancers are associated with microbial dysbiosis	[129–131]
9. Wound healing	Not reported	Not reported	

* Abbreviations: atopic dermatitis (AD), Crohn's disease (CD), fecal microbiota transplant (FMT), hidradenitis suppurativa (HS), small intestinal bacterial overgrowth (SIBO), and ulcerative colitis (UC).

Table 3. Molecules with potential a modulatory effect on skin and gut either directly or indirectly.

Molecule	Documented/Possible effect in gut	Documented/Possible effect on skin	Reference
Bacterial metabolites			
SCFAs *	Anti-inflammatory effects	Anti-inflammatory effects	[132]
Vitamin D	Suppress inflammation in IBD*	Not reported	[133]
Urocanic Acid	Suppress inflammation in IBD*	Not reported	[134]
GABA *	Neurotransmitter modulation	Itch restriction	[135,136]
Dopamine	Neurotransmitter modulation	Inhibition of hair growth	[135,137]
Serotonin	Neurotransmitter modulation	Melatonin modulation	[135,138]
Acetylcholine	Neurotransmitter modulation	Barrier function	[135,139]
Phenol and **p-cresol**	Biomarker of gut dysbiosis	Impaired epidermal barrier function	[140]
Dietary components			
Catechins	Anti-inflammatory effects	Anti-inflammatory effects	[141]
Polyphenols	Anti-inflammatory effects	Anti-inflammatory effects	[142]
Lycopene	Selectively utilized by host microbiota	Protection against photodamage	[143,144]
Prolamin	Not reported	Protection against AD *	[145]
Phytomolecules	Not reported	Anti-ageing	[146]
Gluten	Coeliac disease	Skin Rashes	[58,59]

* Abbreviations: atopic dermatitis (AD), gamma-aminobutyric acid (GABA), inflammatory bowel disease (IBD), and short chain fatty acids (SCFAs).

4. Acne Vulgaris

4.1. Acne Vulgaris Pathophysiology

Acne vulgaris is a multifactorial disease with the main drivers being the skin microbiome composition, the hormonal and immunological state of the host, sebum production, diet, FoxO1 deficiency, hormonal disorders, and deregulation of insulin-like growth factor. Acne vulgaris is the most common skin disorder in the Western world; it can affect 79% or 95% of the Western adolescent population [147]. It is surprisingly absent in hunter–gatherer communities and communities that live a traditional, non-Western lifestyle [147]. The immunology contribution is shaped by the innate immunity, adaptive immunity, and the T helper 17 (Th17) pathway [148,149]. However, the clinical relevance of the Th17 pathway in this disease still has to be evaluated as CD4+ IL-17-producing T cells were also found next to non-inflamed sebaceous glands [150,151]. A very different axis in the development of acne vulgaris is the insulin levels and insulin-like growth factor (IGF) concentrations. Some studies reported that IGF deficiency can protect from acne vulgaris [152]. A more complicated interplay with diet and other drivers in acne vulgaris is likely [153,154]. Currently, the main therapeutic approach includes antibacterial compounds, retinoids, or comedolytic actives. The diversity in mode of actions make it obvious that the underlying disease has many contributors [155].

4.2. Acne Vulgaris Skin Microbiome

Acne vulgaris is a widespread skin disease that usually affects sebaceous skin areas. The pathology and associated skin microbiome dysbiosis has been linked with certain strains of *Cutibacterium acnes*. The suggested factors range from sebum induction, direct immune system stimulation, diversity of the *C. acnes* population, porphyrin production, mobile genetics elements, and associated CRISPR/CAS loci to the production of SCFAs [156–162]. Many reviews on this topic are published, with the most recent being by Brüggemann [163]. Despite many years of research, the precise interdependence and choreography of pathogenic events in acne remain unclear. The main challenge is to distinguish between health- and disease-associated *C. acnes* strains. Multiple observational studies have been published on this subject and came to slightly varying conclusions. However, most of these studies overlap in the finding that Clade II strains are health-associated, while there is dispute on the functional reasoning behind this [164]. Some studies suggest that Clade IA strains are disease-associated [72]. However, this clade is also the most widespread in healthy skin. This leads to the search for pathogenicity-defining biomarkers in the subpopulation of Clade IA. Multiple biomarkers are suggested, such as mobile genetic elements, linoleic acid isomerase activity, porphyrin production, or cell adhesion. The search for an efficient biomarker that distinguishes acne-associated strains in Clade IA from health-associated strains is of particular interest as these strains have an evolutionary advantage over strains from Clade II, as demonstrated by their wide distribution. Additionally, Clade IA strains produce high levels of the antioxidant RoxP, which might be highly beneficial in protecting the host during the normal aging process [165]. One aspect that is often undervalued is the interplay of different *C. acnes* strains. A recent hypothesis stated that, instead of individual strains, the *C. acnes* strain diversity is a distinguishing driver of health and disease [166]. A limited number of studies have tested the potential use of probiotics (*Lactobacillus*, *Bifidobacterium*) to counteract the adverse effects of antibiotic treatments and as an alternative treatment for acne vulgaris [117]. These theories are promising and are currently further investigated [167].

4.3. Gut Microbiome and Diet Implications in Acne Vulgaris

Already many decades ago, a connection between the gastrointestinal part and acne vulgaris was suggested and followed by a first study in 1961 using oral *Lactobacillus* supplements [66]. Later, this was substantiated by a trial showing a strong association of diet and acne vulgaris [106]. Finally, in 2018, a study showed that acne vulgaris patients actually have a distinct gut microbiome composition [168]. Acne patients have decreased diversity of the gut microbiota with lower abundance of Firmicutes and increased levels of

Bacteroides. Generally, *Clostridium*, Clostridiales, Lachnospiraceae, and Ruminococcaceae were depleted in the acne cohort. While a distinct difference between the acne cohort and the healthy controls was observed in this study, no correlation or distinctive biomarker was found correlating with acne severity. Multiple studies have been performed looking at the oral supplementation of probiotics in acne vulgaris [117,169,170]. The available results look promising, but a high heterogeneity in the provided products as well as shortcomings in the study design do not yet allow a final verdict on the efficacy of oral probiotic treatments in acne vulgaris. HFD contains a large quantity of saturated fats and a high glycemic load, which is strongly correlated with acne vulgaris [60,147]. The hypothetical cause is a disturbed nutrient signaling with an uncontrolled stimulation of sterol regulatory element-binding protein 1 (SREBP-1) and an increased synthesis of fatty acids and triglycerides in the sebum, which stimulates the growth of *C. acnes* [171]. While the gastrointestinal microbiome is only one of many factors contributing to acne, it has an undeniable impact on the skin condition in acne vulgaris. Until now, the exact mechanism is unclear but it is tempting to speculate a general influence of the gut microbiome on the immune system.


Balanced skin microbiome
Microbial AMPs
Human AMPs
Healthy immune balance
Th1 cells
Th2 cells
Th17 cells
Treg cells
B cells
Healthy gut microbiome
Epidermis
Langerhans cells
Keratinocytes
Sebaceous gland
Hair follicle
Eccrine sweat gland
Cytokines
Mast cells
Dendritic cells
Systemic circulation
Epithelial cells
IgA
Mucus layer
Lumen
Dysbiotic skin microbiome
Pathogen overgrowth
Skin inflammation
Immune skewing
Gut inflammation
Barrier disruption
Dysbiotic gut microbiome
Deprived mucus layer

Figure 1. Inflammatory and microbial influences between the gut and skin for a healthy state (**left**) and a dysbiotic state (**right**): The intestinal and epidermal barriers are connected through the systemic circulation (blood and lymph) and are visualized here together in a simplistic manner. The dysbiotic state is characterized by an impaired gut barrier (imbalance in gut microbiome, reduced mucus layer, reduced IgA secretion, barrier disruption, intestinal permeation into the bloodstream, and gut inflammation) and an impaired skin barrier (imbalance in skin microbiome, reduced human and microbial antimicrobial peptides (AMP) production, skin rashes/thickening/lesions, and skin inflammation). Gut and skin dysbiosis are connected through an immune imbalance (Th2 skewing in this example), whereas crosstalk can be bidirectional.

5. Atopic Dermatitis (AD)

5.1. AD Pathophysiology

Atopic dermatitis is the most common inflammatory skin disease (7% of adults and 15% of children). It is an inflammatory skin disorder characterized by barrier dysfunction, chronic inflammation, and microbial dysbiosis on skin [172]. AD is also influenced by host genetics and environment [173]. The inflammation is driven by a Th2 cytokine pathway, with the cytokines IL-4 and IL-13 playing an important role [174]. These play a central role in type 2 inflammation, not only for atopic dermatitis but also for several other allergic diseases. The IL-4 and IL-13 cytokines are involved in skin barrier disruption, decreased skin lipid metabolism, and inhibited antimicrobial peptide synthesis [175]. These conditions promote the growth and pathogenesis of *Staphylococcus aureus* [176]. The understanding of this disease has improved a lot in recent years. There is nonetheless still a large unmet need for long-term disease control.

Up to 30% of Caucasians have a mutation of the filaggrin gene, which codes for a crucial protein regulating the epidermal homeostasis [177]. Filaggrin is affected in both lesional and non-lesional skin.

Mild atopic dermatitis can be treated with skin moisturizers, topical corticosteroids, antihistamines, immunosuppressants, and phototherapy [178]. Twenty to thirty percent of patients have moderate-to-severe atopic dermatitis. For these patients, many biologics are in development or have been developed targeting the Th2 axis, such as IL-4, IL-13, IL-31, OX40, IL23p19, IL-5RA, and janus kinase (JAK)-inhibitors (which target several key AD cytokines) [179,180]. So far, only dupilumab has been shown to improve moderate-to-severe atopic dermatitis and subsequently approved [181].

5.2. Skin Microbiome in AD

Lesional skin in AD is commonly characterized by a low bacterial diversity [182]. The relative abundance of *Staphylococcus aureus* and *Staphylococcus epidermidis* is increased, while a decrease in *Cutibacterium*, *Corynebacterium*, *Streptococcus*, *Acinetobacter*, *Prevotella*, and *Malassezia* is found [80,83]. Specifically, *S. aureus* has long been associated with the skin pathology [183]. *S. aureus* has been found in higher relative and absolute abundances on lesional skin compared to nonlesional skin [184]. *S. aureus* was found more abundantly on AD skin compared to healthy controls [80,81]. The relative abundance of *S. aureus* is correlated with disease severity [82]. Colonization by *S. aureus* may play a critical role in perpetuating skin inflammation through the development of Th2 cells induced by peptidoglycan [185]. These are common cell components of *S. aureus* strains. The barrier disruption as well as reduced levels of ceramide cause the peptidoglycan to penetrate into the skin [185]. The peptidoglycan of *S. aureus* can induce human cathelicidin LL-37 and vascular endothelial growth factor (VEGF) expression in keratinocytes, with VEGF production being amplified by subsequent IL-13 overproduction [186]. *S. aureus* and its enterotoxins as such trigger inflammation through direct infection of the keratinocytes [187]. Due to the impaired barrier, AD lesions are also susceptible to viral infections, although the occurence is rather rare. The most common is infection with herpes simplex virus (called eczema herpeticum) [188]. Another recently described case is infection with coxsackie virus (called eczema coxsackium) [189]. Atopic dermatitis is usually treated with topical agents, including moisturizers, corticosteroids, calcineurin inhibitors, or antimicrobials [190]. The mode of action is restoring the skin barrier, reducing inflammation, and reducing the bacterial load. Bacteriotherapy has also been tested in the case of atopic dermatitis, through application of coagulase-negative *Staphylococcus* spp. (for instance, *S. epidermidis* and *S. hominis*). In a mouse model, *S. hominis* provided selected protection against *S. aureus* by secreting lantibiotics and showed potential in producing AMPs [191].

5.3. Gut Microbiome and Diet Implications in AD

Studies have shown a gut dysbiosis association in patients with atopic dermatitis. The gut microbiome of AD patients was enriched in *Faecalibacterium prausnitzii*, had more

genes encoding for release of molecules that can damage the gut epithelium, and had lower levels of butyrate and propionate, which possess anti-inflammatory properties [107]. Higher levels of *Clostridium* and *Escherichia* were found in the gut of atopic infants compared to healthy controls [108–111]. *Clostridium* and *Escherichia coli* in the intestine can contribute to an inflammatory state [110]. On the other hand, lower levels of *Akkermansia*, *Bacteroidetes*, and *Bifidobacterium* were found in AD patients, compared to healthy controls [112,113]. Butyrate-producing bacteria (f.i. *Coprococcus*) were more abundant in healthy infants or infants with mild AD, compared to infants with severe AD [192]. A likely effective therapeutic option for AD involves the consumption of probiotics, for which a considerable number of studies have been published [193]. In most of the studies *Lactobacillus* and *Bifidobacterium* have been tested [194]. Studies have been conducted in children and adults and during pregnancy, for which often contrasting efficacy results have been obtained [195]. Evidence from a meta-analysis supports the use of probiotics for the treatment of AD in infants; however, the benefit likely results from primary prevention of atopic dermatitis, as also concluded by the World Allergy Organization [114,196,197]. The prophylactic effect of probiotics is likely due to its mediating role on the host immune system. Probiotics can interact with dendritic cells, can balance Th1/Th2 immunity, and can enhance Treg activity, as described in in vitro and in animal models [198,199]. These studies show the impact of the gut microbiome (dysbiosis) on Th2-type immune response to allergens in the skin [200]. Diet has been implicated in atopic dermatitis and Th2-driven inflammations. A reduced consumption of fruit, vegetables, and ω-3 fatty acids and increased consumption of ω-6 fatty acids have been linked to atopic dermatitis [201,202]. Epidemiologic studies have demonstrated associations of atopic dermatitis (and asthma) with margarine, fish, ω-6 polyunsaturated fatty acid (PUFA), and ω-3 PUFA [202]. Further research is nonetheless required to prove the conclusive effect of dietary manipulations on the reduction in atopic disease (and asthma), as previous studies have failed to do so [202,203].

6. Psoriasis

6.1. Psoriasis Pathophysiology

Psoriasis is an immune-mediated inflammatory disease (IMID) and one of the most prevalent chronic skin diseases (0.1–12%) in the world [204]. It is characterized by red, scaly, and thickened skin lesions that can occur at any site of the body [205]. It is a multifactorial disease with an intimate interplay between genetic susceptibility, lifestyle, and environment [205–209]. Numerous comorbidities are reported, suggesting psoriasis to be a systemic disease rather than just a skin disease [210,211]. Similarly, stress has been reported to be an important trigger and crucial exacerbating factor [212,213]. It is primarily considered a Th17 disease with a major role for IL-23/IL-17-mediated inflammation, where tumor necrosis factor (TNF) enhances the inflammatory feedback loop [214]. Consequently, moderate-to-severe psoriasis is treated with therapeutic antibodies, termed biologics, that target these cytokines, including TNF, IL-17, IL-23, and IL-12/23. These drugs have revolutionized the therapeutic landscape in related IMIDs as well, such as hidradenitis suppurativa (HS), rheumatoid arthritis, and IBD (Crohn's disease (CD) and ulcerative colitis (UC)). Interestingly, psoriasis is also characterized by a type I interferon (IFN) signature in lesional skin, including upregulated expression of IFN-stimulated response element (IFN-ISRE) genes [215–217]. Since psoriasis has no clear cause, it is not considered a classic autoimmune disease. Nonetheless, the AMP LL-37 is found complexed with DNA in increased levels in lesional skin and is targeted by autoantibodies in the arthritis subform of psoriasis [218]. However, the presence of specific cytokine profiles in certain diseases associated with specific antimicrobial responses begs for the role of the microbiome in a disease such as psoriasis, which for instance includes an antiviral response (i.e., type I IFN).

6.2. Skin Microbiome in Psoriasis

The psoriatic skin microbiome has been described in several studies [84–87], and is mainly characterized by a relative higher abundance of *Staphylococcus* and *Streptococcus* species. The various studies often show different outcomes: some studies report a decreased microbial diversity, whereas others describe an increase in diversity. Yerushalmi et al. performed a systematic review on microbial studies in psoriatic disease and reported a general decrease in α-diversity: a higher and lower relative abundance of Firmicutes and Actinobacteria, respectively, in comparison to healthy controls [88]. At the genus level, the results are less consistent according to the systematic review: *Corynebacterium*, *Staphylococcus*, and *Streptococcus* are reportedly more present in lesional skin, whereas a decrease in *Cutibacterium* is observed [88]. This discrepancy supposedly stems from the variety in study design (e.g., lesional skin versus nonlesional skin versus healthy controls, body sites, and medication) and analytic methodology [219]. In psoriasis, a lower abundance of *S. epidermidis* and *C. acnes* may enable increased colonization of *S. aureus* [87]. Indeed, *S. aureus* colonization has been found to stimulate Th17 polarization in mice, suggesting that *S. aureus* triggers IL-17-mediated skin inflammation [87].

A clinical subform of psoriasis, called guttate psoriasis, is usually triggered by a streptococcal throat infection and generally evolves into the vulgaris (plaque) form. People with psoriasis vulgaris also report exacerbation of the disease severity following tonsillitis. Psoriasis associated with tonsillitis may be controlled by tonsillectomy [220,221]. HLA-C*06:02, a well-known psoriasis-associated single nucleotide polymorphism (SNP), has been found to be associated with chronic and recurrent streptococcal tonsillitis [222].

The effect of anti-psoriasis treatments on the skin microbiome has been investigated as well. Psoriasis patiens treated with narrowband UVB light therapy displayed reduced presence of Firmicutes, *Staphylococcus*, *Finegoldia*, *Anaerococcus*, *Peptoniphilus*, *Gardnerella*, *Prevotella*, and *Clostridium* spp. in lesions posttreatment [223]. Conventional and biological systemic treatments (e.g., cyclosporin A, retinoic acids, fumarates, methotrexate, adalimumab, and ustekinumab) resulted in a change in the Actinobacteria to Firmicutes ratio, with biologics having the greatest effect [224].

Characterization of the viral microbiome in psoriasis has not been studied as extensively as its bacterial counterpart. Interestingly, the presence of a type I IFN signature in psoriasis suggests an antiviral response. Triggers through viral infections have been described, albeit evidence remains limited [225,226].

6.3. Gut Microbiome and Diet Implications in Psoriasis

People with psoriasis have an increased risk to develop intestinal immune disorders, such as IBD, UC, and celiac disease [118,119,227]. The exact mechanism is not entirely understood, and though many pro-inflammatory cytokines play similar roles in IMIDs, the responses to treatments may differ entirely: the IL-17 blockade is beneficial in psoriasis but rather harmful in IBD [228,229]. Integrity issues in psoriasis are found not only in the skin but also at the intestinal level. Structural aberration in the form of decreased surface in the jejunum was reported in psoriasis patients compared to healthy controls [230]. Other aberrations have been reported as well, including intestinal infiltration of lymphocytes. Lactose intolerance is significantly more present in psoriasis and is even associated with psoriatic severity [227]. Loss of intestinal integrity has been reported in psoriasis based on a 51Cr-labeled ethylenediaminetetraacetic acid (EDTA) absorption test [231] and more recently through increased levels of barrier-related proteins such as claudin-3 and intestinal fatty acid binding protein (I-FABP) in serum [232]. Higher levels of fecal calprotectin were found, were correlated to disease severity [233], and were especially increased when joint inflammation was involved [233]. Studies have shown the presence of ribosomal DNA in the peripheral blood of psoriasis patients, including DNA from *Streptococcus* and *Staphylococcus* spp. [234,235]. In mice, intestinal inflammation drove imiquimod-induced psoriasis-like skin inflammation [116].

A number of studies investigated the gut microbiome of psoriasis patients, which showed differences in β-diversity (Table 2). Two studies reported lower relative abundance of Bacteroidetes and higher Firmicutes in psoriasis patients compared to healthy controls [115]. The gut microbiome has also been investigated in response to anti-psoriasis treatment: secukinumab, an IL-17 inhibitor, had a greater impact on the gut microbiome in comparison to ustekinumab, an IL-12/23-p40 inhibitor. In detail, the relative abundance of Proteobacteria, Pseudomonadaceae, Enterobacteriaceae, and Pseudomonadales increased in response to secukinumab, whereas Bacteroidetes and Firmicutes declined [120]. These findings suggest a link between psoriasis and the intestinal health.

Lifestyle has major implications in psoriasis: smoking and alcohol have been associated with the exacerbation of skin lesions and even suboptimal responses to treatments, whereas obesity is an independent risk factor for the development of psoriasis [236]. A healthy weight is associated with beneficial effects: HFDs are associated with the exacerbation of psoriasis, whereas weight reduction had a positive outcome on psoriasis severity [237–239]. A response to treatment may also be susceptible to dietary intake, as a very low-calorie ketogenic diet has been shown to improve response in patients with a psoriasis relapse [237,240]. Intermittent fasting according to the Ramadan regimen has also been found to positively impact moderate-to-severe psoriasis [241]. Indeed, the intestinal dysbiosis in patients with psoriasis has been the target for probiotics [242]. A mixture of strains was tested in psoriasis and found to be beneficial, up to 6 months after intervention, with fewer relapses in the group treated with the probiotic mixture [243]. Recently, an oral derivative of a single strain of *Prevotella histicola* was tested for psoriasis. In the murine imiquimod model, it was found to be effective, which was confirmed in a phase 1b trial in humans, yet the results remain to be published [122,244].

7. Hidradenitis Suppurativa (HS)

7.1. HS Pathophysiology

Another chronic cutaneous IMID is hidradenitis suppurativa, with a global prevalence of 0.3% [245]. HS is characterized by occlusion of the apocrine glands, though it is also commonly known as acne inversa, as it occurs in the inverse areas such as the axillae, inframammary regions, groin, and genital and perianal regions. It typically involves recurring, draining, and inflamed lesions that are painful and disfiguring. The lesions consist of chronic subcutaneous sinus tracts, cutaneous fistulae, or dermal-cutaneous scars. Though its etiology remains incompletely understood, research reports a dysregulation of inflammatory cytokines and occlusion of the follicles. TNF is considered a key cytokine, orchestrating the inflammatory loop with VEGF, IL-8, and IL-1β, whilst skin biopsies show an increased ratio of Th17 cells compared to Tregs [246,247]. The use of adalimumab, an anti-TNF antagonist, was found to be effective in the treatment of HS and to normalize the Th17/Treg population. It is a multifactorial disease, where lifestyle plays a significant role, including exacerbating effects of smoking and obesity. It remains incompletely understood what the exact underlying mechanism is, and therapeutic interventions, additionally to anti-TNF, include laser-assisted hair removal and antibiotics, yet no cure exists.

7.2. Skin Microbiome in HS

HS lesions present with bacterial infections, which are clinically considered secondary. However, the lesions exhibit a distinct cutaneous microbiome in lesional and nonlesional HS skin in comparison to healthy controls. More specifically, anaerobic species were found in lesions, e.g., *Prevotella* and *Porphyromonas*, whereas aerobic commensals were reduced. Interestingly, the HS-microbiome may have clinical relevance as *Fusobacterium* and *Parvimonas* spp. were found to correlate to disease severity [89]. In addition, *Saccharomyces cerevisiae* yeast and one of its wall components, mannans, may also play a role in HS: anti-*Saccharomyces cerevisiae* antibodies (ASCAs) have been found in HS-serum and to be specifically present in comparison to psoriasis vulgaris and healthy controls, underlining

its importance as a biomarker [90]. Assan et al. even reported a significant elevation in the severe cases (Hurley III stage), suggestive for a prognostic marker for disease severity [90].

7.3. Gut Microbiome and Diet Implications in HS

The main link with the gut is based on the increased risk in developing CD and UC: based on a systematic review, usually a two-fold odds ratio was found [248]. Moreover, both diseases respond to anti-TNF treatment, suggesting similar inflammatory pathomechanisms. Especially the presence of perianal fistulae in CD is interesting, and molecular research of HS and CD fistulae has found that CD161+ T lymphocytes are enriched in these lesions, which can differentiate into pathogenic Th17 cells [249]. Interestingly, the presence of ASCAs in HS can be linked to several intestinal disorders such as Crohn's and celiac disease, where ASCAs are prevalent as well. Positivity for ASCA suggests a systemic response to the oligomannosidic epitopes of yeast. Such observations imply that systemic tolerance to microbial antigens may be exhibited in tissue-specific manifestations, including cutaneous (HS) and intestinal (Crohn's and celiac disease) [250]. In HS, several lifestyle factors such as smoking, alcohol, and obesity are considered exacerbating factors. Especially cessation of smoking has been associated with significant improvement in HS lesions [251,252].

Based on the intimate link with Crohn's disease, dietary interventions have been suggested as clinical interventions for HS. However more importantly, obesity is also a known independent risk factor for HS, and a weight loss of at least 15% has been associated with diminished disease severity [253]. Imbalance in the gut microbiome has been associated with diets high in fat, including an increment in Firmicutes and a reduction in Bacteroidetes. How the bacterial HS-associated gut microbiome responds to low fat diets remains to be elucidated. Avoidance of food containing or made with the yeast *S. cerevisiae* has resulted in promising long-term results in HS, including a reduction in inflammation and amelioration of clinical response to (surgical) treatments [254]. Though other "avoidance" diets are suggested for the treatment of HS, randomized controlled trials are lacking to provide solid evidence for HS [255].

8. Rosacea

8.1. Rosacea Pathophysiology

Rosacea is a chronic inflammatory dermatosis characterized by various skin lesions predominantly on the face including erythema, papulopustules, telangiectasia, and/or ophthalmic involvement that affects up to 15% of the Caucasion population with fair sun-sensitive skin (skin phototypes I and II) [256–258]. Although the pathophysiology of rosacea remains unclear, neurovascular dysregulation, impaired immunity, external factors, and genetic inheritance are suggested to play important roles in the disease progression [92]. Rosacea patients retain a dysregulated innate immune system that causes an abnormal inflammatory cytokine release and an AMP response. Cathelicidin expression is significantly increased in the epidermis of rosacea affected skin compared to normal skin [259,260]. In granular or cornified layers of normal skin, cathelicidin nis early absent whereas its expression is greatly induced by wounding or infection [261]. LL-37 is the most common ly found cathelicidin peptide in rosacea patients [260]. Toll-like receptor 2 (TLR2) levels are increased in rosacea patients and stimulate KLK5 [262]. In addition, particular cathelicidin types stimulate and control leukocyte chemotaxis, vasodilation, angiogenesis, and the expression of extracellular matrix proteins [263–265]. Neurogenic inflammation might also play an important role in the pathogenesis of rosacea. Various rosacea triggers, including heat and dietary factors, might activate and upregulate the transient receptor potential (TRP) ion channels of vanilloid type (TRPV), which are expressed by sensory nerves as well as by keratinocytes [266]. The TRP channels might be targets for rosacea patients, as they play a role in inflammation, pain perception, and vasoregulation [262,266].

8.2. Skin Microbiome in Rosacea

The skin of rosacea patients regularly contains an overgrowth of commensal skin microorganisms. Higher concentrations of *Demodex folliculorum* were detected, which usually inhabit the sebaceous glands. The *D. folliculorum* mite density has been reported to attain up to $10.8/\text{cm}^2$ in rosacea patients in comparison to $0.7/\text{cm}^2$ in controls [91]. TLR2 is activated by cell-membrane components of the *Demodex* mite, which triggers KLK5 activity [267]. The use of permethrin against *D. folliculorum* reduced the mite abundance; however, the skin lesions did not recover [268]. For this reason, researchers proposed bacteria as a causative agent for the inflammatory responses in rosacea, and the role of *Bacillus oleronius* and *Staphylococcus epidermidis* have been investigated [262,267,269,270]. The study of Woo et al. analyzed the influence of oral antibiotics on the composition and diversity of the skin microbiome in rosacea patients. *Staphylococcus epidermidis*, a skin commensal, is the predominant species, followed by *C. acnes*. Rosacea severity increased with age and the relative abundance of *C. acnes* decreased, whereas the relative abundance of *Snodgrassella alvi* increased. *Geobacillus* and *Gordonia* were significantly associated with rosacea severity [271]. The use of topical metronidazole (1% cream) did not alter the skin microbiota composition [272]. Zaidi et al. described that oral doxycycline (100 mg for 6 weeks) did not affect the α-diversity but demonstrated an increase in the relative abundance of *Weissella confusa* [273]. In contrast, Woo et al. reported a decrease in *W. confusa* [271]. Further studies are thus needed to assess the effect of oral antibiotics on the skin microbiome composition.

8.3. Gut Microbiome and Diet Implications in Rosacea

A link between gut microbial dysbiosis and rosacea has been hypothesised, as there is an increased risk of gastrointestinal disorders in rosacea patients [274]. Especially *Helicobacter pylori* infection (HPI) has been associated with the disease [123]. The prevalence of small intestinal bacterial overgrowth (SIBO) is increased in rosacea patients. The elimination of SIBO resulted in a significant reduction in cutaneous lesions [124]. A population-based cohort study with 50,000 Danish rosacea patients could identify a higher prevalence of celiac disease, CD, UC, HPI, SIBO, and irritable bowel syndrome (IBS) among the rosacea subjects compared to the control subjects [274,275]. However, comprehensive studies are missing that describe the role of gut dysbiosis in rosacea. A recent Korean study found a link between several enteral microbiota and rosacea in a group of 12 female subjects with rosacea [125]. The abundance of enteral microbiota was similar between patients with rosacea and rosacea-free controls yet differed in composition. A higher abundance of *Acidaminococcus* and *Megasphaera* and a lower abundance of Peptococcaceae and *Methanobrevibacter* were reported [125]. The study of Chen et al. demonstrated a reduction in the fecal microbial richness in rosacea patients as well as a distinct fecal microbial community. The altered microbial composition might be due to sulfur metabolism, cobalamin, and carbohydrate transport [276]. The microbiome might be a critical therapeutic target. An important note is that there is a lot of interindividual variability in the human intestinal microbiome composition. Several reasons may account for this variability, including genetics, environmental exposure, hygiene, geography, ethnicity, etc. [277].

Rosacea exacerbations are frequently linked to dietary factors that can mainly be categorised into heat-related, alcohol-related, capsaicin-related, and cinnamaldehyde-related [278]. There are multiple proposed mechanisms of action (MOA); one of them is through the activation of TRP channels [279]. A second MOAPlease define if appropriate. is through the gut–skin connection [274].

9. Dandruff and Seborrheic Dermatitis

9.1. Dandruff and Seborrheic Dermatitis Pathophysiology

Dandruff is a skin condition that mainly affects the scalp, resulting in skin flaking and pruritus. It occurs in 30–50% of the world's population, with males generally more affected than females [280,281]. Severe forms of dandruff include inflammation of the skin and

are known as seborrheic dermatitis. Seborrheic dermatitis is a chronic and inflammatory dermatosis with recurrent character, and its pathophysiology is very similar to that of dandruff [282]. The exact causes of these conditions remain unknown. However, several factors have been implicated in the progression of the skin conditions, including sebum levels, immune response, stress, environmental and hormonal changes, and individual sensitivity [283]. Moreover, seborrheic dermatitis has been linked and can be caused by an inflammatory immune response to *Malassezia* spp. [284]. It is usually treated with anti-dandruff shampoos, containing antibacterial and antifungal agents.

9.2. Skin Microbiome in Dandruff and Seborrheic Dermatitis

Dandruff and seborrheic dermatitis are generally associated with a fungal component. *Malassezia* spp. are lipophilic and dominant fungi colonizing the human scalp and are the most abundant yeast species of the skin mycobiome [280]. *Malassezia restricta*, *Malassezia furfur*, and *Malassezia globosa* are the most abundant species of the *Malassezia* genus. An inflammatory reaction to excess *Malassezia* spp. growth on skin has been associated with seborrheic dermatitis [93]. *Malassezia* spp. are thought to cause an overproduction of oleic acid, which disturbs the stratum corneum cells and evokes an inflammatory response on the scalp [93]. This results in irritating free fatty acids and other metabolites, which can lead to more sebaceous secretions on the scalp, which in turn leads to an inflammatory response that results in skin changes [285]. Dandruff and seborrheic dermatitis occur solely on skin areas with high levels of sebum [93]. Preferencial sites are sebaceous gland-rich areas such as the face, ears, scalp, and upper trunk. Patients with oily skin are prone to developing seborrheic dermatitis [94]. Analysis of the *M. globosa* genome showed an absence of fatty acid synthase, while many lipase and phospholipase genes/enzymes were present and active on human scalp [93]. This explains the nature of this yeast to heavily rely on external (sebaceous) fatty acids to survive. A bacterial impact was also suggested, with an imbalance in *Cutibacterium* and *Staphylococcus* species [95,96].

9.3. Gut Microbiome and Diet Implications in Dandruff and Seborrheic Dermatitis

The link between gut dysbiosis and dandruff/seborrheic dermatitis has been controversial. Some deviations have been detected in the intestinal mucosa of patients with seborrheic dermatitis [286]. A clinical study on probiotics consumption (*Lactobacillus paracasei* strain) found significant improvements in severity and symptoms of moderate to severe dandruff compared to a placebo treatment [126]. However, the influence of the gut microbiome composition on seborrheic dermatitis and dandruff remains to be elucidated.

Diet has been reported as having an important contribution in the production of sebum. Dietary lipids, glucose intake, and acetate have been indicated as influencing for sebaceous gland activity [287]. Sugar consumption is often higher in patients with seborrheic dermatitis, compared to healthy control groups [288]. Caloric restrictions have been linked to reduced sebum production [289]. Increased levels of vitamin A in the blood has also been linked to a decreased sebum production [290]. Dandruff patients are often advised to avoid sugar, animal fats, and greasy food products and instead consume more vegetables, water-based fruits, seeds, fish, biotin, and vitamin B, although no conclusive evidence has been found for such recommendations [291].

10. Alopecia

10.1. Alopecia Pathophysiology

Alopecia areata is a skin condition with a prevalence of 2% and is clinically characterized by small areas of hair loss on the scalp and/or all over the body [292]. The pathophysiology is still unclear but there is some strong evidence that autoimmune reactions cause inflammations at the site of the hair follicle. Research indicates that different cells of the innate and adaptive immune system are correlated to alopecia areata. Th cells, cytotoxic T cells, natural killer cells, and DCs are present at the hair follicle during the anagen (growth) phase of the hair. The autoimmune responses of these cells cause the

production of cytokines such as IFN-γ and TNF-α, which leads to collapse of the hair follicle [293]. The factors that cause this immune response remain unknown. However, there is some evidence that genetic disposition, several environmental factors, and even maybe the skin microbiome can have some influences on the disease as well [294].

10.2. Skin Microbiome in Alopecia

The scalp microbiome mainly consists of Corynebacteriaceae, Propionibacteriaceae, and Staphylococcaceae [99]. A small fraction of the scalp microbiome also consists of fungi, with *Malassezia restricta* being the most important one. These microorganisms have a symbiotic relationship on healthy scalp, while dysbiosis can cause pathological conditions. A higher abundance of pathogenic taxa in the hair follicle can lead to infections and can contribute to a pro-inflammatory state on the scalp [295]. Analysis of the scalp microbiome of patients with alopecia areata demonstrated an increase in *C. acnes* in combination with a decrease in *S. epidermidis* [99]. A disbalance in *Cutibacterium/Staphylococcus* spp. can potentially play a role in alopecia areata [99]. An increase in cytomegalovirus and *Alternaria* fungi in alopecia areata has also been postulated [97,98]. Skin microbiome data on this scalp condition remains nonetheless scarce.

10.3. Gut Microbiome and Diet Implications in Alopecia

An association between gut dysbiosis and alopecia areata has been considered. Genes that are related to alopecia areata may also affect gut colonization with microorganisms that induce a Th1 response, which leads to the production of IFN-γ, as IFN-γ signals through a JAK/signal transducer and activator of transcription (STAT) signal pathway [293]. Induction of this pathway can cause abnormal growth of hair follicle cells and can even progress into hair loss. Furthermore, dysbiosis of the gut microbiome provokes other diseases through manipulation of the T cell activity near and distant to the site of induction [296]. A case report revealed hair growth in two patients with alopecia areata who were treated with a fecal microbiota transplant (FMT) [128]. This also supports the hypothesis of the potential role of the gut microbiome in the pathophysiology of alopecia areata. Some gut bacterial differences were identified in alopecia areata patients, without major differences [127]. Based on the limited studies found in literature, a clear association between gut dysbiosis and alopecia areata has not yet been determined.

A nutrient deficiency can impact hair growth and structure. Metal deficiencies, such as iron and zinc, can cause hair loss. Low serum ferritin and zinc are more prevalent in patients with alopecia areata. Vitamin deficiencies can also result in hair loss. Niacin and biotin deficiency are proven to cause alopecia areata. Vitamin D takes part in hair follicle cycling and vitamin A activates hair follicle stem cells. [297]. These deficiencies are linked to hair loss and/or alopecia areata; however, limited information is available on the effect of supplement intake and its association with hair loss and alopecia areata [297]. Furthermore, some diet alterations might also benefit the hair growth of alopecia areata patients [298]. A gluten-free diet stimulated the hair growth of patients suffering from celiac disease [298]. People who followed a soya-based eastern diet have a decreased risk for alopecia areata, less than 1% instead of a global $+/-2\%$ risk [293]. The Mediterranean diet, rich in raw vegetables and fresh herbs, or a high protein diet is a potential treatment for alopecia [298]. However, the effect of a food limitation as a treatment for alopecia areata needs to be further explored.

11. Skin Cancer

11.1. Skin Cancer Pathophysiology

Skin cancer is a common malignancy and can be divided into two categories: invasive melanoma, in which melanocytes divide uncontrollably, and non-melanoma skin cancers (NMSCs). The latter covers tumors with keratinocytic origin such as basal cell carcinoma (BCC) and squamous cell carcinoma (SCC) [299]. There is a wide variety of risk factors that may lead to melanoma and NMSCs, which includes constitutional predisposition,

immunosuppressive status, and exposure to environmental risk factors such as ultraviolet radiation [300]. In addition, actinic keratosis and Bowen's disease may also result in SCC [301]. During the last decennia, immunology involving cutaneous components was better understood by the immunosurveillance mechanisms and the immunoediting framework. The immunogenicity of tumor cells changes by an altered expression of (tumor-associated) antigens, such as reduced MHC-1 expression, resulting in the development of malignancy [302].

11.2. Skin Microbiome in Skin Cancer

The impact of viruses and UV radiation on skin cancer has already been extensively examined. Recently, a lower incidence of skin cancer was discovered in germ-free rats. As a result, it is hypothesized that dysbiotic skin microbiota can result in the development of several skin cancers. However, it remains unclear whether tumor cells or microbial dysbiosis trigger progression [303]. A number of studies have explored the link between several skin cancers and dysbiosis of the bacterial skin microbiome in inflammatory diseases involving Th17, such as psoriasis and acne [103]. Moreover, SCC and actinic keratosis have recently also been associated with an increase in certain strains of *S. aureus* in combination with a decrease in skin commensals [100]. Cheng et al. associates the latter with the development of BCC [101]. Additionally, melanoma samples showed increased levels of *Fusobacterium* and *Trueperella* genera according to a recent study by Mrázek et al. [102]. Furthermore, an increase in Merkel cell polyomavirus (MCPyV), a virus thought to be a persistent resident of the skin, can lead to Merkel cell carcinoma (MCC) [103]. On the other hand, specific *S. epidermidis* strains were shown to selectively inhibit proliferation of tumor cell lines as it protects the progression of UVB-induced skin papillomas in preclinical models [304]. *S. epidermidis* produces 6-N-hydroxyaminopurin, which interferes in *Streptococcus* synthesizing DNA polymerase without interfering primary keratinocyte growth [303]. Protective reactive oxygen species (ROS) are reduced in actinic keratosis and BCCs [165,305]. This shows that skin commensals, such as *C. acnes* and *S. epidermidis*, can protect the host from UV-induced DNA damage. Furthermore, treatments with topical probiotics are suggested to reduce the risk of skin cancer due to increased immune surveillance and reduced chronic inflammation. In fact, topical probiotics may alter the tumor microenvironment by changing the immune responses, which may lead to therapeutic effects [103]. However, more research is still needed to fully understand the role of skin microbiota in skin cancer.

11.3. Gut Microbiome and Diet Implications in Skin Cancer

Cancer patients are also frequently subjected to dysbiotic gut microbiota because of therapies affecting the composition and immunity of these microbiota [306]. Although the link between this dysbiosis and skin cancer in particular remains unclear, the link with cancer in general has already been investigated to a limited extent. For example, colorectal cancer (CRC) is associated with an increase in *Bacteroides fragilis* in murine models. Additionally, an altered gut microbiome leads to an increased risk to develop CRC [129]. Moreover, Guo et al. discovered the link between *Helicobacter pylori* and an increased risk of pancreatic cancer [130]. This may be a consequence of a disturbed gut microbiome, which has been described in *Helicobacter*-associated diseases [131]. However, more research is needed to investigate the correlation between gut dysbiosis and skin cancer. Finally, it is uncertain whether tumor development is secondary to bacterial dysbiosis.

12. Wound Healing

12.1. Wound Pathophysiology

Cutaneous wound healing is a very complex and organized process and consists of overlapping phases of acute healing [307]. Multiple cell types, primarily epidermal keratinocytes, neutrophils, and macrophages, are involved and interact with residing commensal microbiota. The latter one may colonize wounds and may stimulate wound

healing by promoting the innate immune system. Subsequently, keratinocytes expand and migrate, fibroblasts migrate and amass the extracellular matrix (ECM), and angiogenesis ensues during the proliferation phase. In the remodelling phase, the ECM restores, scar formation appears, and the epidermal skin barrier recovers [307]. When one of these phases is hampered, the epithelial barrier will not heal properly and a wound becomes chronic. Impaired wound healing is a major challenge for the health care system, as it affects roughly 1% to 2 % of the population in developed countries [308,309]. The prevalence of chronic wounds is higher in older people with underlying pathologies including diabetes mellitus, vascular disease, and obesity [310]. The cellular programs restoring the skin barrier do not function properly in chronic wounds [307,311,312]. Impaired wound healing is characterized by accelerated keratinocyte proliferation, impaired migration, and fibrosis. In addition, several processes such as angiogenesis, ECM remodelling, and induction of stem cells are hindered. Chronic wounds were also continuously inflamed, as was demonstrated by several studies [307,313–317]. However, the underlying cellular and molecular mechanisms of impaired wound healing are not yet fully understood. Especially the role of skin microbiome in impaired wound healing and the application of antimicrobial products are still questioned [312].

12.2. Wound Skin Microbiome

Wounds provide an ideal opportunity for microbiota to obtain access to underlying tissues and to meet the ideal conditions to colonize and grow [318,319]. Commensal microbiota are thought to be beneficial for the wound healing process. They are essential for regulating the skin innate immune system, as they stimulate the production of antimicrobial molecules that provide protection against intracellular pathogens [318,320,321]. Keratinocytes are effective killers of intracellular bacteria in a perforin-2 (P-2)-dependent manner [322]. Skin commensal bacteria, such as *S. epidermidis*, are able to regulate the gamma delta ($\gamma\delta$) T cells and to induce the P-2 expression. Intracellular *S. aureus* were destroyed by skin cells as a result of the increased P-2 expression, which was induced by *S. epidermidis* [323]. In addition, certain *S. epidermidis* strains produce trace amines that accelerate wound healing in mice [324]. Disruption of the normal skin microbiota may contribute to impaired wound closure and the chronic wound pathology. Wound microbiome studies reveal that 21 bacterial families account for the majority of microbiota that colonize chronic wounds [325,326]. Methicillin-resistant *S. aureus* (MRSA) is one of the most common pathogens to colonize wounds [104]. Similarly, biofilm forming bacteria have been associated with delayed wound healing [326]. Probiotics, like *Lactobacillus* as well as fermented products have been tested to counteract the detrimental effects of wound colonizing microbes [104,105].

12.3. Gut Microbiome and Diet Implications in Wound Healing

Alterations in the commensal skin microbiome may contribute to the formation of chronic wounds. Recent research in animal models suggests that probiotics may hinder and cure non-healing wounds. Kefir extracts in topical gels have improved the epithelialization and the collagen generation in burn injuries in rats compared to controls that were treated with silver sulfadiazine [327]. The administration of oral probiotics to ultraviolet injured mice modulated the quantity of immune cells in the skin as well as the IL-10 levels, illustrating the immunomodulating potential of probiotics in skin tissues [46]. Supplementation of lactic acid bacteria in drinking water stimulated the healing process in mice compared to controls. In addition, the probiotic strain *Lactobacillus reuteri* improved wound healing by stimulating oxytocin, which induced the CD4 + Foxp3 + CD25 + Treg lymphocytes that convey the wound healing capacity [328]. These data support the notion that Tregs have the potential to modulate the immune system beyond the gut.

13. Conclusions

The skin diseases as discussed in this manuscript result from a complex interaction between genetic susceptibility, lifestyle, and the immune system. More specifically, the latter is in constant orchestration with the nervous and endocrine systems. These interactions allow microbiota to play a key role, especially in organs such as the skin and gut that are richly perfused with immunoregulators and microbiota. Additionally, observations such as the prevention of AD through probiotics and the increased prevalence of intestinal comorbidities in chronic skin diseases suggest that skin diseases can be linked to the gastrointestinal system. The main hypothesis relies on the gut health, which is directed by dietary factors, mediated through the intestinal microbiome and the immune system, leading to systemic effects, including skin health. The integrity of the intestinal barrier plays a key role, which if compromised, leads to a "leaky gut"—an impaired intestinal barrier. However, its existence remains heavily debated.

This intestinal microbial dysbiosis poses an interesting field of investigation and applications. Pre- and probiotics aimed at the intestinal microbiome may be used for targeting skin health [45]. Probiotic-fed mice with *Lactobacillus reuteri* demonstrated a shinier and thicker fur mediated through IL-10 and, upon the addition of purified Foxp3+ T cells, also improved the integumentary system [329]. In a placebo controlled human study, healthy volunteers obtained a lower transepidermal water loss and lower skin sensitivity when consuming probiotics compared to the placebo group [330]. Interestingly, consumption of probiotics or live bacteria that are beneficial for the gastrointestinal system has potential to prevent and manage various skin diseases, such as acne vulgaris, atopic dermatitis, and psoriasis [331–336]. Similar beneficial health effects have been determined by consuming prebiotics and synbiotics [337,338]. However, specific diets such as caloric restriction and low fat diets have also been associated with improved intestinal epithelial barrier or with cutaneous improvements, including acne vulgaris, AD, psoriasis, wound healing, skin cancer, and even skin aging [339,340].

The attractiveness of targeting the gut microbiome through oral delivery seems inversely correlated with the complexity of targeting the gut–skin axis: modulation of the intestinal microbiome may lead to systemic effects, including the skin and other organs. Properly designed clinical trials are needed to assess the effectiveness of microbiome-targeted treatments. Recent advances in short-read and long-read sequencing technologies permit detailed understanding in gut and skin microbial mediators. These technologies should be accompanied by biomarker analyses (f.i. IgA, calprotectin, and immune measurements) to identify the interplay between the microbiome and the gut barrier integrity.

Though the microbiome also includes viral microbiota, little evidence is available on how viruses impact skin diseases and the intestinal health. The upcoming whole genome sequencing should facilitate our knowledge on the role of viruses in the gut–skin axis.

Skin health outcomes need to be defined in order to determine the impact. Skin tape stripping, which has recently been introduced for protein and mRNA quantification, will enable noninvasive sampling, which is less burdensome for the study subjects. However, one should take into account that skin tape stripping only reveals limited information in comparison to skin biopsies.

Lastly, the study protocols need to take this complexity into account: the quality of recording dietary habits is crucial and relies on the chosen method, such as patient-reported outcome measures (e.g., a food frequency questionnaire versus digital apps for calorie counting and food databases). Moreover, the moment of sampling should be carefully considered: study subjects may have fasted at the moment of sampling by skipping breakfasts versus those who did not. Moreover, the impact of the circadian rhythm needs to be incorporated into future clinical trials. The current literature lacks studies reporting on the impact of the circadian rhythm of nutrition uptake. The study of Parkar et al. reviewed current evidence that demonstrated the effect of altered sleep and eating patterns that may disrupt the host circadian system and that affect the gut microbiome. They concluded that a distortion of microbiome rhythms might at least

partly be responsible for an increased risk of obesity and metabolic syndrome linked with insufficient sleep and circadian misalignment [341]. In addition to our own circadian rhythm, the microbiota has also been described to exhibit an internal clock regulated through microbial metabolites [342–344]. Presumably, certain nutritional components are better metabolized at certain time points during the day. Indeed, high caloric intake during evening hours has been associated with weight gain, whereas the same caloric intake during morning hours results in weight maintenance [345].

In conclusion, the gut–skin axis, with a central role for our microbiota, poses an exciting field of research, with promising therapeutic and cosmetic applications. Dissecting the interactions between the microbiome and the hosting tissues will lead to a better understanding of health and disease and will create novel opportunities. The need for well-designed trials is primordial and will require multidisciplinary teams to work together, reflecting the cooperation between our own bodies and microbiota.

Author Contributions: C.C. conceived the idea for the review article. All authors contributed to the conceptualisation, literature study, and the first draft of the manuscript. All authors commented on previous versions of the manuscript. All authors have read and agreed to the published version of the manuscript.

Funding: This research received no external funding.

Acknowledgments: B.D.P., L.G., M.D., and A.M. were supported by Ghent University. C.C. was supported by Research Foundation Flanders. B.P. was supported by S-Biomedic.

Conflicts of Interest: The authors declare no conflict of interest. B.P is employee and stockholder of S-Biomedic. The funders had no role in the design of the study; in the collection, analyses, or interpretation of data; in the writing of the manuscript; or in the decision to publish the results.

Abbreviations

The following abbreviations are used in this manuscript:

AD	Atopic Dermatitis
AMP	Antimicrobial Peptide
ASCA	Anti-*Saccharomyces cerevisiae* Antibody
BCC	Basal Cell Carcinoma
CD	Crohn's Disease
CRC	Colorectal Cancer
DC	Dendritic Cell
EC	Epithelial Cell
EDTA	Ethylenediaminetetraacetic Acid
FMT	Fecal Microbiota Transplant
GABA	Gamma-Aminobutyric Acid
$\gamma\delta$	Gamma Delta
GI	Gastrointestinal
HFD	High-Fat Diet
HPI	*Helicobacter pylori* Infection
HS	Hidradenitis Suppurativa
IBD	Inflammatory Bowel Disease
IBS	Irritable Bowel Syndrome
IEC	Intestinal Epithelial Cell
I-FABP	Intestinal Fatty Acid Binding Protein
IFN	Interferon
IFN-ISRE	IFN-Stimulated Response Element
IgE	Immunoglobulin E
IGF	Insulin-like Growth Factor
IL	Interleukin
ILC	Innate Lymphoid Cell

IMID	Immune-Mediated Inflammatory Disease
JAK	Janus Kinase
KLK5	Kallikrein 5
LC	Langerhans Cell
LL-37	Cathelicidin AMP
M	Membranous
MAMP	Microbial-Associated Molecular Pattern
MCPyV	Merkel Cell Polyomavirus
MCC	Merkel Cell Carcinoma
MOA	Mechanism of Action
MRSA	Methicillin-resistant *S. aureus*
NMSC	Non-Melanoma Skin Cancer
P-2	Perforin-2
PUFA	Polyunsaturated Fatty Acid
ROS	Reactive Oxygen Species
SCC	Squamous Cell Carcinoma
SCFA	Short Chain Fatty Acid
SIBO	Small Intestinal Bacterial Overgrowth
SREBP-1	Sterol Regulatory Element-Binding Protein 1
STAT	Signal Transducer and Activator of Transcription protein
TLR2	Toll-like Receptor 2
Th	Helper T cell
Treg	Regulatory T cell
TRP	Transient Receptor Potential
TRPV	Transient Receptor Potential Ion Channels of Vanilloid Type
UC	Ulcerative Colitis
UVB	Ultraviolet B
VEGF	Vascularendothelial Growth Factor

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frontiers | Frontiers in Nutrition

TYPE Editorial
PUBLISHED 16 February 2023
DOI 10.3389/fnut.2023.1155614

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OPEN ACCESS

EDITED AND REVIEWED BY
Andrew Scholey,
Monash University, Australia

*CORRESPONDENCE
Anita Ferraretto
✉ anita.ferraretto@unimi.it

SPECIALTY SECTION
This article was submitted to Nutrition, Psychology and Brain Health, a section of the journal Frontiers in Nutrition

RECEIVED 31 January 2023
ACCEPTED 06 February 2023
PUBLISHED 16 February 2023

CITATION
Ferraretto A, Donetti E, García-Mena J and Pacheco-López G (2023) Editorial: The gut-skin-brain axis in human health and disease. *Front. Nutr.* 10:1155614.
doi: 10.3389/fnut.2023.1155614

Editorial: The gut-skin-brain axis in human health and disease

Anita Ferraretto[1]*, Elena Donetti[1], Jaime García-Mena[2] and Gustavo Pacheco-López[3]

[1]Department of Biomedical Sciences for Health, Università degli Studi di Milano, Milan, Italy, [2]Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional (Cinvestav), Departamento de Genética y Biología Molecular, Mexico, Mexico, [3]Health Sciences Department, Metropolitan Autonomous University (UAM), Lerma, Mexico

KEYWORDS

food components, skin diseases, gut diseases, brain pathologies, impaired homeostasis

Editorial on the Research Topic
The gut-skin-brain axis in human health and disease

In the last decade, the gut-skin-brain axis has emerged as a research field offering more and more evidence on the way foods and intestinal microbiota can affect the development of intestinal/skin diseases (1), and neurological-psychiatric-psychological disorders (2). The possibility to prevent and/or treat these pathological conditions by modulating gut microbiota and/or food components would allow to diminish their prevalence, save the use of drugs, and understand the involved mechanisms. In this Research Topic, two *Original Research*, one *Hypothesis and Theory*, and one *Perspective* have addressed this issue by studying possible microbiota involvement and modulation in the case of psoriasis, epilepsy, depression, and a possible correlation with environmental exposure to glyphosate and glyphosate-based herbicides with neuropsychiatric conditions. In all these publications, diet, probiotics, and lifestyle changes represent also valid support for ameliorating health conditions.

The original research by Sun et al. considered two physiological body barriers, i.e. skin and gut, and investigated the relationship between intestinal microbiota and psoriasis development with an epidemiologic analysis and an experimental approach. In psoriatic patients, the incidence of gastrointestinal discomfort symptoms was significantly higher than in healthy subjects and the gut microbiota was improved when patients received therapy of oral acitretin and narrow-band ultraviolet B, with an evident decrease in their psoriasis area and severity index (PASI) score compared to untreated subjects. The transplantation of fecal microbiota from psoriatic patients or healthy controls into mice after the application of imiquimod cream confirmed that psoriatic microbes delayed recovery of psoriasiform dermatitis and induced a lesser decrease of IL-17A, a key proinflammatory psoriatic cytokine, thus validating the epidemiologic data. This study represents an excellent example of the translational integration of preclinical and clinical investigations and helps in better defining the complex association between dysbiosis and psoriasis with the final aim of developing microbiome-based therapeutic options for dermatologists.

The connection between the gut and brain has been investigated by Wang et al. for epilepsy, a disease imposing low quality of life for millions of people. The hypothesis of a possible gut dysbiosis has been considered by the authors based on the published studies about the regulating role of bacteria in neuroinflammation and oxidative stress. Under this perspective, the administration of probiotics, *Bifidobacterium* and *Lactobacillus*

strains, prebiotics, inulin, and synbiotics, the combination of bacteria and inulin, were administered to kainic acid-induced epileptic rats, and both clinical manifestations and biochemical markers of the supposed involved mechanisms were collected. This pre-clinical results obtained show a decreased frequency and duration of seizures, an extended latency period with a major effect due to synbiotics, together with an improvement in cognitive impairment. The biochemical markers of lipid peroxidation, DNA damage, diminished total antioxidant ability, inflammation, and the release of IL-1β, IL-6, and TNF-α, confirm the authors' hypothesis and pave the way for finding new therapeutic agents.

Ghannoum et al. provide a *Hypothesis and Theory* contribution shedding light on the potential link between the gut microbiome and depression, exacerbated by the COVID-19 pandemic. The authors provided clinical evidence suggesting that integrative management of depression may also include microbiome modulation. Despite this issue deserves further data to be fully comprised, the possibility to help people to understand the causes of their mental problems and to avoid the use of antidepressant drugs, often without real positive effect or coupled with strong side effects and costs, is worth to be investigated.

In the *Perspective* opinion made by Barnett et al., the reader enlightens by the descriptive evidence of how glyphosate, which was designed to combat threatening weeds competing for nutrients and resources for crops production, induces alterations of the gut microbiota diversity, associating with neuropsychiatric conditions like anxiety, depression, autism, and important maladies like Parkinson and Alzheimer's disease. The discussion of the topic walks through a narrative describing how sub-toxic exposure to glyphosate and glyphosate-based herbicides is reported to perturb the abundance of important species in the microbial intestinal biome, which include commensals like *Lactobacillus* spp., *Bacteroides* spp, *Bifidobacterium* spp., *Butyricoccus* spp., *Clostridium* spp., and members of the family Ruminococcaceae, among others. The changes in the abundance of these bacterial species are the results of their susceptibility to the antimicrobial properties of glyphosate and result in the reduction of important microbial metabolites many of which are neurotransmitters, necessary for mental health and wellbeing acting through the gut-brain-microbiome axis. On the other hand, there is a selection of glyphosate-resistant microbes with the potential to increase the production of pro-inflammatory cytokines and reactive oxygen species which may result in dysfunctional hypothalamic-pituitary-adrenal axis activation, with deleterious consequences in neuronal homeostasis. The authors finish with a discussion of the benefits that the use of glyphosate and glyphosate-resistant plants brought to crop production in the world, which permits us to understand the need for the development of alternative methods for weed control.

In conclusion, the published works evidence that perturbations of the gut microbiota uncouple the function of the Gut-Skin-Brain Axis which is evidenced by the development of diseases in humans or its preclinical models. A full comprehension of the involved mechanism, like high oxidative stress, DNA damage, impaired cell signaling, and associated dysbiosis, will open the way to offer alternative healing methods to drugs but above all, the possibility to prevent the onset of the associated diseases through a correct lifestyle and diet; all in all with the ultimate goal to promote patient's health.

Author contributions

AF wrote the introduction and the conclusion. All authors summarized the contributions and added comments to the cited papers. All authors approved the submitted version.

Conflict of interest

The authors declare that the research was conducted in the absence of any commercial or financial relationships that could be construed as a potential conflict of interest.

Publisher's note

All claims expressed in this article are solely those of the authors and do not necessarily represent those of their affiliated organizations, or those of the publisher, the editors and the reviewers. Any product that may be evaluated in this article, or claim that may be made by its manufacturer, is not guaranteed or endorsed by the publisher.

References

1. Mahmud RM, Akter S, Khanam Tamanna S, Mazumder L, Esti I Z, Banerjee S, et al. Impact of gut microbiome on skin health: gut-skin axis observed through the lenses of therapeutics and skin diseases. *Gut Microbes.* (2022) 14:e2096995. doi: 10.1080/19490976.2022.2096995

2. Schiopu CG, Stefanescu C, Bolos A, Diaconescu S, Gilca-Blanariu GE, Stefanescu G. Functional gastrointestinal disorders with psychiatric symptoms: involvement of the microbiome–gut–brain axis in the pathophysiology and case management. *Microorganisms.* (2022) 10:2199. doi: 10.3390/microorganisms10112199

Biomedicine & Pharmacotherapy 137 (2021) 111065

Contents lists available at ScienceDirect

Biomedicine & Pharmacotherapy

journal homepage: www.elsevier.com/locate/biopha

Review

Dysregulation of the gut-brain-skin axis and key overlapping inflammatory and immune mechanisms of psoriasis and depression

Xiaoxu Wang [a,c,1], Yafan Li [a,d,1], Lingjun Wu [b,c], Shiju Xiao [a,c], Yunrun Ji [a], Yong Tan [e,*], Chunyan Jiang [a,*], Guangzhong Zhang [a,*]

[a] Dermatological Department, Beijing Hospital of Traditional Chinese Medicine, Capital Medical University, Beijing 100010, China
[b] Pediatric Department, Beijing Hospital of Traditional Chinese Medicine, Capital Medical University, Beijing 100010, China
[c] Graduate School, Capital Medical University, Beijing 100069, China
[d] Beijing University of Chinese Medicine, Beijing 100029, China
[e] Institute of Basic Research in Clinical Medicine, China Academy of Chinese Medical Sciences, Beijing 100700, China

ARTICLE INFO

Keywords:
Psoriasis
Depression
Gut-brain-skin axis
Inflammation

ABSTRACT

The occurrence, progression and recurrence of psoriasis are thought to be related to mood and psychological disorders such as depression. Psoriasis can lead to depression, and depression, in turn, exacerbates psoriasis. No specific mechanism can explain the association between psoriasis and depression. The gut-brain-skin axis has been used to explain correlations among the gut microbiota, emotional states and systemic and skin inflammation, and this axis may be associated with overlapping mechanisms between psoriasis and depression. Therefore, in the context of the gut-brain-skin axis, we systematically summarized and comparatively analysed the inflammatory and immune mechanisms of psoriasis and depression and illustrated the dysregulation of the hypothalamic-pituitary-adrenal (HPA) axis and the gut microbiota. This review provides a theoretical basis and new targets for the treatment of psoriasis and depression.

1. Introduction

Psoriasis is an immune-mediated disorder characterized by scaly patches and abnormally itchy skin [1,2]. Psoriatic lesions are difficult to treat, especially when they occur on the hands or feet [3,4]. Depression is a highly prevalent disease and is characterized by impaired mood, impaired cognition, and even suicide [5,6]. Depression is also one of the important factors that impairs the quality of life of patients with chronic diseases [7]. Increasing evidence has shown that psoriasis could lead to depression, and depression, in turn, exacerbates psoriasis, which may result in a vicious cycle of psoriasis and depression [8]. A study investigating 2,391 psoriasis patients indicated that 62 % of patients had depressive symptoms [9]. Other studies have shown that depression generally predates psoriasis onset, and patients with moderate to severe depression have a significantly increased risk of psoriasis [10–13]. Furthermore, a decrease in psoriasis severity due to therapy or medication is associated with a decrease in depressive symptoms and vice versa [14–20]. Taken together, these studies suggest that there is a potential association between psoriasis and depression. However, the mechanism of this association is still unclear. Therefore, it is necessary to explore the overlapping mechanism between psoriasis and depression, which will contribute to understanding the pathogenesis in patients with psoriasis and depression and identifying corresponding therapeutic targets.

Increasing studies have shown that some inflammatory cytokines can be released in both depression and psoriasis. Increased levels of inflammatory cytokines such as IL-1, IL-6, IL-17 and TNF-α have been found in the blood and cerebrospinal fluid of individuals with psoriasis and depression [1,21–25]. Furthermore, the proinflammatory cytokines released in psoriasis directly increase the activation of indoleamine 2, 3-dioxygenase (IDO), which is a key enzyme in the conversion of tryptophan to kynurenine, thus leading to depression [26]. In contrast, depression can increase the level of proinflammatory cytokines, which can result in or exacerbate psoriasis [10]. Moreover, TNF-α blockers used to treat patients with psoriasis could be helpful in reducing their depressive symptoms [27]. These studies demonstrate that psoriasis and

* Corresponding authors.
E-mail addresses: xxw950912@163.com (X. Wang), ccc19850205@163.com (Y. Li), jlw940302@163.com (L. Wu), 451182526@qq.com (S. Xiao), 451182526@qq.com (Y. Ji), tcmtanyong@126.com (Y. Tan), tcmjcy@126.com (C. Jiang), zhgzh62000@126.com (G. Zhang).
[1] These authors contributed equally to this work and should be considered co-first authors.

https://doi.org/10.1016/j.biopha.2020.111065
Received 12 August 2020; Received in revised form 14 November 2020; Accepted 20 November 2020
Available online 1 February 2021

depression may have overlapping inflammatory and immune mechanisms, which helps us further understand the association between psoriasis and depression. Presently, few studies have focused on how these overlapping mechanisms interact with each other in psoriasis and depression. Recently, the gut-brain-skin axis model was used to explain the interrelationship of gut microbiota, emotional states and systemic and skin inflammation [1,28,29]. This axis may be associated with the overlapping mechanisms of psoriasis and depression.

In this review, the inflammatory immune changes involved in psoriasis and depression are comparatively summarized. The key overlapping inflammatory and immune mechanisms are systematically analysed based on the gut-brain-skin axis. This review will lay a theoretical foundation for finding novel treatment strategies for psoriasis and depression.

2. The inflammatory mechanism of psoriasis

Psoriatic pathological changes are associated with immune inflammation caused by several types of immune cells, such as leukocytes, keratinocytes, macrophages, dendritic cells, neutrophils and T cells, which exacerbate psoriasis by releasing many proinflammatory cytokines, such as TNF-α, IL-1, IL-6, IL-22, IL-17A and IL-23 [30–34]. Recently, the release of proinflammatory cytokines by T cells and dendritic cells (DCs) was found to be involved in the development of psoriasis and could be a core mechanism of psoriasis [35]. DCs are mainly bone marrow cells derived from the lymphoid-myeloid system, and they affect the initiation of psoriasis [36]. DCs are specialized antigen-presenting cells that can connect the innate and adaptive immune systems and induce T cell immune responses [37]. Multiple types of DCs participate in the pathogenesis of psoriasis, especially plasmacytoid DCs (pDCs) and conventional DCs (cDCs), which initiate the immune cascade that drives psoriatic inflammation (Fig. 1).

2.1. pDCs initiate the psoriatic immune cascade by promoting the maturation of cDCs

pDCs originate in the bone marrow, which is a unique subpopulation of DCs that move to the skin under pathological conditions [38]. According to reports, enriched infiltration of pDCs has been found in psoriatic skin compared with healthy skin [39]. Moreover, antimicrobial peptides expressed continuously in the psoriatic epidermis, such as lysozyme, human b-defensin (hBD)-2, hBD-3 and LL-37, are able to bind with self-nucleotides released by injured keratinocytes [40,41]. LL-37 peptide-self-nucleotide complexes activate pDCs via the stimulation of Toll-like receptor (TLR) 7 and TLR9, inducing the secretion of interferon-alpha (IFN-α) [40,41]. As an upstream inflammatory cytokine, IFN-α promotes the maturation of cDCs and initiates the immune cascade that drives psoriatic inflammation [42].

Additionally, IFN-α strongly induces the differentiation of human monocytes into inflammatory DCs (iDCs) and polarizes CD4 + T cells into Th1 and Th17 cells [43]. iDCs are reported to be derived from monocytes but not cDC precursors [37]. Normally, there are few iDCs in healthy tissues, but the production of iDCs increases significantly after an inflammatory insult [44]. Moreover, to deliver antigens to CD4+ and CD8 + T cells, iDCs mediate the polarization of Th1 and Th17 cells by releasing various proinflammatory cytokines, such as TNF-α, IL-1β, IL-6, IL-12 and IL-23 [45–47]. However, there is a lack of relevant studies on iDCs in psoriasis. However, the available evidence shows that iDCs participate in the pathogenesis of psoriasis. Future studies should focus on the association between iDCs and psoriasis.

2.2. cDCs induce the psoriatic immune inflammatory response by activating the IL-23/IL-17 axis

cDCs represent classic myeloid-derived DCs and terminally differentiate into mature cDCs in the skin [48]. cDCs can be activated by multifarious proinflammatory cytokines such as TNF-α, IL-6, IFN-α and antimicrobial peptide-self-nucleotide complexes. Moreover, activated cDCs secrete many inflammatory cytokines, of which the most important cytokine in psoriasis is IL-23 [49]. An increasing number of studies have identified that the IL-23 signalling pathway is a risk factor for psoriasis [50,51]. By binding to the IL-23 receptor (IL-23R), which is widely expressed on immune cells, IL-23 plays important roles in the pathological mechanism of psoriasis [52]. In conjunction with IL-1β, IL-6 and transforming growth factor (TGF)-β, IL-23 contributes to the proinflammatory cytokine condition that is essential for the survival, differentiation and expansion of Th17 cells, which promotes the inflammatory response in psoriasis by releasing IL-17 [52–55]. Furthermore, IL-23 can also upregulate the expression of IL-23R and form a self-amplifying loop [56].

The discovery of the IL-23/IL-17 axis contributes to the further understanding of the inflammatory and immune mechanisms in psoriasis. In conjunction with IL-23R on Th17 cells, IL-23 promotes the release of IL-17, which is a major effector cytokine driving the pathogenesis of


Keratinocytes
Psoriasis
Proinflammatory function
CXCL-1/2/3/5/8
IL-17
TNF-α
IL-17
IFN-γ
iDC
Neutrophil
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Th17/Treg imbalance
CD4+
TLR 9
pDC
TLR 7
Bone Marrow
cDC
Treg
IL-12
LL-37-Self-Nucleotide

Fig. 1. The inflammatory mechanism of DCs in psoriasis. In the early stage, damaged keratinocytes release LL-37 and self-nucleotides. pDCs are activated after the stimulation of TLR7 and TLR9 by LL-37 self-nucleotide complexes, thus inducing abundant production of IFN-α. IFN-α and LL-37 self-nucleotide complexes promote the maturation of cDCs and the differentiation of monocytes to iDCs. Interleukin (IL)-12 and IL-23 secreted by mature cDCs induce the maturation and differentiation of Th1 and Th17 cells and the subsequent production of IFN-γ and IL-17 to stimulate keratinocytes, contributing to psoriasis. TNF-α and IL-17 secreted by Th17 cells stimulate keratinocytes to secrete neutrophil-recruiting factors. IL-21 secreted by Th17 cells cooperates with TGF-β during Th17 cell differentiation and inhibits Treg production, thus causing an imbalance in Th17 cells/Tregs. The IL-23/IL-17 axis is highlighted in red.

psoriasis [57]. One study indicated that the severity of psoriasis is related to the number of Th17 cells and their ability to increase IL-17 production and keratinocyte proliferation [58]. By downregulating filaggrin and adhesion molecule expression in keratinocytes, IL-17 can disrupt the integrity of the skin barrier and further induce keratinocyte hyperproliferation [59,60].

The potent inflammatory effects of IL-17 in psoriasis are also derived from its ability to recruit inflammatory cells [61]. For example, IL-17 can attract neutrophils and dendritic cells to the epidermis in psoriatic skin lesions [62]. The recruitment of neutrophils is likely driven by increased IL-17 signalling in psoriatic skin lesions, which induces keratinocytes to release neutrophil-recruiting factors such as CXCL-1/2/3/5/8 [63]. These recruited neutrophils release many proinflammatory signals, including IL-17, reactive oxygen species, and LL-37, and release neutrophil extracellular traps (NETs), which have a synergistic effect on the inflammatory response in psoriasis [64].

Moreover, IL-21 released by activated Th17 cells could contribute to the imbalance of Th17/regulatory T cells (Tregs) [65]. Increasing studies suggest that the Th17/Treg balance underlies the pathogenic mechanisms driving autoimmune diseases [66]. In conjunction with TGF-β, IL-21 was shown to amplify Th17 cell differentiation, which may cause an imbalance in Th17/Tregs and exacerbate the inflammatory response in psoriasis [67,68]. In addition, cDCs in healthy conditions can maintain immune tolerance by expressing inhibitory receptors such as TGF-β and stimulating Treg homeostasis [69,70]. However, damage to this tolerance programme has been found in many autoimmune diseases, such as psoriasis. According to reports, the Th17/Treg balance is shifted in favour of Th17 cells in a proinflammatory environment [61]. For example, TGF-β can independently initiate the differentiation of Tregs from CD4 + T cells, whereas when IL-21 is present, it induces the differentiation of Th17 cells [71].

In addition, IL-12 secreted by activated cDCs has been found to play roles in psoriasis. In conjunction with IL-12R on CD4 + T cells, IL-12 can promote the differentiation of Th1 cells and release IFN-γ [48]. It has been shown that IFN-γ plays a broad role in the early pathogenic stage in psoriasis and can alter the expression of genes in monolayer keratinocytes in vitro [74]. Therefore, many studies indicate that IL-12 in conjunction with IFN-γ could be the principal driver of psoriasis [62,74].

3. Inflammatory changes in depression

Depression is highly prevalent and is the second leading contributor to disability worldwide [75]. There are many biological hypotheses on the aetiology of depression, including suppositions incorporating monoamine neurotransmitter disturbances, endocrine system dysfunction, decreases in neurotrophic factors and excessive proinflammatory cytokines in patients with depression [75]. Inflammatory mechanisms have attracted increasing attention, and chronic inflammatory processes have been found to affect the pathophysiology of depression [76,77]. Patients with depression have high peripheral blood levels of inflammatory cytokines, especially inflammatory cytokines, which are connected with the pathophysiology of depression [78]. These inflammatory cytokines include C-reactive protein (CRP), TGF-β, IL-1β, IL-2, TNF-α, IL-6, IL-17 and IL-21 [23–25,27]. In addition, higher levels of inflammatory cytokines may be related to more severe depressive morbidity [24,25]. For example, the use of the high-concentration-cytokine IFN-α in depressed patients leads to worsened depression [79]. In contrast, anti-inflammatory therapies are related to antidepressant responses [80]. A randomized control trial suggested that anti-inflammatory agents can improve antidepressant treatment effects when they act as add-on therapies and monotherapies in depressed patients [81]. Moreover, antidepressant-therapy-mediated easing of clinical depressive symptoms has been shown to normalize inflammatory cytokine concentrations [82].

Recently, an increasing number of studies have shown that the central nervous system (CNS) and immune system can interact with each other. Some inflammatory cytokines can induce a cascade of events in the brain by crossing the blood-brain barrier (BBB), which has been found to play a key role in the pathogenesis of depression [83]. For example, high levels of TNF-α, IL-1β and IL-6 have been found in both the cerebrospinal fluid and peripheral circulating blood of patients with depression [84–89]. In animal models, TNF-α changes the endothelial cells of the BBB, resulting in decreased expression of tight junction proteins and increased permeability [90,91]. These changes in BBB endothelial cells facilitate the entry of both immune cells and cytokines into the brain [92]. By activating microglia, TNF-α induces the secretion of glutamate and causes excitotoxic damage in the surrounding neurons [92]. IL-1β has been found to activate the kynurenine pathway and decrease neurogenesis in human hippocampal progenitor cells, which is a common finding in depression [93]. Moreover, two meta-analyses indicated that plasma IL-6 levels were also elevated in depressed patients, suggesting a potent effect of IL-6 on the development of depression [94,95]. In recent years, some studies have found that the IL-6 receptor (IL6R) is strongly expressed by microglia [96,97]. The extracellular part of the IL-6 receptor can be cleaved by a disintegrin and metalloproteinase-17 (ADAM17) and ADAM10 [97,98]. The resulting moiety is called soluble IL6R (sIL6R), which can still bind to IL-6 [97]. It has been reported that when IL-6 binds to IL6R, it provokes mainly neuron-protective effects [99]. However, when IL-6 binds to sIL6R, it has mainly pathological effects, which is called trans-signalling [100]. Studies have found increased expression of sIL6R in both depression and inflammation [101,102]. Furthermore, circulating sIL6R may cross the BBB and cause IL-6 trans-signalling in the CNS [103]. IL-6 in its trans-signalling mode increases the expression of IDO in the CNS, resulting in a decrease in tryptophan and the production of tryptophan catabolites such as kynurenine and quinolinic acid, which is related to depressive symptoms [104,105]. Growing studies have shown that increased levels of kynurenine, quinolinic acid and IL-6 have all been found in patients with depression [106–109].

Furthermore, Th17 cells participate in depression, which is activated by several cytokines, such as IL-1β, TNF-α and IL-6 [110]. According to reports, Th17 cells and IL-17A are increased in the blood of patients with depression [23,111]. Moreover, Th17 cells are plastic effector cells that can disrupt BBB permeability [112]. Compared with mice that did not exhibit depressive-like behaviour, the percentage of Th17 cells was increased 3-fold in the brains of mice that exhibited depressive-like behaviour [113]. In addition, recent studies have found that inflammatory monocytes are activated and natural killer (NK) cells and Tregs are suppressed in patients with depression [114]. However, antidepressants promote the maintenance of the balance between proinflammatory Th17 cells and anti-inflammatory Tregs in depressed patients [115].

Th17 cells have been shown to regulate the function of the brain and participate in neuroinflammation by targeting brain-resident cells, including microglia, astrocytes, and neurons [110]. By interacting with neurons and causing increases in $Ca2+$ levels, Th17 cells induce neuronal toxicity and result in neuronal cell death [116]. Moreover, IL-17A impairs BBB integrity and activates microglia and astrocytes, which might lead to the deterioration of neuroinflammation and synaptic dysfunction [117]. In the brain, neurons, microglia and astrocytes not only release IL-17A under pathological conditions but also express IL-17 receptor A (IL-17RA) [118]. Once activated, these receptors can lead to the production of various proinflammatory cytokines, chemokines and antimicrobial peptides [119]. Moreover, microglial cells are resident brain immune cells [120]. Activated microglia produce IDO, which converts tryptophan to kynurenine via the activation of the kynurenine pathway [25]. In this way, the breakdown of tryptophan contributes to reducing the production of serotonin, which is directly related to the aetiology of depression [121] (Fig. 2).


Activated cells
Th17↑
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KMO
3-Hydroxykynurenine
KYNU
Quinolinic acid
Potential neurotoxicity
Periphery
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Fig. 2. Possible mechanisms of the role of Th17 cells in depression. In response to stress, peripheral Th17 cells are activated by several proinflammatory cytokines (e.g., IL-6, IL-1β, and TNF-α) and disrupt blood-brain barrier permeability. NK cell and Treg activity are suppressed. In the brain, Th17 cells can induce neuronal cell death by directly interacting with neurons and inducing increases in Ca^{2+} levels, inducing neuronal toxicity. IL-17RA is expressed on astrocytes, microglia, and endothelial cells. IL-17A activates astrocytes and microglia and then exacerbates neuroinflammation and synaptic dysfunction. Finally, microglial cells activate the kynurenine pathway by producing IDO. IDO, indolamine-2,3-dioxygenase; KYNU, kynureninase; KMO, kynurenine 3-monooxygenase or kynurenine 3-hydroxylase.

4. The association of psoriasis, depression and the gut-brain-skin axis

Many inflammatory cytokines released in psoriasis are also released in depression, which suggests that there is a possible association between the two diseases. Generally, the gut-brain-skin axis is used to describe correlations among the gut microbiota, emotional states and systemic and skin inflammation, and this axis may be associated with the overlapping mechanisms between psoriasis and depression [29]. The HPA axis and gut microbiota are the key elements of the gut-brain-skin axis, and they play important roles in the association between psoriasis and depression.

4.1. The HPA axis is a link between psoriasis and depression

The HPA axis is one of the main coordinators of the body's response to stress [122]. Acute or chronic stress activates the HPA axis, resulting in the production of corticotropin-releasing hormone (CRH) by the paraventricular hypothalamic nucleus; adrenocorticotropic hormone (ACTH) by the anterior pituitary gland; and ultimately glucocorticoids (GCs), such as cortisol or corticosterone, by the adrenal cortex [123]. An increasing number of studies have shown that the HPA axis could participate in the development of psoriasis and depression.

4.1.1. CRH plays a central role in psoriasis

Skin has a fully functional peripheral HPA system that contributes to the interaction between skin and brain by releasing hormones such as CRH, ACTH and GC [123,124]. This connected pathway between the brain and skin is called the brain-skin axis, which may help to facilitate the interaction between psoriasis and depression [125]. When an immunogenic attack occurs in the brain, the HPA axis could be triggered by various proinflammatory cytokines produced locally. Conversely, a number of pathways convey stimulatory signals from the periphery to the HPA axis when stimulation takes place outside the brain [126].

CRH is mainly released in the CNS, which plays a key role in orchestrating the HPA axis and is a component of the skin immune system [125]. In the skin, CRH can be produced by several peripheral cells, such as sebocytes, fibroblasts, melanocytes, keratinocytes and mast cells [122,127]. One study found increased expression of CRH in biopsy samples of psoriatic lesions [128]. Another study reported that patients with psoriasis have increased levels of CRH in their serum, suggesting that CRH plays important roles in the development of psoriasis [129]. Moreover, CRH has been found to stimulate the secretion of proinflammatory cytokines and the expression of keratinocytes, which are attributed to the activation of CRH type 1 receptor (CRHR1) [130]. By stimulating CRHR1, CRH can stimulate diverse signalling pathways that regulate apoptosis, proliferation and differentiation and anti- or proinflammatory activities of skin cells [131,132]. Furthermore, evidence has shown that psoriatic skin lesions have higher expression of CRHR1 than healthy skin and are positively related to the psoriatic score (PASI) [133,134].

Skin mast cells are regarded as the "central switchboards" of neuroinflammation and play a key role in skin stress responses [135]. Studies have shown that mast cells can express CRHR1 in close proximity to psoriatic plaques, which contribute to the degranulation of mast cells induced by CRH, increasing vascular permeability and exhibiting proinflammatory functions [129,136]. Moreover, the expression of CRHR1 and CRH induced mast cell secretion of IL-6, IL-8, IL-22 and vascular endothelial growth factor (VEGF), which participate in the pathogenesis of psoriatic lesions [137]. In turn, IL-6 secreted by mast cells can induce CRH secretion by activating the HPA axis [138]. Furthermore, mast cells may establish direct cell-to-cell contact with immature dendritic cells (imDCs) [139]. This cell-to-cell crosstalk results in increased expression of the costimulatory molecules CD86, CD80 and CD40 on the DC surface, indicating DC maturation [139]. Then, mature dendritic cells (mDCs) can activate the differentiation of Th1 and Th17 cells, as shown in Fig. 3.

4.1.2. The strongest biological correlate of depression is GC

Studies have shown that HPA axis disorders are found in from 35 to 65 % of depressed patients, and the essential characteristics of these disorders are glucocorticoid hypersecretion and alterations in glucocorticoid-mediated negative feedback [140–143] (Fig. 3). According to reports, increased glucocorticoid concentrations in saliva and changes in glucocorticoid receptor (GR) expression have been found in depressed patients [142,144]. Two major types of receptors can help the HPA axis exert its feedback function: the mineralocorticoid receptor (MR) and the GR [146]. MR has a higher affinity for cortisol than other ligands. However, MR has low specificity and binds with both aldosterone and cortisol. GR binding is highly specific for cortisol but responds to higher concentrations than MR, and MR is more likely to take effects during acute or normal stress. However, GR is more easily activated in severe or prolonged stress [145]. Moreover, increased sensitivity of the adrenal glands to ACTH has also been observed in patients with depression, which will contribute to the release of glucocorticoids [146].

Glucocorticoids have proinflammatory and anti-inflammatory effects [147]. Accumulating evidence indicates that glucocorticoids can suppress their anti-inflammatory effects and exhibit proinflammatory


b)
Hypothalamus
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Negative Feedback
Pituitary gland
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Adrenal gland
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Proinflammatory Glucocorticoid Actions in Depression
· activate TLR pathways
· promote the expression of P2Y2 purinergic receptors
· promote gene expression of NLRP3
· promote inflammasome formation
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VEGF
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CD4
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cell-to-cell contact
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a)

Fig. 3. The association between psoriasis and depression in the brain-skin axis. **a)** CRH induces an inflammatory response in psoriasis. CRH and CRH-R1 can be produced by several cells in the skin and stimulate the local production of cytokines in the skin. By binding to CRH-R1 on mast cells, CRH induces mast cell degranulation and the release of VEGF and proinflammatory factors such as IL-6, IL-8 and IL-22. Mast cells can also establish direct cell-to-cell contact with imDCs and promote the formation of mDCs. mDCs release IL-12 and IL-23 to promote Th1 and Th17 differentiation. Finally, IFN-γ and IL-17 released by Th1 and Th17 cells induce further inflammation in psoriasis. **b)** The proinflammatory properties of glucocorticoids and alterations in glucocorticoid-mediated negative feedback in depression. Glucocorticoids suppress their anti-inflammatory effects and exhibit proinflammatory properties in depression. Proinflammatory glucocorticoid actions in depression are shown in this figure. GR defects disrupt the negative feedback mechanism of the HPA axis in patients with depression. As such, GR is unable to control HPA axis activity to reduce glucocorticoid release.

properties under acute or chronic stress [126,147]. For example, high concentrations of glucocorticoids along with microglial activation and proinflammatory cytokines such as IL-1, TNF-α, IL-6 and CRP have been found in the same depressed patient [148]. There are three ways to achieve inflammatory glucocorticoid function. Specifically, glucocorticoids induce inflammation by increasing the expression of TLR2 and TLR4 [149]. Glucocorticoids contribute to the expression of P2Y2 purinergic receptors, which can be activated by ATP, causing IL-6 production by endothelial cells and inducing inflammatory and immune responses [150]. Growing studies have shown that the release of IL-6 modulates the HPA axis, which contributes to the release of CRH, ACTH and cortisol [151–153]. One study in transgenic mice found that the overexpression of IL-6 in the CNS can lead to an increase in HPA axis function, suggesting that IL-6 in the CNS may promote the hyperactivation of the HPA axis [154]. In addition, IL-6 works together with IL-1β to induce a systemic immune response, promoting psycho-neuro-immunological changes in depressed patients [26]. Moreover, glucocorticoids can contribute to the activation of inflammatory and immune responses and the secretion of proinflammatory cytokines by promoting the gene expression of NLRP3 and inflammasome formation [155].

The association between the HPA axis and the inflammatory response in depressed patients has also been shown to be associated with GR deficiency [144]. A dysregulation of HPA axis negative feedback has been found in depressed patients and was confirmed to be connected with impaired GR functions [145]. In this condition, GR is unable to reduce glucocorticoid release by regulating HPA axis activity, even at high levels of glucocorticoids [156]. Under these conditions, GR cannot exert anti-inflammatory effects, resulting in increased neuroinflammation and proinflammatory cytokines in patients with depression [145]. Furthermore, proinflammatory cytokines have also been found to contribute to the activation of the HPA axis and induce the release of glucocorticoids [157]. When cytokines are released in the brain, they can directly induce the activation of the HPA axis, which results from their influence on hypothalamic cells [145]. Generally, there are three ways that peripheral circulating proinflammatory cytokines influence HPA axis activity: by reaching the hypothalamus through the endothelium of the circumventricular organs, by altering the BBB, and by conveying information about peripheral inflammation indirectly through afferent fibres from the vagus nerve [145]. Alternatively, studies indicate that peripheral circulating proinflammatory mediators can also promote the production of prostaglandin E2, COX-1 and COX-2 from brain capillaries and relay stimulatory signals to the HPA axis [158,159].

4.1.3. *Neuropeptides in psoriasis and depression*

The skin is highly innervated. Peripheral nerves can impact skin health by releasing neuropeptides such as substance P (SP), brain-derived neurotrophic factor (BDNF) and nerve growth factor (NGF), which serve as local stress responders that mediate neurogenic inflammation. Recently, the role of these neuropeptides has been extensively studied in psoriasis and depression.

SP is a stress-related proinflammatory neuropeptide. The biological effect of SP is mainly mediated by neurokinin (NK)-1 receptors, since SP is the natural ligand with the highest affinity for NK-1 receptors [160]. The SP-NK-1 receptor pathway can be activated in response to stressful stimulation in both the peripheral nervous system (PNS) and the CNS [161]. Increasing studies in psoriatic skin have indicated a marked increase in SP and NK-1 receptors compared to that of non-psoriatic skin [162–164]. Furthermore, SP promotes the proliferation of T lymphocytes, and most immune cells that produce SP can also express NK-1 receptors [160,165]. Double staining showed that NK-1 receptor--positive cells were predominantly mast cells, suggesting an important role of NK-1 receptor activation in mast cell degranulation induced by stress [165,166]. Other studies indicated that SP could participate in the effect of CRH on the degranulation of mast cells during stress [11,160, 161]. In addition, SP causes the infiltration of inflammatory cells, including macrophages and neutrophils, and leads to monocytes and T cells releasing various cytokines, such as IL-12, IL-1 and IL-6 [162–165]. SP also enhances the survival of dendritic cells by inhibiting the apoptosis of bone-marrow-derived dendritic cells [166]. In summary, the proinflammatory mechanism of the SP-NK-1 receptor pathway plays a key role in the progression of psoriasis.

In depression, high levels of SP have also been observed, suggesting that the pathological mechanism of depression is associated with SP/NK-1 receptor system disorder [167]. It has been reported that brain SP responds acutely to depression, and high levels of SP have been found in the brain in patients with depression [168]. However, repeated administration of antidepressant drugs can lead to the downregulation of SP biosynthesis in the brain, suggesting that SP may be involved in the

development of depression [167]. Furthermore, in depressed patients who were treated with antidepressant therapy, studies found an alteration in the SP/NK-1 receptor system [169]. According to a report, an NK-1 receptor antagonist can have an antidepressant effect similar to that of a selective serotonin reuptake inhibitor [167]. More importantly, the decrease in SP levels in certain brain regions could help a common therapeutic effect of antidepressant drugs in depression [170].

BDNF is a neurotrophin that is involved in brain functions such as learning and memory [171]. The specific receptor of BDNF is tyrosine kinase receptor B (TrkB) [172,173]. It has been found that a decrease in BDNF levels is common in psoriasis and depression, which is a possible factor linking psoriasis with depression [174]. A study found that decreased TrkB and BDNF levels accompanied increased depressive behaviours in a mouse model of psoriasis [174]. Another study also found that BDNF, which plays an integral role in depression, was associated with psoriasis [175]. However, following antidepressant therapy, the reduced BDNF levels were reversed [176,177]. In addition, an increasing number of studies have reported that there is an association between BDNF/TrkB signalling and the 5-HT system, and this interaction is possibly the mechanism by which BDNF influences depressive behaviours [178,179]. Further studies may elucidate the association between BDNF/TrkB and the 5-HT system with regard to the regulation of depressive behaviours in individuals with psoriasis.

NGF is released at high concentrations during inflammation and mediates cutaneous reinnervation [180]. Several cutaneous cells can secrete NGF, such as fibroblasts, keratinocytes, nerves and adipocytes [181,182]. By regulating neurogenic inflammation, NGF plays important roles in the development of psoriasis and is related to the intensity of pruritus [183–186]. NGF binds with high affinity to TrkA, TrkB, and TrkC and induces neuroinflammation by promoting mast cell degranulation [187]. Furthermore, NGF can recruit and activate T lymphocytes to promote the inflammatory response in psoriasis [162]. Other neuropeptides, such as SP, which are probably implicated in psoriatic pathogenesis, are regulated by NGF [180]. However, other studies have shown that, compared to those of healthy controls, low levels of NGF were found in the hippocampus in patients with depression, which is contradictory to the high concentration of NGF in psoriasis [188,189]. This may be attributed to the current studies, which consider these two conditions only individually. In future research, the characteristics of NGF should be clarified, especially in individuals with depression and psoriasis.

4.2. The association between psoriasis and depression in the gut microbiota

The gut microbiota refers to the complex community of microorganisms, including over 1000 different species of viruses, fungi, protozoa and bacteria, with an approximately 1:1 microbial to human cell ratio [190,191]. It has been known for decades that the gut microbiota is involved in human health and diseases and affects the maintenance of host immune homeostasis [192,193]. Disturbances in microbiome homeostasis, known as gut dysbiosis, have been linked to continuous immunological stimulation. Gut dysbiosis triggers several immune disorders and leads to inflammation [194–198].

Gut microbiota alterations have been connected with not only certain gastrointestinal diseases but also nonintestinal diseases due to the possible influence of the gut microbiota on the inflammatory response of the host [199]. For instance, inflammatory bowel disease (IBD), dysbiosis, allergy, type 1 diabetes, rheumatoid arthritis and even autism are associated with dysbiosis [200–205]. In addition, studies have found disturbances in gut microbiome homeostasis in both psoriasis and depression, suggesting that gut microbiota may be the link between psoriasis and depression [206,207].

4.2.1. The gut microbiota in psoriasis

The development of psoriasis is associated with alterations in the function and composition of the gut microbiota [206]. In patients with psoriasis, the relative abundances of the Actinobacteria and Bacteroidetes phyla have been found to be reduced, while the genera Coprobacillus, Ruminococcus, and Parabacteroides were decreased [208]. Furthermore, the progression of psoriasis often follows gastrointestinal inflammation, such as in IBD [209,210]. The decrease in bacterial diversity in patients with psoriasis strongly resembles the pattern of dysbiosis found in IBD [208]. Generally, these data point out the importance of gut microbiota alterations in the pathological mechanism of psoriasis [211]. The concept of the "gut-skin axis" links alterations in the gut microbiota with the inflammatory response in the skin [212]. However, the specific mechanism of this interaction is still unclear. This connection could be attributed to the increase in gut barrier permeability [213].

Gut barrier dysfunction is a consequence of gut microbiota alterations and has been regarded as an important element in the development of psoriasis [214,215]. The compromised integrity of the gut barrier can directly impact its role in gut immune homeostasis and exacerbate systemic inflammation in psoriasis [216]. Furthermore, short-chain fatty acids (SCFAs), a product of fibre fermentation by the gut microbiota, play a key role in promoting gut barrier integrity and exert anti-inflammatory effects [217]. Studies have found a lower abundance of *Faecalibacterium prausnitzii*, a significant source of SCFAs, in psoriatic patients than in healthy subjects [218]. These studies suggest that microbiota alterations in psoriasis can lead to decreases in SCFAs, which results in gut barrier dysfunction and promotes the development of psoriasis.

In addition, gut barrier disruption can lead to the translocation of bacteria and their metabolites or endotoxins, which strongly induces or exacerbates systemic inflammation in psoriasis [218]. In particular, lipopolysaccharide (LPS) released by gram-negative bacteria can be recognized by pattern recognition receptors, which play a key role in the recognition of inflammatory microbial targets [219,220]. Among them, Toll-like receptors (TLRs) are one of these receptor families that can be expressed both in innate immune cells and resident CNS cell populations, including neurons and glial cells [221]. TLRs recognize components of microorganisms, including viruses, fungi and bacteria, and then activate antimicrobial and inflammatory innate immune responses [222]. After the activation of TLRs, a signalling cascade is initiated, which leads to the secretion of major intracellular transcription factors, such as NF-κB and interferon I, as well as many proinflammatory cytokines, such as IL-6, IL-1β, and TNF-α [223–226]. Furthermore, IL-1β and IL-6 contribute to further Th17 cell differentiation, which exacerbates the inflammatory response in psoriasis by releasing IL-17 [65,227].

4.2.2. The gut microbiota in depression

A large amount of data has shown that depression is connected with alterations in gut microbiota composition and function, generally in the form of reduced diversity and richness [207,228]. An analysis of faecal samples from patients with depression revealed that the percentage of Bacteroidetes was increased compared with that in samples from control patients, whereas Firmicutes was reduced [229]. Moreover, irritable bowel syndrome (IBS) is an intestinal disorder characterized by chronic abdominal pain, altered bowel habits and depressive behaviour [230]. Notably, the Firmicutes/Bacteroidetes ratio in IBS patients is increased compared with that of healthy controls, a condition that is also observed in patients with depression [231]. This communication system between the gut and the brain is named the gut-brain axis and is mediated by neuroendocrine, neuroimmune and sensory neural pathways [232].

Studies indicate that gut microbiota alterations will induce systemic inflammation and transport cytokines to the brain, which can lead to microglial activation and directly contribute to the development of depression [232,233]. Evidence from rodent studies indicates that depression can alter gut barrier function, resulting in LPS and other molecules being released into the bloodstream and stimulating TLRs, resulting in the production of many proinflammatory cytokines, such as

IL-6, IL-1β and TNF-α [234,235]. These inflammatory cytokines could cross the BBB, reaching resident brain cells and acting on receptors on neurons and glial cells [232,233]. Moreover, the production of proinflammatory cytokines, especially IL-6 and IFN-γ, causes the production of IDO and leads to changes in tryptophan metabolism, increasing the production of kynurenine and its metabolites and reducing serotonin synthesis [236,237]. Tryptophan is an important amino acid precursor of the neurotransmitter serotonin and metabolites of the kynurenine pathway [232]. Under the action of IDO enzymes, a small amount of tryptophan is metabolized to serotonin, and the remainder is metabolized through the kynurenine pathway [238]. Kynurenine is metabolized by two pathways. One pathway involves quinolinic acid (QUIN), which is neurotoxic and an N-methyl-D-aspartate (NMDA) receptor agonist. Another pathway involves kynurenic acid (KYNA), which is a neuroprotector and NMDA receptor antagonist [239,240]. In the brain, QUIN causes excitotoxicity by stimulating NMDA receptors, while KYNA acts by neutralizing these effects [240]. It has been found that depression is connected with excessive release of QUIN and a reduction in KYNA [241]. Furthermore, during inflammation and increased degradation of tryptophan induced by inflammatory cytokines, excessive kynurenine can be transported through the BBB into the brain, which directly contributes to the development of depression [242] (Fig. 4).

In addition, immune signalling from the gut to the brain is mediated by proinflammatory cytokines that can cross the BBB and affect brain regions where the BBB is deficient, such as the hypothalamus [243,244]. In this way, cytokines such as IL-6 can activate the HPA axis, resulting in the production of cortisol, which is the strongest activator of the stress response [151,244].

5. Conclusions and perspectives

The overlapping inflammatory and immune mechanisms of psoriasis and depression are based on the dysregulation of the gut-brain-skin axis. As shown in Fig. 5, the inflammation associated with psoriasis and depression can interact through the "brain-skin axis", which is controlled by the HPA axis. Moreover, psoriasis and depression can also lead to disturbances in the gut microbiome through the gut-skin axis and gut-brain axis. In turn, disturbances in the gut microbiome can exacerbate the inflammatory response in psoriasis and depression. Generally, the dysregulation of the gut-brain-skin axis results in a vicious cycle of psoriasis and depression.

Moreover, these potential associations provide a theoretical basis and new targets for the treatment of psoriasis and depression. Based on this review, we propose some advice for future research and the


Depression
H
P
A
Gut-Brain axis
Brain-Skin axis
Gut-Brain-Skin
Axis
Psoriasis
Gut
microbiota
Gut-Skin axis

Fig. 5. The relationship among psoriasis, depression and the gut-brain-skin axis.

treatment of psoriasis and depression. On the one hand, we found some key points in the gut-brain-skin axis that may be possible targets for the treatment of psoriasis and depression. First, Th17 cells and IL-17 play important roles in the inflammation associated with psoriasis and depression. These factors can exist in the skin and brain and exert effects. Thus, these factors may be common targets for the treatment of psoriasis and depression. Second, psoriasis and depression can lead to the dysregulation of the gut microbiota and induce gut permeability. This dysregulation causes LPS to be released into the bloodstream and recognized by TLRs, which promote the inflammatory response in psoriasis and depression. Repairing intestinal barrier function or preventing the binding of LPS to Toll-like receptors, such as by reducing the LPS concentration or inhibiting Toll-like receptors, may have a therapeutic effect on psoriasis and depression. Third, psoriasis and depression both have an overactive HPA axis. Excessive hormones released by the HPA axis can promote the inflammatory response in psoriasis and depression. Thus, reducing HPA axis activity in psoriasis and depression may be a key point. In addition, vitamin D is a secosteroid hormone that can be divided into two forms: D2 (ergocalciferol) and D3 (cholecalciferol) [245]. Growing studies indicate that vitamin D has immunomodulatory effects on many autoimmune diseases, such as Crohn's disease, ulcerative colitis and psoriasis, which may be associated with its effects on both the innate and adaptive immune systems [245]. For example, cholecalciferol can inhibit monocyte differentiation into dendritic cells, thus decreasing IL-12 production [246]. Vitamin D could also reduce the


Depression
Neurons and
glial cells
leaky BBB
5-HT
KYNA / QUIN
Hypothalamus
IL-1β
TNF-α
IL-6
Kynurenine
pathway
IDO
IL-1β
TNF-α
IL-6
IL-17
Cortisol
IFN-γ / IL-6
IL-6
Psoriasis
TLR
Th17
IL-1β, IL-6
Depression
LPS
leaky gut
SCFAs
Psoriasis and depression
alter the gut barrier function.
LPS reaches the
bloodstream and stimulates
Toll-like receptors.

Fig. 4. Association of psoriasis, depression and the gut microbiota. Psoriasis and depression lead to the dysregulation of the gut microbiota and decreases in SCFAs, which induce gut permeability and bacterial migration (leaky gut). LPS enters the bloodstream and is recognized by Toll-like receptors, increasing proinflammatory cytokines such as IL-β, IL-6, TNF-α and IFN-γ. These cytokines stimulate the differentiation of Th17 cells and induce further inflammation in psoriasis and depression. IL-6 and IFN-γ have some enhancing effects associated with depression. 1) These cytokines induce an increase in IDO, which alters tryptophan metabolism and impairs QUIN/KYNA production. 2) These cytokines lead to the activation of the HPA axis, which increases cortisol. IL-1β, TNF-α, and IL-6 can cross the BBB and reach resident brain cells, such as microglia, astrocytes and neurons.

proliferation and differentiation of T helper (Th) cells and promote the formation of a more tolerogenic immune status [245]. More interestingly, vitamin D receptor (VDR) expression is regulated by TLR activation [247]. The stimulation of bacteria contributes to the activation of TLRs, which can promote VDR expression and vitamin D activity [247]. These immunomodulatory effects of vitamin D are consistent with the inflammatory and immune mechanisms that are similar between psoriasis and depression, which may also have a potential therapeutic effect. On the other hand, this review demonstrates the complex immune and inflammatory mechanisms of psoriasis and depression, indicating that a single targeted treatment may be insufficient. Thus, a multitarget treatment, such as Chinese medicine, may be more effective. Moreover, the relief of depression helps reduce the severity of psoriasis. Thus, the use of psychotherapy techniques, including cognitive behavioural therapy and mindfulness meditation, could be a helpful way to treat psoriasis.

Statement of ethics

The authors have no ethical conflicts to disclose.Declaration of Competing Interest.

CRediT authorship contribution statement

Xiaoxu Wang: Conceptualization, Writing - original draft. **Yafan Li:** Conceptualization. **Lingjun Wu:** Writing - original draft. **Shiju Xiao:** Writing - original draft. **Yunrun Ji:** Writing - original draft. **Yong Tan:** Writing - review & editing. **Chunyan Jiang:** Supervision. **Guangzhong Zhang:** Funding acquisition, Supervision.

Declaration of Competing Interest

The authors report no declarations of interest.

Acknowledgements

This work was supported by the National Natural Science Foundation of China [grant number 81673974, 81974572]; the Beijing Municipal Natural Science Foundation [grant number 7172097]; and the Beijing Municipal Administration of Hospitals Incubating Program [grant number PZ2019024].

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American Journal of Clinical Dermatology
https://doi.org/10.1007/s40257-020-00546-8

REVIEW ARTICLE

Microbiota in Rosacea

Hei Sung Kim[1,2,3]

Abstract

Rosacea is a complex facial skin condition associated with abnormal inflammation and vascular dysfunction. Next to the known trigger factors, the role of microbiota in the development and aggravation of rosacea continues to raise interest. *Demodex folliculorum* mites, *Helicobacter pylori*, *Staphylococcus epidermidis*, *Chlamydia pneumoniae,* and the *Demodex*-associated bacterium, *Bacillus oleronius* are microbes that have been linked with rosacea. However, the results of studies which assessed their involvement in the disease have been inconsistent and inconclusive. Microbiological research in many different disciplines exploded in recent years as methods to analyze complex microbial communities at the taxonomic and phylogenetic levels became available. Here, we provide an update on the microorganisms implicated in rosacea and review the potential pathogenic role of microbes in the development of rosacea.

Key Points

Microbes have long been suspected to play a role in rosacea.

Better understanding of the microbiota and its role in rosacea pathophysiology may help determine the impact of microbial dysbiosis and host reactivity in rosacea populations.

Deeper knowledge of microbe–host interactions in rosacea will allow targeted patient care and aid the development of innovative therapies.

1 Introduction

Rosacea is a chronic inflammatory skin disease affecting the central face. It was first described medically in the 14th century by Dr. Guy de Chauliac, a French surgeon [1]. The reported prevalence of rosacea is quite high and varies considerably between study populations [2] and geographical areas [3]. Rosacea is reported less frequently in people with highly pigmented skin than in those with a fair complexion, which is likely due to under-detection of the disease in individuals with a dark skin tone [3]. In a recent meta-analysis of studies of the general population ($N = 26{,}519{,}836$ individuals) and dermatology outpatients ($N = 18{,}483$), the pooled proportion of subjects with rosacea was 5.46% (estimated range 0.09–22.41%) in the general adult population and 2.39% (estimated range 0.00–23.14%) among dermatology outpatients [4]. Based on these findings, the National Rosacea Society (NRS) estimates that 415 million people suffer from rosacea worldwide [5]. Adults of 45–60 years of age are primarily affected, with no significant difference between women and men [4].

Although the pathophysiology of rosacea is poorly understood, the efficacy of antibiotics in rosacea treatment suggests that microbes are a pathogenic factor. All microorganisms (bacteria, viruses, fungi, and mites) present in/on the skin constitute the skin microbiota, including resident microorganisms (the core microbiota), which are symbionts, and transient microorganisms (the 'tourists'), which arise from the environment and persist for hours to days before

✉ Hei Sung Kim
hazelkimhoho@gmail.com

1 Department of Dermatology and Cutaneous Surgery, Miami Itch Center, Miller School of Medicine, University of Miami, Miami, FL, USA

2 Department of Dermatology, Incheon St. Mary's Hospital, The Catholic University of Korea, Seoul 06591, Korea

3 Department of Biomedicine and Health Sciences, The Catholic University of Korea, 222 Banpo-daero, Seocho-gu, Seoul 06591, Korea

Published online: 10 September 2020

disappearing [6]. The microbiota acts as a barrier and has a protective role in the skin. Its composition depends on several factors, including skin pH, temperature, lipid composition, and humidity [7], as well as sex, age ([6, 7] and Luna [43] in this journal issue), stress, ethnicity [6], and environment (air pollution, detergents, cosmetics, etc. [7]; Callewaert et al. [44] in this journal issue). Ethnicity is thought to be less important than the local human body environment (sebaceous, dry, or moist) in determining cutaneous microbiota composition [8]. Under normal conditions, both the resident and transient microorganisms are nonpathogenic, and a balance is reached [6]. If this balance is altered, dysbiosis occurs and may aggravate skin diseases [6, 9].

Thanks to genomic advances, microbial research in many different disciplines has exploded in recent years [10]. Historically, bacteria from the human microbiota were studied using a culture-based approach. However, this method only allowed the identification of bacteria that could grow under standard laboratory conditions, therefore underestimating the microbial diversity of human-associated microbiota [10]. Analyses of complex microbial communities at the taxonomic and phylogenetic levels are now possible through the sequencing of bacteria-specific small subunit ribosomal RNAs (16S rRNAs) [10]. Compared with traditional culture-based methods, these molecular analyses have allowed the greater bacterial diversity on the human skin to be uncovered [11]. *Corynebacteria, Propionibacteria* (both Actinobacteria), and *Staphylococci* (Firmicutes) are the three most common genera identified in healthy subjects [11]. Microorganisms other than bacteria, such as *Malassezia* (a polymorphic yeast) and *Demodex* (a parasitic arthropod), are also found on healthy skin [6]. Both symbiotic microbiota (i.e., *Demodex folliculorum* and *Staphylococcus epidermidis*) and potentially pathogenic agents (i.e., *Helicobacter pylori*, *Bacillus oleronius*, and *Chlamydia pneumoniae*) are implicated in rosacea, although their precise roles remain unclear [9, 12].

After a short summary of the current knowledge on rosacea, this review discusses the role of the skin and gut microbiota in the pathophysiology of this disease. With this aim, a PubMed search of the English language literature was performed on January 31, 2020 and updated on May 30, 2020, without any limits on date of publication. Search terms included "rosacea," "microbiome," "microbiota," "skin," "gut," and "antibiotics."

2 Rosacea: Description, Classification, and Pathophysiology

2.1 Description and Classification

Rosacea often begins with a tendency to blush (as in response to emotionally stressful situations) or to flush (as after eating spicy food). Other symptoms include persistent erythema, telangiectasia, papules, pustules, phyma, and edema [2]. Pain, stinging, and burning have also been reported [2]. In most cases, the central face (nose, chin, central cheeks, and glabella) is affected in a symmetrical manner; eyes can also be involved [2]. The symptoms of rosacea are reminiscent of those of alcohol abuse; thus, they can be wrongly interpreted and lead to patients being stigmatized. In Asia, rosacea is called "*Ju Sa*" (酒皶). The Chinese character "*Ju*" 酒 means alcohol, which happens to have the same pronunciation as redness, and "*Sa*" 皶 means enlargement of the nose.

Rosacea was classified into four clinical subtypes in 2002 by an NRS expert committee [13]: (1) erythematotelangiectatic rosacea (ETR) dominated by facial redness, (2) papulopustular rosacea (PPR) featuring bumps and pimples, (3) phymatous rosacea characterized by skin thickening—usually most prominent on the nose—and (4) ocular rosacea involving eye irritation. However, this first standardized classification of rosacea, solely based on the morphologic characteristics, was not optimal as many cases showed an admixture of multiple subtypes. An updated classification, based on phenotypes and an increased understanding of the disease pathophysiology, was published in 2018 [14]. The two diagnostic features are (1) fixed centrofacial erythema in a characteristic pattern that may periodically intensify and (2) phymatous changes. Signs and symptoms defined as major features include flushing, papules and pustules, telangiectasia, and the following ocular manifestations: lid margin telangiectasia, interpalpebral conjunctival injection, spade-shaped infiltrates in the cornea, and scleritis and sclerokeratitis. Secondary features, which may accompany diagnostic or major features, include burning or stinging sensations, edema, dryness, and the following ocular manifestations: "honey crust" and collarette accumulation at the base of the lashes, irregularity of the lid margin, and evaporative tear dysfunction (rapid tear breakup time) (Fig. 1). A diagnosis of rosacea may be made in the presence of at least one diagnostic feature or at least two major features in the absence of any diagnostic feature [14]. The fixed centrofacial erythema of rosacea can be induced or aggravated by triggering factors, which include sun exposure, emotional stress, hot/cold weather, alcohol consumption, hot beverages, spicy food, and microorganisms [2]. To optimize the diagnosis of ocular rosacea and improve the description of its features, the global ROSacea COnsensus (ROSCO) 2019 Panel [15] recently updated the description of ocular rosacea to include lid margin telangiectasia, blepharitis, keratitis, conjunctivitis, and anterior uveitis (Fig. 2).


a
b
c

Fig. 1 Clinical phenotypes of rosacea. **a** Fixed centrofacial erythema and few papules. **b** Centrofacial erythema, phymatous changes of the nose, and papules. **c** Centrofacial erythema, mild phymatous changes, papules, and edema (published with the kind permission of the patients)

2.2 Pathophysiology

The pathophysiology of rosacea is not fully understood, but involves dysregulation of the neurovascular and immune systems [2]. Data also suggest that the disease has a genetic component; no causative gene has been identified, but the expression of a number of genes involved in both the innate and adaptive immune systems has been found to be higher in patients with rosacea [12]. The immune dimension is of particular interest because the microbiota is thought to contribute to the pathophysiology of rosacea at this level.


a
b

Fig. 2 Patients with concurrent ocular manifestations. **a** Fixed centrofacial erythema, mild phymatous changes of the nose, telangiectasia, and mild blepharitis. **b** Centrofacial erythema, phymatous changes, papules, blepharitis, and edema (published with the kind permission of the patients)

Similar to acne, dysregulation of the innate immune system has been reported in rosacea: increased baseline expression of (1) cathelicidin, an anti-microbial peptide; (2) kallikrein 5 (KLK5), a serine protease that cleaves cathelicidin into its active peptide form, LL-37; (3) toll-like receptor 2 (TLR-2); and (4) matrix metalloproteinases (MMPs), including MMP-2 and MMP-9. MMP-9 activates KLK5 by cleaving its preproenzyme form, and TLR-2 activation on keratinocytes increases KLK5 expression and activity, thus leading to higher expression of LL-37 [12]. Besides LL-37, other cathelicidin peptides have been found in rosacea affected skin, but not in that of healthy subjects [16]. These abnormal cathelicidin peptides have been shown to play a role in inflammation and angiogenesis, and could thus contribute to rosacea pathophysiology [12]. Mast cells may also be involved because they are upregulated in patients with rosacea and release both MMP-9 and LL-37 [12, 17].

3 The Skin Microbiota is Potentially Associated with Rosacea

Several studies [18–20] recently used the microbial 16S rRNA polymerase chain reaction (PCR) amplification and sequencing technique to assess potential differences in the skin microbiota between patients with rosacea and healthy controls (Table 1). In a comparative study performed in 60 twins discordant for rosacea [18], the four most abundant phyla retrieved from the facial skin (assessed as the relative mean percentage abundance) were Firmicutes (42.98%), Proteobacteria (39.29%), Actinobacteria (15.88%) and Bacteroidetes (1.04%). No significant difference in the mean abundance of phyla was observed between groups of individuals with or without rosacea, or between different areas of the face [18]. In contrast, significant differences in skin microbiota were identified in a case–control observational study comparing 19 patients with mild-to-moderate rosacea (ETR, PPR, or both) with 19 matched healthy subjects [19]. Compared with healthy subjects, six species were depleted in ETR patients, and five species were enriched and six depleted in PPR patients. Despite these differences, *Cutibacterium acnes* (formerly called *Propionibacterium acnes*) was the most abundant species in all subjects [19]. In another study, in which the microbiota of *Demodex* mites were examined, *C. acnes* was also the predominant species in both ETR and PPR patients, and in sex- and age-matched healthy subjects [20]. Five other species (*S. epidermidis*, *Corynebacterium kroppenstedtii*, *Streptococcus mitis*, *Cutibacterium granulosum* and *Snodgrassella alvi*) were common to all subjects, but 72 species were only retrieved from the skin biopsies of patients with rosacea (with 37 and 31 species being specific to ETR and PPR, respectively) [20]. This study also found that the proportions of Proteobacteria and Firmicutes were higher in the PPR group compared with the ETR and control groups, whereas the proportion of Actinobacteria was lower in the PPR group than in the ETR and control groups [20]. Interestingly, *B. oleronius* was not identified in this study, even though this bacterium was suggested to be involved in rosacea after it was cultured from a *D. folliculorum* mite of a patient with PPR [21].

Thus, the comparative studies conducted so far have produced discordant results concerning the differences in the overall microbiota composition between rosacea patients and healthy subjects and the type of bacteria potentially involved in rosacea. These differences may be due to disparities in patient age, ethnicity, environment, and geographical location, as such factors are known to affect skin microbiota composition.

4 Factors Influencing Skin Microbiota in Patients with Rosacea

4.1 Patient Age

The relative abundance of *C. acnes* in Caucasians with rosacea has been found to be lower in older patients (females aged 50 years and over, and males aged over 55) than in their younger counterparts [19]. My team also confirmed that the relative abundance of *C. acnes* in Asian rosacea patients was lower in those aged over 60 compared to those aged 60 and under (18-fold difference, $P = 0.018$) [22]. When the cut-off age was set at 50 years, *S. epidermidis* was the predominant species in Asians aged under 50 (42%), followed by *C. acnes* (16%), and *Acinetobacter haemolyticus* (13%). Although less abundant, *S. epidermidis* was also the predominant species in patients aged over 50 (21%), followed by *Pseudomonas koreensis* (12%), *C. acnes* (11%), and *S. alvi* (9%). Additional analyses of the same cohort showed a significantly higher relative abundance of *S. alvi* ($P = 0.022$) in rosacea patients aged over 50 compared to those under 50.

It should be noted that the relative abundance of *C. acnes* has also been reported to vary with age in the general population [23], with it being the least abundant during childhood (4–6 years; 2.1%), having a dramatic surge at puberty (11–13 years; 13.5%) and a peak in young adults (25–34 years; 40.3%), followed by a decline in middle-age (37–53 years; 27.2%), and a subsequent larger fall in abundance in the elderly (62–74 years; 8.7%).

4.2 Rosacea Severity

The microbial composition of the skin has been examined according to rosacea severity. My group [22] found *S.*

Table 1 Recent comparative studies using 16S rRNA gene sequencing to analyze microbiota in rosacea

Title (author, year of publication)	Number of subjects/study comparison	Race	Age (years) mean ± SD (range)	16S rRNA gene sequencing and analysis	Outcome
Skin microbiota					
Characterization of the *facial microbiome* in twins discordant for rosacea (Zaidi et al. 2018) [18]	60 subjects (42 healthy subjects, 18 patients with rosacea) *Rosacea vs control*	White (82.5%) Black (6.3%) Other (11.2%)	Rosacea: 31.3 ± 10.2 Healthy: 36.4 ± 17.3	V3–V4 region of the 16S rRNA gene Greengenes database	Top four most abundant phyla: Firmicutes (43%), Proteobacteria (39%), Actinobacteria (16%), and Bacteroidetes (1%) No significant difference in mean abundance for all phyla between left vs right cheek nor between healthy subjects and rosacea patients Comparable alpha diversity between monozygotic twin pairs with and without rosacea Two genera (*Gordonia* and *Geobacillus*) and an age of 30–60 years (vs 0–30 years) were significantly predictive of NRS score
Characterization and analysis of the *skin microbiota* in rosacea: a case–control study (Rainer et al. 2019) [19]	19 subjects with rosacea (ETR, PPR, or both); 19 rosacea-free controls *Rosacea vs control*	All Caucasian	Rosacea: age-matched to control Control: (23–65)	V3–V4 hypervariable region of the 16S rRNA gene Greengenes database	Weak negative correlation between the relative abundance of *Cutibacterium acnes* and NRS scores (R^2=0.0378, $P = 0.124$). Significantly enriched and depleted species in ETR: (enriched) none; (depleted) *Actinomyces europaeus*, *Prevotella tannerae*, *Prevotella intermedia*, *Campylobacter ureolyticus*, *Corynebacterium kroppenstedtii* Significantly enriched and depleted species in PPR: (enriched) *Porphyromonas endodontalis*, *Ruminococcus gnavus*, *Azorhizobium doebereinerae*, *Shewanella algae*, *Providencia stuartii*, *Roseomonas mucosa*; (depleted) *Dysgonomonas gadei*, *Azorhizobium doebereinerae*, *Shewanella algae*, *Providencia stuartii*, *Cutibacterium granulosum*, *Anoxybacillus kestanbolensis*

Table 1 (continued)

Title (author, year of publication)	Number of subjects/study comparison	Race	Age (years) mean ± SD (range)	16S rRNA gene sequencing and analysis	Outcome
Characterization and analysis of the *skin microbiota* in rosacea: impact of systemic antibiotics (Woo et al. 2020) [22]	12 subjects with rosacea *Rosacea before vs after 6 weeks of oral doxycycline*	Asian (Korean)	49.2 ± 18.6 (20–79) Median: 51	V3–V4 hypervariable region of the 16S rRNA gene NCBI taxonomy	3.43-fold increase in *Weissella confusa* relative abundance after oral doxycycline treatment ($P = 0.008$) Higher relative abundance of *Cutibacterium acnes* in patients aged 60 and under vs those aged over 60 ($P = 0.018$) Lower mean relative abundance of *Cutibacterium acnes* ($P = 0.081$) and higher relative abundance of *Snodgrassella alvi* ($P = 0.087$) in IGA4 vs IGA3 skin Comparable alpha diversity between the before-treatment and the after-treatment groups
Gut microbiota					
Rosacea and its association with *enteral microbiota* in Korean females (Nam et al. 2018) [37]	12 rosacea patients; 251 control subjects *Rosacea vs control*	Asian (Korean)	Rosacea: 42.6 Control: 43.0	V3–V4 region of the 16S rRNA gene Greengenes database	Reduced abundance of Peptococcaceae family and *Methanobrevibacter* genus, but increased abundance of *Acidaminococcus* and *Megasphaera* genera in patients with rosacea vs control subjects, with significance retained after adjustment
An altered *fecal microbial profiling* in rosacea patients compared to matched controls (Chen et al. 2020) [38]	11 rosacea patients; 110 control subjects *Rosacea vs control*	Asian (Taiwanese)	Rosacea: 49.9 ± 11.3 Control: 50.6 ± 10.2	V3–V4 hypervariable region of the 16S rRNA gene Greengenes database	Significant reduction of fecal microbial richness in rosacea patients Enriched *Rhabdochlamydia*, *CF231*, *Bifidobacterium*, *Sarcina*, and *Ruminococcus* genera in rosacea patients. Reduced abundance of *Lactobacillus*, *Megasphaerae*, *Acidaminococcus*, *Hemophilus*, *Roseburia*, and *Clostridium* genera in rosacea patients

16S rRNA bacteria-specific small subunit ribosomal RNA, *ETR* erythematotelangiectatic rosacea, *IGA* Investigator's Global Assessment, *NCBI* National Center for Biotechnology Information, *NRS* National Rosacea Society, *PPR* papulopustular rosacea, *SD* standard deviation

epidermidis to be predominant in patients with both moderate (38%) and severe (17%) rosacea, with respective grades of 3 and 4 on the 5-point Investigator's Global Assessment (IGA) grading scale. This was followed by *C. acnes* (22%) in patients with severe rosacea, and by *P. koreensis* (16%), *S. alvi* (12%), and *Corynebacterium tuberculostearicum* (11%) in patients with moderate rosacea. *S. alvi* was significantly more abundant ($P = 0.0081$) [22] in patients with severe rosacea than in those with moderate rosacea. Conversely, a lower relative abundance of *C. acnes* ($P = 0.0087$) [22] was seen in patients with severe rosacea. Although not statistically significant, a linear regression analyses performed by Rainer et al. [19] showed a weak negative correlation between *C. acnes* abundance ($P = 0.124$) and rosacea severity (NRS), together with a positive correlation between *C. kroppenstedtii* abundance ($P = 0.065$) and severity. According to a study by Zaidi et al. [18], the relative abundance of nine genera significantly correlated with the NRS severity scores (Pearson correlation coefficient). While there was a negative correlation between *Geobacillus* and rosacea severity ($P = 0.041$), a positive correlation was noted with *Gordonia* ($P = 0.003$), *Janibacter* ($P = 0.002$), *Jeotgalicoccus* ($P = 0.001$), *Tepidimonas* ($P = 0.010$), *Dietzia* ($P = 0.012$), *Wautersiella* ($P = 0.017$), *Mycobacterium* ($P = 0.032$), and *Weissella* ($P = 0.042$). Only *Geobacillus* and *Gordonia* remained significantly associated with rosacea severity after a multivariate random effect Poisson regression analysis.

Unlike acne, rosacea usually progresses/worsens over time [18] and it is likely that the negative correlation of *C. acnes* and the positive association of *S. alvi* with rosacea severity [22] is in part due to age. Interestingly, *S. alvi* has been identified in *Demodex* mites from both rosacea patients (ETR and PPR) and healthy controls [20]. *S. alvi* is a member of the bee gut flora [24] and has been associated with inflammatory acne; its relative abundance was found to decrease significantly after a 6-week oral doxycycline treatment (H.S. Kim; unpublished data).

4.3 Antibiotics

Although antibiotics/antiprotozoal drugs are widely used to control the inflammatory papules and pustules of rosacea [15], few studies have investigated their influence on the composition and diversity of the skin microbiota. Using a culture-based approach in the late 1980s, Eriksson and Nord demonstrated that topical metronidazole (1% cream applied twice daily for 1 month) does not alter the skin microbial composition [25]. Using the 16S rRNA PCR amplification and sequencing technique, my team recently examined the effect of oral doxycycline (100 mg, twice daily for 6 weeks) on the skin microbiota in 12 rosacea patients [22]. We found that the treatment did not significantly affect bacterial alpha diversity, but an increase in the relative abundance of *Weissella confusa* ($P = 0.008$) was noted [22]. In our study, the 6-week oral doxycycline treatment decreased rosacea severity from IGA grades 3–4 (i.e., moderate to severe, median 3) to IGA grades 2–3 (i.e., mild to moderate, median 2). The increase in the relative abundance of *W. confusa* upon oral doxycycline treatment is in contrast with the results of Zaidi et al. [18], where *Weissella* positively correlated with rosacea severity. Thus, further studies are needed to properly interpret the exact role of *W. confusa* in rosacea.

Cell-free culture supernatants of *W. confusa* have displayed antibacterial potential and anti-inflammatory properties, and some strains have been classed as probiotics [26, 27]. However, the clinical relevance of *W. confusa* in the context of polymicrobial infections remains unclear.

4.4 Skin Temperature

Beyond microbial composition, the activity of certain bacteria appears to be affected by facial skin temperature, which is higher in patients with rosacea than in healthy subjects. In a comparative pilot study [28], *S. epidermidis* strains isolated from the skin of four patients with untreated rosacea were found to be consistently β-hemolytic, whereas those isolated from the skin of four control subjects were nonhemolytic. Moreover, although bacteria from both groups grew at the same rate at 30 °C and at 37 °C, those isolated from rosacea patients produced a significantly wider range of proteins, in larger amounts, at 37 °C than they did at 30 °C.

5 Involvement of Skin Microbiota in Rosacea Pathophysiology

Pattern recognition receptors (PRRs) expressed on the skin participate in a continuous immune surveillance that allows symbiont microorganisms to thrive while eliminating potential pathogens [6, 9]. Two of these PRRs—TLR-2 and nucleotide-binding oligomerization domain (NOD)-like receptor family, pyrin domain-containing 3 (NLRP3, also called NALP3)—are upregulated in rosacea patients, and their activation by *Demodex* mites are thought to trigger inflammation in rosacea (summarized in Fig. 3) [2, 9, 12]. Indeed, chitin (from the mite exoskeleton) can stimulate the pro-inflammatory response of keratinocytes through TLR-2 [12], and mite allergens have been shown to activate NOD-like receptors *in vitro* [9]. Microbiota residing on *Demodex* mites may also be involved in this process: antigens from *B. oleronius* reportedly induced the proliferation of peripheral blood mononuclear cells from rosacea patients [21], and stimulated the production of cathelicidin, MMP-9, tumor necrosis factor (TNF) and interleukin (IL)-8 by neutrophils from healthy subjects [9, 12]. In patients with rosacea, this inflammatory state causes an increase in the


Microorganisms & their products (i.e. protease)
Bacteria
Demodex
PAR2
TLR2
AMP
(i.e. cathelicidin)
NALP3 inflammasome
KLKS
LL-37
Inflammation
Angiogenesis
Activation
Macrophage
Inflammation
IL-1β
IL-8, TNF-α, Cox-2
MMP-9
Neutrophil
MMP-9
LL-37
VEGF
Angiogenesis
Inflammation
Mast cell

Fig. 3 Involvement of the skin microbiota in rosacea pathophysiology. Pattern recognition receptors (PRRs) expressed on the skin participate in a continuous immune surveillance that allows symbiont microorganisms to thrive while eliminating potential pathogens. Two of these PRRs—TLR-2 and NLRP3 (also called NALP3)—are upregulated in rosacea patients, and their activation by *Demodex* mites is thought to trigger inflammation in rosacea. Microbiota residing on *Demodex* mites may also be involved in this process: antigens from *Bacillus oleronius* reportedly induced the proliferation of peripheral blood mononuclear cells from rosacea patients and stimulated the production of cathelicidin, MMP-9, TNF, and IL-8 by neutrophils from healthy subjects. *AMP* anti-microbial peptide, *Cox* cyclooxygenase, *IL* interleukin, *KLK* kallikrein, *LL-37* active peptide form of cathelicidin, *MMP* matrix metalloproteinase, *NALP* Nacht leucine-rich repeat protein, *NLRP* nucleotide-binding oligomerization domain (NOD)-like receptor family, pyrin domain-containing, *PAR* protease-activated receptor, *TLR* toll-like receptor, *TNF* tumor necrosis factor, *VEGF* vascular endothelial growth factor

facial skin temperature [28]. This in turn can affect microbiota growth and balance [9], and modify the behavior of *S. epidermidis* so that it secretes more proteins [28] (see Sect. 4.4). Moreover, as *S. epidermidis* antigens are recognized by TLR-2, the bacterium also participates in skin inflammation [12].

Unlike in acne, *C. acnes* does not seem to play a major role in the pathogenesis of rosacea [29]. In fact, here *C. acnes* is suspected to have a protective effect in healthy skin by breaking down sebum into free fatty acids (FFAs), which can prevent the growth of pathogens [30].

6 Does the Gut Microbiota Play a Role in Rosacea?

Patients with rosacea may have systemic comorbidities, including diseases of the gastrointestinal tract (e.g., gastroesophageal reflux disease, gastritis, Crohn's disease, ulcerative colitis, celiac disease, and small intestinal bacterial overgrowth [SIBO] syndrome), suggesting a link between rosacea and the gut [31–33]. Furthermore, the gut microbiota has been shown to influence skin homeostasis: either directly in case of intestinal barrier disruption, or indirectly through the modulation of systemic immunity or by generating short-chain fatty acids [7]. The gut is inhabited by a huge number of microorganisms ($> 10^{14}$) constituting the gut microbiota, and several factors including the mode of birth, food, age, stress, and antibiotics may affect its composition and may therefore trigger rosacea [34]. Another argument is the positive effect of oral probiotics observed in patients with rosacea. In a randomized, controlled, non-blinded trial, patients with papulopustular exanthema (including 36% with rosacea) who received the bacteria *Escherichia coli* Nissle 1917 as an oral probiotic as well as a standard topical therapy had a better outcome than patients who only received the standard treatment ($P < 0.01$) [35]. Fortuna et al. [36] also reported a case of rosacea with scalp involvement that was successfully treated with low-dose doxycycline (40 mg/day) combined with oral probiotics (*Bifidobacterium breve BR03* and *Lactobacillus salivarius LS01*) for 8 weeks, followed by probiotics alone. No relapse or flare-up of disease was observed during 6 months of follow-up [36]. However,


- Neuroregulatory pathway trigger
- Immune activation
- Vascular sensitivity ↑
Autonomic nervous system
HPA axis
Rosacea
Skin HPA axis
Alteration in skin microbiota
Inflammation
TRPV activation
(skin keratinocytes)
Entry of gut microbiota and metabolites into the blood stream / nerve
metabolite
TRPV
activation
Stress
Hot beverage
Spicy food
Alcohol
Cinnamaldehyde-containing food
(i.e. tomato, citrus, chocolate)
Alteration in gut microbiota
Impairment of the gut barrier
Gut microbiota
Effect on systemic immunity
Direct transit to the skin
SCFA
Skin homeostatis

Fig. 4 A proposed model of the gut-brain-skin axis in rosacea. *HPA* hypothalamic pituitary adrenal, *SCFA* short-chain fatty acid, *TRPV* transient receptor potential vanilloid

the mechanisms underlying the involvement of gut bacteria in rosacea pathophysiology have not yet been elucidated. Although studies have failed to confirm an association between *H. pylori* and rosacea, antibodies against cytotoxin-associated gene A (CagA), an *H. pylori* virulent factor, have been identified in most patients with rosacea [9, 12]. The gut microbiota in rosacea patients was recently investigated in two Asian metagenomic studies [37, 38]. In the study by Nam et al. [37] performed in Korean women (12 rosacea patients and 251 controls), bacteria from the Peptococcaceae family and the *Methanobrevibacter* genus were detected in control subjects but not in rosacea patients, whereas bacteria from the *Acidaminococcus* and *Megasphaera* genera were significantly more abundant in rosacea patients than in controls [37]. In contrast, Chen et al. [38] observed a lower abundance of *Acidaminococcus* and *Megasphaera* genera in Taiwanese subjects (11 rosacea patients and 110 controls, 90.9% women). *Lactobacillus*, *Hemophilus*, *Roseburia*, and *Clostridium* genera were also less abundant in rosacea patients than in controls, whereas *Rhabdochlamydia*, *CF231*, *Bifidobacterium*, *Sarcina*, and *Ruminococcus* genera were significantly more abundant [38]. Therefore, differences between rosacea patients and healthy subjects were observed in both studies, although the results were discordant. Further studies with higher numbers of rosacea patients are required. As rosacea is induced or aggravated by emotional stress [2], it is likely that the brain is involved in cross-talk between the skin and gut microbiota in rosacea, as in acne, through the gut-brain-skin axis (Fig. 4) [7, 9, 39–42].

7 Conclusion and Perspectives

The 16s rRNA studies highlighted in this review suggest a link between the skin and gut microbiota and rosacea; however, the role of these microorganisms in the disease pathophysiology is yet to be determined. With limited data, it is not known whether dysbiosis and altered microbiota metabolism are potentiators of inflammation or secondary outcomes in response to changes in the skin microenvironment. Microbial 16S rRNA PCR amplification and sequencing have enabled us to analyze complex microbial communities at the taxonomic and phylogenetic levels. However, to our disappointment, results from microbial studies in rosacea patients have so far been discordant at the level of both the skin [18–20] and the gut [37, 38]. It is especially difficult to interpret the findings from these studies because skin and gut microbial composition depends on numerous factors, including food, age, stress, and environment. There are also great interpersonal differences in the human microbiota, a problem that can only be overcome by conducting studies using paired samples from the same patient [22]. Although data are scarce, the reports of successful rosacea treatment with oral probiotics combined with conventional therapy are promising [35, 36] and provide evidence for the role of the gut microbiota in rosacea pathogenesis. In acne, several clinical trials reported positive results with oral or topical probiotics used alone or in combination. Further investigations are necessary to assess the efficacy of oral/topical probiotics and/or prebiotics in rosacea and identify their exact mechanisms of action. We should be aware that such treatments may require customization due to great interpersonal differences in the skin and gut microbiota.

Moreover, as food affects gut microbiota composition [34], further research in this domain could lead to adapted dietary advice being provided to patients with rosacea.

Another exciting field of research is investigation of the gut-brain-skin axis in rosacea; a greater understanding of how the brain (i.e., stress) influences the gut and skin microbiota could also provide better therapeutic strategies (i.e., stress-relieving practices).

Acknowledgements The author thanks Laurence Rous, PhD, Emma Pilling, PhD, and Marielle Romet, PhD (Synergy Pharm-Santé Active Edition) for medical writing assistance funded by Laboratoires Dermatologiques Avène–Pierre Fabre Dermo-Cosmétique.

Author contributions The author had the idea for the article, performed literature searches and data analysis, contributed to the drafting of the manuscript, and critically reviewed and approved the final version of the paper.

Declarations

Funding Hei Sung Kim's work was supported by a National Research Foundation of Korea (NRF) grant funded by the South Korean Government (2017R1C1B5016144 and 2020R1F1A1048238).

Conflict of interest The Author has no conflict of interest to declare.

Ethics approval Not applicable.

Consent to participate Not applicable.

Consent for publication Not applicable.

Availability of data and material Not applicable.

Code availability Not applicable.

Disclosure statement This article is part of a Supplement wholly funded by Laboratoires Dermatologiques Avène–Pierre Fabre Dermo-Cosmétique

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microorganisms

Review

Acne, Microbiome, and Probiotics: The Gut–Skin Axis

Pedro Sánchez-Pellicer [1], Laura Navarro-Moratalla [1], Eva Núñez-Delegido [1], Beatriz Ruzafa-Costas [1], Juan Agüera-Santos [1] and Vicente Navarro-López [1,2,*]

[1] MiBioPath Research Group, Department of Clinical Medicine, Health Sciences Faculty, Catholic University of Murcia, Campus de los Jerónimos 135, 30107 Murcia, Spain; pedro.sanchez@bioithas.com (P.S.-P.); laura.navarro@bioithas.com (L.N.-M.); eva.nunez@bioithas.com (E.N.-D.); beatriz.ruzafa@bioithas.com (B.R.-C.); juan.aguera@bioithas.com (J.A.-S.)

[2] Infectious Diseases Unit, University Hospital of Vinalopó, Carrer Tonico Sansano Mora 14, 03293 Elche, Spain

* Correspondence: vicente.navarro@bioithas.com

Abstract: The objective of this narrative review was to check the influence of the human microbiota in the pathogenesis of acne and how the treatment with probiotics as adjuvant or alternative therapy affects the evolution of acne vulgaris. Acne is a chronic inflammatory skin disease involving the pilosebaceous units. The pathogenesis of acne is complex and multifactorial involving genetic, metabolic, and hormonal factors in which both skin and gut microbiota are implicated. Numerous studies have shown the bidirectionality between the intestinal microbiota and skin homeostasis, a communication mainly established by modifying the immune system. Increased data on the mechanisms of action regarding the relevance of *Cutibacterium acnes*, as well as the importance of the gut–skin axis, are becoming known. Diverse and varied in vitro studies have shown the potential beneficial effects of probiotics in this context. Clinical trials with both topical and oral probiotics are scarce, although they have shown positive results, especially with oral probiotics through the modulation of the intestinal microbiota, generating an anti-inflammatory response and restoring intestinal integrity, or through metabolic pathways involving insulin-like growth factor I (IGF-1). Given the aggressiveness of some standard acne treatments, probiotics should continue to be investigated as an alternative or adjuvant therapy.

Keywords: acne vulgaris; skin microbiota; gut microbiota; gut–skin axis; *Cutibacterium acnes*; probiotics; topical probiotics; skin inflammatory diseases

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Citation: Sánchez-Pellicer, P.; Navarro-Moratalla, L.; Núñez-Delegido, E.; Ruzafa-Costas, B.; Agüera-Santos, J.; Navarro-López, V. Acne, Microbiome, and Probiotics: The Gut–Skin Axis. *Microorganisms* **2022**, *10*, 1303. https://doi.org/10.3390/microorganisms10071303

Academic Editor: Claudio de Simone

Received: 2 June 2022
Accepted: 25 June 2022
Published: 27 June 2022

Publisher's Note: MDPI stays neutral with regard to jurisdictional claims in published maps and institutional affiliations.

1. Introduction

The epidermis, together with its adjoining structures such as the sweat and sebaceous glands, has an approximate surface area of 25 m^2, which makes the skin one of the largest epithelial surfaces for interaction with microorganisms, along with the gastrointestinal tract. The skin is a first-line barrier against the external environment, and continuously interacts with it [1]. It is estimated that there are approximately 10^{12} bacteria on the skin, compared with 10^{14} of the intestinal microbiota [2,3].

During recent years, the immunomodulatory potential of the intestinal microbiota in remote organs has been increasingly investigated. Specifically, different degrees of influence of the gut microbiota on the gut–brain [4], gut–lung [5], gut–liver [6], and gut–skin axis [7,8] have been observed. Regarding the gut–skin axis, the gut microbiota basically modulates the functionality and composition of the innate and adaptive immune system, and vice versa [9]. This fact explains why some skin diseases have intestinal comorbidities [10], and suggests that there is a link between the presence of intestinal dysbiosis and the imbalance of skin homeostasis, with a special role of the intestinal microbiota in the pathogenesis of several inflammatory skin diseases [11]. Numerous studies have shown the bidirectionality between the intestinal microbiota and skin homeostasis, a communication established by modifying the immune system [12]. This modulation is mainly caused by the intestinal

microbiota, but the cutaneous microbiota is also important in maintaining an adequate immune homeostasis of the skin, since it is also rich in immune cells (but not as many as the intestine, which houses 70% of the body's immune cells) and is densely colonized by bacteria (but not as heavily as the large intestine) [13]. Thus, many studies have shown that the overgrowth of pathogens in the skin is a common finding in several skin diseases [7,8], although it is unknown whether this factor is a cause or consequence of such diseases.

Acne is a chronic inflammatory skin disease involving the pilosebaceous units that is characterized by the formation of comedones, papules, pustules, nodules, and scars that appear mainly on the face, upper trunk, and sometimes extremities.

The estimated prevalence of acne is difficult to estimate due to several factors. Different studies have not used the same definition of acne or the same scale of severity [14]. The estimated prevalence in the different studies was also strongly influenced by the country and sample size. For example, a study conducted in Turkey with 2300 individuals aged 13–18 years showed a prevalence of 60.7%. In this study, the diagnosis was established by dermatologists, and the degree of severity was established using the Pillsbury diagnostic criteria [15]. However, in another study conducted in Brazil with 2201 18-year-old males, the prevalence was estimated at 89.1%. In this second study, the diagnosis was made by dermatologists, but the degree of severity was established based on the number and type of inflammatory and noninflammatory acne lesions [16]. The Global Burden of Disease Study in 2010 estimated that acne, along with eczema, pruritus, and fungal skin disease, were the four most common skin disorders, with a global estimated prevalence of 8.96% in men and 9.81% in women (of any age) [17]. Onset of acne coincides with pubertal development and increased sebum production. Therefore, the prevalence is highest in adolescents and low in prepubertal children. After adolescence, the prevalence of acne decreases, although there is a percentage of adults who still have this disorder (up to 43% of subjects who had acne in adolescence still had acne at 30–40 years) [18]. It is significant that as one of the most prevalent skin disorders in developed countries, it hardly appears in hunter–gatherer communities without contact with the Westernized lifestyle [19]. This fact indicates the importance of lifestyle as a risk factor for the onset and development of acne. A strong correlation has been shown between age, family history of acne, body mass index (BMI), and skin type in the severity of acne presentation. Association with other factors such as smoking or diet are less consistent [14].

The pathogenesis of acne vulgaris is complex and multifactorial, and involves increased production of cutaneous sebum, hyperplasia of sebaceous glands under androgenic influence, ductal obstruction due to increased desquamation of keratinocytes, proliferation or presence of certain strains of *Cutibacterium acnes*, and infiltration of inflammatory cells [20]. It is difficult to establish the strength of each of these processes individually at the beginning and during development of this skin disorder.

The objective of this narrative review was to check the pathogenic mechanisms of acne, especially the influence of the human microbiota in the pathogenesis of acne, and how the modulation of this human microbiota through the use of probiotics as adjuvant or alternative therapy affects the evolution of acne vulgaris.

2. Pathogenesis of Acne Vulgaris

Acne is a follicular disease, and the initial comedone is caused by the impaction and distention of the follicles with a keratinous plug. A keratinous plug is caused by hyperproliferation and abnormal differentiation of keratinocytes. In addition, keratinocytes play a significant role in cutaneous immune function. They express various pattern recognition receptors (PRRs), including Toll-like receptors (TLRs) that can recognize a variety of bacteria. When keratinocytes are activated, they can produce antimicrobial peptides and cytokines, causing a direct antimicrobial effect as well as the recruitment and modulation of immune cells [21].

It is not fully established whether the hyperkeratinization of the follicle occurs before or after an inflammatory response is triggered [22]. Th17 lymphocytes present in acne

lesions seem to play a key role in establishing an inflammatory process, resulting in the activation of derivate cytokines that cause neutrophilic infiltration and activation in the pilosebaceous follicle. They can also stimulate keratinocytes, endothelial cells, monocytes, and fibroblasts, producing proinflammatory mediators such as IL-6, TNFα, IL-1β, PGE2, nitric oxide, and matrix metalloproteinases [23]. Activation of the nuclear factor-kappa B (NF-κB) pathway is observed in acne lesions, along with secretion of cytokines derived [24]. Although in the following paragraphs we will develop the importance of the relationship between *Cutibacterium acnes* and the onset and development of acne, *C. acnes* can activate and induce expression of TLR2 and TLR4 [25]. Likewise, saturated fatty acids act as damage-associated molecular patterns (DAMPs), activating TLR2 and TLR4 and triggering the inflammatory response [26]. Therefore, the levels of certain potentially inflammatory lipids are abnormally increased in acne lesions. In fact, in sebocytes, the cyclooxygenase 2 (COX2) isoenzyme is selectively activated by inflammatory lipids in the sebaceous glands of acne patients, and is involved in the synthesis of prostaglandins [27]. For example, palmitic acid, a long-chain saturated fatty acid, can activate TLR2, producing heterodimerization with TLR1 [28]. Dimerization of TLR1 is a key process in the activation of the inflammasome in the pilosebaceous follicle in acne, which will cause the secretion of IL-1β. Along with this process, an increase in the expression of β-defensin-2 in sebocytes also is associated [29]. Likewise, palmitic acid is a powerful stimulator of the NLRP3 inflammasome of macrophages; therefore, the palmitic acid derived from sebum is a lipotoxic molecule that causes inflammation of the follicle [30]. The NLRP3 inflammasome is considered as a sensor that is activated by lysosomal rupture, as produced by palmitic acid and also *C. acnes* [31]. IL-1β is particularly important because it activates Th17 cells in acne lesions, which are responsible for the aforementioned effects.

Excess sebum is an essential contributor to the onset and development of acne and a risk factor for severe acne [14], although not all people with hyperseborrhea develop it. Sebum secreted by the sebaceous glands is an oily mixture that contains free fatty acids (FFAs) among other compounds such as squalene. Sebum can activate cell differentiation and proliferation, lipogenesis, and secretion of cytokines [32], and its production depends on several factors, including hormones [22]. Likewise, sebum of patients with acne presents alterations in the composition of FFAs [33], with a decrease in essential FFAs such as linoleic acid, as well as an association with proinflammatory lipids such as monounsaturated fatty acids (MUFAs) and lipoperoxides derived from the peroxidation of squalene of sebum. MUFAs and lipoperoxides contribute significantly to the hyperkeratinization of the pilosebaceous follicle [34].

Classically acne begins in adolescence, when there a considerable hormonal change occurs in both men and women. There is a systemic increase in androgen production of adrenal and gonadal origin and a local increase in androgen production at the skin level. Under normal conditions, the main circulating androgens are dehydroepiandrosterone sulfate (DHEA-S), dehydroepiandrosterone (DHEA), androstenedione, testosterone (T), and dihydrotestosterone (DHT). DHEA-S, DHEA, and androstenedione serve as prohormones of the effective hormones T and DHT, which interact with the androgen receptor present in many skin cells, such as sebocytes and follicular keratinocytes, generating an increase in sebum production and a proliferation of the sebaceous gland [35]. In the areas of the skin where acne lesions appear, there is a greater expression of the androgen receptor and the enzyme 5α reductase, which converts T into DHT, which is the most potent androgen [36,37]. Other signal molecules can activate other sebocyte receptors that lead to increased sebum production [38].

Insulin-like growth factor 1 (IGF-1) is a potent inducer of gonadal T and adrenal DHEA production, and promotes the intracutaneous conversion of T to DHT [20]. In addition, IGF-1 potently stimulates sebaceous lipogenesis and nuclear androgenic receptor signaling through the nuclear forkhead box-O1 (FoxO1) transcription factor [39]. A FoxO1 deficiency is widely evidenced as a key factor in the pathogenesis of acne, and a decreased expression of FoxO1 in this regard promotes lipogenesis, secretion of proinflammatory cytokines,

and proliferation of keratinocytes [40]. Basically, the androgenic receptor of the sebaceous gland is activated in the presence of its ligands, being the one with the highest affinity the DHT, and by eliminating the repression exerted by the FoxO1 nuclear factor [41]. In addition, both insulin and IGF-1, through the activation of the phosphoinositol-3-kinase (PI3K)–protein kinase B (AKT) pathway, interact with the repressive function of FoxO1, allowing the activation of the androgenic receptors [23].

Figure 1 summarizes the mechanisms that involve the influence and relationship between androgens and IGF-1 that are established in acne patients.


DIET
High-glycemic load
IGF-1
Insulin
↑ gonadal and adrenal androgens
↑ 5α reductase
PI3K-AKT
pathway
↑ skin viability of
DHT
Androgenic receptor activation
FoxO1
• Sebaceous lypogenesis
• Keratinocytes proliferation

Figure 1. Influence of androgens and IGF-1 in acne. IGF-1: insulin-like growth factor 1; PI3K-AKT: phosphoinositol-3-kinase–protein kinase B (AKT); FoxO1: nuclear forkhead box-O1 transcription factor; DHT: dihydrotestosterone.

Adult acne after adolescence can be persistent, recurring, or late-onset. It occurs more in women than in men [42]. In a study with more than 700 subjects over 25 years old, facial acne was observed in 12% of women and 3% of men [43]. In these women, there was an androgenic influence in which there may have been an increase in androgen production in the ovary or adrenal glands, an increase in androgen production in the skin, or an increase in the sensitivity of the androgen receptor [35]. It is probable that the formation of acne was more dependent on the local concentration of androgens or a greater sensitivity of sebocytes to them, and therefore the presence of acne in adult women would not correlate with serum levels of androgens. Sardana et al. observed in 120 women over 25 years old with late-onset (68 women) or persistent acne (52 women) that 72% had clinical hyperandrogenism, but only 18% had biochemical hyperandrogenism [44]. Therefore, in many adult women with symptoms of hyperandrogenism and acne, an increase in the concentrations of the main serum androgens were not observed. In women with menopause, acne is quite infrequent; however, when it occurs, it is usually in the form of comedones [45]. With the entry into menopause, there is a drastic reduction in estrogens; however, androgens experience a

gradual decrease. At this age, acne appears mainly in the context of postmenopausal hyperandrogenic disorders [46].

Acne in adult men is much less common than in women, and the underlying mechanisms have not been studied. Increased androgen-receptor sensitivity or excessive production of DHT is likely to occur.

It is a fact that excessive androgens intervene in an important way in the development of acne. Even so, acne does not develop when there is loss of functionality of the androgen receptor [47], but IGF-1 is the main hormone that controls pubertal development, and decreases after this phase [48]. These issues focus on IGF-1 as a key molecule in the onset and development of acne. An enlightening fact is that patients with Laron syndrome who have growth hormone receptor (GHR) mutations have an IGF-1 deficiency, and if they are not treated with IGF-1 recombinant, they never develop acne. However, when they are treated, they develop acne [49]. However, for the establishment of acne, androgen-mediated sebum production is necessary but not sufficient. This was confirmed by studies that evaluated the efficacy of 5α-reductase inhibitors that did not significantly improve acne [50,51].

An association with genetics in the presentation of acne has been demonstrated, since family history is a clear significant risk factor [14]. In extensive case-control studies conducted in different regions and with ethnic differences, several associations of genetic polymorphisms and presence of acne have been evidenced. The conclusions that can be drawn from these studies include that there is a variability in genes associated with acne between different regions and ethnicities. In 2014, He et al. observed 1056 cases with severe acne and controls from a Chinese population, and found an association between acne and DDB2 (DNA-binding protein 2) and SELL (L-selectin) genes [52]. These genes participate in androgen metabolism and inflammation, respectively. Navarini et al. compared 1893 severe cases of acne and 5132 controls from the United Kingdom in 2014, and found that there was an association between acne and genes related to the transforming growth factor receptor (TGF)-β signaling pathway, such as OVOL1, FST, and TGFβ2 [53]. The TGF-β signaling pathway participates in tissue remodeling and appearance of scars. However, in 2017, Mina-Vargas et al. observed 4491 twins and their siblings in Australia, and did not find a statistical association between genes and acne severity, although three genes were associated with the presence of acne [54]. These genes, PTPRU, PIK3R1, and DCC, participate in cell growth, differentiation, and adhesion, respectively. In general, genes associated with acne participate in the regulation of the immune response or androgen metabolism [55]. In 2022, Mitchell et al. published a meta-analysis of a genome-wide association study (GWAS) with 20,165 subjects with acne from nine historical European cohorts, and identified 29 new related loci. Many of these acne-related loci influence hair follicle structure and morphology, development and maintenance of the pilosebaceous unit, and neutrophil infiltration of lesions [56]. Figure 2 summarizes the different pathogenic mechanisms that are established in the onset and development of acne.


ANDROGENS
IGF-1
SKIN MICROBIOME
C. acnes
Phylotypes
Virulence factors
Biofilm formation
Toxins
Lipases (↑FFAs)
Hyaluronate lyase
Porphyrins (↑ ROS)
PILOSEBACEOUS UNIT
HYPERSEBORREIC GLAND
(↑↑ sebum production)
Inflammatory lipids
(↑ SFAs, palmitic acid, FFAs...)
↓ linoleic
↑ MUFAs
↑ lipoperoxides
COX2 and TLR2 activation
NF-κβ activation
Th17
HYPERKERATINOCYTES
(↑ proliferation and abnormal differenciation)
INFLAMMATORY RESPONSE
Pro-inflammatory cytokines
Monocytes and fibroblast activation
IL-6
TNF-α
IL-1β
Metaloprotease
...
GENETIC POLYMORPHISMS
(DDB2, SELL, genes related with TFG-β, etc)
GUT MICROBIOME
↑ Intestinal permeability → Endotoxemia
Dysbiosis → ↓ SFCAs

Figure 2. Pathogenic mechanisms of acne. IGF-1: insulin-like growth factor 1, FFAs: free fatty acids, ROS: reactive oxygen species, SFAs: saturated fatty acids, MUFAs: monounsaturated fatty acids, COX2: cyclooxygenase 2, TLR2: Toll-like receptor 2, Th17: Th17 cells, NF-κB: nuclear factor-kappa B, TGF-β: transforming growth factor receptor β, SCFAs: short-chain fatty acids.

3. Acne Vulgaris and Skin Microbiota: *Cutibacterium acnes*

Studies on the skin microbiota in acne pathogenesis have focused on the influence of *C. acnes* on the onset and development of acne. The first study that reported the presence of this bacteria in acne lesions was that of T.C. Gilchrist in 1900 [57]. However, the role of *C. acnes* is unclear, as it is a ubiquitous bacteria in healthy human skin [2]. Therefore, while *C. acnes* is a predominant bacteria in sebaceous regions of the skin, with a vital role in cutaneous homeostasis, even acting in the prevention of pathogens [58], it can also act as an opportunistic pathogen. In recent years, there have been many studies that have contributed to gradually clarifying the pathogenic mechanisms of *C. acnes* in acne patients.

First, it is important to clarify the distinct categories of *C. acnes* phylotypes based on different methodologies, because this point can be somewhat confusing. Initially, by genomic comparison of the hemolysin gene (recA or tly), the phylotypes IA1, IA2, IB, II, and III were established [59]. Then, researchers used multilocus sequence typing (MLST) to obtain the phylotypes IA1, IA2, IB, IC, II, and III, and within these they located different clonal complexes (CC) [60]. These classifications are important, since recent studies suggest that *C. acnes* acts as a potential commensal or pathogen, depending on the type of strain and the presence of some metagenomic elements [61]. It is remarkable to note that *C. acnes* is the most abundant bacteria in the pilosebaceous follicle both in healthy patients and in patients with acne, and that there are no differences in terms of bacterial load, so it was proposed to investigate the functionality of *C. acnes* instead of just its presence in acne lesions [62]. Several studies have focused on this approach that resulted in several consistent findings. In 2010, Lomhol et al. conducted the first study to demonstrate that distinct phylotypes of *C. acnes*, specifically subgroup IA, were significantly associated with moderate to severe acne [63]. In 2013, Kwon et al. observed that although the distribution of phylotypes was similar between healthy skin and comedones, there was an increase in

phylotype IA in papules and pustules [64]. Using MLST, it was observed that there were 1 to 10 strains coinciding, and that in acne lesions, all strains came from phylotype IA1, and almost exclusively from CC18 [65]. McDowell's group in 2013 devised a more refined version of their classification of *C. acnes* subgroups using MLST based on only four genomic markers [66]. They demonstrated that CC1, CC2, and CC3 of phylotype IA1 dominated acne lesions, while the rest of the subgroups were observed much less frequently or even not observed. However, other studies did not identify a significant relationship between different phylotypes and severity of acne [67]. Therefore, it is more likely that the severity of acne is due to a greater inflammatory response, and this depends in part on *C. acnes*, but also on other crucial factors [68] such as an excess of sebum with alteration in its lipid composition, hormonal influence, immune response influenced by the intestinal microbiota, and genetic predisposition, among others.

Another critical issue is the presence of *C. acnes* with virulence factors in acne lesions [61]. These virulence factors could explain the different frequency of appearance of different phylotypes in acne lesions. In 2013, Tomida et al. sequenced the complete genome of 82 strains of *C. acnes* and observed that it had a constant core region and a variable region. This variability would explain its commensal or pathogenic phenotype and its influence on the development of acne [69].

Let us review the important virulence factors of *C. acnes*.

There are five Christie–Atkins–Munch–Petersen (CAMP) factors identified in the genome of all *C. acnes*. These are secreted toxins that cause the formation of pores in the membranes and are potentially cytotoxic to keratinocytes and macrophages, causing inflammation of the skin [70]. CAMP1 was associated with phylotypes IB and II, while CAMP2 was associated with IA [71]; however, it was recently shown that CAMP1 was also present in phylotype IA1 [72]. CAMP1 interacts with TLR2, but the potency of inflammatory response depends on the phylotype. In this way, phylotype IA causes a low inflammatory response, while it is more powerful when caused by the phylotypes IB and II. This indicates that CAMP1 is not the only virulence factor that causes inflammation, because the phylotype IA is more associated with acne. It is important to emphasize that CAMP1 presents a high genetic variability, although it is unknown how this affects virulence, and there could be a relationship [73].

In 2016, Johnson et al. showed that *C. acnes* phylotypes more related to acne produced more porphyrins, which are metabolites that generate reactive oxygen species (ROS) and can lead to inflammation in keratinocytes [74]. In this regard, phylotype IA1 strains produced higher amounts of porphyrins than phylotype II strains. The fact that ROS was generated would activate inflammatory processes such as lipid peroxidation of sebum lipids such as squalene [34]. Vitamin B12 supplementation could be counterproductive in acne patients, since virulent strains of *C. acnes* associated with acne produce porphyrins from this vitamin [75].

Hyaluronate lyase is an enzyme capable of degrading hyaluronic acid and other glycosaminoglycans from the extracellular matrix of skin cells, contributing to inflammation in acne lesions. There are two variants of hyaluronate lyase found in *C. acnes*: HYL-IB/II and HYL-IA. HYL-IB/II causes a complete degradation of hyaluronic acid by being more active, while HYL-IA performs an incomplete degradation. HYL-IB/II is present in phylotypes IB and II, and HYL-IA in phylotype IA. Whereas type IA strains are primarily found on the skin surface and are associated with acne vulgaris, type IB/II strains are more often associated with soft and deep tissue infections, which would require elaborate tissue-invasion strategies, possibly accomplished by a highly active HYL-IB/II [76].

Lipases are enzymes that metabolize lipids of the sebum, generating FFAs. It has been shown that *C. acnes* encodes 12 lipases, including glycerol-ester hydrolase A (GehA) and B (GehB), which are present in strains of *C. acnes* present in healthy skin and acne lesions [77]. *C. acnes* lipases are important in the context of acne because they are important to the growth of this bacteria in lipophilic environments (pilosebaceous unit) [78], and because by

producing FFAs, they promote inflammation [33]. However, the exact role of the different *C. acne* lipases in the onset and development of acne is partly unknown.

Other potential virulence factors of *C. acnes* described and associated to a greater or lesser extent with acne are the enzymes neuraminidase, PUFA isomerase, gliycosidase, sortase F, and RoxP [70,79]. Likewise, heat-shock proteins [80] and dermatan-sulfate-binding adhesins have also been studied [70].

An important fact regarding strains that belong to phylotype II of *C. acnes*, which is most associated with healthy skin, is the presence of CRISPR/Cas sequences, which allows these bacteria to eliminate several genetic materials acquired horizontally. Nevertheless, phylotype I strains most associated with acne lesions usually present deletions in regions of CRISPR/Cas sequences, which implies a greater capacity to acquire virulence factors through horizontal transmission [81].

A particularly important virulence factor of *C. acnes* related to therapeutic failure of antibiotics in patients with acne is the ability to form biofilms. A bacterial biofilm is a structured colony of bacterial cells embedded in a polymer matrix that is manufactured by the bacteria and adhered to a surface. These biofilms can be located in the pilosebaceous follicle and favor the development of comedones, increase adhesion of *C. acnes* to the walls of the follicle, and increase the compacting of keratinocytes [82]. Formation of biofilms by *C. acnes* is due to the presence of genes involved in such formation, such as glycosyltransferases and uridine diphosphate N-acetylglucosamine 2-epimerase [83]. The relative frequency of appearance of biofilms formed by *C. acnes* is significantly higher in acne lesions than in the skin of healthy controls [84]. It is important to note that the biofilm of *C. acnes* presents factors that cause or aggravate inflammation such as CAMP, as has been shown in in vitro models [85]. The presence of biofilms is associated with a greater resistance to antibiotics because this exopolysaccharide matrix prevents or hinders the interaction of antibiotic to its molecular target. Acne treatment is partly based on antibiotic therapy, and many therapeutic failures can be attributed to the presence of *C. acnes* biofilms in acne lesions. In vitro studies have shown that markedly high concentrations of antibiotics are needed to inhibit growth or eradicate *C. acnes* in its biofilm [86]. However, some antibiotics, such as penicillin, penetrate the *C. acnes* biofilm better than others, such as ciprofloxacin or clindamycin [87].

In general, strains of *C. acnes* more associated with acne induce a more potent inflammatory response than less-associated strains [88]. However, any cell that is part of pilosebaceous follicle, such as keratinocytes, sebocytes, or macrophages, interacts with *C. acnes*, and this interaction is mainly through TLRs [89]. The TLRs contain an intracellular domain that allows production of cytokines and other proinflammatory molecules, as well as an extracellular domain involved in the recognition of pathogen-associated molecular patterns (PAMPs) and DAMPs. *C. acnes* activates the innate immune system by interacting with TLR2 and TLR4, so that NF-κB and MAPK pathways and NLRP3 inflammasome are activated. Consequently, *C. acnes* induces production of proinflammatory cytokines such as IL-1α, IL-1β, IL-6, IL-8, IL-12, and TNFα, as well as other proinflammatory molecules such as matrix metalloproteases, as evidenced by in vitro studies [90]. Matrix metalloproteases contribute to tissue-remodeling processes after inflammation, resulting in the appearance of scars typical of moderate and severe acne. In addition, as we showed in the previous section on acne pathogenesis, *C. acnes* also acts at the level of adaptive immunity. An infiltration of CD4 cells has been evidenced in the pilosebaceous follicle in the initial stages of acne; CD3, CD4, and macrophage cells were found from the beginning of formation of the microcomedone [91]. These data would indicate that the inflammatory process could appear before hyperkeratinization. In addition, as we mentioned previously, activation of Th17 cells by different mechanisms is a key process, because these T cells present in acne lesions play a key role in establishing an inflammatory process, resulting in the activation of derivate cytokines that cause neutrophilic infiltration and activation in the pilosebaceous follicle [23].

4. Acne Vulgaris and Gut Microbiota

The exact mechanisms and their contribution to the influence of the gut microbiota on the onset and development of acne are not established. By analogy with immune-based inflammatory diseases such as atopic dermatitis or psoriasis [7,8] and with evidence of the existence of the gut–skin axis, it is likely that the main mechanism participates in the inflammatory immune response [13].

A possible influence of the gut microbiota in acne may be an interaction with the mTOR (mammalian target of rapamycin) pathway. Recent studies have shown an impaired mTOR pathway in various skin diseases [92]. In general, mTOR is a nutrient-sensitive regulator that participates in processes of cell growth and differentiation in the skin, being key in homeostasis and in forming an appropriate epidermal barrier [93]. Mistakes in the mTOR pathway negatively affect these processes in different skin diseases. In 2016, Monfrecola et al. evidenced for the first time the role of the mTOR pathway in the pathogenesis of acne, as they observed an increase in the expression of mTOR in patients with this skin disease, both in affected skin and in unaffected skin, compared to healthy controls [94]. In 2016, Agamia et al. found increased serum IGF-1 concentrations, higher cytoplasmic expression of FoxO1, and more intense cytoplasmic and nuclear expression of mTOR in acne patients than in healthy controls, and an excessive consumption of a high-glycemic-load diet was associated with higher serum levels of IGF-1 and cytoplasmic expression of FoxO1 and mTOR [95]. Likewise, studies in mice have shown that by causing glucose intolerance and obesity through a diet with a high glycemic load that modified mTOR activity, it was related to specific changes in composition of gut microbiota that were evidenced inversely by administering resveratrol (specific inhibitor of mTOR complex 1) to these mice [96]. These studies linked to the effects of diet, intestinal microbiota, and pathogenesis of acne related to the mTOR pathway. In addition, bacterial metabolites can interact with the mTOR pathway, and the mTOR pathway can also affect the gut microbiota by controlling the intestinal barrier [97]. Therefore, if an altered intestinal barrier is established in the context of intestinal dysbiosis, a positive feedback loop can form, which can amplify inflammation and aggravate acne.

Studies from many years ago already showed that endotoxemia and increased intestinal permeability can be increased in acne. In 1916, Strickler et al. suggested that intestinal permeability may be increased in patients with acne because a complement fixation test demonstrated increased serum reactivity to fecal coliforms in 66% of patients versus 0% of controls [98]. In 1930, Stokes et al. identified an association between the gut microbiota and skin inflammation. In their study, up to 40% of acne patients had hypochlorhydria, and they hypothesized that a lack of gastric HCl could lead to migration of bacteria from the colon to the small intestine [99]. Today we know that small intestinal bacterial overgrowth (SIBO) can cause an increase in intestinal permeability (leaky gut), leading to systemic inflammation [100]. Likewise, in 1983 Juhlin et al. observed patients with acne of different degrees of severity and detected lipopolysaccharide (LPS) from *Escherichia coli* in serum in 5 of 10 subjects with severe acne, but not in subjects with moderate acne or in controls [101]. When the intestinal barrier is altered, gut microbiota and its metabolites reach the circulation, accumulate in the skin, and can alter skin homeostasis [13].

There have only been a few studies that investigated the gut microbiota in acne patients. The first attempt to assess the gut microbiota in acne patients was a study by Loveman et al. in 1955 [102]. Stool cultures were grown from 10 patients with severe pustular acne vulgaris, and no significant differences were found in a small classic group of intestinal pathogenic bacteria compared to a group of 10 healthy controls.

The first larger study that found differences in the intestinal microbiota of acne patients using microbiological culture techniques was that of Volkova et al. in 2001 [103]. In 114 patients with acne (94 with papulopustular acne and 20 with nodulocystic acne), 54% presented gut dysbiosis.

The following studies in this regard are recent and were already based on the next-generation sequencing (NGS) of the bacterial 16S rRNA gene. In 2018, Deng et al. studied

the intestinal microbiota of 43 treatment-naïve patients with different degrees of acne versus those of 43 age- and sex-matched healthy controls. A decreased alpha diversity was observed in acne patients compared to healthy controls, with no differences in severity. A principal coordinate analysis (PCoA) showed two different clusters for cases and controls, which was confirmed by an analysis of similarities (ANOSIM) test of the UniFrac distances between both groups. A linear discriminant analysis effect size (LefSe) analysis found 38 differences between the groups of acne patients and healthy controls. At the phylum level, there was a decrease in Firmicutes and an increase in Bacteroidetes in patients with acne. There was a remarkable decrease in Clostridial families such as Lachnospiraceae and Ruminococcaceae, which are potentially beneficial groups and producers of short-chain fatty acids (SCFAs), in the acne patients. In addition, a PICRUSt analysis was performed that showed an increase in LPS synthesis pathways and a decrease in the metabolism of glycerolipids and glycerophospholipids in patients with acne [104].

More recently, Deng's researcher group conducted a study in which they analyzed possible discrepancies in the intestinal microbiota and fecal metabolites between men and women with acne, since it is unknown whether gut dysbiosis and its associated metabolism are sex-dependent in subjects with acne [105]. Alpha diversity was lower in men with acne compared to control men, but no significant differences were found between women with acne and control women. An ANOSIM test showed four statistically significant clusters among the four study groups: men with acne, control men, women with acne, and control women. At the phylum level, Firmicutes and Bacteroidetes were significantly increased and decreased, respectively, in men with acne versus healthy control men. These differences were not found in women with acne versus healthy control women. At the genus level, decreases were observed in men with acne compared to healthy control men, including 18 genera such as *Lysinibacillus*, *Paenibacillus*, *Aerococcus*, *Alkaliphilus*, *Carnobacterium*, *Lactococcus*, *Oceanobacillus*, *Bacillus*, *Blautia*, *Butyricicoccus*, *Gemmiger*, *Lachnospiracea_incertae_sedis*, *Exiguobacterium*, *Pseudomonas*, *Enterococcus*, *Faecalibacterium*, *Bilophila*, and *Ruminococcus*. In women with acne compared to healthy control women, an increase in *Clostridium sensu stricto* and a decrease in *Oscillibacter* and *Odoribacter* were observed. Likewise, men and women had different changes in fecal metabolites with respect to controls. Men with acne tended to have an impaired fatty acid metabolism, while women with acne tended to have an impaired amino acid metabolism. Specifically, an increase in long-chain fatty acids such as alpha-linolenic acid (omega-6) was observed. Omega-6 are long-chain fatty acids with proinflammatory activity, and aggravate the severity of acne [106]. This study showed for the first time that men and women with acne had different types of gut dysbiosis and different associated metabolites. In this way, men who presented more severe cases of acne presented an intestinal microbiota with less alpha diversity and richness, with losses of beneficial anti-inflammatory SCFA-producer bacteria such as *Faecalibacterim*, and others such as Clostridiales [107].

In 2018, Yan et al., in a case-control study like the one conducted by Deng [104], showed fewer differences in the gut microbiota of acne patients compared to healthy controls [108]. No differences were observed regarding alpha diversity between cases with acne and healthy controls, and a principal component analysis (PCA) did not show different clusters. Therefore, the intestinal microbiota between cases and controls was quite similar, although a loss in *Bifidobacterium* and a slight gain in Proteobacteria were observed in patients with acne (statistically significant differences). *Bifidobacterium* can balance gut microbiota by fermenting indigestible oligosaccharides and inhibiting the growth of pathogenic bacteria, which improves the intestinal barrier, decreases the intestinal permeability, and induces Treg (CD4+Foxp3+) cell generation [109]. Changes in *Bifidobacterium* and Proteobacteria (increased LPS, increased intestinal permeability) may aggravate or cause the development of acne in these patients.

In 2020, Thompson et al. conducted a small case-control study with eight patients with acne receiving minocycline as treatment and eight healthy age- and sex-marched controls without treatment [110]. No significant differences in alpha diversity were found between

acne patients before and after antibiotic therapy. The intestinal microbiota of patients with acne before taking antibiotics compared to those of healthy controls showed a decrease in the species *Lactobacillus iners*, *Lactobacillus zeae*, and *Bifidobacterium animalis*. After antibiotic treatment, the gut microbiota of acne patients showed decreases in *Lactobacillus salivarius*, *Bifidobacterium adolescentis*, *Bifidobacterium pseudolongum*, *Bifidobacterium breve*, and *Akkermansia mucinophila* compared to healthy controls. An increase in Bacteroidetes (even before treatment, Bacteroidetes was already higher than in healthy controls) was observed in acne patients after treatment (causing a decrease in the Firmicutes/Bacteroidetes ratio). Therefore, minocycline caused changes in the intestinal microbiota (at the level of potential probiotic species from *Lactobacillus* and *Bifidobacteirum* genera). This small study highlighted the potential relevance of adjuvant probiotic therapies. In line with these results, in another small study with eight subjects with acne after 4 weeks treatment with minocycline and eight age-, race-, and sex-matched healthy controls, it was observed that the Firmicutes/Bacteroidetes ratio was higher in controls and lower in patients with acne after treatment. In patients with less-severe acne, a slightly higher baseline Firmicutes/Bacteroidetes ratio was observed compared to those with greater severity [111].

The studies that have evaluated or provided information on the relationship between acne and the intestinal microbiota are summarized in Table 1.

Table 1. Main studies including gut microbiota data in patients with and acne vulgaris.

Reference	Methodology and Study Population	Key Results
Loveman 1955 [102].	A total of 10 patients with severe pustular acne and 10 healthy controls. Stool microbiological culture.	No significant differences were found in a small classic group of intestinal pathogenic bacteria compared to a group of 10 healthy controls
Volkova 2001 [103].	A total of 114 patients with acne. Stool microbiological culture.	54% of acne patients presented gut dysbiosis.
Deng 2018 [104].	A total of 43 treatment-naïve patients with different degrees of acne versus 43 age- and sex-matched healthy controls. NGS 16S rRNA.	Decreased alpha diversity in acne patients compared to healthy controls. No differences in severity. PCoA and ANOSIM analyses showed two different clusters for cases and controls. LefSe analysis found 38 differences between the groups of acne patients and healthy controls. Decrease in Firmicutes and increase in Bacteroidetes in the group of patients with acne. Decrease in Clostridial families such as Lachnospiraceae and Ruminococcaceae, producers of SCFA in patients with acne. PICRUSt analysis showed an increase in LPS synthesis pathways in acne patients.
Yan 2018 [108].	A total of 31 mild-moderate acne patients and 31 age- and sex-matched healthy controls. NGS 16S rRNA.	No differences were observed regarding alpha diversity between cases with acne and controls. PCA did not show different clusters. Gut microbiota between cases and controls was quite similar. Loss in *Bifidobacterium* and a slight gain in Proteobacteria in patients with acne.
Thompson 2020 [110].	Eight patients with acne before and after receiving minocycline as treatment and eight healthy age- and sex-matched controls. NGS 16S rRNA.	Not significant differences in alpha diversity were between acne patients before and after antibiotic therapy. Gut microbiota of patients with acne before taking antibiotics compared to healthy controls showed a decrease in *Lactobacillus iners*, *Lactobacillus zeae*, and *Bifidobacterium animalis*. After antibiotic treatment, gut microbiota of acne patients showed decreases in *Lactobacillus salivarius*, *Bifidobacterium adolescentis*, *Bifidobacterium pseudolongum*, *Bifidobacterium breve*, and *Akkermansia mucinophila* compared to healthy controls. Bacteroidetes increase in acne patients after treatment. Decrease in Firmicutes/Bacteroidetes ratio.

Table 1. *Cont.*

Reference	Methodology and Study Population	Key Results
Rainer 2021 [111].	Eight subjects with acne after 4 weeks treatment with minocycline and eight age-, race-, and sex-matched healthy controls. NGS 16S rRNA.	Firmicutes/Bacteroidetes ratio was higher in controls and lower in patients with acne after treatment Slightly higher baseline Firmicutes/Bacteroidetes ratio was observed in patients with less-severe acne compared to those with greater severity.
Huang 2021 [105].	A total of 86 study subjects: 26 men with acne + 26 healthy control men and 17 women with acne + 17 healthy control women. NGS 16S rRNA and fecal metabolomic study.	Alpha diversity was lower in men with acne compared to control men. No significant differences were found between women with acne and control women. ANOSIM test showed four statistically significant clusters among the four study groups: Firmicutes and Bacteroidetes were significantly increased and decreased, respectively, in men with acne versus control men. These differences were not found in women with acne versus control women. At the genus level, decreases were observed in men with acne compared to control men from 18 genera. Many genera were SCFA producers. In women with acne compared to control women, an increase in *Clostridium sensu stricto* and a decrease in *Oscillibacter* and *Odoribacter* were observed. Men with acne tended to have impaired fatty acid metabolism while women with acne tended to have impaired amino acid metabolism.

PCoA: principal coordinates analysis, ANOSIM: analysis of similarities, LefSe: linear discriminant analysis effect size, SCFA: short-chain fatty acid, LPS: lipopolysaccharide, PCA: principal component analysis.

5. Acne Vulgaris and Probiotics

Human clinical trials that used probiotics for the treatment of acne have been scarce. However, in vitro studies have shown several interesting properties of some probiotic strains regarding the pathogenesis of acne. Most in vitro studies have focused on evaluating the ability of probiotic strains to produce antimicrobial substances that inhibit the growth of *C. acnes* through various mechanisms.

Streptococcus salivarius [112], *Lactococcus* sp. HY 449 [113], and *Lactobacillus salivarius* LS03 [114] produce bacteriocins that inhibit the growth of *C. acnes*. *Bifidobacterium adolescentis* SPM0308 was effective in controlling growth of both *C. acnes* and *S. aureus* due to its antimicrobial activity [109].

Wang et al. showed the effects of *Staphylococcus epidermidis* in inhibiting the growth of *C. acnes* due to its effects on glycerol fermentation. It was shown that a product of glycerol fermentation, succinic acid, was responsible for the inhibitory effects on *C. acnes*, which was also verified in a murine model [115].

Cosseau et al. showed that *Streptoccocus salivarius* K12 stimulated an anti-inflammatory response and modulated genes associated with epithelial adhesion, which could help it to remain on the epithelial surface while protecting it from pathogen-induced inflammation and apoptosis [116].

Likewise, Gueniche et al. showed that *Lactobacillus paracasei* CNCM I-2116 had beneficial effects on key mechanisms associated with the skin barrier function, such as the release of TNF-α induced by substance P [117].

Another mechanism that in vitro studies have shown to be relevant in terms of the inhibition of the growth of *C. acnes* is that of the formation of ceramides. Ceramides can retain water in the skin, and some of them, such as phytosphingosine, have even shown antimicrobial properties against *C. acnes* [118]. Some probiotics, such as *Streptococcus thermophilus*, increase the production of ceramides [119].

In addition, the growth-inhibitory capacity of *C. acnes* of probiotic strains *Lactobacillus casei* NCFB 161, *Lactobacillus acidophilus* NCFB 1748, *Lactobacillus plantarum* DSM 12028, *Lactobacillus gasseri* NCFB 2233, and *Lactococcus lactis* NCIMB 66 together with glucomannan hydrolysates of *Amorphophallus konjac* has been shown [120].

Interestingly, in 2017, Lopes et al. observed that many strains of *Lactobacillus* and *Bifidobacterium* had a good ability to adhere to keratin and to inhibit biofilm formation of pathogenic bacteria, but a limited ability to adhere to *C. acnes* [121], and this fact could be relevant to their potential use as topical probiotics.

Recently, in 2021, two in vitro studies showed the possible benefits of strains of *Lactiplantibacillus plantarum* and *Weisella viridescens* in the pathogenesis of acne. Chae et al. evidenced antimicrobial effects produced by *Lactiplantibacillus plantarum* APsulloc 331261 and APsulloc 331266 at the skin-pathogen level [122]. Espinoza-Monje et al. conducted in vitro studies in which they observed that *Weissella viridescens* UCO-SMC3 inhibited the growth of clinical isolates of *C. acnes* and reduced the adhesion of this pathogen to keratinocytes. Furthermore, in a murine model, *Weissella viridescens* UCO-SMC3, both administered orally and topically, was shown to beneficially modulate the immune response against *C. acnes* and reduce *C. acnes* replication in lesions. Even orally, *Weissella viridescens* UCO-SMC3 produced a more potent anti-inflammatory response than topically [123].

The first clinical trial with probiotics in acne patients was conducted by R. Siver in 1961 [124]. A mixture of *Lactobacillus acidophilus* and *Lactobacillus bulgaricus* was administered orally to 300 acne patients for 8 days, followed by 2 weeks of washout and then 2 more weeks of treatment. Different degrees of clinical improvement were observed in 80% of acne patients, and this intervention was more effective in cases of inflammatory acne.

In 2010, Kim et al. evaluated the effects of a lactoferrin-enriched fermented milk compared to fermented milk only in 36 acne patients over 12 weeks [125]. A clinical improvement was observed in patients with acne who were administered lactoferrin-enriched fermented milk. The number of inflammatory lesions, number of total lesions, degree of acne severity, sebum content, and amount on skin surface of triacylglycerols and free fatty acids decreased significantly after treatment. The authors highlighted supplementation with lactoferrin, a protein that has been shown to have anti-inflammatory and bactericidal properties in vitro [126].

In 2013, Jung et al. conducted a clinical trial on 45 acne patients who were divided into three groups [127]. One group was treated orally with a probiotic mixture, another with the antibiotic minocycline orally, and the third one with the probiotic mixture plus minocycline orally. The duration of treatment in all cases was 12 weeks. The probiotic mixture contained different strains of *Lactobacillus acidophilus*, *Lactobacillus bulgaricus*, and *Bifidobacterium bifidum*. All three groups of patients showed improvement in the number of total lesions at 4 weeks, and continued to show improvement until the end of the study. Starting at week 8, patients taking a probiotic mixture plus minocycline had significantly better efficacy in terms of total number of lesions than the other two groups. The authors concluded that adjuvant treatment with a probiotic mixture elicited synergistic anti-inflammatory effects and reduced potential adverse effects of prolonged antibiotic therapy.

A double-blind, placebo-controlled, randomized clinical trial in 20 adult subjects to assess the efficacy of the oral probiotic *Lactobacillus rhamnosus* SP1 was conducted by Fabbrocini et al. in 2016 [128]. After 12 weeks of treatment, changes in expression of IGF-1 and FoxO1 genes were compared in skin areas with acne lesions. In the probiotic group, there was a statistically significant reduction in the expression of the IGF-1 gene of 32%, as well as a statistically significant increase in the FoxO1 gene of 65%. No significant changes were seen in the placebo group. In addition, there was a considerable clinical improvement in the patients who were treated with the probiotic. The authors speculated that exact mechanisms by which the probiotic produced beneficial effects by normalizing cutaneous expression of IGF-1 and FoxO1 genes were unknown, although it is possible that this probiotic strain improved insulin resistance through a metabolic effect directly and/or by restoring an established intestinal dysbiosis in patients with acne.

Recently, Rahmayani et al. investigated the effects of a probiotic mixture administered orally on IL-10 levels in 33 acne patients after 30 days of treatment [129]. The probiotic mixture contained the strains *Bifidobacterium lactis* W51, *Bifidobacterium lactis* W52, *Lactobacillus acidophilus* W55, *Lactobacillus casei* W56, *Lactobacillus salivarius* W57, and *Lactococcus*

lactis W58. An increase in levels of the anti-inflammatory IL-10 [130] was observed after treatment with the probiotic mixture.

Another double-blind clinical trial was conducted in men with mild to moderate acne who were treated with an oral supplement containing probiotics, biotin, vitamin E, zinc, nicotinamide, β-sitosterol, and *Boswellia serrata* extract [131]. After 12 weeks of treatment, these patients presented clinical improvement based on the reduction of the Global Acne Grading System (GAGS) score. The *Escherichia coli* Nissle 1917 strain has also been used in clinical trials in acne patients.

In 2016, Manzhalii et al. administered this strain in 82 patients with intestinal-borne dermatoses (some of them were diagnosed with acne, and the rest with papular-pustular rosacea and seborrheic dermatitis) [132]. One group of patients was treated with a conventional topical therapy, and other with the probiotic strain administered orally for one month. A total of 89% of the patients treated with *E. coli* Nissle 1917 improved significantly, while 56% improved in the group treated with the conventional therapy. By studying the composition of gut microbiota and other parameters, the authors concluded that the *E. coli* Nissle 1917 strain, by protecting intestinal permeability and restoring intestinal microbiota, produced these beneficial effects.

Finally, in 2002, Rinaldi et al. evaluated the efficacy of a mixture of the probiotic strains *Bifidobacterium breve* BR03 DSM 16604, *Lacticaseibacillus casei* LC03 DSM 27537, and *Ligilactobacillus salivarius* LS03 DSM 22776 plus a botanical extract of *Solanum melongena* and *Echinacea* administered orally in 114 patients with mild to moderate acne for 8 weeks through a randomized, placebo-controlled clinical trial [133]. A decrease in the number of acne lesions, rate of desquamation, rate of sebum secretion, and presence of *C. acnes* was observed in patients who were treated with the probiotic mixture and the botanical extract, as well as the mixture of both, with respect to placebo treatment. The stronger effects were seen with the probiotic mix plus the botanical extract.

Not only orally administered probiotics, but also topical probiotics for skin diseases, and especially for acne, have been considered. Topical probiotic treatment is considered to be safe and without adverse effects, especially when compared to standard therapy, which can sometimes be more aggressive [134]. Despite the increase in the commercial supply of products with supposed beneficial effects for acne based on probiotics in a topical pharmaceutical formula, the truth is that there have not been many clinical trials in this regard, and the current evidence on its effectiveness is scarce. Mechanisms of action of topically administered probiotics are partly unknown, but are intuited mainly due to preclinical in vitro studies [109,112–116,125]. The main mechanisms of action of topical probiotics described by the authors of these studies were improving the barrier function of the skin and secreting antimicrobial substances that inhibited the growth of *C. acnes*.

In 1912, J. Peyri conducted an experiment regarding the application of topical formulas based on probiotics such as *Lactobacillus bulgaricus* in different skin diseases, including acne, and highlighted their potential therapeutic effect in the inhibition of skin pathogens [135].

In 2009, Kang et al. conducted a double-blind, randomized, placebo-controlled clinical trial with an 8-week duration in 70 patients with acne using a concentrated powder lotion obtained from the supernatant of a culture of *Enterococcus faecalis* SL-5, a bacteria that produces the bacteriocin ESL5 [136]. Patients who were treated with this lotion significantly decreased inflammatory lesions compared to a placebo lotion.

In another clinical trial from 2017, the ammonia-oxidizing bacteria *Nitrosomonas eutropha*, was used in 358 adult patients with mild or moderate acne, and a significant reduction in overall severity was observed after 12 weeks of treatment, as well as a trend in the reduction in the number of inflammatory lesions compared to the control group [137]. Ammonia-oxidizing bacteria convert ammonia to nitrite, which has antibacterial properties on the skin, and to nitric oxide, which regulates inflammatory and vasodilation processes.

In 2022, Sathikulpakdee et al. conducted a randomized clinical trial to evaluate the efficacy of a probiotic-derived lotion versus a 2.5% benzoyl peroxide lotion in 104 patients with mild to moderate acne after 4 weeks of treatment [138]. The probiotic-derived lotion

was obtained from supernatant of a culture of *Lactobacillus paracasei* MSMC 39-1, a bacteria that has been shown to inhibit the growth of *C. acnes*. In both groups, acne lesions and erythema index decreased; therefore, the lotion derived from *L. paracasei* MSMC 39-1 would be a safe alternative comparable to the 2.5% benzoyl peroxide lotion.

Currently, there are two clinical trials of acne patients receiving oral probiotics in the recruitment process registered at https://clinicaltrials.gov (accessed on 3 May 2022): two randomized, double-blind, placebo-controlled clinical trials in 80 and 70 patients, respectively, with codes NCT04570319 and NCT04596748.

In vitro studies, animal models, and clinical trials with oral and topical probiotics are summarized in Table 2.

Table 2. Acne vulgaris and probiotics.

Reference	Study	Probiotic	Key Results
Bowe [112].	In vitro	*Streptococcus salivarius*	Bacteriocin inhibited *C. acnes* growth.
Oh [113].	In vitro	*Lactococcus* sp. HY 449	Bacteriocin inhibited *C. acnes* growth.
Deidda [114].	In vitro	*Lactobacillus salivarius* LS03	Bacteriocin inhibited *C. acnes* growth.
Lee [109].	In vitro	*Bifidobacterium adolescentis*	Antimicrobial activity against *C. acnes* and *Staphylococcus aureus.*
Wang [115].	In vitro	*Staphylococcus epidermidis*	Production of succinic acid through glycerol fermentation.
Cosseau [116].	In vitro	*Streptococcus salivarius* K12	Anti-inflammatory response; modulation of genes associated with epithelial adhesion.
Gueniche [117].	In vitro	*Lactobacillus paracasei* CNCM I-2126	Improvement of skin barrier function.
Al-Ghazzewi [120].	In vitro	*L. casei* NCFB 161, *L. acidophilus* NCFB 1748, *L. plantarum* DSM 12028, *L. gasseri* NCFB 2233, and *Lactococcus lactis* NCIMB 66 plus glucomannan hydrolysates of *Amorphophallus konjac*	Inhibition of *C. acnes* growth.
Lopes [121].	In vitro	Several *Bifidobacterium* and *Lactobacillus* strains	Adherence to keratin; inhibition of biofilm formation of pathogenic bacteria; limited ability to adhere to *C. acnes.*
Chae [122].	In vitro	*L. plantarum* APsulloc 331261 and APsulloc 331266	Inhibition of skin pathogen growth.
Espinoza-Monje [123].	In vitro and murine model	*Weissella viridescens* UCO_SMC3	Inhibition of *C. acnes* growth; anti-inflammatory effects.
Siver [124].	Clinical trial	*L. acidophilus and L. bulgaricus* (oral)	A total of 300 acne patients; 2 weeks of treatment. Clinical improvement in 80% of acne patients.
Jung [127].	RCT, open-label	*L. acidophilus* (5×10^9 CFU/capsule), *L. bulgaricus* (5×10^9 CFU/capsule) and *B. bifidum* (20×10^9 CFU/capsule) (oral); two capsules/day	A total of 45 acne patients; three study groups (probiotic, minocycline, probiotic plus minocycline); 12 weeks of treatment. Patients treated with probiotic mixture plus minocycline had significantly better efficacy in terms of total number of lesions.
Fabbrocini [128].	RCT, double-blinded, placebo-controlled	Liquid supplement containing *Lactobacillus rhamnosus* SP1 at a dose of 3×10^9 CFU/day (oral)	A total of 20 acne patients; 12 weeks of treatment. IGF-1 and FoxO1 gene expression in skin acne areas. Statistically significant reduction in the expression of the IGF-1 gene of 32% and a statistically significant increase in the FoxO1 gene of 65% in probiotic group. Clinical improvement in patients treated with probiotic.

Table 2. *Cont.*

Reference	Study	Probiotic	Key Results
Rahmayani [129]	Pre-experimental clinical study with a pretest/posttest	*B. lactis* W51, *B. lactis* W52, *L. acidophilus* W55, *L. casei* W56, *L. salivarius* W57, and *Lactococcus lactis* W58, with total bacterial cells > 10^8 CFU per sachet (oral); two sachets/day	A total of 30 acne patients; 30 days of treatment. An increase in IL-10 was seen after probiotic mixture treatment.
Manzhalii [132].	RCT, controlled, nonblinded	*Escherichia coli* Nissle 1917 (oral); one capsule contained 2.5–25 × 10^9 CFU; two capsules/day	A total of 82 patients with intestinal-borne dermatoses (some of them were diagnosed with acne); 1 month of treatment. Two study groups (patients treated with a conventional topical therapy consisting of ointments containing tetracycline, steroids, and retinoids; and patients treated with conventional topical therapy plus probiotic). A total of 89% of patients treated with *E. coli* Nissle 1917 improved significantly, while 56% improved in the group treated with only the conventional topical therapy.
Rinaldi [133].	RCT, double-blinded, placebo-controlled	*B. breve* BR03 (0.5 × 10^9 CFU), *L. casei* LC03 (≥0.5 × 10^9 CFU), and *L. salivarius* LS03 (≥1.0 × 10^9 CFU) plus a botanical extract of *Solanum melongena* and *Echinacea* (oral); one sachet/day	A total of 114 acne patients. Four study groups (placebo, probiotics, botanical extracts, and probiotics plus botanical extracts); 8 weeks of treatment. A decreased number of acne lesions, rate of desquamation, rate of sebum secretion, and presence of *C. acnes* was found in patients treated with the probiotic mixture and botanical extract, and a mixture of both. Stronger effects were seen with the probiotic mix plus the botanical extract.
Kang [136].	RCT, double-blinded, placebo-controlled	Concentrated powder lotion obtained from supernatant culture of *Enterococcus faecalis* SL-5 (topical)	A total of 70 acne patients; 8 weeks of treatment. A decrease in inflammatory lesions was seen.
AOBiome [137].	RCT, double-blinded, placebo-controlled	*Nitrosomonas eutropha* (topical)	A total of 358 acne subjects; 12 weeks of treatment. A reduction in severity and a trend toward a reduction in inflammatory lesions was seen.
Sathikulpakdee [138].	RCT	*Lactobacillus paraceasei* MSMC 39-1 (topical)	A total of 104 acne patients; 4 weeks treatment. Topical probiotics vs. 2.5% benzoyl peroxide lotion were compared. Acne lesions and the erythema index were decreased.

CFU: colony-forming units; RCT: randomized clinical trial.

6. Acne Vulgaris and Diet

Intimately related to the composition and diversity of intestinal microbiota, diet is a decisive factor in the development of acne. A Western diet characterized by a high consumption of ultraprocessed foods, saturated fats, and refined sugars is a risk factor for acne aggravation. A recent systematic review has shown that foods with a high glycemic index/load, dairy products, fatty foods, and chocolate promote the formation of acne lesions, while the intake of fruits and vegetables was protective [139].

A high-fat diet (HFD) implies a loss of diversity of gut microbiota and an increase in endotoxemia, which contributes to the development of a deterioration in the integrity of the intestinal epithelium and its barrier function, a decrease in the thickness of the intestinal mucosa layer, and an increased secretion of proinflammatory cytokines. Inflammation and the innate immune system are key factors in the pathogenesis of acne [79].

Observational studies have positively correlated a high glycemic index with acne [140]. Many foods in the Western diet with a high glycemic load increase IGF-1 and insulin levels, which affects the expression of FoxO1, along with the consequences that this entails, as we reviewed in previous sections. Basically, a FoxO1 deficiency is a key factor in the pathogenesis of acne and promotes lipogenesis, secretion of proinflammatory cytokines, and proliferation of keratinocytes [23]. Thus, it is important to highlight the importance of the sterol regulatory element-binding protein (SREBP)-1, which is critically regulated

by FoxO1 [141]. SREBP-1 regulates the expression of stearoyl-CoA desaturase and Δ6-desaturase. Stearoyl-CoA desaturase catalyzes the conversion of stearic acid to oleic acid, the main fatty acid of sebum triglycerides, and Δ6-desaturase is key to the synthesis of unsaturated fatty acids, precursors of proinflammatory eicosanoids [23].

A Western diet is also extraordinarily rich in red meat, meanwhile vegetarian and vegan diets include reduced or no intake of meat and dairy. Meat/dairy-protein-based diets provide more leucine than vegetarian or vegan diets. Leucine stimulates the mTOR pathway, which supposes an increase in lipogenesis of the sebaceous gland [142]. Because leucine activates mTORC1, those who consume meat/dairy-protein-based diets increase that activation, possibly aggravating the inflammation implicated in acne [143]. Likewise, diets rich in animal protein decrease the diversity of the intestinal microbiota, while plant-based diets increase it [144]. This could also influence the onset and development of acne because the gut microbiota influences the shaping of the inflammatory response [145].

7. Conclusions

Acne vulgaris is a mechanistically complex multifactorial disease involving genetic, metabolic, and hormonal factors in which both the skin and gut microbiota are implicated. Increased data on the mechanisms of action regarding the relevance of *C. acnes* in the onset and development of acne, as well as the importance of the gut–skin axis, are becoming known. Classically, acne has been associated with an increase in androgens at the systemic and local levels, but the influence of IGF-1 and insulin, which in turn are dependent on diet, is transcendental. There is increasing evidence that the virulence and biofilm-forming characteristics of *C. acnes* strains present in acne lesions are more important than the mere presence of this bacteria. Likewise, the ability of *C. acnes* to generate proinflammatory lipids that aggravate the development of acne is also important. In addition, certain genetic polymorphisms have been found that are associated with the presence of acne, which could be related to greater severity or its development in adults.

Although the exact mechanisms by which the intestinal microbiota can influence the development and evolution of acne is unknown, studies in this regard have shown intestinal dysbiosis in these patients. The loss in SCCA-producing bacteria is remarkable, since these molecules have anti-inflammatory effects, and in acne, the inflammatory reaction that is established in the pilosebaceous unit is essential. A diet high in fat or rich in foods with a high glycemic index, which also affects the intestinal microbiota by increasing intestinal permeability, is also a factor that aggravates the development of acne. These data would indicate that a modulation of the intestinal microbiota could potentially influence the appearance and evolution of acne.

Diverse and varied in vitro studies have shown the potential beneficial effects of probiotics in this context; however, clinical trials with both topical and oral probiotics are scarce, although they have shown positive results. However, the evidence for potentially beneficial effects of oral probiotics is greater. Orally administered probiotics would exert their beneficial functions through the modulation of the intestinal microbiota, generating an anti-inflammatory response, restoring intestinal integrity, or through metabolic pathways involving IGF-1. Topical probiotics seem to produce their effects through the inhibition of growth of *C. acnes* in the pilosebaceous unit. Given the aggressiveness of some standard acne treatment, probiotics should continue to be investigated as an alternative or adjuvant therapy.

Author Contributions: V.N.-L. and P.S.-P. conceived the idea for this review article. Writing—original draft: P.S.-P.; Writing—review and editing: V.N.-L.; E.N.-D. designed all Figures. L.N.-M., B.R.-C., E.N.-D., J.A.-S., P.S.-P. and V.N.-L. reviewed all manuscript versions. All authors have read and agreed to the published version of the manuscript.

Funding: This research received no external funding.

Institutional Review Board Statement: Not applicable.

Informed Consent Statement: Not applicable.

Data Availability Statement: Not applicable.

Conflicts of Interest: The authors declare no conflict of interest.

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Journal of
Clinical Medicine

MDPI

Review

Potential Role of the Microbiome in Acne: A Comprehensive Review

Young Bok Lee [1], **Eun Jung Byun** [2] **and Hei Sung Kim** [2,3,*]

[1] Department of Dermatology, Uijeongbu St. Mary's Hospital, The Catholic University of Korea, Seoul 06591, Korea
[2] Department of Dermatology, Incheon St. Mary's Hospital, The Catholic University of Korea, Seoul 06591, Korea
[3] Department of Biomedicine & Health Sciences, The Catholic University of Korea, 222 Banpo-daero, Seocho-gu, Seoul 06591, Korea
* Correspondence: hazelkimhoho@gmail.com; Tel.: +82-32-280-5105

Received: 2 June 2019; Accepted: 4 July 2019; Published: 7 July 2019

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Abstract: Acne is a highly prevalent inflammatory skin condition involving sebaceous sties. Although it clearly develops from an interplay of multiple factors, the exact cause of acne remains elusive. It is increasingly believed that the interaction between skin microbes and host immunity plays an important role in this disease, with perturbed microbial composition and activity found in acne patients. *Cutibacterium acnes* (*C. acnes*; formerly called *Propionibacterium acnes*) is commonly found in sebum-rich areas and its over-proliferation has long been thought to contribute to the disease. However, information provided by advanced metagenomic sequencing has indicated that the cutaneous microbiota in acne patients and acne-free individuals differ at the virulent-specific lineage level. Acne also has close connections with the gastrointestinal tract, and many argue that the gut microbiota could be involved in the pathogenic process of acne. The emotions of stress (e.g., depression and anxiety), for instance, have been hypothesized to aggravate acne by altering the gut microbiota and increasing intestinal permeability, potentially contributing to skin inflammation. Over the years, an expanding body of research has highlighted the presence of a gut–brain–skin axis that connects gut microbes, oral probiotics, and diet, currently an area of intense scrutiny, to acne severity. This review concentrates on the skin and gut microbes in acne, the role that the gut–brain–skin axis plays in the immunobiology of acne, and newly emerging microbiome-based therapies that can be applied to treat acne.

Keywords: acne; microbiota; microbiome; skin; gut; brain; therapeutic implications

1. Introduction

The term 'microbiome' covers a whole range of micro-organisms, including bacteria, viruses, and fungi, their genes and metabolites, and the environment surrounding them. The word 'microbiota' is more confined, describing the group of commensals, symbiotic, and pathogenic micro-organisms found in a fixed environment. The number of microbial cells colonizing the human body is striking, being 10 times the number of human cells. Aside from the number, researchers are starting to appreciate that the indigenous microbes of the skin and gut are vital to the immunologic, hormonal, and metabolic equilibrium of the host [1,2].

Acne is an inflammatory condition involving the pilosebaceous unit that affects up to 90% of teenagers. Severe forms of acne can cause disfiguration and scarring, resulting in low self-esteem, difficulties in social interaction, and psychological distress. Increased sebum production, inflammatory mediators of the skin, and follicular keratinization of the pilosebaceous ducts are believed to contribute

to acne development. Colonization by *Cutibacterium acnes* (*C. acnes*; formerly called *Propionibacterium acnes*) is also recognized in acne patients, but its role is unclear because it is ubiquitous in the sebaceous areas of healthy skin from puberty onward. As part of the rising interest in the human microbiome, study findings have begun to clarify how skin microorganisms participate in health and disease (i.e., acne).

Emerging data suggest that dietary factors (i.e., the Western diet) may influence acne development. A typical Western pattern diet which includes foods with complex mixture of fat (i.e., red meat), high glycemic index, and dairy may aggravate acne by raising the levels of insulin-like growth factor-1 (IGF-1) and insulin [3–6]. Diet also shapes the gut microbiota. A large body of evidence indicates that a low fiber-high fat Western diet causes fundamental changes in the intestinal microbiota, producing metabolic and inflammatory skin diseases [7].

In this review, we discuss host–microbe interactions in acne to clarify understanding of the disease and enable better treatments.

2. Methods

In September 2018, we searched the MEDLINE (1946 to present) database for publications covering the microbiome in acne. To search for relevant papers, the following keywords were used: "microbiome", "microbiota", "skin", "gut", "pathogenesis", "*Cutibacterium* (*Propionibacterium*) *acnes*", "oral antibiotics", "isotretinoin", "treatment", "probiotics", and "acne". Inclusion criteria were original reports (human, animal, and cell studies) and review papers on microbiome in acne. Bibliographies were searched for additional studies that met the inclusion criteria. Studies in languages other than English, meeting abstracts, and posters were excluded.

3. Skin Microbiota (Overview)

Human skin, which covers an area of 2 m^2 in adults, is the body's largest organ and provides the first line of defense against external agents. The skin functions as both a physical and immunological barrier, performing a wide range of innate and adaptive immune functions [8]. Resident skin microbes stabilize the host's barrier by fighting off pathogens, interacting with immune cells in the skin [9], and modifying host immunity [10]. Therefore, the skin microbiota is as an essential part of human health, and dysbiosis is thought to cause or aggravate skin diseases [11]. Advances in sequencing technology, such as 16S ribosomal RNA (16S rRNA) gene sequencing, have provided tremendous insights into the human microbiome.

3.1. Skin Microbiome Sampling

Acquiring an accurate and representative sample is a major challenge in studying the skin microbiome. Four sampling methods have been popularly documented in prior studies: skin swabbing, scraping, pore stripping, and punch biopsies (Table 1). Among the different methodologies, swabbing is the most practical, being simple, quick, and noninvasive. However, swabbing might not correctly reflect the microbiota across all skin layers. Skin scraping offers the benefits of collecting skin cells and their associated microbes. Pore stripping with a pliable, adhesive tape, or cyanoacrylate glue collects follicular contents, and can be useful in acne studies. A punch biopsy samples all three layers of the skin and might best represent the skin microbiota (Figure 1). Unfortunately, it is also intrusive and covers a smaller area than the other sampling methods. The diversity profile of human skin microbes has been compared among the different sampling methods. Grice et al. reported a 97% match in operational taxonomic units (phylotypes), regardless of the sampling method (swab, scrape, punch biopsy) [12]. Hall et al. [13] found that *C. acnes* was identified equally by swabbing, commercial pore strips, and a cyanoacrylate glue follicular biopsy, suggesting that the sampling method does not alter *C. acnes*-related characteristics and that all methods are appropriate for acne research. However, Prast-Nielsen et al. [14] recently demonstrated that skin swabs and skin biopsies produce different microbial profiles.

Table 1. Comparison of the different skin sampling methods.

	Sampling Method			
	Swab	**Scrape**	**Pore Strip**	**Biopsy**
C. acnes populations				
Superficial stratum corneum	+	+	+	± [a]
Within stratum corneum	−	+	+	+
Infundibulum	−	−	+	+
Lower hair follicle	−	−	−	+
Follicular biofilms	−	−	−	± [b]
Advantages and disadvantages				
Pros	Simple, quick, and noninvasive.	Enables collection of skin cells and their associated microbes.	Collects follicular contents.	Samples all layers of the skin.
Cons	Might not correctly reflect the microbiota across all skin layers.	Might not correctly reflect the microbiota across all skin layers.	Might not reflect the microbiota in the lower hair follicles.	Is invasive and covers a smaller surface area than the other sampling methods.

[a] Likely removed during preparation of the field with antiseptics; [b] Likely requires special pre-treatment, e.g., sonication prior to DNA extraction and sequencing.


S. epidermidis
C. acnes
Superficial SC population
Population within the SC
Epidermis
Dermis
Fat
Neutrophil
Macrophage
Resident T cell
Sebaceous gland
Bacterial biofilms
Infundibular population
Lower hair follicle population

Figure 1. Overview of the skin (pilosebaceous unit) and the *C. acnes* population within it.

3.2. Skin Microbiome Analysis

Early studies of the skin microbiota used culture-based methods for bacterial identification and characterization. Microbial communities described by culture-based approaches are insufficient, with less than 1% of bacterial species being cultured. Furthermore, those studies have selectively focused on coagulase-negative staphylococci and *Propionibacterium* to reduce labor time, making their outcomes even more incomplete. To overcome those limitations, culture-independent microbial DNA-based approaches have been introduced (Figure 2). Among them, 16S rDNA amplicon sequencing

has been a major breakthrough in bacterial identification, enabling bacterial differentiation at the species level. Although useful for taxonomic assignment, it is time-consuming. Another well-known culture-independent approach is shotgun metagenomics, which uses all the DNA present in the sample for sequencing [15]. Because shotgun sequencing analyzes the diverse gene content within a sample, multi-kingdom strain-level resolution is possible, and even the functional properties of communities are captured [16]. Despite those benefits, shotgun sequencing faces several challenges. First, it requires large amounts of DNA for analysis which is difficult to obtain using the typical noninvasive sampling techniques. Second, the metagenomic data are complex and large, which complicates the informatic analysis. Additional challenges are the need to implement a database with reference genomes and high cost [17]. Nonetheless, shotgun metagenomics (untargeted) sequencing provides more in-depth information than amplicon-based profiling approaches.


Microbiota
Epidermis
Amplicon
Universal primers are used to amplify marker region.
Bacteria
Fungi
Sequence amplicons
Bacteria
Fungi
Shotgun metagenomics
Genomic DNA fragments from microbiota and host are utilized.
Sequence genomic DNA
Profiling
Bacteria
Fungi
Viruses

Figure 2. Amplicon and whole genome (shotgun) metagenomic sequencing. In amplicon sequencing, primers are used to amplify marker regions. Whole genome sequencing captures all the genetic information within a sample. Only shotgun metagenomics can identify viruses and offer resolution at the strain level.

3.3. Human Skin Microbiota (Healthy Skin)

As the major inhabitant of the skin, bacteria are the best studied parts of the skin microbiota. Most commensal skin bacteria are categorized into the following four phyla: Actinobacteria (i.e., Corynebacterineae, Propionibacterineae), Proteobacteria, Firmicutes (i.e., Staphylococcaceae), and Bacteroidetes [18]. The bacterial composition differs from person to person and varies according to the body site [19–21]. Environmental factors such as the use of soaps, cosmetics, antibiotics, occupation, temperature, humidity, and UV exposure [22] also influence microbial colonization [23,24].

Body sites are divided into three categories: moist, sebaceous, and dry (Figure 3). The microbes preferentially found in moist areas (i.e., axillae, inguinal area, sole, popliteal fossa) are *Staphylococcus* and *Corynebacterium* species. Sebaceous sites such as the forehead, retro-auricular area, back, and alar crease, show the lowest bacterial diversity, indicating that only a small subset of organisms can tolerate this condition. *Propionibacterium* (including *Cutibacterium*) species are the main isolates from sebaceous areas, because they can survive in an anaerobic, lipid-rich condition. Dry areas of the skin (i.e., forearm) have the most diverse microbial community, carrying a mixture of the four major phyla [25].


Scalp & face
Sebaceous site
Body crease
Moist site
Volar forearm
Dry site
Propionibacterium spp.
(Including cutibacterium spp.)
Staphylococcus spp.
Corynebacterium spp.
Others

Figure 3. Human skin microbiota in different body sites (moist, sebaceous, and dry). *Propionibacterium* spp. (including *Cutibacterium* spp.) are most prevalent in sebum rich areas.

Skin microbial composition changes with age. In neonates, the microbiota on the skin largely depends on the route of delivery (vaginal vs. cesarean section), and in infancy, Firmicutes becomes dominant [26]. The microbiota of the sebaceous areas (i.e., face) takes shape during puberty as hormonal changes activate the sebaceous glands [19]. Notably, interpersonal variation is greater than the changes within the same person over time [27]. Gender is also an important host factor that influences bacterial composition and diversity. Women's hand surfaces and forearms are colonized by a more diverse set of microbes than men's, whereas men carry more *Malassezia* than women [23]. Such a gender difference could be partially explained by behavioral habits, such as the use of make-up [28].

4. Skin Microbiota and Acne

Since its first observation in acne lesions by Unna (1896) and its isolation by Sabouraud (1897), *C. acnes* has been considered the likeliest pathogen of acne. *C. acnes* was originally named *Bacillus acnes*, and subsequently renamed *Corynebacterium acnes* because it is morphologically akin to *Corynebacterium*. It was labeled *P. acnes* in the 1940s because of its ability to produce propionic acid. In 2016, a novel genus, *Cutibacterium* was proposed for a *Propionibacterium* subset (cutaneous *Propionibacterium*), and thus *P. acnes* is now called *Cutibacterium acnes (C. acnes)* [29].

C. acnes is the major occupant of the pilosebaceous unit, accounting for up to 90% of the microbiota in sebum rich sites such as the scalp, face, chest, and back [30]. The scalp and face carry the highest density of *C. acnes*, followed by the upper limbs and trunk, with lower limbs showing the least *C. acnes* [30,31]. The abundance of *C. acnes* also changes with age. *C. acnes* is scarce on the skin in childhood, gradually increases from puberty to adulthood and then decreases after the age of 50 years.

Although the role of *C. acnes* in the pathophysiology of acne remains uncertain, *C. acnes* is primarily known as a beneficial commensal. It helps maintain a low skin pH by releasing free fatty acids, and it blocks pathogens (i.e., *Staphylococcus aureus* and *Streptococcus*) from colonizing the skin [32].

4.1. Classification of C. acnes

C. acnes is a major skin commensal in both acne patients and acne-free individuals. It is worth mentioning that excess *C. acnes* colonization might not be an important factor in acne pathogenesis with some studies reporting little difference in the comparative amount of *C. acnes* in individuals with and without acne [33]. Recent studies suggest that *C. acnes* acts as a pathogen or a commensal according to the strain and balance among the metagenomic elements [33,34].

Initially, *C. acnes* was grouped into two types, I and II, based on their cell wall sugar content, serum lectin response, and vulnerability to phages [35]. Later, a new phylotype, type III, with long slender filaments was found [36]. Now some researchers have proposed reclassifying phylotype I as *C. acnes* subsp. *acnes* [37], phylotype II as *C. acnes* subsp. *defendens* [38,39], and phylotype III as *C. acnes* subsp. *elongatum* [40].

Because *C. acnes* has a striking clonal population structure with relative sequence preservation, multi-locus sequence typing (MLST) is needed for higher strain typing resolution. Within type I, *C. acnes* is further divided into clades IA1, IA2, IB, and IC according to the Belfast MLST program [41] and I-1a, I-1b, and I-2 in the Aarhus MLST measure [42]. Whole genome sequencing has been able to provide a higher-resolution phylogeny of *C. acnes* [43]. Using its gene-based single nucleotide polymorphisms, *C. acnes* is stratified into phylogenetic clades IA-1, IA-2, IB-1, IB-2, IB-3, IC, II, and III [33,43]. Table 2 presents the names of the phylogenetic clades (*C. acnes* strains) from whole-genome sequencing and different MLST programs. An alternative process was described by Fitz-Gibbon et al. [33] who performed 16S rRNA gene sequencing as well as complete genome sequencing to classify *C. acnes* into ribotypes (RTs). These classifications can distinguish the presence of healthy and acne-related *C. acnes* strains. Strains from clades IA-2 (mostly RT4 and RT5), IB-1 (RT8) and IC (RT5) are closely linked with acne. Type II strains that include RT2 and RT6 are often found in healthy (acne-free) skin. Strains from clades IA-1, IB-2, and IB-3 are associated with both acne-free individuals and acne patients [33,43,44] (Table 2). Type III strains are rare on the face but profuse on the trunk and connected to progressive macular hypomelanosis [29,45,46].

Table 2. Summary of the nomenclatures of *C. acnes* phylotypes and their association with acne and healthy skin.

Clade (Based on Whole-Genome Sequencing)	Clade (Based on Belfast eMLST [38])	Clade (Based on Aarhus MLST [39])	RT [30]	Acne	Healthy Skin
IA-1	IA1	I-1a	RT1	√	√
IA-2	IA1	I-1a	RT4, RT5	√	
IB-1	IA1	I-1b	RT8	√	
IB-2	IA2	I-1a	RT3	√	√
IB-3	IB	I-2	RT1	√	√
IC	IC	NA	RT5	√	
II	II	II	RT2, RT6		√
III	III	III	NA		

eMLST: expanded multi-locus sequence typing; MLST: multi-locus sequence typing; NA: not assigned; RT ribotype.

Recent metagenomic studies have cast new light on the strain-level differences of *C. acnes* in health and disease (acne). Tomida et al. [43] compared the full DNA sequences of *C. acnes* strains to find that the non-core genomic sector of acne-related *C. acnes* strains carry extra virulence genes compared with healthy strains. Johnson et al. [47] identified that acne-related strains generate more porphyrin, a substance that generates reactive oxygen species (ROS) and can stir up inflammation in keratinocytes [48]. It was further demonstrated that *C. acnes* strains respond differently to vitamin B12 supplements—porphyrin spikes in acne-related strains, whereas the level remains largely the same in healthy strains [47,49]. Acne-associated *C. acnes* strains are also known to induce an inflammatory response in sebocytes, keratinocytes, and peripheral blood mononuclear cells, whereas healthy strains do not [50–53].

4.2. *Cutibacterium acnes* in Acne

C. acnes is an aerotolerant, anaerobic, Gram-positive, pleomorphic rod that belongs to the Actinobacteria phylum. Several mechanisms have been proposed by which *C. acnes* aggravates acne, including augmentation of lipogenesis, comedone formation, and host inflammation [29] (Figure 4). As for lipogenesis, *C. acnes* encouraged hamster sebocytes to synthesize lipid droplets and triacylglycerol. In addition, its application to hamster auricles induced sebum to accumulate [54]. *C. acnes* promotes comedogenesis by generating oxidized squalene and free fatty acids, causing a qualitative change in sebum [55,56]. In addition, *C. acnes* activates the IGF-1/IGF-1 receptor signaling pathway to upregulate filaggrin expression, which increases integrin-α3, -α6, and vβ6 levels, thereby affecting keratinocyte proliferation and differentiation and resulting in comedone formation [57,58]. Last but not least, *C. acnes* induces and aggravates inflammation. *C. acnes* activates Toll-like receptors (TLR-2 and TLR-4) on keratinocytes, which leads to the activation of the MAPK and NF-kB pathways. Subsequently, keratinocytes produce interleukin (IL)-1, IL-6, IL-8, tumor necrosis factor-α, granulocyte-macrophage colony stimulating factor, human β-defensin-2, and matrix metalloproteinases [50,59,60]. Next to TLR-2 and TLR-4, CD-36 recognizes *C. acnes* [61] and stimulates ROS production from keratinocytes to wipe out bacteria and induce inflammation [62]. Sebocytes are also involved in the inflammatory response. As in keratinocytes, sebocyte TLR-2 recognizes *C. acnes* and activates the NF-kB pathway, resulting in inflammation [63]. *C. acnes* is also spotted by the TLR-2 expressed on monocyte/macrophage lineage cells, which results in the production of the inflammatory cytokines IL-8 and IL-12 [6]. In addition, *C. acnes* stimulates the gene expression of caspase-1 and NLRP3 inflammasome in monocytes, causing an excess of IL-1β [64]. *C. acnes* also has T cell mitogenic activity [65]. The *C. acnes*-induced adaptive immune response involves CD4+ T lymphocytes, specifically T helper (Th)1 and Th17 cells [66]. *C. acnes* provokes peripheral blood mononuclear cells to secrete IL-6, IL-1β, and transforming growth factor-β and encourages naive CD4+CD45RA T lymphocytes to differentiate into Th1 and Th17 cells [66,67]. As a result, Th effector cytokines such as IL-17 and interferon-γ are upregulated [68].


Puberty
Increased sebum production
Dominance of virulent C. acnes phylotypes
C. acnes
Virulent
C. acnes
Sebocyte
TLR-2
NF-Kβ
pathway
IL-12, LTB-4, IL-1, IL-6, IL-8, MMPs, TNF-α
Inflammation
EPS
Biofilm formation
Resistance to antibiotics
Lipase
Protease
Hyaluronate lyase
CAMP
Host-tissue degradation
and inflammation
Virulent
C. acnes
TLR-2
TLR-4
CD36
NF-Kβ
pathway
Keratinocyte
hBD-2, GM-CSF, IL-1,
IL-6, IL-8, MMPs, TNF-α
ROS
Inflammation
Virulent
C. acnes
C. acnes
MHC II
MHC II
complex
Virulent
C. acnes
TLR-2
NLRP3
inflammasome
NF-Kβ
IL-12 p40
promoter
Calpase-1
Monocyte
IL-6
IL-1β
TGFβ
IL-1β
IL-8
IL-12
Inflammation
CD4⁺ T cell
Th1 cell
IFN-γ
Th17 cell
IFN-γ
IL-17

Figure 4. A proposed model of main pathologic processes induced by *C. acnes* involve sebocytes, keratinocytes, and monocytes in acne vulgaris. EPS: extracellular polymeric substances; CAMP: cyclic adenosine monophosphate; TLR: toll like receptor; IL: interleukin; TNF: tumor necrosis factor; LTB: leukotriene B; CD36: cluster of differentiation 36; GM-CSF: granulocyte-macrophage colony stimulating factor; hBD: human β-defensin; MMPs: matrix metalloproteinases.

C. acnes strains that are highly virulent and resistant to antibiotics (i.e., RT4, 5, 10), are dominant on acne patients' skin [33,69]. Virulence factors such as lipase, protease, hyaluronate lyase, endoglycoceramidase, neuraminidase, and Christie–Atkins–Munch-Petersen (CAMP) factor cause host-tissue degradation and inflammation. Lipase chemoattracts neutrophils and hydrolyzes sebum triglycerides to free fatty acids, inducing inflammation and hyperkeratosis [70–72]. Protease,

hyaluronate lyase, endoglycoceramidase, and neuraminidase have degrading properties and aid the invasion of *C. acnes* by breaking down extracellular matrix constituents [73–75]. As the extracellular matrix resolves, inflammatory cells (i.e., neutrophils, monocytes, dendritic cells,) invade the hair follicle, bringing about the effusion of bacteria, keratin, and sebum to the dermis, which provokes foreign body granuloma and scarring [76].

Another pathological feature of *C. acnes* is biofilm [60], an aggregate of microbiota embedded within a self-made matrix of extracellular polymeric substance (EPS), adhered to a surface. The structural properties and physiology of biofilm bacteria confer resistance to antibacterial agents and host inflammatory cells. Whole genome sequencing of *C. acnes* has provided evidence of the formation of biofilms. Type I strains associated with acne carry a novel linear plasmid with a tight adhesion locus that is essential for biofilm formation, colonization, and virulence [33,77]. Skin biopsies have provided further evidence, with a greater degree of follicular *C. acnes* colonization and biofilm found in acne samples compared with controls [78]. As for intrinsic antimicrobial resistance, EPS acts as a diffusion barrier and delays the inflow of antimicrobial agents, by chemically antagonizing the antimicrobial molecules or limiting antimicrobial transport. Another mechanism in biofilm resistance is the reduced growth rate and metabolism of biofilm-associated organisms, which slows their take-up of antimicrobial agents [79]. In terms of acquired resistance, transfer of resistance-conferring plasmids takes place by conjugation among the different organisms within a biofilm [80].

4.3. Other Acne-Associated Microbiota

Human skin is colonized by a wide variety of microbes, which function in maintaining skin health or exacerbating disease. Although *C. acnes* is best-known for its connection with acne, it is speculated that other bacteria might also (indirectly) contribute to the inflammatory process (Table 3). Rajiv et al. [81] observed that *C. acnes* and *S. epidermidis* were more prevalent in acne patients, than in the control population. The applicability of the finding was tested using explant models and *S. epidermidis* was found to prevent acne and exert antimicrobial activity. Recently, it has been noted that *S. epidermidis* not only infects humans but also protects us from several pathogenic bacteria [82,83]. *S. epidermidis* has been reported to produce antimicrobial peptides such as epidermin, phenol-soluble modulins, Pep5, and epilancin (K7, 15X) [84–86]. Some studies hint that *S. epidermidis* can inhibit the growth of *C. acnes*. Wang et al. [87] claimed that *S. epidermidis* strains release succinic acid, which has an anti-*C. acnes* effect. Christensen et al. [88] reported that *S. epidermidis* secretes polymorphic toxins that inhibit *C. acnes* growth. In addition, *S. epidermidis* was shown to generate *staphylococcal* lipoteichoic acid, which dampens *C. acnes*-related inflammation by increasing the expression of miR-143 and blocking TLR-2 expression in keratinocytes [89]. Thus, *S. epidermidis* might play a role in acne prevention, but that hypothesis needs further testing.

Culture-based studies have reported that *C. granulosum* is highly abundant in the comedones and pustules of acne patients [90]. Furthermore, *C. granulosum* displays stronger virulence (i.e., lipase activity) than *C. acnes* [91]. On the other hand, the currently available genome data for this bacterium suggests a limited range of virulence-associated genes, with a striking absence of the CAMP factor, sialidase, and hyaluronate lyase that contribute to *C. acnes*–host interaction in acne. Further studies are needed to find the exact role of this minor *Cutibacterium* species in acne and health [92,93].

Malassezia is the most copious cutaneous fungal organism and has long been thought to cause acne [94]. According to a study by Hu et al. [95] treatment-resistant acne papules disappeared after the use of anti-fungal agents. Therefore, those authors argued that *Malassezia,* rather than *C. acnes* is associated with refractory acne. Several other study findings are in line with that theory. Song et al. [96] and Numata et al. [97] found that *Malassezia restricata* and *Malassezia globosa* are easily collected from young acne patients. Akaza et al. [98] revealed that the activity of *Malassezia* lipase is 100 times greater than that of *C. acnes*. *Malassezia* hydrolyzes sebum triglycerides into free fatty acids, which causes hyper-keratinization of hair follicular ducts and comedone formation [99]. It also chemo-attracts neutrophils and promotes the release of pro-inflammatory cytokines from monocytes

and keratinocytes [100,101]. The involvement of *Malassezia* in the pathophysiology of acne remains to be clarified [29].

Table 3. Skin and gut microbiota of acne patients compared with healthy controls.

Significant Changes in Skin Microbiota	Significant Changes in Gut Microbiota
↑*Cutibacterium acnes* ↑*Cutibacterium granulosum* ↑*Staphylococcus epidermidis* ↑*Proteobacteria and Firmicutes* ↓*Actinobacteria* ↑*Sterptococcus* (pre-adolescent) ↑*Malassezia species*	↑*Bacteroides*

5. Acne Treatment and Skin Microbes

Because acne is a multifactorial inflammatory skin condition, a handful of treatment options are available, including topical and oral antibiotics, retinoids, and photodynamic therapy [102]. Acne is not a typical skin infection, but antibiotics have played a central part in acne treatment for more than 40 years. Topical antibiotics suppress *C. acnes* and act as an anti-inflammatory agent [103]. Oral antibiotics are best for moderate-to-severe acne, especially for those who fail to respond to or tolerate topical agents. According to the therapeutic guidelines and expert opinion, macrolides, clindamycin, and tetracyclines are the antibiotics of choice for acne [104–107]. Erythromycin, roxithromycin, clarithromycin, and azithromycin are macrolides. Clindamycin is a lincosamide antibiotic. Tetracyclines frequently used on acne are doxycycline, tetracycline, and minocycline.

Other popular agents that directly inhibit *C. acnes* colonization include benzoyl peroxide and azelaic acid [63]. The therapeutic effect of benzoyl peroxide comes from its mild comedolytic action and ability to kill *C. acnes* via the release of free oxygen radicals [108]. Topical azelaic acid has anti-inflammatory and antibacterial properties, in addition to its comedolytic effects [109].

Isotretinoin is an all-trans retinoic acid pro-drug and has been the final option for patients with severe recalcitrant acne [110]. Its repression of sebum production is well known, and it was recently found to normalize the *C. acnes*/TLR-2-mediated innate immune response in acne patients [111]. It is reasonable to think that isotretinoin indirectly affects skin microbes, because it blocks the supply of an essential nutrient and stabilizes the overzealous immune system, but few have examined this in detail. Both oral [112–114] and topical [115] retinoids were reported to bring down the number of *C. acnes* and cause changes in microbial diversity in patients with acne. In a recent study by McCoy et al., isotretinoin was shown to have varying effects on the *Propionibacterium* subtaxa [116].

Alternative acne treatments include blue light, ultraviolet (UV) phototherapy, and photodynamic therapy [117–119]. These approaches could improve acne by reshaping the skin microbiota and lowering *C. acnes* counts within the lesions. UV light is a well-documented bactericidal treatment [22] that can block the release of lipoteichoic acid, lipopolysaccharides, and other bacterial metabolites with pro-inflammatory effects.

5.1. Antibiotics and the Acne Skin Microbiota

Few studies have examined the effects of antibiotics on the skin microbiota in acne. According to culture-based research, tetracycline antibiotics cause a decrease in the abundance of *Cutibacterium* in acne patients' skin [120].

Recently, Chien et al. [121] examined the changes in the skin microbial composition of acne patients following oral antibiotic therapy (sampling method: swabbing). Using 16S rRNA gene sequencing, *C. acnes* was found to be dominant at baseline. Four weeks of minocycline caused a 1.4-fold reduction of *C. acnes* in acne patients, with a recovery to baseline *C. acnes* levels 8 weeks after stopping the antibiotic. In addition to *C. acnes* reduction, there was a 5.6-fold increase in *Pseudomonas* species after

taking the antibiotics for 4 weeks. The growth of *Pseudomonas* explains the opportunistic skin infections (i.e., gram-negative folliculitis) common among acne patients receiving prolonged antibiotic therapy. A 4.7-fold decrease in *Lactobacillus* relative to baseline was found 8 weeks following minocycline cessation, but whether that presents an increased risk for skin infections needs to be determined.

A 16S rRNA sequencing study by Kelhala et al. [112], reported that lymecycline treatment decreases the abundance of *Cutibacterium* in skin with acne (sampling method: swabbing). They also claimed that the skin microbiota became more diverse after lymecycline treatment. Alpha diversity is supposedly increased as a result of the moderation of *Cutibacterium* colonization, which allows other flora to become more visible.

5.2. Antibiotic Resistance in the Microbiota of Skin with Acne

Topical and oral antibiotics have been the center of acne treatment for a long time. *C. acnes* resistance to antibiotics has increased over the years and become a worldwide problem in acne patients, with higher rates of resistance being reported for clindamycin (lincosamide) (36–90%) and erythromycin (macrolide) (21–98%) than for tetracyclines (4–16%) [122–126]. This is in line with the fact that topical macrolides and clindamycin are the most commonly used. The molecular mechanisms that underlie erythromycin and clindamycin resistance are point mutations in the 23S rRNA, and the presence of an *erm*(X) gene, respectively [69,127–130]. Tetracycline resistance is associated with chromosomal point mutation in the 16s rRNA gene of *C. acnes* [69]. *C. acnes* becomes less susceptible to doxycycline when amino acid is substituted in the ribosomal S10 protein [131].

The degree of antibiotic resistance varies among the different *C. acnes* strains. It is well known that acne-associated phylotype IA1 strains (ribotypes R4, R5) are most often antibiotic-resistant [41,128,132]. Furthermore, McDowell et al. [41] reported that all the phylotype IC isolates (ribotype R5 strain) used in their study were resistant to erythromycin and tetracycline.

The use of clindamycin and macrolides in acne not only causes *C. acnes* to be resistant to antibiotics but also leads to increased drug resistance among other skin bacteria. Potential mechanisms include acquiring mobile genetic elements with multi-drug resistance genes through horizontal gene transfer between bacterial species. At least 30% of *S. epidermidis* isolated from skin with acne were resistant to roxithromycin, erythromycin, and clindamycin [133]. Little is known about the effect of tetracyclines on skin microbiota other than *C. acnes*.

With the regular use of antibiotics in acne, recommendations are made to minimize the risk of antimicrobial resistance [106,134]. First, antibiotics are not meant for comedones. As a baseline rule, the use of topical antibiotics alone must be avoided. Topical antibiotics, if necessary, should be combined with retinoid or benzoyl peroxide to lessen the risk of antimicrobial resistance [135]. For maintenance, topical retinoid is a good choice and benzoyl peroxide can be added for further defense against *C. acnes*. Azelaic acid is also great because it blocks cellular protein synthesis in *C. acnes* without causing bacterial resistance [106].

Systemic antibiotics, combined with a topical agent (i.e., benzoyl peroxide, tretinoin, azelaic acid) are preferable for moderate to severe inflammatory acne, but they should not be used for more than 3 months. Oral tetracyclines (i.e., lymecycline, doxycycline) are the antibiotics of choice for acne with high macrolide-resistance [106,134,136].

5.3. Skin Microbiota As a Biomarker for Acne Drug Development

Several studies have compared the skin microbiota of acne patients and acne-free individuals to find differences in the dominant *C. acnes* strains (more virulent stains were associated with acne) [33,34]. Acne treatment is also known to reduce the number of *C. acnes* on the skin and cause an increase in the diversity of skin bacteria [112,121]. Given the clear link between acne and *C. acnes*, the skin microbiota could be used as a biomarker for acne drug development and clinical trials [137].

6. Gut Microbiota and the Skin

The skin and gut, both heavily vascularized and richly innervated organs with critical neuroendocrine and immune functions, are somewhat similar [134]. Interestingly, mounting evidence suggests that the two organs have a bidirectional connection, and many studies link intestinal health to skin homeostasis and allostasis [92,138].

The gut contains an extensive collection of bacteria, fungi, viruses, and protozoa that outnumbers its host cells by 10-fold [139,140]. Recent advances in metagenomics have broadened our understanding on the intestinal microbiota and its influence in human health and disease [141]. The intestinal microbiota performs metabolic and immune functions, playing an essential role in the maintenance of physiological homeostasis. Gut flora break down food and indigestible complex polysaccharides, synthesize essential vitamins (vitamin K and biotin), and thus provide nutritional benefits to the host [142]. The gut microbiota also intricately regulates the host immune system, making possible both tolerance to dietary and environmental antigens and defense against potential pathogens [143].

Currently, strong evidence indicates that gut microbes play a mediating role between skin inflammation and emotion [7]. In 1930, Stokes and Pillsbury issued a 'theoretical and practical consideration of a gastrointestinal mechanism' by which the skin is altered by emotional and nervous states. Those authors linked emotions such as worry, anxiety, and depression to changes in gut microorganisms, which they proposed would promote focal and systemic inflammation (the brain–gut–skin theory) [144].

Although not yet fully known, the mechanism by which the gut microbiota influences skin homeostasis seems to come from its modulatory effect on systemic immunity [92]. In addition, evidence suggests that the gut flora can affect the skin more directly, by transporting the gut microbiota to the skin [92,145]. When the intestinal barrier is disrupted, gut microbiota and their metabolites quickly enter the bloodstream, accumulate in the skin, and disturb the skin equilibrium [92]. The gut microbiota may also affect the skin microbiota by generating short chain fatty acids (SCFAs), during fiber fermentation in the gut [143]. SCFAs such as propionic acid were shown to have a profound antimicrobial effect against USA 300, the most prevailing community-acquired methicillin-resistant *Staphylococcus aureus* and is suggested to play a role in shaping the skin microbiota, which may influence cutaneous immunity [146]. *S. epidermidis* and *C. acnes* are examples of skin commensals that endure wider SCFA shifts than other skin microorganisms.

6.1. Gut Microbiota and Acne

The intestinal flora is thought to influence acne, possibly by interacting with the mTOR pathway [147–149]. Metabolites from the gut microbiota may constitutively control cell expansion, fat metabolism, and other metabolic functions through the mTOR pathway [150]. The mTOR pathway itself may also affect the gut microbiota by controlling the intestinal barrier [151]. In cases of gut dysbiosis and a disturbed intestinal barrier, a positive feedback loop can be formed, which may amplify the host metabolism and inflammation [152–155]. Considering the possible role of mTORC1 in acne pathophysiology [156], the interaction between mTOR and gut microbiota may serve as a mechanism by which the intestinal flora aggravates acne.

The connection between acne and gastrointestinal dysfunction can originate in the brain. Supporting this hypothesis is the stress-induced aggravation of acne. Experimental animal and human studies have shown that stress impairs the normal gut microflora, most notably *Lactobacillus* and *Bifidobacterium* species [144]. Psychological stressors cause intestinal microbes to produce neurotransmitters (i.e., acetylcholine, serotonin, norepinephrine) that cross the intestinal mucosa to enter the blood stream, resulting in systemic inflammation.

In recent years, the role of environmental factors, especially the Western diet, has been raised in acne pathogenesis. The Western diet includes dairy products, refined carbohydrates, chocolate, and saturated fat, which may aggravate acne by activating nutrient-derived metabolic signals [157,158]. Evidence also indicates that the intestinal flora associated with the Western diet contribute to inflammatory

skin diseases. For instance, high-fat diets reduce the level of gut flora and increase the concentration of lipopolysaccharides, causing systemic inflammation by impairing colonic epithelial integrity and barrier function, decreasing mucus layer thickness, and increasing the secretion of pro-inflammatory cytokines [159,160].

In 1930, Stokes and Pillsbury reported that a high proportion of acne patients had hypochlorhydria. Low acidity levels allow the relocation of colonic bacteria to the distal part of the small intestine, creating a state of gut dysbiosis and small intestine bacterial overgrowth [161,162], which causes increased intestinal permeability, and leads to skin inflammation [142] (Figure 5).


Acne
Autonomic nervous system
HPA axis
Skin HPA axis
Alteration in skin microbiota
Inflammation
Entry of gut microbiota and
metabolites into the
blood stream / nerve
metabolite
Stress
Alteration in gut microbiota
Impairment of the gut barrier
High glucose index → IGF-1
Low probiotic consumption
Gut microbiota
Effect on
systemic immunity
Direct transit
to the skin
SCFA
Skin homeostatis

Figure 5. A proposed model of the gut–brain–skin axis in acne. HPA: hypothalamic pituitary adrenal; IGF-1: Insulin-like growth factor-1; SCFA: short chain fatty acid.

6.2. Gut Microbiota in Acne

Only a few researchers have examined the gut flora of acne patients. The first such study was conducted in 1955 and compared the presence of potentially pathogenic bacteria in 10 acne patients with that in acne-free individuals [163]. It is noteworthy that the *Bacteroides* species, which increase under stress conditions, were frequently isolated from acne patients. A Russian study reported that people with acne exhibit markedly different intestinal flora compared with acne-free controls [164].

In a study by Deng et al. [159], acne patients exhibited lower gut microbiota diversity and a higher ratio of *Bacteroidetes* to *Firmicutes*, which is an enterotype of the Western diet. In addition, Yan et al. [165] found a decrease in *Lactobacillus*, *Bifidobacterium*, *Butyricicoccus*, *Coprobacillus*, and *Allobaculum* in acne patients compared with controls, which provides a new understanding of the link between acne and the alteration of gut flora. *Lactobacillus* and *Bifidobacterium* are common probiotic species that balance the intestinal microbiota by fermenting unabsorbed oligosaccharides in the upper gut [166]. They also strengthen the intestinal barrier by decreasing permeability and enhancing the epithelial resistance of the gut [167]. In addition, *Bifidobacterium* and *Lactobacillus* encourage the production of CD4+Foxp3+T cells (regulatory T cells), and regulatory dendritic cells, suppressing T helper cell and B cell response and cytokine production [168]. *Butyricicoccus* generates butyrate, which provides energy to cells and prevents mucosal barrier damage and inflammation [169].

Further studies should be performed to identify the enteral flora of acne patients and find changes in the gut microbiota following acne therapy (i.e., oral antibiotics and isotretinoin). In a murine study [170], doxycycline caused long term changes in the intestinal microorganism. Isotretinoin did

not have a significant effect on fecal microbes. On the other hand, isotretinoin did not have a significant effect on the fecal microbes in mice [170].

7. Probiotics and the Skin

Probiotics are living microorganisms that are beneficial to the host's health. Upon ingestion, they provide a protective shield across the intestinal mucosa [171]. The most commonly used and therefore, the best studied probiotic strains to date are *Lactobacillus* and *Bifidobacterium*. The official definition of prebiotics is a non-digestible food component that benefits the host by stimulating the growth or activity of bacterial species present in the colon [172]. Although oral probiotics/prebiotics have been used in the past to prevent and treat bowel disease, evidence suggests that by adjusting the composition of the microbial community, probiotics induce immune reactions that expand beyond the gut to act on the skin [173,174]. Oral probiotics have been reported to enhance insulin sensitivity in animal models [175] and regulate skin inflammation by interacting with gut-associated lymphoid tissue [176]. Certain strains of *Lactobacillus* encourage the production of IL-10 (an anti-inflammatory cytokine) and promote T-regulatory cell function, which suggests that probiotics help balance the immune system in response to stimuli [176]. *Bifidobacterium coagulans (B. coagulans)* also has immune-regulatory properties that can affect skin health. Incubating polymorphonuclear cells and peripheral blood mononuclear cells with *B. coagulans* supernatant and cell wall fragments promoted the maturation of antigen presenting cells and blocked ROS formation [177,178].

Probiotics and Acne

Growing evidence indicates that probiotics modify the pathophysiologic factors that contribute to acne, potentially improving patient compliance [174]. Probiotics directly inhibit *C. acnes* with antimicrobial proteins. In an in vitro study, *Streptococcus salivarius* suppressed the growth of *C. acnes* by secreting a bacteriocin-like inhibitory substance [179]. Similarly, strains of *Lactococcus sp. HY449* blocked *C. acnes* through the release of bacteriocins [180]. Probiotics, when topically applied, also improved the skin barrier and produced a secondary increase in antimicrobial peptides. *Streptococcus thermophiles* for instance, was shown to enhance ceramide production both in vitro and in vivo when applied as a cream for a week [181–183]. Ceramides are well-known for trapping water in the skin, but other than that, certain ceramide sphingolipids (i.e., phytosphingosine) display antimicrobial activity against *C. acnes*, thereby improving acne [184]. By producing ceramides, probiotics help strengthen the skin barrier, which is beneficial to acne patients because it calms the irritation caused by topical agents.

Probiotics also have immunomodulatory properties on keratinocytes and epithelial cells. *S. salivarius* strain K12 inhibited the release of pro-inflammatory cytokine IL-8 from keratinocytes [185]. Likewise, *L. paracasei* NCC2461 suppressed substance P-induced skin inflammation in human skin cultures [186,187]. Because substance P is involved in sebum production and acne inflammation, its suppression by probiotics suggests that probiotics could work as an adjunct in acne treatment [174,188]. IGF-1 is thought to participate in acne development. Foods rich in dairy and carbohydrates increase the risk of acne, probably by elevating IGF-1 [3,189]. Adding *Lactobacillus* to fermented milk caused a 4-fold decrease in IGF-1 compared with nonfermented skim milk [190]. Thus, probiotics could improve acne by regulating the IGF-1 level.

Clinical trials have assessed the effect of probiotics on acne. Kang et al. [191] reported that 8 weeks of topical *Enterococcus faecalis* treatment resulted in a 50% reduction in inflammatory acne count compared with placebo. A 5% extract of *Lactobacillus plantarum* also reduced acne severity (i.e., acne size, count, and associated erythema) [192]. In an Italian study [193], the group that received oral probiotics (250 mg of freeze-dried *Bifidobacterium bifidum* and *L. acidophilus*) as a supplement to acne treatment showed greater resolution of acne compared with the non-supplemented group. In addition, patients with probiotics supplementation showed greater tolerance of and compliance with oral antibiotics. A recent clinical trial [194] also indicated that probiotics decrease the side effects (i.e., vaginal candidiasis) associated with systemic antibiotics (i.e., minocycline) while providing

synergistic benefits for inflammatory acne. Taken together, the findings suggest that the microbiota plays an important role in acne pathogenesis and can be modulated for clinical improvement, but efforts should be made to identify the exact mechanisms and therapeutic effects of oral/topical probiotics in acne (Table 4).

Table 4. Probiotics and acne.

Key Microbes Involved	Potentially Beneficial Microorganisms	Main Mechanism of Action	Experimental Model
C. acne (hyper-colonization and dominance of virulent strains)	*Staphylococcus epidermidis* [18]	Fermentation of glycerol (inhibition of *C. acnes* growth)	In vitro
	Streptococcus salivarius [166]	Production of bacteriocin-like inhibitory substance (inhibition of *C. acnes* growth)	In vitro
	Lactococcus sp. HY449 [167]	Release of bacteriocin (inhibition of *C. acnes* growth)	In vitro
	Streptococcus thermophiles [169,170]	Increase in ceramide production, secondary antimicrobial activity (restoration of the skin barrier, inhibition of *C. acnes* growth)	In vivo, In vitro
	Lactobacillus paracasei [173,174]	Suppression of substance P-induced inflammation (reduction of inflammation)	Ex vivo
	Enterococcus faecalis [178]	Production of enterocins (inhibition of *C. acnes* growth)	In vivo
	Lactobacillus plantarum [179]	Production of antimicrobial peptides (inhibition of *C. acnes* growth)	In vivo

8. Conclusions

Using advances in technology, researchers have increased what is known about the human microbiome. Each person's microbial environment is complex and individualized. Researchers have sought the link between microbiota and *C. acnes* for the past 100 years. Recent metagenomic studies have shown that acne vulgaris is characterized by the dominance of virulent strains of *C. acnes*, but the limitations and biases of current skin sampling methods indicate the need for a better approach. Also, given the growing number of patients who are treatment resistant, longitudinal assessments are needed on phenotypic changes in the skin microbiome with isotretinoin and antibiotic treatment. Until recently, diet and psychological stress were thought to have little relevance to the pathophysiology of acne. However, with the understanding that the brain–gut–skin axis exists, it is now clear that intestinal microbes have significant effects on acne. As understanding of the microbiome in healthy skin and the pathophysiology of acne continues to develop, new therapeutic targets are arising. Novel systemic and topical interventions that influence the microbiota (i.e., probiotics, prebiotics), custom tailored to each patient according to their unique microbial 'fingerprint', are worthy of intense research.

Author Contributions: All authors made substantial contributions to the concept and design of the work and approved the submitted version (Conceptualization, H.S.K.; Writing—Original Draft Preparation, Review, and Editing, Y.B.L, E.J.B., and H.S.K.; Funding Acquisition, H.S.K.).

Funding: This study was supported by a National Research Foundation of Korea (NRF) grant funded by the South Korean government (2017R1C1B5016144), and a grant from the Translational R&D Project through the Institute for Bio-medical Convergence, at Incheon St. Mary's Hospital, The Catholic University of Korea.

Acknowledgments: We thank Jungwoo Suh for the illustrations in this paper.

Conflicts of Interest: The authors declare no conflict of interest.

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Review Article

Journal of Cutaneous Medicine and Surgery
2023, Vol. 27(6) 628–640

DOI: 10.1177/12034754231204295
journals.sagepub.com/home/cms

Canadian Dermatology Association / Association canadienne de dermatologie

The Mind Body Connection in Dermatologic Conditions: A Literature Review

Kristie Mar, BSc[1] and Jason K. Rivers, MD, FRCPC[2,3]

Abstract

Psychodermatology pertains to the relationship between the skin and brain. This review aims to summarize the evidence of the mind body connection in four psychophysiological conditions: rosacea, atopic dermatitis (AD), acne vulgaris (AV), and psoriasis. A literature search was conducted using several English language databases. All four conditions share similar psychiatric co-morbidities, including but not limited to anxiety, depression, and suicidality. In rosacea, the upregulation of transient receptor potential vanilloid type 1, Toll like receptor 2, and Th17 cells releases downstream products that are simultaneously implicated in mood disorders. Stress exacerbates AV through the hypothalamic-pituitary-adrenal (HPA) system, which alters functioning of sebocytes and *Cutibacterium acnes*. In AD and psoriasis, the HPA axis influences Th1, Th2, Th22, and Th1, Th17 immune mediated responses, respectively. This leads to the secretion of pro-inflammatory cytokines which are also involved in the pathogenesis of anxiety and depression. Neurotransmitters implicated in mental illness, such as gamma-aminobutyric acid and serotonin, may also play a role in the development of AD and psoriasis. The management of cutaneous disease may mitigate psychological distress, and future research may show the corollary to also be true.

Keywords
psychodermatology, skin-brain axis, psychocutaneous medicine

Introduction

Psychodermatology is the interaction between dermatology and psychiatry.[1-3] The connection between the two disciplines lies within the neuroendocrine and neuroimmune systems, collectively known as the neuro-immuno-cutaneous system (NICS).[1,2] Approximately 30 to 60% of dermatologic conditions have psychiatric aspects.[1] Although dermatologists have an increased awareness about the psychological aspects of skin conditions, many psychiatric co-morbidities are still undiagnosed and left untreated.[1] This underscores the need for a multi-disciplinary approach.

Psychodermatology is classified into three categories: psychophysiological conditions, primary psychiatric and secondary psychiatric disorders (Table 1). Psychophysiological disorders are skin conditions caused by or exacerbated by stress and other emotional factors.[1-4] Primary psychiatric disorders are characterized as self-induced cutaneous manifestations that arise from underlying psychiatric conditions.[1,3,4] Conversely, individuals with secondary psychiatric conditions experience mental health issues that are a result of pre-existing skin conditions.[1,3,4] This review focuses on four psychophysiological disorders: rosacea, acne vulgaris (AV), atopic dermatitis (AD), and psoriasis. We hypothesized that psychiatric co-morbidities are attributable to shared pathomechanisms involving the NICS, and that modification of dermatologic conditions with drugs and cognitive therapies may have a parallel effect on mental health issues.

Methods

An English language literature review was conducted between October 2021 and February 2022 using variations of MeSH and key terms: "dermatitis, atopic," "psoriasis," "rosacea," "acne vulgaris," anxiety disorders," "depressive disorder," "cytokines," "inflammation," and "psyc*." PubMed, Scopus, Medline and Google Scholar databases were utilized with no restriction on the year of publication.

[1]University of British Columbia, Vancouver, BC, Canada
[2]Pacific Derm, Vancouver, BC, Canada
[3]Department of Dermatology and Skin Science, University of British Columba, Vancouver, BC, Canada

Corresponding Author:
Jason K. Rivers, Pacific Derm, 2425 Hemlock Street, Vancouver, British Columbia V6H 4E1, Canada.
Email: jason@pacificderm.ca

Table 1. Psychiatric Co-Morbidities of Atopic Dermatitis

General population	Adults
• Attention deficit disorder • Anxiety disorders • Autism • Conduct disorder • Depressive disorders	• Adjustment disorders • Alcohol and substance abuse • Personality disorder

The Cochrane database was also searched but yielded no additional results.

Results

Rosacea

Psychiatric co-morbidities. Among all psychiatric co-morbidities, Chung et al. found that rosacea patients exhibit the highest risk for phobic disorder, followed by obsessive-compulsive disorder, major depressive disorder (MDD), and bipolar disorder.[5] Rosacea patients are at least twice the risk to develop anxiety and depression compared to the general population, with approximately 20% and 15% of patients having concurrent depression and anxiety, respectively.[6,7] Many patients experience a diminished quality of life (QoL) in terms of social outcomes, such as being hired for work and developing relationships with others.[5]

Pathophysiology mechanism of the skin-brain Axis. Several investigators have found an overexpression of the transient receptor potential vanilloid type 1 (TRPV1) channel in rosacea patients.[7–9] TRPV1 functions as a primary sensor of thermal and chemical stimulation in the skin. When stimulated, it modulates vasodilation, inflammation and the sensation of pain.[8,9] After exposure to various rosacea triggers, TRP receptors become overexpressed and release neuropeptides including calcitonin gene-related peptide (CGRP), pituitary adenylate-cyclase-activating polypeptide and substance *P* (SP).[8] These neuropeptides act directly on endothelial and muscle cells to mediate vascular effects and degranulation of mast cells,[7] resulting in the characteristic flushing, erythema, and inflammation seen in rosacea.[8] Mast cell degranulation releases secretory granules including tryptase, which induces migration of matrix metalloproteinases (MMPs) to the skin.[8] In rosacea, increased MMP activity leads to the degradation of the extracellular matrix, contributing to erythema, telangiectasia, and inflammation.[8,9] Of interest, some investigators have documented higher levels of MMPs among depressed patients, suggesting this may be a shared mechanism linking rosacea to mental health issues.[10,11] In addition, keratinocytes of rosacea patients express increased Toll-like receptor 2 (TLR-2), which activates kallikrein related peptidase 5, which in turn cleaves human cathelicidin antimicrobial protein into the antimicrobial protein cathelicidin, LL-37.[12] LL-37 recruits leukocytes and mast cells, inducing angiogenesis and vasodilation, and releasing various cytokines, for example, IL-1 and IL-6.[12] Of note, circulating serum levels of LL-37 are also higher in bipolar and depressed patients who do not have cutaneous disease compared to healthy subjects.[13,14] Finally, both rosacea patients and depressed individuals may express increased numbers of Th17 cells, with animal models linking increased Th17 cells to depression-like behaviors

Table 2. Comparison of Cytokine Profiles Between Dermatology and Depressed Patients

Cytokines	Atopic Dermatitis	Psoriasis	Rosacea	Acne Vulgaris	Depression
IL-1	↑	↑	↑	↑	↑
IL-2	↑	↑			
IL-3	↑				
IL-4	↑	↑			
IL-6		↑	↑	↑	↑
IL-8	↑			↑	
IL-10	↑				
IL-12	↑			↑	↑
IL-13	↑				↑
TGF-β	↑				↑
TNF-α	↑	↑		↑	↑
IFN-γ		↑		↑	
IL-17		↑	↑	↑	↑
IL-18					↑
IL-23		↑			

(Table 2).[8] A main cytokine secreted by Th17 cells, IL-17, can also induce expression of MMP-9 and dysregulate or enhance the expression of LL-37.[15]

Behavioural and pharmacological interventions. Cognitive-behavioral therapy (CBT) techniques has been shown to reduce social anxiety and depressive mood, and increase sense of control in rosacea patients.[16,17] However, a study utilizing the Dermatology Life Quality Index (DLQI) found that rosacea patients with a shorter duration of disease were more likely to have higher DLQI scores.[18] Therefore, offering psychological treatment earlier may enhance the patient's chance for a response.

Treatment of rosacea patients with refractory erythema and flushing has been explored using intradermal botulinum toxin (BoNT) injection.[9,19] BoNT modulates blood vessel dilatation while also exerting an anti-anxiety and anti-depressant effect.[19–22] Doxycycline, minocycline and metronidazole have been shown to exhibit anti-inflammatory effects and reduce the erythematic appearance of rosacea.[8,23] A recent clinical trial of minocycline and metronidazole have also shown positive effects in humans with depression and rats with anxious-depressive behavior, respectively,[24,25] while doxycycline has exhibited antidepressant effects in animal models of depression.[26,27] Finally, in an animal model of LL-37 induced rosacea, aspirin was shown to reduce erythema and telangiectasia by decreasing the expression of chemokines and cytokines, such as IL-1α and IL-1β, and suppressing the Th17 immune response.[28] However, aspirin's ability to treat depression, anxiety and stress related disorders in humans has garnered mixed results.[29–31]

Gaps in knowledge and future research. Comparative outcomes across studies are difficult to assess due to heterogenous methods of reporting psychological symptoms and diagnoses. Development of a standardized screening tool specific to rosacea would be of interest for future use. Currently, no data exists to indicate antidepressants or anti-anxiety medications can improve rosacea and there is limited evidence that psychotherapy will mitigate the symptoms of rosacea. Although there is emerging evidence that IL-17 has a shared role in the skin-brain axis, the actual mechanism of IL-17 in mental illnesses is largely unexplored. As such, IL-17 inhibitors may play a role in the management of refractory rosacea, especially those with depression.

Further study of doxycycline, minocycline and metronidazole is necessary to investigate the direct effect on the psyche of rosacea patients, as well as patients with anxiety and depression alone. Whether topical anti-inflammatory medications, such as azelaic acid and ivermectin can mitigate concurrent psychological symptoms has yet to be explored.

Acne Vulgaris

Psychiatric Co-morbidities. Acne vulgaris is associated with low self esteem, anxiety, depression, and suicide.[32] The latter is especially prevalent among adolescents with acne.[32] Severe acne can result in hospital admission for anxiety, adjustment, personality, and substance use disorders.[33] A recent study identified acne patients to be at particularly high risk for developing post-traumatic-stress-disorder during the COVID-19 pandemic compared to individuals without acne.[34] AV heavily disrupts an individual's personal and professional life, and reduces their QoL.[32,35]

Pathophysiology of the skin-brain axis. Stress triggers the hypothalamic-pituitary-adrenal (HPA) system to produce stress-related neuropeptides and neurotransmitters which impact peripheral target organs, including the skin.[35] Recent studies have shown that sebocytes express functional receptors for corticotropin releasing hormone (CRH), β-endorphin, vasoactive intestinal polypeptide, neuropeptide Y and CGRP.[36] These ligands signal the local production of inflammatory cytokines and induce androgen metabolism and lipogenesis in sebocytes.[36] This may in turn further lead to proliferation of *Cutibacterium acnes*.[36] It is of interest to note that dysregulated levels of androgens are also implicated in the development of anxiety and depressive disorders.[36]

C. acnes has been shown to activate inflammasomes within sebaceous glands, inducing them to release pro-inflammatory cytokine, IL-1β.[37,38] *C. acnes* also binds TLRs 2 and 4 on keratinocytes to increase levels of IL-8 and IL-12.[39] This simultaneously stimulates the NF-kβ signaling pathway, leading to a downstream expression of IL-1β, TNF-α, IL-1α, IL-6 and IFN-γ.[39,40] Wachowska et al. confirmed that depressed individuals have raised serum levels of IL-1 and IL-6 compared to healthy individuals.[41] Further, the results of a meta-analysis noted there were increased levels of IL-6, TGF-β, TNF-α and IFN-γ in suicidal patients compared to non-suicidal controls.[40]Furthermore, *C. acnes* activates Th1 and Th17 lymphocytes which then produce IL-17 within acne lesions.[39] In mice, cumulative stress may lead to long-lasting depressive symptoms through the upregulation of IL-17,[42,43] and administration of IL-17A alone may precipitate depression-like behavior.[44] Along with elevated Th17 cells, depressed patients can also exhibit elevated serum IL-17 levels.[8,45]

Behavioural and pharmacological interventions. Psychotherapeutic interventions, such as relaxation techniques and visualization, have been shown to reduce depression and social phobia in acne patients, and can improve the skin too.[36] Some investigators have reported the greatest reduction in both psychological and skin disease was achieved with oral isotretinoin therapy.[36] Isotretinoin has been linked to depression, suicide, psychosis and mania,[36,46] but a recent population-based study found no increased

risk of psychiatric disorders associated with this drug.[47] As isotretinoin can reduce expression of MMPs, the reduction in depressive symptoms in acne patients may be explained in part through this anti-inflammatory effect.[48] Although the role of MMPs in acne lesions is not as well understood as it is in rosacea, tetracycline antibiotics such as doxycycline and minocycline can also target MMP activity.[49,50]

Oral contraceptive pills (OCP) and spironolactone diminish acne through their anti-androgen effects.[51] While spironolactone has potential anti-depressant effects, results for the modulation of depressive symptoms with use of OCPs is unclear.[52–55]

Gaps in knowledge and future research. Studies exploring the use of anti-anxiety or anti-depressant medications of acne patients' cutaneous symptoms may be warranted. No study has explored the effect of IL-17 inhibitors on acne and the psyche. As well, future research investigating the inhibition of the other cytokines identified in acne, such as IL-1, IL-6 or TNF-α may be of value. Continued cytokine sampling from acne lesions at different stages in animal and clinical studies is necessary. Finally, further research on the impact of hormonal treatments on the skin and psyche would be of interest.

Atopic Dermatitis

Psychiatric co-morbidities. Atopic dermatitis is associated with many psychological co-morbidities in all age groups and includes attention deficit disorder, depression and anxiety (Table 1).[56–58] AD impairs the sleep quality of affected individuals and their caregivers too.[58,59] This, along with pruritus, social isolation, and stigmatization contributes to the mental distress associated with AD..[56,57,59]

Pathophysiology mechanism of the skin-brain axis in atopic dermatitis. Up to 70% of AD patients experience an emotional stressor before an onset of AD.[59,60] Stress induces the release of cortisol, adrenocorticotropin, and β-endorphin from the HPA-axis.[56] Acute high stress hormone levels can exert an immunosuppressive effect on Th1 cells while mediating differentiation of T-helper cells to Th2 cells.[56,59–61] Th2 cells proceed to induce immunoglobulin class switching from IgM to IgE.[59-61] IgE antibodies then bind to mast cells and induce degranulation of lipid mediators, chemical and protein mediators, and pro-inflammatory cytokines (TNF-α, TGF-β, IL-1-4, IL-8-13 etc.) resulting in eczematous skin lesions.[59-61] Previous studies have found that anxiety was positively correlated with serum IgE and IL-4 levels and negatively correlated with Th1/Th2 ratio in AD patients.[61,62] Of interest, individuals with depression also share a similar cytokine profile with AD patients (Table 2).[63]

Anxiety and stress may also worsen AD through the serotonergic system. Rasul et al. found higher levels of serotonin 5-hydroxytryptamine (HT) 1A receptor and serotonin transporter protein (SERT) expression in skin lesions of AD patients, while higher 5-HT2A expression was observed in non-lesional skin.[64] Investigators found that stimulation of 5-HT1A activates monocytes and inhibits their apoptosis.[65,66] In skin, serotonin is involved in inflammation, immunomodulation, vasodilation and pruritus.[67-69] For example, serotonin may promote secretion of pro-inflammatory cytokine, IL-16, recruit and activate *T* cells, and activate TRPV receptors.[67-70] Serum levels of serotonin in AD patients have been shown to adversely correlate with depression scores, and its dysregulated levels are well known to facilitate the pathogenesis of several psychiatric disorders, including anxiety and depression.[64,67,71]

There is further evidence for stress-induced neurogenic inflammation in AD. AD patients may have high serum levels of nerve growth factor, SP, neurotrophin-4, and brain-derived neurotrophic factor (BDNF), all of which have roles in neuronal survival, inflammation, pruritus and psychiatric disorders (Table 3).[9,72] Affected skin can display a high density of SP- and CGRP-positive nerve fibers that have increased contact with mast cells under stress exposure.[9,73] A mouse model demonstrated that mental stress can worsen AD through SP-dependent neurogenic inflammation and local Th2 related cytokines.[9] Clinical studies have confirmed that the amount of SP detected in AD patients' serum is correlated with disease severity, suggesting neuropeptides released from nociceptors in skin lesions promote itching and scratching.[73] Additionally, investigators propose that SP may serve as a biomarker and therapeutic target for depression and anxiety disorders.[74,75] In animal models, its administration can elicit depressive and anxious behaviors.[74,75] Elevated levels of SP have also been observed in individuals

Table 3. Neurotropic Factors, Neuropeptides and Enzymes Implicated in Neurogenic Inflammation of Atopic Dermatitis

Neurotrophic factors, neuropeptides & enzymes	Roles
BDNF	Neuronal growth, differentiation and survival
NFT-5	Survival and outgrowth of neurons
NGF	Development and survival of neurons
SP	Release of pro-inflammatory cytokines IFN-γ, IL-4, TNF-α, and IL-10

Abbreviations: BDNF, brain derived neurotrophic factor; NFT-5, neurotrophin-4; NGF, nerve growth factor; SP, substance P.

with MDD compared to healthy controls, and levels subsequently drop after they receive treatment for depression.[74]

Finally, high BDNF levels in AD patients have been correlated with disease activity, potentially due to its immunomodulatory effects including chemotaxis, inhibition of eosinophil apoptosis, and localization of eosinophils to sensory nerve fibers.[76,77] Yeom et al. reported that anxious and depressive-like behavior in AD mice was associated with increased BDNF striatal levels and activation in the reward circuitry.[72,78,78]

Behavioral and pharmacological interventions. Supplementing dermatological treatment with psychotherapy, such as CBT, can improve both skin and mental health in patients.[59,79-81] However, compliance with therapy limit this benefit because some AD patients may lack the motivation to continue with treatment.[81] For chronic anxiety and depression, low to moderate (10 to 50mg depending on the specific medication) doses of tricyclic antidepressants and selective serotonin reuptake inhibitors (SSRI) are a safe and effective option, although they take several weeks to take effect.[57,79,82,83] Li et al. found that administration of fluoxetine ameliorated both cutaneous and anxiety and depressive-like behavior in an AD mouse model.[84] Tetracyclic antidepressants, such as mirtazapine, are not only reported to reduce psychological symptoms at low to moderate doses (15 to 45mg), but also to improve sleep and pruritus at low doses (7.5 to 30mg).[58,85-88]

In AD, dupilumab, has been shown to reduce symptoms of anxiety and depression as early as 2 weeks through inhibition of pro-inflammatory cytokines (IL-4, IL-12) and IgE.[89] Tralokinumab (anti IL-13) has been linked to overall QoL improvement in AD patients due to its proposed anti-pruritic, anti-depressant, anti-anxiety, and sedative effects.[90,91] While no study has demonstrated any anti-depressant or anti-anxiety effects of JAK-inhibitors on AD patients, these small molecules have been shown to improve anxious-depressive behavior in animals and can improve the mental health of patients living with chronic illnesses, such as rheumatoid arthritis.[92,93]

In future, pharmacologic interference of SP-mediated neurogenic inflammation may be a promising alternative therapeutic target utilizing the NK-1 receptor antagonist BIIF 1139 Cl.[9] Clinical studies reported NK-1 receptor antagonists reduced pruritus in AD patients, while animal studies observed a decrease in IgE levels and density of SP-positive nerve fibers in skin lesions.[9,94] NK-1 receptor antagonists have been demonstrated to reduce anxiety and depression in both animal models and patients with MDD and moderately high anxiety levels.[95,96]

Gaps in knowledge and future research. Research on biologics and small molecule medications, for example, tralokinumab, should continue to determine if they can not only improve the skin and psychological symptoms associated with AD but as well reduce anxiety and depression in those who do not have skin disease. Further study of anxiolytic and antidepressant mechanisms underlying NK-1 receptor antagonism is encouraged. Several bidirectional theories suggest psychological distress can induce AD, while cutaneous AD symptomatology can induce mental illness through cytokines and neurotrophic factors. Why this occurs in some AD patients and not others is unclear. Longitudinal animal studies are not available and may be the next suggested step.

Psoriasis

Psychiatric co-morbidities. There is a high prevalence of depression, anxiety, suicidality, and sleep disorders in psoriatic patients.[97-99] A strong correlation exists between the level of stress and disease severity.[100] Psoriasis can be a debilitating and stigmatizing condition that often leads to social isolation and adversely impacts sleep and work.[101]

Pathophysiological mechanism of the skin-brain axis. External stress stimuli can induce keratinocytes to produce several pro-inflammatory cytokines, for example, TNF-α, IFN-γ, IL-1β and IL-6.[102] The activation of inflammatory dendritic cells (DC) and their subsequent release of pro-inflammatory cytokines is largely considered a major contributing factor in the pathogenesis of psoriasis.[102,103] Elevated levels of pro-inflammatory cytokines (IL-1, IL-6, TNF-α, etc.) in psoriatic patients is analogous to the profile seen in people with depression who do not have other systemic inflammatory diseases (Table 2).[104,105]

Moreover, DCs produce high levels of IL-23, which activates Th17 cells.[102,104] In turn, Th17 cells produce high levels of IL-17A and other cytokines, which have direct effects on keratinocytes.[102-104] A feed-forward inflammatory cycle is established whereby *T* cells are perpetually being activated.[102-104] IL-17 and other cytokines are subsequently released into systemic circulation causing further inflammatory responses in perfused tissues.[102,103] Paralleling peripheral effects, IL-17 has been implicated in neuronal cell death and neuronal toxicity.[106] Among psoriasis patients with elevated levels of IL-17A, an increased risk for anxiety and depression disorders has also been reported.[106]

There has been further evidence of increased expression of MMP genes in human psoriatic lesions and human keratinocytes cultured with IL-17.[107,108] Specifically, elevated levels of MMP-9 and pro-MMP-1 levels were observed in patients' serum, and MMP-3 was further correlated with cytokines IL-4, IL-17A, TNF-α in psoriatic patients.[107,109,110]

In addition, the HPA axis may be implicated in psoriasis.[104] CRH has been shown to be involved in a number of cutaneous roles including stimulation of IL-6 and IL-11 production and activation of pro-inflammatory complex protein of NF-kβ, ultimately priming keratinocytes for a pro-inflammatory state.[104] Skin biopsies of psoriatic patients

show higher CRH levels compared to healthy skin.[104] As well, IL-1, IL-6, TNF-α, and IFN-α all increase central levels of CRH, adrenocorticotropic hormone (ACTH) and cortisol, and downregulate negative feedback on this stress response by decreasing expression of glucocorticoid receptors.[104] A hyperactive HPA-axis can then promote negative mood symptoms.[104]

There is copious evidence for the involvement of gamma-aminobutyric acid (GABA) in the pathogenesis of most psychiatric disorders, such as schizophrenia, bipolar disorder and MDD.[111] More recently, its cutaneous role in psoriasis is being highlighted. Matiushenko et al. reported GABA levels are decreased among psoriatic patients in the acute stage with concurrent psychological disorders.[112] Conversely, Nigam et al. observed an increased number of GABA-positive inflammatory cells and increased GABA-A receptor activity in psoriatic individuals' skin, which positively correlated with pruritus.[113] Investigators speculate GABA may modulate the activity of immune cells and regulate cytokine release, such as IL-2 and TNF-α.[113,114]

Furthermore, the serotonergic system may play a role in the development of psoriasis in addition to AD. Investigators report that psoriatic patients tend to have elevated serum levels of serotonin and higher SERT expression in their lesions.[67,112,115] Higher SERT-positive DCs in lesions also positively correlate with psoriatic severity.[115]

Behavioural and pharmacological interventions. There are many options available to treat the psychological symptoms of psoriasis. Escitalopram, an SSRI, combined with psychotherapy showed greater reduction in depression, anxiety, pruritus and Psoriasis Area Severity Index (PASI) scores compared to psychotherapy only in psoriatic patients.[116] However, other psychotropic medications, fluoxetine, bupropion, and lithium, can exacerbate psoriasis.The exact reasons remain unclear and other studies have not found this association.[117,118] Generally, there is evidence that antidepressants, such as SSRIs, tricyclic antidepressants and serotonin norepinephrine reuptake inhibitors, can reduce the risk of psoriasis in patients with MDD.[118] Of interest, mindfulness meditation has been demonstrated to significantly improve psoriasis but without a reduction in stress levels.[119] Another study demonstrated that CBT significantly reduced anxiety, depression, and PASI scores: 64% of psoriasis patients achieved PASI 75 at a 6-months compared to 23% in controls.[120]

Moreover, TNF-α antagonists, anti-IL-12/23 antibodies (ustekinumab), and anti-IL-17 antibodies (brodalumab and ixekizumab) were shown to reduce both the severity of psoriasis and depressive symptoms.[4,101,106,109,121,122] A boxed warning regarding the risk of suicidal ideation and behavior was previously issued for brodalumab; however, a subsequent meta-analysis did not find any significant association.[123] Cutaneous disease and depression, particularly seasonal depression disorder, can be managed with phototherapy.[124-126] Psoriasis is often treated with ultraviolet (UV)-B or psoralen plus UV-A therapy, whereas bright light therapy is used for depression.[124,125] The therapeutic benefit of phototherapy in psoriasis is largely attributed to its anti-inflammatory effects.[125] This is also part of the proposed mechanism for its effectiveness in depression, along with increasing vitamin D levels and stimulating the production of serotonin.[124,126] However, the exact mechanisms through which light therapy improves mood remain unclear, and further research is warranted.[124,126] Additionally, the impact of UV therapy on depression in patients with psoriasis is variable, with some studies reporting a positive effect on mood, while others finding no significant effect or even an exacerbation of depression.[127,128] Finally, a case report found treatment with gabapentin and pregabalin improved an individual's psoriasis; however, larger studies have not been conducted.[129]

Gaps in knowledge and future research. Tzeng et al. have suggested antidepressants could be used as a preventative measure for MDD patients against the development of psoriasis.[118] Further research is necessary to confirm this and to investigate the effect of these medications on established psoriasis. Questions remain as to whether biologics could be used to treat depression in patients who do not have psoriasis. As phototherapy alone seems to offer no benefit on co-existing anxiety and depression, this highlights the complexity of underlying skin-brain pathophysiology. Emphasis on integration of a more holistic treatment approach for psoriasis may be especially necessary. Further pre-clinical study is required to understand the order of events, and the role that inflammation plays in the co-occurrence of psychiatric conditions.

The Interrelationship Between Psychotherapy and the Neuroimmune System

Psychosocial interventions can reduce both psychological and dermatologic symptoms across the four conditions discussed in this review. While the exact mechanism remains unclear, a recent systematic review found a significant correlation between psychotherapy and an improved immune function.[130] Psychotherapy has been shown to consistently reduce pro-inflammatory cytokine levels and increase immune cell counts.[130] These associations were most consistent for CBT and multiple combined psychotherapies.[130]

In addition, psychotherapy has been shown to reduce 5-HT1B and increase 5-HT1A receptor binding effect in patients with MDD, indicating that serotonin modulation may be a contributing factor in the therapeutic effect.[131,132] Linz et al. observed that there was no difference in BDNF levels after participants completed a 3 month mindfulness-based mental training program.[133] Similarly, Sanacora et al. reported that CBT did not affect cortical GABA concentrations in depressed individuals.[134]


Psychodermatology
Psychophysiologic Disorders
Primary Psychiatric Disorders
Secondary Psychiatric Disorders
Acne vulgaris
Aphthosis
Atopic Dermatitis
Herpes simplex
Hyperhidrosis
Perioral dermatitis
Pompholyx
Psoriasis
Rosacea
Seborrheic dermatitis
Telogen effluvium
Urticaria
Acne excoriee
Body dysmorphic disorder
Bromidrophobia
Delusions of parasitosis
Dermatitis artefacta
Dysesthesias
Neurotic excoriations
Onychotillomania
Psychogenic pruritus
Trichotillomania
Albinism
Alopecia areata
Hemangiomas
Hidradenitis suppurativa
Vitiligo

Figure 1. Psychodermatology disorders. psoriasis, trichotillomania and vitiligo are just a few examples of common psychodermatologic conditions. This list is not exhaustive.

However, most psychotherapy research has centered on the effects of cortisol levels. For example, mindfulness-based art therapy, mindfulness meditation and CBT all reportedly reduce cortisol levels.[135-140] These effects were only observed in individuals who experienced significant improvement in their cognitive and affective symptoms of depression.[141] In particular, females who do not respond well to CBT have significantly higher cortisol and ACTH basal plasma concentrations, which investigators suggest may serve as a predictor of psychotherapy outcome.[142] Despite the growing body of evidence, research of the effects of psychotherapy on the NICS system is still distinctly nascent.

Limitations

This review has several limitations including limited scope, lack of data synthesis and analysis, and lack of quality appraisal of evidence. Only four dermatological conditions were included to highlight the inter-dependence of the mind and skin, although many others exist (Figure 1). Studies generally included have small sample sizes, inconsistent psychiatric evaluation, and heterogeneous inflammatory markers and timepoints. Additionally, exploration of the gut-brain-skin axis was outside the scope of this review. The breadth and depth of the literature was managed using a carefully designed search strategy and librarian consultation.

Conclusion

The psychological distress caused by rosacea, AV, AD, and psoriasis are well known to clinicians. Common co-morbidities include anxiety disorders, mood disorders, sleep disorders, and suicidal thoughts and attempts. Although the stigmatization of mental illness has decreased, barriers remain for patients to access mental health services, and many individuals are reluctant to seek treatment.[143] A combined treatment approach that addresses both the psychological and cutaneous disease state would be welcomed by patients. Clinical management may gradually evolve from a purely dermatological lens to one that is more multi-disciplinary in approach. Development of a standard psychiatric screening tool relevant to psychodermatologic conditions is necessary. Dermatologists may then easily and rapidly administer screening questionnaires for certain patients. Evidence of shared pathomechanisms between the skin and brain present dual targetable therapeutic opportunities. Further coordinated care through the use of psychotherapy and psycho-pharmacologic agents may provide an additional benefit in the management of cutaneous diseases. In future, and in a complementary fashion, drugs used in cutaneous disease may also prove of benefit for the management of primary psychiatric states.

Declaration of Conflicting Interests

The authors declared no potential conflicts of interest with respect to the research, authorship, and/or publication of this article.

Funding

The authors disclosed receipt of the following financial support for the research, authorship, and/or publication of this article: Neither honoraria nor other form of payment was made for authorship.

ORCID iD

Kristie Mar https://orcid.org/0000-0002-2482-8633

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